 Filed Pursuant to Rule 424(b)(3)
 Registration Statement No. 333-277051
CUMMINS INC.
Offer to Exchange Up to 67,054,726 Shares of Common Stock of
ATMUS FILTRATION TECHNOLOGIES INC.
Which are Owned by Cummins Inc. for Outstanding Shares of Common Stock of
CUMMINS INC.
THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MARCH 13, 2024, UNLESS THE EXCHANGE OFFER IS EXTENDED OR TERMINATED.
Cummins Inc., an Indiana corporation (“Cummins”), is offering to exchange (the “Exchange Offer”) up to an aggregate of 67,054,726 shares of common stock, par value $0.0001 per share (“Atmus Common Stock”), of Atmus Filtration Technologies Inc., a Delaware corporation (“Atmus”), for outstanding shares of common stock, par value $2.50 per share (“Cummins Common Stock”) of Cummins that are validly tendered and not properly withdrawn.
This Exchange Offer is intended to permit you to exchange your shares of Cummins Common Stock for shares of Atmus Common Stock at a 7% discount to the per-share value of Atmus Common Stock through an exchange ratio calculated as set forth in this prospectus subject to the upper limit described below. For each $100 of Cummins Common Stock accepted in this Exchange Offer, you will receive approximately $107.53 of Atmus Common Stock, subject to an upper limit of 13.3965 shares of Atmus Common Stock per share of Cummins Common Stock. This Exchange Offer does not provide for a lower limit or minimum exchange ratio. See “The Exchange Offer — Terms of the Exchange Offer.” IF THE UPPER LIMIT IS IN EFFECT, YOU MAY RECEIVE LESS THAN $107.53 OF ATMUS COMMON STOCK FOR EACH $100 OF CUMMINS COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.
The value of the two stocks for purposes of the preceding paragraph and this Exchange Offer will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAPs”) of Cummins Common Stock (the “Average Cummins Price”) and Atmus Common Stock (the “Average Atmus Price”) on the New York Stock Exchange (“NYSE”) during the three consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the Exchange Offer (the “Averaging Dates” and this three-day period, the “Averaging Period”), which, if the Exchange Offer is not extended or terminated, would be March 7, 8 and 11, 2024. See “The Exchange Offer — Terms of the Exchange Offer.”
Cummins Common Stock and Atmus Common Stock are listed on the NYSE under the symbols “CMI” and “ATMU,” respectively. The reported last sale prices of Cummins Common Stock and Atmus Common Stock on the NYSE on February 13, 2024 were $254.50 and $22.35 per share, respectively. The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on February 13, 2024, based on the VWAPs of Cummins Common Stock and Atmus Common Stock on February 9, 12 and 13, 2024, would have provided for 12.2908 shares of Atmus Common Stock to be exchanged for every share of Cummins Common Stock accepted.
The final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Cummins Common Stock tendered is in effect, will be announced by 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024). At such time, the final exchange ratio will be available at www.okapivote.com/CumminsAtmusExchange and from the information agent, Okapi Partners LLC, at +1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or +1-917-484-4425 (all other areas). Throughout the Exchange Offer, indicative exchange ratios (calculated in the manner described in this prospectus) also will be available on that website and from the information agent.
You should read carefully the terms and conditions of the Exchange Offer described in this prospectus. None of Cummins, Atmus or any of their respective directors or officers or any of the dealer managers makes any recommendation as to whether you should tender all, some or none of your shares of Cummins Common Stock. You must make your own decision after reading this document and consulting with your advisors.
Cummins’ obligation to exchange shares of Atmus Common Stock for shares of Cummins Common Stock is subject to the conditions listed under “The Exchange Offer — Conditions to Completion of the Exchange Offer.”

See “Risk Factors” beginning on page 25 for a discussion of factors that you should consider in connection with the Exchange Offer.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The dealer managers for the Exchange Offer are:
Goldman Sachs & Co. LLCJ.P. Morgan
Prospectus dated March 7, 2024

This prospectus incorporates by reference important business and financial information about Cummins from documents filed with the Securities and Exchange Commission (the “SEC”) that have not been included herein or delivered herewith. This information is available without charge at the website that the SEC maintains at http://www.sec.gov, as well as from other sources. See “Incorporation by Reference.” In addition, you may ask any questions about the Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in this prospectus from Cummins, without charge, upon written or oral request to the information agent, Okapi Partners LLC, at 1212 Avenue of the Americas, 17th Floor, New York, NY 10036 or by calling +1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or +1-917-484-4425 (all other areas). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the Exchange Offer.
This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy or exchange any shares of Cummins Common Stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. shareholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Cummins Common Stock or Atmus Common Stock that may apply in their home countries. Cummins and Atmus and the dealer managers cannot provide any assurance about whether such limitations exist.
Unless stated otherwise or the context requires otherwise:
•
references to “Cummins” or “Parent” refer to Cummins Inc., an Indiana corporation, and its subsidiaries other than Atmus and its subsidiaries; and

i

•
references to “Atmus” refer to Atmus Filtration Technologies Inc., a Delaware corporation, and its subsidiaries. Unless the context otherwise requires or unless expressly indicated, it is assumed throughout this prospectus that the Exchange Offer is fully subscribed and that all shares of Atmus Common Stock offered in this Exchange Offer by Cummins are distributed pursuant to the Exchange Offer.

Glossary
“aftermarket” means the subset of the filtration market that excludes first-fit sales and includes sales of consumable or replacement products such as replacement filter elements, service parts, chemicals and coolant.
“Asia Pacific” means the Asia Pacific region, including Asia, Southeast Asia, Indonesia, Australia, India and China and excluding Russia and the other Commonwealth of Independent States.
“crankcase ventilation” refers to Atmus’ oil mist separators filtration products that remove contaminants from gases that collect in the section of an internal combustion engine known as the crankcase. Crankcase gases build during engine operation and must be vented either into the atmosphere or into the intake air stream, so crankcase ventilation filters are used to remove contaminants from the vented gas.
“filtration media” means the separating component of a filter through which the fluid and air passes and by which contaminants are removed. Engine air and liquid filter media usually consists of layers of cellulose or synthetic fibers, but general filtration media also includes sand beds, foam, woven screens, technical textiles, membranes and other means of separation.
“first-fit” means a product applied to the engine or vehicle by the OEM and shipped as a part of the new equipment.
“GHG” means greenhouse gas.
“heavy-duty engine” means engines with displacement between 10.0-16.9 liters.
“industrial filtration market” means the subset of the filtration market (excluding engine applications and passenger cars) that includes machinery and equipment, oil and gas, pharmaceuticals, food and beverage and metals and mining.
“IPO” means the initial public offering of 16,243,070 shares of Atmus Common Stock that was completed on May 30, 2023.
“Latin America” means Central and South American countries and Mexico.
“medium-duty engine” means engines with displacement between 5.0-9.9 liters.
“OEM” means original equipment manufacturer, which refers to Atmus customers that manufacture engines and vehicles. The term “OEM” as used throughout this prospectus also includes Cummins.
“off-highway” means the subset of the engine and transportation filtration market relating to vehicles or equipment that are used off-road, such as vehicles and equipment used in the agriculture, construction, defense, marine, mining, oil and gas, power generation and rail industries.
“on-highway” means the subset of the engine and transportation filtration market relating to vehicles that are used on-road, such as trucks, buses, recreational vehicles, emergency vehicles and vocational vehicles.
“passenger car market” means the subset of the filtration market relating to motor vehicles, other than motorcycles, multipurpose passenger vehicles, or trailers, that are designed to carry up to 10 people.
“service intervals” means the recommended interval between filter replacements, usually measured in miles or kilometers for on-highway applications, and usually measured in hours of operation for off-highway applications. Other equivalent terms are maintenance interval and operational interval.
Market and Industry Information
Unless otherwise indicated, information contained in this prospectus concerning Atmus’ industry and the markets in which Atmus operates, including Atmus’ general expectations and market position, market opportunity and market share, is based on information from third-party sources and management estimates. Atmus’ management estimates have not been verified by any independent source. In addition, assumptions and estimates of Atmus’ and Atmus’ industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from Atmus’ assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”
Trademarks and Trade Names
The name Atmus Filtration Technologies Inc., the trade name Atmus and other trademarks, trade names and service marks of Atmus appearing in this prospectus, including Fleetguard®, StrataPore® and NanoNet®, are either the property of Atmus or its subsidiaries, or licensed to Atmus. The name and mark Cummins Inc., and other trademarks, trade names and service marks of Cummins appearing in this prospectus, are the property of Cummins. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, SM or ™ symbols, but such references are not intended to indicate, in any way, that Atmus will not assert, to the fullest extent permitted under the applicable law, Atmus’ rights or the rights of the applicable licensor to these trademarks, trade names and service marks. This prospectus may also contain additional trademarks, trade names and service marks belonging to other companies. Atmus does not intend Atmus’ use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of Atmus by, these other parties.
INCORPORATION BY REFERENCE
The SEC allows certain information to be “incorporated by reference” into this prospectus by Cummins, which means that Cummins can disclose important information to you by referring you to another document it has separately filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Cummins has previously filed with the SEC. These documents contain important information about Cummins, its business, financial condition, results of operations and cash flows:
Cummins SEC Filings
•
Cummins Annual Report on Form 10-K for the year ended December 31, 2023;

•
The portions of the Cummins Definitive Proxy Statement filed on March 27, 2023 that are incorporated by reference in the Cummins Annual Report on Form 10-K for the year ended December 31, 2022; and

•
Cummins Current Reports on Form 8-K filed on February 12, 14, 15 and 20, 2024 (only for those portions that have been filed rather than furnished for the report).

All documents filed by Cummins pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date of this prospectus to the date that the Exchange Offer is terminated or expires shall also be deemed to be incorporated into this prospectus by reference (except for any information therein which has been furnished rather than filed). Subsequent filings by Cummins with the SEC will automatically modify and supersede the information in this prospectus. Notwithstanding the foregoing, the Schedule TO will be amended to report promptly any material change in the information set forth in the most recent Schedule TO filed with the SEC with respect to the Exchange Offer.
Documents incorporated by reference are available without charge, upon written or oral request to the information agent, Okapi Partners LLC, at 1212 Avenue of the Americas, 17th Floor, New York, NY 10036 or by calling +1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or +1-917-484-4425 (all other outside areas). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the Exchange Offer.

Where You Can Find More Information About Cummins and Atmus
Cummins and Atmus file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may access this information on the SEC’s website, which contains reports, proxy statements and other information that Cummins and Atmus file electronically with the SEC. The address of that website is http://www.sec.gov. You may also consult Cummins’ and Atmus’ websites for more information about Cummins and Atmus, respectively. Cummins’ website is www.Cummins.com. Atmus’ website is www.Atmus.com. Information included on these websites is not incorporated by reference into this prospectus.
Atmus has filed a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), of which this prospectus forms a part, to register with the SEC the shares of Atmus Common Stock to be distributed to Cummins shareholders pursuant to the Exchange Offer and, in the event the Exchange Offer is not fully subscribed, a spin-off distribution of the remaining shares of Atmus Common Stock held by Cummins. Cummins has filed a Tender Offer Statement on Schedule TO with the SEC with respect to the Exchange Offer. This prospectus constitutes Cummins’ offer to exchange its shares of Atmus Common Stock for outstanding shares of Cummins Common Stock, in addition to being a prospectus of Atmus. This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information pertaining to Cummins, Cummins Common Stock, Atmus and Atmus Common Stock, reference is made to the registration statement and its exhibits and the Schedule TO. Statements contained in this prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to in this prospectus or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement contained in this prospectus is qualified in its entirety by reference to the underlying documents.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER
Cummins has decided to offer to exchange its remaining ownership interest in Atmus, consisting of 67,054,726 shares of Atmus Common Stock, which represents approximately 80.5% of the outstanding Atmus Common Stock as of January 31, 2024, for outstanding shares of Cummins Common Stock. Following the Exchange Offer, assuming the Exchange Offer is fully subscribed, Atmus will be wholly independent from Cummins, except that certain agreements between Cummins and Atmus will remain in place, and one Cummins executive may be appointed to Atmus’ board of directors following the consummation of the Exchange Offer. See “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins” and “Management of Atmus — Directors.” The following are answers to common questions about the Exchange Offer.
1.   Why has Cummins decided to separate Atmus from Cummins through the Exchange Offer?
Cummins has decided to commence the Exchange Offer to complete the Separation (as defined below under the section entitled “The Transaction”) of Cummins’ filtration business now owned by Atmus from Cummins’ remaining businesses, in a tax-efficient manner, with the goal of enhancing shareholder value and better positioning Cummins to focus on its core businesses.
Cummins believes that the Separation and the Exchange Offer will, among other things, (i) improve Atmus’ strategic and operational flexibility; (ii) increase the focus of Atmus’ management team on Atmus’ business operations; (iii) allow Atmus to adopt the capital structure, investment policy and dividend policy best suited to Atmus’ financial profile and business needs; (iv) provide Atmus with its own equity to use in connection with employee compensation; and (v) enable potential investors to invest directly in Atmus’ business.
2.   Why did Cummins choose an Exchange Offer as the way to separate Atmus from Cummins?
Cummins believes that the Exchange Offer is a tax-efficient way to divest its remaining ownership interest in Atmus. The Exchange Offer, together with certain related transactions, is expected to qualify as a transaction that is tax-free within the meaning of Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”), and thus will give Cummins’ shareholders an opportunity to adjust their current Cummins investment between Cummins and Atmus in a tax-free manner for U.S. federal income tax purposes (except with respect to cash received in lieu of a fractional share).
Atmus believes, and Cummins has advised Atmus that it believes, that the Separation and the Exchange Offer will provide a number of benefits to Atmus’ business and to Cummins’ business, as discussed above. In addition, the Exchange Offer is also an efficient means of placing Atmus Common Stock with holders of Cummins Common Stock who choose to directly own an ownership interest in Atmus, while at the same time reducing the total number of shares of Cummins Common Stock outstanding.
The Exchange Offer also presents an opportunity for Cummins to acquire a large number of outstanding shares of Cummins Common Stock at one time, and in one transaction, without reducing overall cash and financial flexibility.
3.   What is the main way that the relationship between Atmus and Cummins will change after the Exchange Offer is completed?
Following the completion of the Exchange Offer, assuming the Exchange Offer is fully subscribed, Cummins will no longer have any ownership interest in Atmus. Atmus will be able to pursue its own initiatives, regardless of whether those initiatives are consistent with Cummins’ strategy, except that certain agreements between Cummins and Atmus will remain in place, and one Cummins executive may be appointed to Atmus’ board of directors following the consummation of the Exchange Offer. See “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins” and “Management of Atmus — Directors.”
4.   Will dividends be paid on Atmus Common Stock?
Atmus does not currently pay dividends and has not yet determined whether or the extent to which Atmus will pay any dividends on Atmus Common Stock. The payment of any dividends in the future to

Atmus’ shareholders, and the timing and amount thereof, will fall within the discretion of its board of directors. See “Summary — Market Price and Dividend Information” and “Risk Factors — Risks Related to Ownership of Atmus Common Stock — Atmus has not yet determined whether or the extent to which it will pay any dividends on Atmus Common Stock or the timing or amount of such dividends.” The decisions by Atmus’ board of directors regarding the payment of dividends will depend on many factors, such as Atmus’ financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the agreements governing Atmus’ indebtedness, general economic business conditions, industry practice, legal requirements and other factors that its board of directors may deem relevant.
5.   Who may participate in the Exchange Offer and will it be extended outside the United States?
Any U.S. Holder (as defined below) of Cummins Common Stock during the Exchange Offer period, which will be at least 20 business days, may participate in the Exchange Offer, including directors and officers of Cummins, Atmus and their respective subsidiaries. This includes shares of Cummins Common Stock allocated to the accounts of participants under the Cummins Retirement and Savings Plan and the Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees (together, the “RSP”).
Although Cummins may deliver this prospectus to shareholders located outside the United States, this prospectus is not an offer to sell or exchange, and it is not a solicitation of an offer to buy or exchange, any shares of Cummins Common Stock in any jurisdiction in which such offer, sale or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which shares of Cummins Common Stock are listed.
Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Cummins has not taken any action under those non-U.S. regulations to qualify the Exchange Offer outside the United States but may take steps to facilitate participation of shareholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Cummins Common Stock in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for Cummins or Atmus to take any action to qualify or otherwise facilitate the Exchange Offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.
All tendering shareholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. shareholders, as to the availability of an exemption under their home country laws that would allow them to participate in the Exchange Offer without the need for Cummins or Atmus to take any action to qualify or otherwise facilitate a public offering in that country or otherwise. Cummins will rely on those representations and, unless the Exchange Offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.
Non-U.S. shareholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Cummins Common Stock or Atmus Common Stock that may apply in their home countries. Cummins and Atmus and the dealer managers cannot provide any assurance about whether such limitations exist.
All holders who are tendering shares of Cummins Common Stock allocated to their RSP accounts should follow the special instructions provided to them by or on behalf of the RSP plan administrator. Such participants may direct the RSP trustee to tender all, some or none of the units in respect of shares of Cummins Common Stock allocated to their RSP accounts, subject to certain limitations. To allow sufficient time for the tender of shares by the trustee of the RSP, tendering holders must provide the tabulator for the RSP with the requisite instructions by the deadline specified in the special instructions provided to them, unless the Exchange Offer is extended. If the Exchange Offer is extended, and if administratively feasible, the deadline for receipt of the holder’s direction also may be extended.

6.   How many shares of Atmus Common Stock will I receive for my shares of Cummins Common Stock accepted in the Exchange Offer?
Unless the upper limit discussed below is in effect, the Exchange Offer is designed to permit you to exchange your shares of Cummins Common Stock for shares of Atmus Common Stock so that for each $100 of Cummins Common Stock accepted in the Exchange Offer, you will receive approximately $107.53 of Atmus Common Stock based on the calculated per-share values determined by reference to the simple arithmetic average of the daily VWAPs for Cummins Common Stock and Atmus Common Stock on the NYSE during the Averaging Period (the three consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the Exchange Offer). If the Exchange Offer is not extended or terminated, the Averaging Dates would be March 7, 8 and 11, 2024.
Please note, however, that the number of shares you can receive is subject to an upper limit of 13.3965 shares of Atmus Common Stock for each share of Cummins Common Stock accepted in the Exchange Offer. If the upper limit is in effect, you may receive less than $107.53 of Atmus Common Stock for each $100 of Cummins Common Stock that you tender, based on the Average Cummins Price and the Average Atmus Price, and you could receive much less. The Exchange Offer does not provide for a lower limit or minimum exchange ratio. In addition, because the Exchange Offer is subject to proration, the number of shares of Cummins Common Stock that Cummins accepts in the Exchange Offer may be less than the number of shares you tender.
Cummins will announce the final exchange ratio, including whether the upper limit on the number of shares of Atmus Common Stock that can be received for each share of Cummins Common Stock validly tendered is in effect, at www.okapivote.com/CumminsAtmusExchange and by press release, no later than 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit, which means that you will receive 13.3965 shares of Atmus Common Stock for each share of Cummins Common Stock accepted in the Exchange Offer.
7.   What is the upper limit on the number of shares of Atmus Common Stock I can receive for each share of Cummins Common Stock that I tender and why is there an upper limit?
The number of shares you can receive is subject to an upper limit of 13.3965 shares of Atmus Common Stock for each share of Cummins Common Stock accepted in the Exchange Offer. If the upper limit is in effect, you may receive less than $107.53 of Atmus Common Stock for each $100 of Cummins Common Stock that you tender, based on the Average Cummins Price and the Average Atmus Price, and you could receive much less.
This upper limit represents a 15% discount for shares of Atmus Common Stock based on the closing prices of Cummins Common Stock and Atmus Common Stock on the NYSE on February 13, 2024 (the last trading day immediately preceding the date of the commencement of the Exchange Offer). Cummins set this upper limit to ensure that any unusual or unexpected decrease in the trading price of Atmus Common Stock, relative to the trading price of Cummins Common Stock, during the Exchange Offer period would not result in an unduly high number of shares of Atmus Common Stock being exchanged for each share of Cummins Common Stock accepted in the Exchange Offer.
8.   What will happen if the upper limit is in effect?
Cummins will announce whether the upper limit on the number of shares that can be received for each share of Cummins Common Stock validly tendered is in effect at www.okapivote.com/CumminsAtmusExchange and by press release, no later than 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit, which means that you will receive 13.3965 shares of Atmus Common Stock for each share of Cummins Common Stock accepted in the Exchange Offer. If the upper limit is in effect, you may receive less than $107.53 of Atmus Common Stock for each $100 of Cummins Common Stock that you tender, based on the Average Cummins Price and the Average Atmus Price, and you could receive much less.

9.   How are the Average Cummins Price and the Average Atmus Price determined for purposes of calculating the number of shares of Atmus Common Stock to be received for each share of Cummins Common Stock accepted in the Exchange Offer?
The Average Cummins Price and the Average Atmus Price for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAPs of shares of Cummins Common Stock and Atmus Common Stock, respectively, on the NYSE during the Averaging Period (the three consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the Exchange Offer). Cummins will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final. If the Exchange Offer is not extended or terminated, the Averaging Period would be March 7, 8 and 11, 2024. If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit, which means that you will receive 13.3965 shares of Atmus Common Stock for each share of Cummins Common Stock accepted in the Exchange Offer. Any changes in the prices of Cummins Common Stock and Atmus Common Stock between the conclusion of the Averaging Period and the expiration of the Exchange Offer will not affect the final exchange ratio.
10.   What is the daily volume-weighted average price or “VWAP”?
The daily VWAPs for shares of Cummins Common Stock or Atmus Common Stock, as the case may be, will be the volume-weighted average price per share of that stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “CMI UN<Equity>AQR” with respect to Cummins Common Stock and “ATMU UN<Equity>AQR” with respect to Atmus Common Stock (or their equivalent successor pages or any other recognized quotation source selected by Cummins in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. Cummins will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final.
A website will be maintained at www.okapivote.com/CumminsAtmusExchange that will provide the daily VWAPs of both Cummins Common Stock and Atmus Common Stock during the pendency of the Exchange Offer. You may also contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.
11.   How and when will I know the final exchange ratio?
The final exchange ratio that determines the number of shares of Atmus Common Stock that you will receive for each share of Cummins Common Stock accepted in the Exchange Offer, including whether the upper limit on the number of shares of Atmus Common Stock that can be received for each share of Cummins Common Stock validly tendered is in effect, will be announced by press release by 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024). At such time, the final exchange ratio will also be available at www.okapivote.com/CumminsAtmusExchange. In addition, as described below, you may also contact the information agent to obtain the final exchange ratio (after the time the final exchange ratio becomes available) at its toll-free number provided on the back cover of this prospectus.
12.   Will indicative exchange ratios be provided during the Exchange Offer period?
Yes. A website will be maintained at www.okapivote.com/CumminsAtmusExchange that will provide the daily VWAPs of both Cummins Common Stock and Atmus Common Stock during the pendency of the Exchange Offer. You may also contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.
Prior to the Averaging Period, commencing on the third trading day of the Exchange Offer, the website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Cummins Common Stock and Atmus Common Stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Cummins Common Stock and Atmus Common Stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.
During the first two days of the Averaging Period, the website will provide indicative exchange ratios that will be calculated based on the Average Cummins Price and Average Atmus Price, as calculated by Cummins based on data reported by Bloomberg L.P. (or any other recognized quotation source selected by Cummins in its sole discretion if such source is not available or is manifestly erroneous). The website will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Cummins Common Stock and Atmus Common Stock for that first day of the Averaging Period, and (ii) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Cummins Common Stock and Atmus Common Stock for the first and second days of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated on the website each day by 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares of Atmus Common Stock that can be received for each share of Cummins Common Stock validly tendered is in effect, will be announced by press release and be available on the website by 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024).
In addition, a table indicating the number of shares of Atmus Common Stock that you would receive per share of Cummins Common Stock, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the VWAPs of Cummins Common Stock and Atmus Common Stock during the Averaging Period, is provided herein for purposes of illustration. See “The Exchange Offer — Terms of the Exchange Offer — Final Exchange Ratio.”
13.   What if the trading market in either shares of Cummins Common Stock or Atmus Common Stock is disrupted on one or more days during the Averaging Period?
If a market disruption event (as defined below under “The Exchange Offer — Terms of the Exchange Offer — Final Exchange Ratio”) occurs with respect to shares of Cummins Common Stock or Atmus Common Stock on any day during the Averaging Period, the simple arithmetic average stock price of Cummins Common Stock and Atmus Common Stock will be determined using the daily VWAPs of shares of Cummins Common Stock and Atmus Common Stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, Cummins decides to extend the Exchange Offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs, Cummins may terminate the Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the Exchange Offer. See “The Exchange Offer — Conditions to Completion of the Exchange Offer.”
14.   Are there circumstances under which I would receive fewer shares of Atmus Common Stock than I would have received if the exchange ratio were determined using the closing prices of the shares of Cummins Common Stock and Atmus Common Stock on the expiration date of the Exchange Offer?
Yes. For example, if the trading price of Cummins Common Stock were to increase during the last two trading days of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 12 and 13, 2024, the Average Cummins Price would likely be lower than the closing price of shares of Cummins Common Stock on the expiration date of the Exchange Offer. As a result, you may receive fewer dollars of Atmus Common Stock for each $100 of Cummins Common Stock than you would otherwise receive if the Average Cummins Price were calculated on the basis of the closing price of shares of Cummins Common Stock on the expiration date of the Exchange Offer or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. Similarly, if the trading price of Atmus Common Stock were to decrease during the last two trading days of the Exchange Offer, the Average Atmus Price would likely be higher than the closing price of shares of Atmus Common Stock on the expiration date of the Exchange Offer. This could also result in you receiving fewer dollars of Atmus Common Stock for each $100 of Cummins Common Stock than you would otherwise receive if the Average Atmus Price were calculated on the basis of the closing price of shares of Atmus Common Stock on the expiration date of the Exchange Offer or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. See “The Exchange Offer — Terms of the Exchange Offer.”
15.   Will I receive any fractional shares of Atmus Common Stock in the Exchange Offer?
No. Fractional shares of Atmus Common Stock will not be distributed in the Exchange Offer. Instead, you will receive cash in lieu of a fractional share. The exchange agent, acting as agent for the Cummins shareholders otherwise entitled to receive a fractional share of Atmus Common Stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of those shareholders. Any proceeds that the exchange agent realizes from the sale will be distributed, less any brokerage commissions or other fees, to each shareholder entitled thereto in accordance with such shareholder’s proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Atmus Common Stock. As a result, shareholders may not receive fractional share proceeds at the same time they receive shares of Atmus Common Stock.
16.   Will all the shares of Cummins Common Stock that I tender be accepted in the Exchange Offer?
Not necessarily. The maximum number of shares of Cummins Common Stock that will be accepted if the Exchange Offer is completed will be equal to the number of shares of Atmus Common Stock held by Cummins divided by the final exchange ratio (which will be subject to the upper limit). Cummins holds 67,054,726 shares of Atmus Common Stock. Accordingly, the largest possible number of shares of Cummins Common Stock that will be accepted equals 67,054,726 divided by the final exchange ratio. Depending on the number of shares of Cummins Common Stock validly tendered in the Exchange Offer and not properly withdrawn, and the Average Cummins Price and Average Atmus Price, Cummins may have to limit the number of shares of Cummins Common Stock that it accepts in the Exchange Offer through a proration process. Any proration of the number of shares accepted in the Exchange Offer will be determined on the basis of the proration mechanics described under “The Exchange Offer — Terms of the Exchange Offer — Proration; Odd-Lots.”
17.   Are there any conditions to Cummins’ obligation to complete the Exchange Offer?
Cummins is not required to complete the Exchange Offer unless the conditions described under “The Exchange Offer — Conditions to Completion of the Exchange Offer” are satisfied or, where legally permitted, waived before the expiration of the Exchange Offer. For example, Cummins is not required to complete the Exchange Offer unless (i) at least 33,527,363 shares of Atmus Common Stock will be distributed in exchange for shares of Cummins Common Stock that are validly tendered and not properly withdrawn in the Exchange Offer, (ii) the private letter ruling (the “Ruling”) received by Cummins from the Internal Revenue Service (the “IRS”) substantially to the effect that, among other things, the Exchange Offer, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code continues to remain effective and valid; and (iii) Cummins receives an opinion of KPMG LLP (“KPMG”), to the effect that, among other things, the Exchange Offer, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Code. The required minimum number of shares of Cummins Common Stock that must be validly tendered and not properly withdrawn in order for at least 33,527,363 shares of Atmus Common Stock to be distributed in the Exchange Offer is referred to as the “Minimum Amount.” Cummins may waive any or all of the conditions to the Exchange Offer, subject to limited exceptions. Atmus has no right to waive any of the conditions to the Exchange Offer.
18.   How many shares of Cummins Common Stock will Cummins acquire if the Exchange Offer is completed?
The number of shares of Cummins Common Stock that will be accepted if the Exchange Offer is completed will depend on the final exchange ratio and the number of shares of Cummins Common Stock validly tendered and not properly withdrawn. The maximum number of shares of Cummins Common Stock that will be accepted if the Exchange Offer is completed will be equal to the number of shares of Atmus Common Stock offered by Cummins in the Exchange Offer divided by the final exchange ratio (which will be subject to the upper limit). Cummins is offering 67,054,726 shares of Atmus Common Stock. Accordingly, the largest possible number of shares of Cummins Common Stock that will be accepted equals 67,054,726 divided by the final exchange ratio. For example, assuming that the final exchange ratio is 13.3965 (the upper limit for shares of Atmus Common Stock that could be exchanged for one share of Cummins Common Stock), then Cummins would accept up to 5,005,391 shares of Cummins Common Stock.
19.   What happens if more than the required minimum number of shares are validly tendered, but not enough shares of Cummins Common Stock are validly tendered to allow Cummins to exchange all of the shares of Atmus Common Stock it is offering in the Exchange Offer?
If the Exchange Offer is consummated but less than all shares of Atmus Common Stock offered by Cummins in the Exchange Offer are exchanged because the Exchange Offer is not fully subscribed, Cummins intends to make a tax-free distribution to its shareholders of the shares of Atmus Common Stock that were offered but not exchanged in the Exchange Offer effected as a dividend on a pro rata basis (the “clean-up spin-off”) to holders of Cummins Common Stock as of the record date. The record date for the clean-up spin-off, if any, will be announced by Cummins. As a result, any remaining shares of Atmus Common Stock offered by Cummins that are not exchanged in the Exchange Offer will be distributed on a pro rata basis to Cummins shareholders whose shares of Cummins Common Stock remain outstanding following the consummation of the Exchange Offer and are holders of record as of the applicable record date. Because the record date for the clean-up spin-off, if any, will occur following the completion of the Exchange Offer, holders of shares of Cummins Common Stock validly tendered and accepted and exchanged in the Exchange Offer will not participate in the clean-up spin-off (unless they otherwise own shares of Cummins Common Stock that were not tendered and accepted for exchange in the Exchange Offer as of the relevant record date).
In any such event, Cummins and Atmus, as applicable, will file any documents required by U.S. securities laws in connection with such clean-up spin-off and will not rely on this prospectus or the registration statement of which it forms a part in connection with such distribution.
20.   What happens if the Exchange Offer is oversubscribed and Cummins is unable to accept all tenders of Cummins Common Stock at the final exchange ratio?
In that case, all shares of Cummins Common Stock that are validly tendered and not properly withdrawn will generally be accepted for exchange on a pro rata basis in proportion to the number of shares validly tendered, which is referred to as “proration.” Shareholders who beneficially own “odd-lots” (less than 100 shares) of Cummins Common Stock and who validly tender all of their shares will not be subject to proration. For instance, if you beneficially own 50 shares of Cummins Common Stock and tender all 50 shares, your odd-lot will not be subject to proration. If, however, you hold less than 100 shares of Cummins Common Stock, but do not tender all of your shares, you will be subject to proration to the same extent as holders of more than 100 shares if the Exchange Offer is oversubscribed. Direct or beneficial holders of 100 or more shares of Cummins Common Stock will be subject to proration. In addition, shares held on behalf of participants in the RSP (each of which holds more than 100 shares of Cummins Common Stock) will be subject to proration.
Proration for each tendering shareholder will be based on the number of shares of Cummins Common Stock validly tendered by that shareholder in the Exchange Offer, and not on that shareholder’s aggregate ownership of Cummins Common Stock. Any shares of Cummins Common Stock not accepted for exchange as a result of proration will be returned to tendering shareholders. Cummins will announce its preliminary determination, if any, of the extent to which tenders will be prorated by press release by 9:00 a.m., New York City time, on the business day immediately following the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024). This preliminary determination is referred to as the “preliminary proration factor.” Cummins will announce its final determination of the extent to which tenders will be prorated by press release promptly after this determination is made. This final determination is referred to as the “final proration factor.”

21.   How long will the Exchange Offer be open?
The period during which you are permitted to tender your shares of Cummins Common Stock in the Exchange Offer will expire at 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024), unless the Exchange Offer is extended or terminated. Cummins may extend the Exchange Offer in the circumstances described in “The Exchange Offer — Extension; Amendment — Extension or Amendment by Cummins.”
All holders who are tendering shares of Cummins Common Stock allocated to their RSP accounts must provide the directions, as outlined in the special instructions provided to them by or on behalf of the RSP plan administrator, before 4:00 PM, New York City time, on March 11, 2024. If the Exchange Offer is extended, and if administratively feasible, the deadline for receipt of the holder’s direction also may be extended.
22.   Under what circumstances can the Exchange Offer be extended by Cummins?
Cummins can extend the Exchange Offer at any time, in its sole discretion, and regardless of whether any condition to the Exchange Offer has been satisfied or, where legally permitted, waived. If Cummins extends the Exchange Offer, it must publicly announce the extension by press release at any time prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Exchange Offer.
23.   How do I decide whether to participate in the Exchange Offer?
Whether you should participate in the Exchange Offer depends on many factors. You should examine carefully your specific financial position, plans and needs before you decide whether to participate, as well as the relative risks associated with an investment in Atmus and Cummins.
In addition, you should consider all of the factors described in “Risk Factors.” None of Cummins, Atmus or any of their respective directors or officers or any of the dealer managers or any other person makes any recommendation as to whether you should tender all, some or none of your shares of Cummins Common Stock. You must make your own decision after carefully reading this prospectus, and the documents incorporated by reference, and consulting with your advisors in light of your own particular circumstances. You are strongly encouraged to read this prospectus in its entirety, including all documents referred to herein, very carefully.
24.   How do I participate in the Exchange Offer?
The procedures you must follow to participate in the Exchange Offer will depend on whether you hold your shares of Cummins Common Stock in certificated form, in uncertificated form registered directly in your name in Cummins’ share register (“Direct Registration Shares”), or through a broker, dealer, commercial bank, trust company, custodian or similar institution or otherwise. For specific instructions about how to participate, see “The Exchange Offer — Procedures for Tendering.”
25.   Can I tender only a part of my Cummins Common Stock in the Exchange Offer?
Yes. You may tender all, some or none of your shares of Cummins Common Stock.
26.   Will holders of Cummins stock options, restricted stock or restricted stock units (“RSUs”) and performance shares (“PSUs”) have the opportunity to exchange their awards for Atmus Common Stock in the Exchange Offer?
No, holders of stock options, RSUs or PSUs relating to Cummins Stock cannot tender the awards or the shares underlying such awards in the Exchange Offer. If you hold shares of Cummins Common Stock as a result of the vesting and settlement of RSUs or PSUs or as a result of the exercise of vested stock options, in each case, during the Exchange Offer period, these shares can be tendered in the Exchange Offer.

If you are a holder of vested and unexercised Cummins stock options and wish to exercise such stock options and tender shares of Cummins Common Stock received upon exercise in the Exchange Offer, you should be certain to initiate such exercise generally no later than 4:00 p.m., New York City time, at least three trading days prior to the expiration of the Exchange Offer, such that the shares of Cummins Common Stock are received in your account in enough time to tender the shares in accordance with the instructions for tendering available from your broker or account administrator. Exercises of Cummins stock options are subject to the terms of the applicable incentive plan, award agreement and administrative practices in an applicable holder’s jurisdiction. There are tax consequences associated with the exercise of a stock option and individual tax circumstances may vary. You are urged to consult your own tax advisor regarding the consequences to you of exercising your stock options.
27.   How can I participate in the Exchange Offer if shares of Cummins Common Stock are held for my account under the RSP?
Shares of Cummins Common Stock held for the account of participants in the RSP are eligible for participation in the Exchange Offer. An RSP participant may direct that all, some or none of such shares allocated to his or her RSP account be exchanged, subject to the RSP’s rules for participating in the Exchange Offer.
The RSP’s rules and procedures for tendering shares held by the RSP for the account of participants will be different than those described in this prospectus. For example, the process for submitting instructions to tender or withdraw the tender of RSP shares is different, and the deadlines for receipt of such instructions are earlier than the expiration date of the Exchange Offer (including any extensions thereof). Proceeds from participating in the Exchange Offer will remain in the RSP and be held in shares of Atmus Common Stock unless you elect to transfer out of Atmus Common Stock or otherwise are entitled to and elect to receive a distribution from the RSP pursuant to its terms. Shares of Atmus Common Stock held within the RSP will be held in a newly created fund called the Atmus Stock Fund that will exist for a limited duration anticipated to be no more than one year, at the expiration of which time the Atmus Stock Fund will be liquidated and reinvested into the RSP’s qualified default investment alternative.
The RSP’s rules are described in a separate notice, which will be made available to the RSP participants. RSP participants should consult this additional notice together with this prospectus in deciding whether or not to participate in the Exchange Offer with respect to their holding of Cummins Common Stock through the RSP.
28.   What do I do if I want to retain all of my Cummins Common Stock?
If you want to retain your shares of Cummins Common Stock, you do not need to take any action in connection with the Exchange Offer.
29.   Will I be able to withdraw the shares of Cummins Common Stock that I tender in the Exchange Offer?
Yes. You may withdraw shares tendered at any time before the Exchange Offer expires. See “The Exchange Offer — Withdrawal Rights.” If you change your mind again before the expiration of the Exchange Offer, you can re-tender your shares of Cummins Common Stock by following the tender procedures again.
30.   Will I be able to withdraw the shares of Cummins Common Stock that I tender in the Exchange Offer before and after the final exchange ratio has been determined?
Yes. The final exchange ratio used to determine the number of shares of Atmus Common Stock that you will receive for each share of Cummins Common Stock accepted in the Exchange Offer, including whether the upper limit is in effect, will be announced by 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024). The expiration date of the Exchange Offer may be extended or the Exchange Offer may be terminated. You have the right to withdraw shares of Cummins Common Stock you have tendered at any time before 12:00 midnight, New York City time, on the expiration date, which is two trading days after the final exchange ratio has been established. If you change your mind again before the expiration of the Exchange Offer, you can re-tender shares of Cummins Common Stock by following the exchange procedures again prior to the expiration of the Exchange Offer. See “The Exchange Offer — Withdrawal Rights.”
If you are a registered holder of Cummins Common Stock (which includes persons holding certificated shares and Direct Registration Shares), you must provide a written notice of withdrawal to the exchange agent before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024). The information that must be included in that notice is specified under “The Exchange Offer — Withdrawal Rights.”
If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024). If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent. The Depository Trust Company (“DTC”) is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC until that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024). Such notice of withdrawal must be in the form of DTC’s notice of withdrawal. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the last day of the Exchange Offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.
If you hold shares through the RSP, you will be provided with special instructions by or on behalf of the RSP administrator on how to withdraw your tendered shares and you must deliver any required information in a timely manner in order for the tabulator for the RSP to withdraw your election to exchange from the final tabulation. The deadline to receive instructions is 4:00 PM, New York City time, on March 11, 2024 as outlined in the special instructions provided to you (or, if the Exchange Offer is extended, on the new plan participant withdrawal deadline, if any, established by the RSP administrator).
31.   How soon will I receive delivery of my Atmus Common Stock once I have validly tendered my Cummins Common Stock?
Assuming the shares of Cummins Common Stock validly tendered in the Exchange Offer have been accepted for exchange, the exchange agent will cause shares of Atmus Common Stock to be credited in book-entry form to direct registered accounts maintained by Atmus’ transfer agent for your benefit (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit you) promptly after the expiration of the Exchange Offer. See “The Exchange Offer — Delivery of Atmus Common Stock; Book-Entry Accounts.”
32.   Will I be subject to U.S. federal income tax on the shares of Atmus Common Stock that I receive in the Exchange Offer?
The completion of the Exchange Offer is conditioned upon, among other things, the continuing effectiveness and validity of the Ruling and the receipt by Cummins of an opinion of KPMG, to the effect that, among other things, the Exchange Offer, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. On the basis that the Exchange Offer, together with certain related transactions, qualifies as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the

Code, you will not recognize any gain or loss, and no amount will be included in your income in connection with the Exchange Offer, in each case, except with respect to any cash received in lieu of fractional shares.
The material U.S. federal income tax considerations relevant to the Exchange Offer are described in more detail under “Material U.S. Federal Income Tax Considerations.”
33.   Are there any appraisal rights for holders of Cummins or Atmus Common Stock?
There are no appraisal rights available to Cummins shareholders or Atmus shareholders in connection with the Exchange Offer.
34.   What is the accounting treatment of the Exchange Offer?
The shares of Cummins Common Stock acquired by Cummins in the Exchange Offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the shares of Cummins Common Stock accepted in the Exchange Offer at its expiration. Any difference between the net book value of Atmus attributable to Cummins and the market value of the shares of Cummins Common Stock acquired at that date will be recognized by Cummins as a nontaxable gain on disposal of its Atmus Common Stock net of any direct and incremental expenses of the Exchange Offer.
Also, upon completion of the Exchange Offer, assuming it is fully subscribed and assuming Cummins no longer has a controlling financial interest in Atmus, Cummins’ financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Atmus in subsequent periods.
35.   What will Cummins do with the shares of Cummins Common Stock it acquires in the Exchange Offer?
Cummins Common Stock acquired by Cummins in the Exchange Offer will be held as treasury stock unless and until retired or used for other purposes.
36.   What is the impact of the Exchange Offer on the number of shares of Cummins Common Stock outstanding?
Any Cummins Common Stock acquired by Cummins in the Exchange Offer will reduce the total number of shares of Cummins Common Stock outstanding, although the actual number of shares of Cummins Common Stock outstanding on a given date reflects a variety of factors, such as the vesting and settlement of RSUs and PSUs or the exercise of vested stock options.
37.   Do the statements on the cover page regarding this prospectus being subject to change and the registration statement filed with the SEC not yet being effective mean that the Exchange Offer has not commenced?
As permitted under SEC rules, Cummins has commenced the Exchange Offer without the registration statement, of which this prospectus forms a part, having been declared effective by the SEC. Cummins cannot, however, complete the Exchange Offer and accept for exchange any shares of Cummins Common Stock validly tendered and not properly withdrawn in the Exchange Offer until the registration statement is effective and the other conditions to the Exchange Offer have been satisfied or, where legally permitted, waived.
38.   Where can I find out more information about Cummins and Atmus?
You can find out more information about Cummins and Atmus by reading this prospectus and, with respect to Cummins, from various sources described in “Incorporation by Reference.”
39.   Whom should I call if I have questions about the Exchange Offer or want copies of additional documents?
You may ask any questions about the Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in this prospectus, without charge, from the information agent, Okapi Partners LLC, at +1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or +1-917-484-4425 (all other areas).

SUMMARY
This summary does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the other documents to which it refers to understand the Exchange Offer. See “Incorporation by Reference.”
The Companies
Cummins Inc.
500 Jackson Street
P.O. Box 3005
Columbus, Indiana 47202
(812) 377-5000
Cummins is a publicly held company organized under the laws of the State of Indiana. Cummins is a corporation of complementary business segments that design, manufacture, distribute and service a broad portfolio of power solutions. Cummins is headquartered in Columbus, Indiana and employs approximately 75,500 people. Cummins reported net sales of approximately $34.1 billion for the year ended December 31, 2023.
Atmus Filtration Technologies Inc.
26 Century Boulevard
Nashville, Tennessee 37214
(615) 514-7339
Atmus is a publicly held company organized under the laws of the State of Delaware. Atmus is a global leader in filtration and media solutions. With a presence on six continents, Atmus serves customers across truck, bus, agriculture, construction, mining, marine, and power generation vehicle and equipment markets, along with comprehensive aftermarket support and solutions. Atmus is headquartered in Nashville, Tennessee and employs approximately 4,500 people. In 2023, Atmus generated net sales of approximately $1.6 billion.
The Exchange Offer
Terms of the Exchange Offer
Cummins is offering to exchange up to an aggregate of 67,054,726 shares of Atmus Common Stock for outstanding shares of Cummins Common Stock that are validly tendered and not properly withdrawn. You may tender all, some or none of your shares of Cummins Common Stock.
Shares of Cummins Common Stock validly tendered and not properly withdrawn will be accepted for exchange at the final exchange ratio on the terms and conditions of the Exchange Offer and subject to the limits described below, including the proration provisions. Shares not accepted for exchange will be returned to the tendering shareholder promptly following the expiration or termination of the Exchange Offer, as applicable.
Extension; Amendment; Termination
The Exchange Offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024). You must validly tender your shares of Cummins Common Stock before the expiration of the Exchange Offer if you want to participate in the Exchange Offer. Cummins may extend, amend or terminate the Exchange Offer as described in this prospectus.
Conditions to Completion of the Exchange Offer
The Exchange Offer is subject to various conditions, including that (i) at least 33,527,363 shares of Atmus Common Stock will be distributed in exchange for shares of Cummins Common Stock that are validly tendered and not properly withdrawn in the Exchange Offer; (ii) the Ruling continues to be effective and valid; and (iii) Cummins receives an opinion of KPMG, to the effect that, among other things, the Exchange Offer, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. All conditions to the completion of the Exchange Offer must be satisfied or, where legally permitted, waived by Cummins before the expiration of the Exchange Offer. Cummins may waive any or all of the conditions to the Exchange Offer, subject to limited exceptions. See “The Exchange Offer — Conditions to Completion of the Exchange Offer.”
Proration; Odd-Lots
If, as of 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024, Cummins shareholders have validly tendered more shares of Cummins Common Stock than Cummins is able to accept for exchange, Cummins will accept for exchange the shares of Cummins Common Stock validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of shares of Cummins Common Stock to be accepted for exchange bears to the total number of shares of Cummins Common Stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of Cummins Common Stock and subject to any adjustment necessary to ensure the exchange of all shares of Atmus Common Stock being offered in the Exchange Offer), except for tenders of odd-lots, as described below.
Except as otherwise provided in this section, beneficial holders of “odd-lots” (less than 100 shares) of Cummins Common Stock who validly tender all of their shares will not be subject to proration if the Exchange Offer is oversubscribed. Direct or beneficial holders of more than 100 shares of Cummins Common Stock, and those who own less than 100 shares but do not tender all of their shares, will be subject to proration. In addition, shares held on behalf of participants in the RSP (each of which holds more than 100 shares of Cummins Common Stock) will be subject to proration.
Cummins will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the trading day immediately following the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024). Upon determining the number of shares of Cummins Common Stock validly tendered for exchange, Cummins will announce the final results, including the final proration factor, if any.
No Fractional Shares
Fractional shares of Atmus Common Stock will not be distributed in the Exchange Offer. The exchange agent, acting as agent for the tendering Cummins shareholders, will aggregate any fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market. You will receive the proceeds, if any, less any brokerage commissions or other fees, from the sale of these shares in accordance with your proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Atmus Common Stock. As a result, shareholders may not receive fractional share proceeds at the same time they receive shares of Atmus Common Stock.
Holders who are tendering shares allocated to their RSP accounts should refer to the special instructions provided to them by or on behalf of the RSP administrator for information that is specific to the RSP.
Procedures for Tendering
The procedures you must follow to participate in the Exchange Offer will depend on how you hold your shares of Cummins Common Stock. For you to validly tender your shares of Cummins Common Stock pursuant to the Exchange Offer, before the expiration of the Exchange Offer, you will need to take the following steps:
•
If you hold certificates for shares of Cummins Common Stock, you must deliver to the exchange agent at the appropriate address listed on the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents, and the certificates representing the shares of Cummins Common Stock tendered;

•
If you hold Direct Registration Shares, you must deliver to the exchange agent pursuant to one of the methods set forth in the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Because certificates are not issued for Direct Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent;

•
If you hold shares of Cummins Common Stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should receive instructions from that institution on how to participate in the Exchange Offer. In this situation, do not complete the letter of transmittal. Please contact the institution through which you hold your shares directly if you have not yet received instructions. Some financial institutions may effect tenders by book-entry transfer through DTC;

•
Participants in the RSP should follow the special instructions that are being sent to them by or on behalf of the RSP administrator. Such participants should not use the letter of transmittal to direct the tender of shares of Cummins Common Stock held in the RSP, but should instead use the Trustee Direction Form provided to them by or on behalf of the RSP administrator. Such participants may direct the RSP trustee to tender all, some or none of the shares of Cummins Common Stock allocated to their RSP accounts, subject to any limitations set forth in the special instructions provided to them, by the deadline specified in the special instructions sent by or on behalf of the RSP administrator; and

•
If you wish to tender your shares of Cummins Common Stock that are in certificated form but the share certificates are not immediately available, time will not permit shares or other required documentation to reach the exchange agent before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer or the procedure for book-entry transfer cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under “The Exchange Offer — Procedures for Tendering — Guaranteed Delivery Procedures.”

Delivery of Shares of Atmus Common Stock
Following the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024), the exchange agent will cause shares of Atmus Common Stock to be credited in book-entry form to direct registered accounts maintained by Atmus’ transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders) promptly after acceptance of shares of Cummins Common Stock in the Exchange Offer and determination of the final proration factor, if any. Certificates representing shares of Atmus Common Stock will not be issued pursuant to the Exchange Offer.
Withdrawal Rights
You may withdraw your tendered shares of Cummins Common Stock at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024). If you change your mind again before the expiration of the Exchange Offer, you may re-tender your shares of Cummins Common Stock by again following the Exchange Offer procedures.
In order to withdraw your shares, you must provide a written notice of withdrawal to the exchange agent. The information that must be included in that notice is specified under “The Exchange Offer — Withdrawal Rights.”
If you hold shares of Cummins Common Stock through the RSP, you will be provided with special instructions by or on behalf of the RSP administrator on how to withdraw your tendered shares and you must deliver any required information in a timely manner in order for the tabulator for the RSP to withdraw your election to exchange from the final tabulation. The deadline will be specified in the special instructions provided to you (or, if the Exchange Offer is extended, any new withdrawal deadline established by the plan administrator).

If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024). If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.
No Appraisal Rights
No appraisal rights are available to Cummins shareholders or Atmus shareholders in connection with the Exchange Offer.
Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions
Although Cummins may deliver this prospectus to shareholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy or exchange any shares of Cummins Common Stock in any jurisdiction in which such offer, sale or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which shares of Cummins Common Stock are listed.
Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Cummins has not taken any action under those non-U.S. regulations to qualify the Exchange Offer outside the United States but may take steps to facilitate participation of shareholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Cummins Common Stock in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for Cummins or Atmus to take any action to qualify or otherwise facilitate the Exchange Offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.
All tendering shareholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. shareholders, as to the availability of an exemption under their home country laws that would allow them to participate in the Exchange Offer without the need for Cummins or Atmus to take any action to facilitate a public offering in that country or otherwise. Cummins will rely on those representations and, unless the Exchange Offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.
Non-U.S. shareholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Cummins Common Stock or Atmus Common Stock that may apply in their home countries. Cummins and Atmus and the dealer managers cannot provide any assurance about whether such limitations exist.
Potential Additional Distribution of Atmus Common Stock
Cummins has informed Atmus that, following the completion of the Exchange Offer, in the event that more than the Minimum Amount of shares are validly tendered but not enough shares of Cummins Common Stock are validly tendered to allow Cummins to exchange all of the shares of Atmus Common Stock it is offering in this Exchange Offer, the shares of Atmus Common Stock that were offered but not exchanged in the Exchange Offer will be distributed through the clean-up spin-off. The record date for the clean-up spin-off, if any, will be announced by Cummins. As a result, any remaining shares of Atmus Common Stock offered by Cummins that are not exchanged in the Exchange Offer will be distributed on a pro rata basis to Cummins shareholders whose shares of Cummins Common Stock remain outstanding following the consummation of the Exchange Offer and are holders of record as of the applicable record date. Because the record date for the clean-up spin-off, if any, will occur following the completion of the Exchange Offer, holders of shares of Cummins Common Stock validly tendered and accepted and exchanged in the Exchange Offer will not participate in the clean-up spin-off (unless they otherwise own shares of Cummins Common Stock that were not tendered and accepted for exchange in the Exchange Offer as of the relevant record date).
In such event, Cummins and Atmus, as applicable, will file any documents required by U.S. securities laws in connection with such clean-up spin-off and will not rely on this prospectus or the registration statement of which it forms a part in connection with such distribution.
Risk Factors
In deciding whether to tender your shares of Cummins Common Stock, you should carefully consider in their entirety the matters described in “Risk Factors,” as well as other information included in this prospectus and the other documents incorporated by reference herein.
Regulatory Approval
Certain acquisitions of Atmus Common Stock under the Exchange Offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Hart-Scott-Rodino Act”). If you decide to participate in the Exchange Offer and acquire enough shares of Atmus Common Stock to exceed the $119.5 million threshold stated in the Hart-Scott-Rodino Act and associated regulations, and if no exemption under the Hart-Scott-Rodino Act or associated regulations applies, Cummins and you will be required to make filings under the Hart-Scott-Rodino Act and you will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any shareholder or shareholders required to make such a filing until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.
Material U.S. Federal Income Tax Considerations
It is intended that the Exchange Offer, together with certain related transactions, will qualify as transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. On the basis that the Exchange Offer, together with certain related transactions, so qualifies, U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations”) generally will not recognize gain or loss upon the receipt of shares of Atmus Common Stock in the Exchange Offer, except with respect to the receipt of cash in lieu of fractional shares.
In connection with the Separation, Cummins received the Ruling. The completion of the Exchange Offer is conditioned on, among other things, the continuing effectiveness and validity of the Ruling and the receipt by Cummins of an opinion of KPMG to the effect that, among other things, the Exchange Offer, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The continued effectiveness and validity of the Ruling and the opinion of KPMG will rely on certain facts, assumptions, representations and undertakings from Atmus and Cummins regarding the past and future conduct of the companies’ respective businesses and other matters. If any of the facts, assumptions, representations or undertakings made are, or become, inaccurate, incorrect or incomplete, Cummins and its shareholders may not be able to rely on the Ruling or opinion of KPMG. In that event, the consequences described in the Ruling or opinion of KPMG will not apply and Cummins and its shareholders could be subject to significant U.S. federal income tax liabilities.
Please see “Risk Factors — Risks Related to the Exchange Offer — The Exchange Offer could result in significant tax liability” and “Material U.S. Federal Income Tax Considerations” for more information regarding the opinion of KPMG and the potential tax considerations relevant to the Exchange Offer. Holders of Cummins Common Stock should consult their tax advisor as to the particular tax considerations for them of the Exchange Offer.
Accounting Treatment of the Exchange Offer
The shares of Cummins Common Stock acquired by Cummins in the Exchange Offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the shares of Cummins Common

Stock accepted in the Exchange Offer at its expiration. Any difference between the net book value of Atmus attributable to Cummins and the market value of the shares of Cummins Common Stock acquired at that date will be recognized by Cummins as a nontaxable gain on disposal net of any direct and incremental expenses of the Exchange Offer on the disposal of its Atmus Common Stock.
Also, upon completion of the Exchange Offer and clean-up spin-off, if applicable, and assuming Cummins no longer has a controlling financial interest in Atmus, Cummins’ financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Atmus in subsequent periods.
Comparison of Shareholder Rights
Cummins is organized under the laws of the State of Indiana and Atmus is organized under the laws of the State of Delaware. Differences in the rights of a shareholder of Cummins from those of a shareholder of Atmus arise from differences in the laws of these states, as well as from provisions of the constitutive documents of each of Cummins and Atmus. See “Comparison of Shareholder Rights.”
The Exchange Agent
The exchange agent for the Exchange Offer is Broadridge Corporate Issuer Solutions, LLC.
The Trustee for the RSP and Tabulator for the RSP
The trustee for the RSP is The Northern Trust Company and the tabulator for the RSP is Broadridge Corporate Issuer Solutions, LLC.
The Information Agent
The information agent for the Exchange Offer is Okapi Partners LLC.
The Dealer Managers
The dealer managers for the Exchange Offer are Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. These firms are referred to as the “dealer managers.”
Selected Historical Consolidated Financial Data for Cummins and Selected Historical Consolidated and Pro Forma Financial Data for Atmus
Cummins Selected Historical Consolidated Financial Data
The following table sets forth Cummins’ selected historical consolidated financial data for the periods indicated.
The selected historical consolidated statements of operations and cash flow data for the years ended December 31, 2023, 2022 and 2021 and the consolidated balance sheet data as of December 31, 2023 and 2022 are derived from Cummins’ audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference into this prospectus.
The data shown below are not necessarily indicative of results to be expected for any future period. You should read the following information together with Cummins’ audited consolidated financial statements and the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Cummins’ Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference into this prospectus.
Based on Cummins’ historical ownership of Atmus, the data shown below are impacted by assets, liabilities, results of operations or cash flows attributable to Atmus. Upon completion of the Exchange Offer, and in subsequent periods, Cummins’ financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Atmus.

Consolidated Statements of Net Income
	Year ended December 31,
In millions, except per share amounts	2023	2022	2021
NET SALES	$34,065	$28,074	$24,021
Cost of sales	25,816	21,355	18,326
GROSS MARGIN	8,249	6,719	5,695
OPERATING EXPENSES AND INCOME
Selling, general and administrative expenses	3,333	2,687	2,374
Research, development and engineering expenses	1,500	1,278	1,090
Equity, royalty and interest income from investees	483	349	506
Other operating expense, net	2,138	174	31
OPERATING INCOME	1,761	2,929	2,706
Interest expense	375	199	111
Other income, net	240	89	156
INCOME BEFORE INCOME TAXES	1,626	2,819	2,751
Income tax expense	786	636	587
CONSOLIDATED NET INCOME	840	2,183	2,164
Less: Net income attributable to noncontrolling interests	105	32	33
NET INCOME ATTRIBUTABLE TO CUMMINS INC.	$735	$2,151	$2,131
EARNINGS PER COMMON SHARE ATTRIBUTABLE TO CUMMINS INC.
Basic	$5.19	$15.20	$14.74
Diluted	$5.15	$15.12	$14.61
Balance Sheet Data
	Year ended December 31,
	2023	2022
	(in millions)
Total current assets	15,198	14,451
Property, plant and equipment, net	6,249	5,521
Total assets	32,005	30,299
Total current liabilities	12,903	11,421
Long-term liabilities
Long-term debt	4,802	4,498
Redeemable noncontrolling interests	—	$258
Total equity	$9,904	$9,967
Cash Flow Data
	Years ended December 31,
	2023	2022	2021
	(in millions)
Net cash provided by operating activities	3,966	1,962	2,256
Net cash used in investing activities	(1,643)	(4,172)	(873)
Net cash (used in) provided by financing activities	(2,177)	1,669	(2,227)

Atmus Selected Historical and Pro Forma Financial Data
The selected historical combined financial data for the years ended December 31, 2023, 2022 and 2021 have been derived from Atmus’ audited combined financial statements included elsewhere in this prospectus.
Prior to the completion of the IPO, Atmus operated as the filtration business of Cummins and not as a separate, publicly traded company. Atmus’ combined financial statements for 2022 and prior have been derived from Cummins’ historical accounting records and are presented on a carve-out basis.
All sales and costs as well as assets and liabilities directly associated with Atmus’ business activity are included as a component of the historical combined financial statements. The historical combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Cummins’ corporate office and from other Cummins businesses to Atmus. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the historical combined financial statements had Atmus been an entity that operated separately from Cummins during the periods presented.
The selected unaudited pro forma consolidated financial information for the year ended December 31, 2023 has been derived from Atmus’ historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated financial information set forth below reflects the past financial results of the consolidated businesses operating within Cummins’ filtration division prior to the Separation, as adjusted to give effect to the Separation, the Debt Financing and related transactions from and with Cummins including autonomous entity adjustments and transaction accounting adjustments. The unaudited pro forma information is illustrative and not intended to represent what Atmus’ results of operations would have been had such transactions occurred on the date indicated or to project Atmus’ results of operations for any future period. For an understanding of the pro forma financial statements that give pro forma effect to the Separation, the Debt Financing and related transactions, see “Atmus Filtration Technologies Inc. Unaudited Pro Forma Consolidated Financial Statements” included elsewhere in this prospectus.
The unaudited pro forma consolidated financial statements for the year ended December 31, 2023 give effect to the Separation, the Debt Financing and related transactions from and with Cummins including autonomous entity adjustments and transaction accounting adjustments, as if they had been completed on January 1, 2023.
The unaudited pro forma consolidated statement of operations does not purport to represent, and is not necessarily indicative of, what the actual results of operations of Atmus would have been had the transactions described above taken place on January 1, 2023, nor is it indicative of the results of operations of Atmus for any future period. You should read the information set forth below together with “Atmus Filtration Technologies Inc. Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Atmus” and Atmus’ audited annual consolidated financial statements and the related notes thereto included elsewhere in this prospectus ($ in millions, except per share data).

	Years Ended December 31,
	Pro Forma	Historical
	2023	2023	2022	2021
	(in millions)
NET SALES	$1,628.1	$1,628.1	$1,562.1	$1,438.8
Cost of sales	1,194.7	1,195.4	1,202.9	1,089.5
GROSS MARGIN	433.4	432.7	359.2	349.3
OPERATING EXPENSES AND INCOME
Selling, general and administrative expenses	174.0	174.7	139.7	126.2
Research, development and engineering expenses	42.5	42.5	38.6	42.0
Equity, royalty and interest income from investees	33.6	33.6	28.0	32.4
Other operating expense, net	0.7	0.7	5.0	—
OPERATING INCOME	249.8	248.4	203.9	213.5
Interest expense	41.1	25.8	0.7	0.8
Other income, net	3.8	3.8	8.8	3.9
INCOME BEFORE INCOME TAXES	212.5	226.4	212.0	216.6
Income tax expense	51.1	55.1	41.6	46.5
NET INCOME	$161.4	$171.3	$170.4	$170.1
PER SHARE DATA:
Basic earnings per share	$1.94	$2.06	$2.05	$2.04
Diluted earnings per share	$1.93	$2.05	$2.05	$2.04
	Years Ended December 31,
	2023	2022	2021
	(in millions)
Net cash provided by operating activities	189.0	165.7	209.9
Net cash used in investing activities	(45.8)	(37.5)	(33.4)
Net cash (used in) provided by financing activities	24.8	(128.2)	(176.5)
	Years Ended December 31,
	2023	2022
	(in millions)
Total current assets	693.0	500.3
Property, plant and equipment, net	174.6	148.4
Total assets	1,088.6	867.4
Total current liabilities	375.0	331.0
Long-term debt	592.5	—
Total equity	80.7	455.6
In addition to the results reported in accordance with U.S. GAAP, Atmus has provided information regarding EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted earnings per share, which are non-GAAP financial measures and the key measures Atmus uses for determining how Atmus’ business is performing, and Free cash flow and Adjusted free cash flow, which are non-GAAP financial measures and the key measures Atmus uses for determining Atmus’ liquidity. EBITDA is defined as earnings or losses before interest expense, income taxes, depreciation and amortization and EBITDA margin is defined as EBITDA as a percent of net sales. Atmus believes (i) EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted earnings per share are useful measures of Atmus’ operating performance and (ii) Atmus believes Free cash flow and Adjusted free cash flow are useful measures of Atmus’ liquidity, as they assist investors and debt holders in comparing Atmus’ performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. Additionally, Atmus believes these metrics are widely used by investors, securities analysts, ratings agencies and others in Atmus’ industry in evaluating performance and liquidity, as applicable.
EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted earnings per share, Free cash flow and Adjusted free cash flow are not in accordance with, or alternatives for, U.S. GAAP financial measures and may not be consistent with measures used by other companies. It should be considered supplemental data; however, the amounts included in the EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted earnings per share, Free cash flow and Adjusted free cash flow margin calculations are derived from amounts included in the consolidated statements of net income. Atmus does not consider Atmus’ non-GAAP financial measures as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations are:
•
such measures do not reflect Atmus’ cash expenditures, or future requirements for capital expenditures or contractual commitments;

•
such measures do not reflect changes in, or cash requirements for, Atmus’ working capital needs;

•
such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on Atmus’ debt;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•
other companies in Atmus’ industry may calculate such measures differently than Atmus does, limiting their usefulness as comparative measures.

To properly and prudently evaluate Atmus’ business, Atmus encourages you to review the historical consolidated financial statements included elsewhere in this prospectus, and not rely on a single financial measure to evaluate Atmus’ business. A reconciliation of net income to EBITDA is shown in the table below:
	Years Ended December 31,
	Pro Forma	Historical
	2023	2023	2022	2021
	(in millions)
NET INCOME	$161.4	$171.3	$170.4	$170.1
Plus:
Interest expense	41.1	25.8	0.7	0.8
Income tax expense	51.1	55.1	41.6	46.5
Depreciation and amortization	21.5	21.5	21.6	21.6
EBITDA (non-GAAP)	$275.1	$273.7	$234.3	$239.0
Plus:
One-time separation costs(a)	$28.6	$28.6	$9.0	—
Adjusted EBITDA (non-GAAP)	$303.7	$302.3	$243.3	$239.0
Net sales	$1,628.1	$1,628.1	$1,562.1	$1,438.8
Net income margin	9.9%	10.5%	10.9%	11.8%
EBITDA margin (non-GAAP)	16.9%	16.8%	15.0%	16.6%
Adjusted EBITDA margin (non-GAAP)	18.7%	18.6%	15.6%	16.6%

(a)
Primarily comprised of one-time expenses related to information technology, warehousing and human resources separation costs.

A reconciliation of Diluted earnings per share to Adjusted earnings per share is shown in the table below:
	Years Ended December 31,
	Pro Forma	Historical
	2023	2023	2022	2021
Diluted earnings per share	$1.93	$2.05	$2.05	$2.04
Plus:
One-time separation costs per share(a)	$0.34	$0.34	$0.11	$—
Less:
Tax impact of one-time separation costs per share(a)	$0.08	$0.08	$0.02	$—
Adjusted earnings per share (non-GAAP)	$2.19	$2.31	$2.13	$2.04

(a)
Primarily comprised of one-time expenses related to information technology, warehousing and human resources separation costs. The tax impact of one-time separation costs for the year ended December 31, 2023, 2022 and 2021 were $6.9 million, $1.8 million and zero, respectively.

A reconciliation of Net cash provided by operating activities to Free cash flow and Adjusted free cash flow is shown in the table below:
	Years ended December 31,
	2023	2022	2021
	(in millions)
Cash provided by operating activities	$189.0	$165.7	$209.9
Less:
Capital expenditures	$45.8	$37.5	$33.4
Free cash flow (non-GAAP)	$143.2	$128.2	$176.5
Plus:
One-time separation capital expenditures	$9.2	$0.5	$—
Adjusted free cash flow (non-GAAP)	$152.4	$128.7	$176.5
Market Price and Dividend Information
The market prices of Cummins Common Stock and Atmus Common Stock are subject to fluctuation. The exchange ratio will be set based on the respective market prices of Cummins Common Stock and Atmus Common Stock. As a result, you should, among other things, obtain current market quotations before deciding to tender your shares of Cummins Common Stock. There can be no assurance what the market price of shares will be before, on, or after the date on which the Exchange Offer is completed. Cummins Common Stock is listed on the NYSE under the symbol “CMI.” Atmus Common Stock is listed on the NYSE under the symbol “ATMU.”
Cummins
The declaration and payment of dividends to holders of Cummins Common Stock is at the discretion of Cummins’ board of directors in accordance with applicable law after taking into account various factors. On February 13, 2024, Cummins’ board of directors announced its quarterly cash dividend of $1.68 per share payable on March 7, 2024 to all shareholders of record on February 23, 2024. As of January 31, 2024, there were 141,856,847 shares of Cummins Common Stock outstanding, and as of December 31, 2023, there were 2,371 shareholders of record of Cummins Common Stock.
On February 13, 2024, the last NYSE trading day immediately preceding the date of the commencement of the Exchange Offer, the closing sales price per share of Cummins Common Stock as reported by the NYSE was $254.50.

Atmus
The declaration and payment of dividends to holders of Atmus Common Stock is at the discretion of Atmus’ board of directors in accordance with applicable law after taking into account various factors. Subsequent to the IPO, Atmus has not paid any dividends to its shareholders.
As of February 9, 2024, there were 83,309,210 shares of Atmus Common Stock outstanding. As of February 9, 2024, there were 2 registered holders of record of shares of Atmus Common Stock. Cummins beneficially owned 67,054,726 shares of Atmus Common Stock, representing approximately 80.5% of outstanding shares of Atmus Common Stock.
On February 13, 2024, the last NYSE trading day immediately preceding the date of the commencement of the Exchange Offer, the closing sales price per share of Atmus Common Stock as reported by the NYSE was $22.35.
Summary of Risk Factors
Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this registration statement include:
•
Significant customer concentration among Cummins, PACCAR, and the Traton Group;

•
The loss of a top OEM relationship, or changes in the preferences of Atmus’ aftermarket end-users;

•
Atmus deriving significant earnings from investees that Atmus does not directly control;

•
Significant competition in the markets Atmus serves;

•
Evolving customer needs and developing technologies;

•
Reliance on Atmus’ executive leadership and other key personnel;

•
Strategic transactions, such as acquisitions, divestitures, and joint ventures;

•
Management of productivity improvements;

•
Work stoppages and other labor matters;

•
Variability in material and commodity costs;

•
Raw material, transportation and labor price increases and supply shortages;

•
Complexity of supply chain and manufacturing;

•
Atmus’ customers operating in cyclical industries and the current economic conditions in these industries;

•
Exposure to potential claims related to warranties and claims for support outside of standard warranty obligations;

•
Products being subject to recall for performance or safety-related issues;

•
Inability or failure to adequately protect and enforce Atmus’ intellectual property rights and the cost of protecting or enforcing Atmus’ intellectual property rights;

•
Ineffective internal control over financial reporting;

•
Unexpected events, including natural disasters;

•
Sales of counterfeit versions of products, as well as unauthorized sales of products;

•
Statutory and regulatory requirements that can significantly increase costs;

•
Changes in international, national and regional trade laws, regulations and policies affecting international trade;

•
Unanticipated changes in Atmus’ effective tax rate, the adoption of new tax legislation or exposure to additional income tax liabilities, as well as audits by tax authorities resulting in additional tax payments for prior periods;

•
Changes in tax law relating to multinational corporations;

•
Significant compliance costs and reputational and legal risks imposed by Atmus’ global operations and the laws and regulations to which these are subject;

•
Effects of climate change may cause Atmus to incur increased costs;

•
Operations being subject to increasingly stringent environmental laws and regulations as well as to laws requiring cleanup of contaminated property;

•
Potential system or data security breaches or other disruptions;

•
Dependence on information technology infrastructure and assets that are increasing in complexity;

•
Foreign currency exchange rate;

•
Potential economic downturns that could cause the balances of recorded goodwill to decrease;

•
Political, economic, and social uncertainty in geographies where Atmus has significant operations or large offerings of products;

•
Uncertain worldwide and regional market and economic conditions;

•
The loss of Cummins’ reputation, economies of scale, capital base and other resources as a result of the Separation from Cummins;

•
Potential failure of performance by Atmus or Cummins under transaction agreements executed as part of the Separation;

•
Actual or potential conflicts of interests for certain of Atmus’ executive officers and directors because of their equity interests in Cummins;

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Limited liability to Atmus from Cummins and its directors for breach of fiduciary duty;

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Potential indemnification liabilities to Cummins pursuant to the separation agreement;

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Changes in capital and credit markets;

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Substantial indebtedness consisting of Atmus’ term loan and revolving credit facility, which may impact Atmus’ ability to service all its indebtedness and react to changes in the industry;

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Substantially all Atmus’ assets being pledged as security for its term loan and revolving credit facility;

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Fluctuations in the price of Atmus Common Stock during and after the Exchange Offer period;

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Applicable laws and regulations, provisions of Atmus’ amended and restated certificate of incorporation and bylaws and certain contractual provisions that may discourage takeover attempts and business combinations that shareholders might consider in their best interests; and

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the other factors set forth in this prospectus under “Risk Factors.”

RISK FACTORS
In determining whether or not to tender your shares of Cummins Common Stock in the Exchange Offer, you should consider carefully all of the information about Atmus and Cummins included or incorporated by reference in this prospectus, as well as the information about the terms and conditions of the Exchange Offer. None of Cummins, Atmus or any of their respective directors or officers or any of the dealer managers or any other person makes any recommendation as to whether you should tender all, some or none of your shares of Cummins Common Stock. You must make your own decision after reading this prospectus and consulting with your advisors.
Investing in Atmus Common Stock involves risks. You should consider carefully the following risks and the risks in the section entitled “Risk Factors” in Cummins’ Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference in this prospectus, together with all the other information in this prospectus, including Atmus’ consolidated financial statements and notes thereto, before you invest in Atmus Common Stock. If any of the following risks actually materializes, Atmus’ business, financial condition, results of operations and cash flows could be materially adversely affected. As a result, the trading price of Atmus Common Stock could decline and you could lose part or all of your investment.
In addition, other unknown or unpredictable economic, business, competitive, regulatory, geopolitical or other factors could have material adverse effects on Atmus’ or Cummins’ business, financial condition, results of operations, and cash flows. Please read “Cautionary Statement Concerning Forward-Looking Statements.”
Risks Related to Atmus’ Business Operations
Atmus has significant customer concentration, with Cummins, PACCAR and the Traton Group, respectively, accounting for approximately 17.4%, 15.6% and 11.8% of Atmus’ net sales for the year ended December 31, 2023. The loss of such net sales to any of such significant customers would have a material and adverse effect on Atmus’ business, financial condition, results of operations and cash flows.
Cummins is Atmus’ largest customer. For the year ended December 31, 2023, net sales to Cummins accounted for approximately 17.4% of Atmus’ net sales. Sales to Cummins joint ventures and to distributors with which Cummins has a relationship also account for a portion of Atmus’ net sales. A portion of Atmus’ net sales is dependent upon customer acceptance of, and demand for, Cummins’ engines or generators that use Atmus’ filters. This customer concentration increases the risk of fluctuations in Atmus’ operating results and Atmus’ sensitivity to any material adverse developments experienced by Cummins. While Atmus’ relationship with Cummins is defined by Atmus’ first-fit supply agreement and aftermarket supply agreement, Cummins may fail in the future to renew these contracts, and, moreover, even if renewed, Cummins’ purchasing power may give it the ability to make greater demands on Atmus with regard to pricing and contractual terms in general. In addition, Cummins may procure supplemental supply of top volume aftermarket products from alternative suppliers for a limited time if Atmus fails to meet certain delivery performance requirements or if Atmus does not offer a product or similar product for sale.
Cummins historically did not seek competitive bids for filtration products. However, prior to the completion of the IPO, Cummins initiated a competitive process to source a selective group of future first- fit programs and associated aftermarket products from various filtration product suppliers, including Atmus. Subsequently, Atmus was successful in being awarded this business. In the future, Atmus expects that Cummins will continue to seek competitive bids for new filtration products and, while Atmus will have a preferred supplier relationship with Cummins, Atmus will have to successfully win bids through Cummins’ bidding process in order to maintain or grow Atmus’ current level of sales to Cummins and cannot guarantee that Cummins will always select Atmus’ products. The loss of, or any substantial reduction in sales to, Cummins would have a material adverse effect on Atmus’ business, financial condition, results of operations and cash flows. See “Agreements between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins — First-Fit Supply Agreement” and “Agreements between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins — Aftermarket Supply Agreement.”

For the year ended December 31, 2023, net sales to PACCAR and the Traton Group accounted for approximately 15.6% and 11.8%, respectively, of Atmus’ net sales. Atmus cannot guarantee that PACCAR or the Traton Group will always choose to purchase Atmus’ products. The loss or substantial reduction of sales to PACCAR or the Traton Group could materially and adversely affect Atmus’ business, financial condition, results of operations or cash flows.
In addition, Atmus’ association with Cummins has contributed to the relationships Atmus has with certain significant customers due to the relationship those customers had with Cummins. Atmus may not be able to attract new customers of Cummins, or retain existing customers, without Cummins’ support. See “— As a result of the Separation, Atmus lost Cummins’ reputation, economies of scale, capital base and other resources and may experience difficulty operating as a standalone company.”
The loss of a top OEM relationship, or changes in the preferences of Atmus’ aftermarket end-users, could adversely impact the recurring nature of Atmus’ aftermarket sales.
Atmus supplies filtration products to many of the largest OEMs for both first-fit and aftermarket, which results in recurring revenue for Atmus’ products. Atmus’ relationships with these OEMs also allow Atmus to be closely attuned to Atmus’ customers’ requirements and preferences and react quickly to any changes. The use of Atmus’ filtration products as a standard first-fit component creates a steady demand for that product in the aftermarket, as end-users often return to the OEM for aftermarket service for multiple years and may continue to prefer Atmus’ products as replacement or repair parts.
Atmus may not be able to maintain Atmus’ current top OEM relationships in the future or may not become the preferred supplier for additional OEMs. In addition, Atmus’ channel partners’ and end-users’ preferences for replacement or repair filtration products may change in the future. The loss of a top OEM relationship, or changes in the preferences of Atmus’ aftermarket end-users, could adversely impact the recurring nature of Atmus’ aftermarket sales.
Atmus derives significant earnings from investees that Atmus does not directly control.
Atmus earns equity, royalty and interest income from Atmus’ joint venture in China — Shanghai Fleetguard Filter Co. Ltd., where Atmus indirectly holds 50% of the economic interest. Atmus also earns equity, royalty and interest income from Atmus’ joint ventures in India — Fleetguard Filter Private Ltd. (“FFPL”), where Atmus directly holds 49.491% of the economic interest (and 50% of the voting interest), and Filtrum Fibretechnologies Pvt. Ltd., where Atmus holds, directly or indirectly, 49.75% of the economic interests (25% directly and 24.75% indirectly through Atmus’ proportionate ownership of FFPL’s 50% ownership interest). For the year ended December 31, 2023, Atmus recognized $33.6 million of equity, royalty and interest income from investees, compared to $28.0 million for the year ended December 31, 2022 and $32.4 million for the year ended December 31, 2021. Of these amounts, $21.5 million, $17.1 million and $16.4 million, respectively, were from Atmus’ joint venture in India — FFPL. Although a significant percentage of Atmus’ net income is derived from these unconsolidated entities (which were approximately 19.6% for the year ended December 31, 2023, approximately 16.4% for the year ended December 31, 2022 and 19.0% for the year ended December 31, 2021, of which approximately 12.6%, approximately 10.0% and approximately 9.6% were from FFPL for the year ended December 31, 2023, 2022 and 2021, respectively), Atmus does not unilaterally control their management or their operations, which puts a substantial portion of Atmus’ net income and cash flow through dividend payments at risk from the actions or inactions of these entities. A significant reduction in the level of contribution by these entities to Atmus’ net income would likely have a material adverse effect on Atmus’ business, financial condition, results of operations or cash flows.
Atmus faces significant competition in the markets Atmus serves and maintaining a competitive advantage requires consistent investment with uncertain returns.
The businesses and product lines in which Atmus participates are very competitive and Atmus risks losing business based on a wide range of factors, including price, quality, technological and engineering capability, manufacturing and distribution capability, innovation, performance, reliability and availability, geographic coverage, delivery and customer service. Atmus’ customers continue to seek technological innovation, productivity gains and competitive prices from Atmus and Atmus’ other suppliers. As a result of these and other factors, if Atmus does not meet Atmus’ customers’ expectations, Atmus may not be able to compete effectively.
Additionally, Atmus operates in highly competitive markets and has numerous competitors who are well-established in those markets. Atmus’ competitors include companies that may have greater name recognition or financial, technical, operational, marketing or other resources than Atmus. Atmus expects Atmus’ competitors to continue improving the design and performance of their products and to introduce new products that could be competitive in both price and performance. Atmus believes that it has certain technological advantages over its competitors in the markets in which it operates, but maintaining these advantages requires Atmus to consistently invest in research and development, sales and marketing and customer service and support. There is no guarantee that Atmus will be successful in maintaining these advantages.
The competitive environment in which Atmus operates is also subject to change. There is no guarantee that Atmus will be successful in implementing new product expansions, as Atmus may fail to successfully complete product development or achieve the level of sales for these products that Atmus expects. There may also be unexpected costs for such new product offerings, which would lower their margins. In addition, certain competitors may have a competitive advantage in these new markets and if they are able to successfully develop a product before Atmus does, they could reach the market before Atmus does or gain broader market acceptance.
Evolving customer needs and developing technologies may threaten Atmus’ existing business and growth.
The ongoing energy transition away from fossil fuels and the increased adoption of electrified powertrains in some market segments could result in lower demand for current diesel or natural gas engines and components and, over time, reduce the demand for related parts and service revenues. Specifically, Atmus’ core markets may be impacted by technology transitions, including the transition to battery-electric vehicles, hydrogen-powered internal combustion engines, fuel cell electric vehicles and alternate power sources. Substantially all of Atmus’ net sales are related to internal combustion engine filtration products. Concerns regarding the effects of emissions of GHG on the climate have driven (and will likely continue to drive) international, national, regional and local legislative and regulatory responses, including those imposing more stringent emissions standards, requiring higher fuel efficiency and/or banning sales of gas-powered vehicles in the future. Such responses may generate or accelerate changes in technology and in customer and end-user preference, including wider adoption of, and preference for, technologies providing alternatives to diesel engines, such as electrification of equipment, which could reduce or eliminate the demand for Atmus’ products.
Moreover, on November 15, 2019, Cummins, Atmus’ largest customer, established a new set of goals for 2030 as part of its environmental sustainability strategy and since then has continued to implement such strategy to make progress towards its target of reaching carbon neutrality in its products and operations by 2050. Among Cummins’ new goals for 2030 is reducing its Scope 3 absolute lifetime GHG emissions from newly sold products, and partnering with its customers to reduce its indirect GHG emissions from its products. These goals may result in Cummins preferring products that reduce its direct and/or indirect GHG emissions. As a result of these risks, and as Atmus has seen OEMs begin to invest heavily in these new technologies and launch new non internal combustion engines, Atmus has been working, and continues to work, to expand its product offerings across industries and application types, including electric powertrain, hydrogen internal combustion engines and fuel cells, among others. However, there can be no assurance that Atmus will be successful in doing so, or even if it is successful, that such new products will generate the same revenue or margin as internal combustion engine filtration products. Some of these technologies, such as battery electric vehicles, may not utilize as much filtration content. Additionally, there can be no assurance that Atmus’ expectations regarding new and developing alternate fuel technologies, including with respect to which technologies will prevail and the development of filtration content for those technologies, will prove to be accurate. Such disruptive innovation could create new markets for others and displace existing companies and products. If Atmus is unsuccessful in adapting Atmus’ technologies or expanding into adjacent markets, these disruptions could result in significant negative consequences for Atmus. Atmus’ future growth is dependent on properly addressing future customer and end-user needs and adapting Atmus’ products in line with global technology trends.

Atmus relies on its executive leadership team and other key personnel as a critical part of Atmus’ human capital resources.
Atmus depends on the skills, institutional knowledge, working relationships and continued services and contributions of key personnel, including Atmus’ executive leadership team, as critical parts of Atmus’ human capital resources. In addition, Atmus’ ability to achieve Atmus’ operating and strategic goals depends on Atmus’ ability to identify, hire, train and retain qualified individuals. Atmus competes with other companies, both within and outside of Atmus’ industry, for talented personnel and Atmus may lose key personnel or fail to attract, train and retain other talented personnel. Any such loss or failure could have material adverse effects on Atmus’ business, financial condition, results of operations or cash flows.
In particular, Atmus’ continued success will depend in part on Atmus’ ability to retain the talents and dedication of key employees. As of December 31, 2023, Atmus employed approximately 350 total technical employees. As of December 31, 2023, 45% of Atmus’ technical employees were employed outside the United States, in India, China and France, many of whom Atmus considers key employees. If enough key employees terminate their employment or become ill or otherwise cannot work, Atmus’ business activities may be adversely affected and Atmus’ management team’s attention may be diverted. In addition, Atmus may not be able to locate suitable replacements for any key employees who leave.
Atmus faces risks from strategic transactions, such as acquisitions, divestitures, joint ventures and other similar arrangements that Atmus may pursue or undertake.
Atmus is actively evaluating potential strategic acquisitions or investment opportunities and considers divestitures of non-strategic business lines and the filtration business has historically pursued and undertaken certain of those opportunities. For example, in 1987 and 1994, the filtration business of Atmus established its joint ventures in India and China, respectively, for its entry into those two markets, and has continued to explore additional joint ventures since then. Acquisitions, joint ventures and strategic investments could negatively impact Atmus’ profitability and financial condition due to operating and integration inefficiencies, the incurrence of debt, contingent liabilities and amortization of expenses related to intangible assets. There are also a number of other risks inherent to acquisitions, including the potential loss of key customers and suppliers of the acquired businesses or adverse effects on relationships with existing customers and suppliers; the inability to identify all issues or potential liabilities during diligence; difficulties or delays in integrating and assimilating the acquired operations and products or in realizing projected efficiencies, growth prospects, cost savings and synergies; the loss of key employees; the potential increase in exposure to more onerous or costly legal and regulatory requirements and the diversion of management’s time and attention away from other business matters, which may prevent Atmus from realizing the anticipated return on Atmus’ investment. Additionally, Atmus may require substantial additional capital, which could be raised pursuant to debt or equity financings, to pursue acquisitions and other business ventures, if any, in the future. Atmus cannot assure you that Atmus will be able to raise such additional capital on commercially reasonable terms, or at all. Divestitures may involve significant challenges and risks, such as difficulty separating out portions of Atmus’ business or the potential loss of revenue or negative impacts on margins. Divestitures may also result in ongoing financial or legal proceedings, such as retained liabilities, which could have an adverse impact on Atmus’ business, financial condition, results of operations and cash flows. Further, during the pendency of a proposed transaction, Atmus may be subject to risks related to a decline in the business, loss of employees, customers or suppliers and the risk that the transaction may not close, any of which could adversely impact Atmus’ business. Additionally, because acquisitions, divestitures, joint ventures, strategic partnerships and other similar arrangements are inherently risky, any such transaction may not be successful and may, in some cases, harm Atmus’ business, financial condition, results of operations or cash flows. Failure to complete any such planned transaction may adversely impact Atmus’ business, financial condition, results of operations or cash flows.
Atmus’ long term performance targets assume certain ongoing productivity improvements; if Atmus does not successfully manage productivity improvements, Atmus may not realize the expected benefits.
Atmus’ long-term performance targets assume certain ongoing productivity improvements as a key component of Atmus’ business strategy to, among other things, contain operating expenses, increase operating efficiencies and align manufacturing capacity to demand. Atmus may not be able to realize the expected benefits and cost savings if Atmus does not successfully execute these plans while continuing to invest in business growth. Factors that can cause Atmus to not realize expected benefits or execute Atmus’ plans for productivity improvements include, but are not limited to, unanticipated costs or complications resulting from the Separation, unforeseen complications arising from leveraging existing filtration technology to new industries, global commodities pricing and availability, manufacturing costs and delays, inflationary pressures and labor availability. If any of these, or other, difficulties are encountered, expected benefits of such cost savings may not otherwise be realized, which could adversely impact Atmus’ business, financial condition, results of operations or cash flows.
Atmus may be adversely impacted by work stoppages and other labor matters.
As of December 31, 2023, Atmus employed approximately 4,500 persons worldwide. As of December 31, 2023, approximately 53% of Atmus’ employees worldwide were represented by various unions under collective bargaining agreements. Among these collective bargaining agreements, those for the employees in Mexico, Brazil and France are renewed annually after compensation negotiations, while the collective bargaining agreement for the Cookeville, Tennessee plant typically has a four- to five-year term. The collective bargaining agreement for Brazil is in place and active and the compensation negotiations for a new annual term on the collective bargaining agreements for Mexico and France were recently concluded. These collective bargaining agreements have terms that will expire between December 2024 and February 2025. The collective bargaining agreement for the Cookeville, Tennessee plant is expiring at the end of its four year term on February 29, 2024 and negotiations for its renewal started in January 2024. While Atmus has no reason to believe that Atmus will be materially impacted by work stoppages or other labor matters, there can be no assurance that future issues with Atmus’ labor unions will be resolved favorably or that Atmus will not encounter future strikes, work stoppages, or other types of conflicts with labor unions or Atmus’ employees. For example, during periodic collective bargaining in 2020, the United Auto Workers union representing manufacturing employees at the Cookeville, Tennessee site conducted a strike for six weeks after failing to accept modified terms and conditions offered by the company. Any of these consequences may have an adverse effect on Atmus or may limit Atmus’ flexibility in dealing with Atmus’ workforce. In addition, many of Atmus’ customers and suppliers have unionized work forces. Work stoppages or slowdowns experienced by Atmus, Atmus’ customers or suppliers could result in slowdowns or closures that would have a material adverse effect on Atmus’ business, financial condition, results of operations or cash flows.
Atmus’ products are exposed to variability in material and commodity costs.
Atmus’ businesses establish prices with Atmus’ customers in accordance with contractual timeframes; however, the timing of material and commodity market price increases may prevent Atmus from passing these additional costs on to Atmus’ customers through timely pricing actions, which may lead to an adverse impact on Atmus’ profit margins. For example, Atmus’ gross margin decreased by 1.3 percentage points from the year ended December 31, 2021 (24.3%) to the year ended December 31, 2022 (23.0%) as a result of Atmus’ material and freight costs increasing at a faster rate than the increase in net sales. Additionally, higher material and commodity costs around the world may offset Atmus’ efforts to reduce Atmus’ cost structure. Economies around the world have also generally seen significant inflationary pressures since 2021. Although those inflationary pressures began to abate towards the end of 2023, Atmus is still subject to the risk of material and commodity cost increases and there can be no assurances that such cost increases do not return in 2024 and beyond. As of the date of this prospectus, Atmus has not entered into any hedging arrangements or agreements with respect to the purchase of the commodities used in Atmus’ products. While Atmus customarily has contractual pricing adjustment mechanisms with Atmus’ first-fit customers that attempt to address some of these risks (notably with respect to steel and resins), there can be no assurance that material and commodity price fluctuations will not adversely affect Atmus’ business, financial condition, results of operations or cash flows. In addition, while the use of contractual pricing adjustments may provide Atmus with some protection from adverse fluctuations in commodity prices, Atmus potentially foregoes the benefits that might result from favorable fluctuations in costs. As a result, higher material and commodity costs, as well as hedging these commodity costs during periods of decreasing prices, could result in declining margins.

Atmus is vulnerable to raw material, transportation and labor price increases and supply shortages, which have adversely impacted and could continue to adversely impact Atmus’ operations.
In recent years, Atmus has experienced supply chain disruptions, including longer lead times for materials used in manufacturing its products and increased commodity prices and related challenges throughout the supply chain. For example, in the wake of the COVID-19 pandemic, shortages in steel, resin, other petrochemical products and electronic components, as well as shortages in labor at Atmus’ suppliers, resulted in reduced capacity at Atmus’ North America plants in 2021 and 2022. While conditions moderated in 2023, many of the underlying risks remain. Atmus sources a significant number of parts and raw materials critical to its business operations. Any delay in Atmus’ suppliers’ deliveries may adversely affect its operations at multiple manufacturing locations, forcing Atmus to seek alternative supply sources to avoid serious disruptions. Delays may be caused by factors affecting Atmus’ suppliers (including pandemics, capacity constraints, port congestion, labor disputes, economic downturns, availability of credit, impaired financial condition and geopolitical turmoil), suppliers’ allocations to other purchasers, weather emergencies, natural disasters, acts of government or acts of war or terrorism. In particular, if there are extended periods of commercial, transportation or other restrictions Atmus could incur global supply disruptions. Any extended delay in receiving critical supplies could impair Its ability to deliver products to its customers and have a material adverse effect on its business, financial condition, results of operations or cash flows.
Although Atmus has taken a number of actions to mitigate these impacts, including, but not limited to, adding new supply sources, moving production among its facilities or outsourcing production to third-party manufacturers, adapting product design to reduce reliance on constrained materials, and investing in additional tooling and equipment, these mitigating actions may not be sufficient to overcome these impacts.
Complexity of supply chain and manufacturing could perpetuate the inability to meet demand and result in the loss of customers.
Atmus’ ability to fulfill customer orders is dependent on its manufacturing and distribution operations. Although Atmus forecasts demand, additional plant capacity takes significant time to bring online and thus changes in demand could result in longer lead times. Atmus cannot guarantee that it will be able to adjust manufacturing capacity, in the short-term, to meet higher customer demand. For example, the COVID-19 pandemic caused significant supply chain disruptions. These disruptions impacted the availability of raw materials, including steel, resin, other petrochemical products and electronic components, and freight availability and reliability, which resulted in increased lead times. Efficient operations require streamlining processes, which Atmus may not be capable of achieving. Unacceptable levels of service for key customers may result if Atmus is not able to fulfill orders on a timely basis or if product quality or warranty or safety issues result from compromised production. Due to the complexity of Atmus’ manufacturing operations, Atmus may be unable to timely respond to fluctuations in demand, which could adversely impact Atmus’ business, financial condition, results of operations or cash flows.
While Atmus has not experienced significant global surges or declines in demand, for much of 2022, overall demand exceeded Atmus’ ability to fully meet such demand, resulting in an elevated level of backlog. For 2023, the level of backlog that accumulated during 2022 reduced and stabilized. As Atmus moves into 2024, there has been a reduction in these backlogs from peak levels, and Atmus expects further stabilization in the first half of 2024.
A number of Atmus’ customers operate in similar cyclical industries and economic conditions in these industries could impact Atmus’ sales.
Three customers each accounted for 10% or more of Atmus’ net sales in 2023, 2022 and 2021. Cummins is one of Atmus’ key customers and accounted for approximately 17.4% of Atmus’ net sales in 2023. While Atmus’ relationship with Cummins has been secured through Atmus’ first-fit supply agreement and aftermarket supply agreement, both of which have an initial term of five years (except with respect to certain new products under the first-fit supply agreement, for which a five-year term commences from the date of the start of production), Cummins operates in both global off-highway and on-highway industries and is subject to the cyclicality of those industries. A number of Atmus’ other customers, including PACCAR and the Traton Group, are also concentrated in similar cyclical industries, including off-highway industries such as construction, agriculture, mining, oil and gas and power generation, as well as on-highway industries such as truck, bus, vocational and recreational vehicles. This exposes Atmus’ business to additional risk based on Atmus’ customers’ respective economic conditions. Atmus’ success is also dependent on retaining key customers, which requires Atmus to successfully manage relationships and anticipate the needs of its customers in the channels in which it sells its products. Changes in the economic conditions could materially and adversely impact Atmus’ business, financial condition, results of operations or cash flows.
Atmus’ business is exposed to potential claims related to warranties and claims for support outside of standard warranty obligations.
Atmus faces an inherent business risk of exposure to claims related to warranties and claims for support if Atmus’ products fail to perform to specification, or are alleged to result in property damage. At any given time, Atmus is subject to various and multiple claims related to warranties and claims for support, any one of which, if decided adversely to Atmus, may have a material adverse effect on Atmus’ business, financial condition, results of operations and cash flows in the period in which Atmus’ liability with respect to any such claim is recognized. This can include customer claims for support outside of standard warranty obligations.
Atmus products are subject to recall for performance or safety-related issues.
Atmus products are subject to recall for performance or safety-related issues. Product recalls subject Atmus to reputational risk, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when Atmus decides, either voluntarily or involuntarily, to recall a product through a formal campaign to solicit the return of specific products due to known or suspected performance or safety issues. For example, in 2017 quality issues were identified with a particular application of a fuel heater, which primarily impacted one customer, resulting in a recall campaign beginning in 2020. See Note 11, Product Warranty Liability, to the consolidated financial statements for additional details. Any significant product recalls could have material adverse effects on Atmus’ business, financial condition, results of operations and cash flows. Additionally, any significant returns or warranty claims, as well as the timing of such returns or claims, could result in significant additional costs to Atmus and could adversely affect Atmus’ business, financial condition, results of operations or cash flows.
Inability or failure to adequately protect or enforce Atmus’ intellectual property could reduce or eliminate any competitive advantage and reduce Atmus’ sales and profitability and the cost of protecting or enforcing Atmus’ intellectual property may be significant.
Atmus’ long-term success depends on Atmus’ ability to market innovative competitive products. Atmus owns a number of patents, trade secrets, copyrights, trademarks, trade names and other forms of intellectual property related to Atmus’ products and services throughout the world and the operation of Atmus’ business, on which Atmus relies to distinguish Atmus’ services and solutions from those of its competitors. Patents have a limited life and, in some cases, have expired or will expire in the near future. Atmus also has non-exclusive rights to intellectual property owned by others in certain of its markets. For example, some of Atmus’ products may include components that are manufactured by its competitors. Atmus’ intellectual property may be challenged, opposed, invalidated, diluted, cancelled, declared generic, stolen, circumvented, infringed or otherwise violated upon by third parties or Atmus may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms, or at all. In addition, the global nature of Atmus’ business increases the risk that its intellectual property may be subject to infringement, theft or other unauthorized use or disclosure by others. Atmus’ ability to protect and enforce intellectual property rights, including through litigation or other legal proceedings, also varies across jurisdictions. In some cases, Atmus’ ability to protect or enforce Atmus’ intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are less protective than those in the United States. Atmus’ inability to obtain sufficient protection for its intellectual property, or to effectively maintain or enforce its intellectual property rights, could lead to reputational harm and/or adversely impact Atmus’ competitive position, business, financial condition, results of operations or cash flows.
Competitors and others may also initiate litigation or other proceedings to challenge the scope, validity or enforceability of Atmus’ intellectual property or allege that Atmus infringed, misappropriated or otherwise violated their intellectual property. Any litigation or proceedings to defend Atmus against allegations of infringement, misappropriation, or other violations of intellectual property rights, regardless of merit, could be costly, divert attention of management and may not ultimately be resolved in Atmus’ favor. If Atmus is unable to successfully defend against claims that it has infringed the intellectual property rights of others, Atmus may be prevented from using certain intellectual property or offering certain products, or may be liable for substantial damages, which in turn could materially adversely affect Atmus’ business, financial condition, results of operations or cash flows. Atmus may also be required to develop an alternative, non-infringing product that could be costly, time-consuming or impossible, or seek a license from a third party, which may not be available on terms that are favorable to Atmus, or at all. Any of the foregoing could have a material adverse effect on Atmus’ business, financial condition, results of operations and cash flows.
If Atmus fails to design and maintain effective internal control over financial reporting, Atmus’ ability to timely and accurately report its financial condition and results of operations or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence in Atmus and, as a result, the value of Atmus Common Stock.
Atmus identified a material weakness in its internal control over financial reporting during the period ended June 30, 2023 as a result of errors discovered in its financial statements for the three months ended March 31, 2023. These errors principally related to accounting for intercompany and related party transactions and required Atmus to restate its financial statements as of and for the three months ended March 31, 2023 and revise its financial statements as of and for the three months ended March 31, 2022, and as of December 31, 2022 and 2021 and for each of the years ended December 31, 2022, 2021 and 2020. As of the date of this prospectus, such material weakness has been remediated.
As a public company, Atmus is required to maintain internal control over financial reporting and to evaluate and determine the effectiveness of its internal control over financial reporting. Beginning with Atmus’ annual report on Form 10-K as of and for the year ending December 31, 2024, Atmus will be required to provide a management report on internal control over financial reporting, as well as an attestation of its independent registered public accounting firm. As part of this reporting, Atmus will be required to disclose any material weaknesses in its internal control over financial reporting.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Atmus’ annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
If material weaknesses exist in Atmus’ internal control over financial reporting, Atmus may have a higher likelihood of becoming subject to shareholder litigation or other litigation. Atmus may lose investor confidence in the accuracy and completeness of its financial reports, the market price of Atmus’ securities could decline, and Atmus could be subject to sanctions or investigations by regulatory authorities. Further, failure to maintain effective internal control over financial reporting and disclosure controls and procedures could also restrict Atmus’ future access to the capital markets.
Unexpected events, including natural disasters, may increase Atmus’ cost of doing business or disrupt Atmus’ operations.
There could be an occurrence of one or more unexpected events, including a terrorist attack, war or civil unrest, a weather event, an earthquake, a pandemic, cyber attack or other catastrophe in countries in which Atmus operates or in which its suppliers are located.
Such an event could result in physical damage to and complete or partial closure of one or more of Atmus’ headquarters, manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of component products from some local and international suppliers, disruption in the transport of Atmus’ products to customers and disruption of information systems. Prior to the IPO, Cummins’ existing insurance coverage, and following the IPO, the insurance coverage Atmus entered into, may not provide protection for all costs that may arise from any such event. Any disruption in Atmus’ operations could have an adverse impact on its ability to meet its customer needs or may require Atmus to incur additional expenses in order to produce sufficient inventory. Certain unexpected events could adversely impact Atmus’ business, financial condition, results of operations or cash flows.

Risks Related to Legal and Regulatory Issues
Sales of counterfeit versions of Atmus’ products, as well as unauthorized sales of Atmus’ products, may adversely affect Atmus’ reputation, business, financial condition, results of operations or cash flows.
Third parties may illegally make, distribute and sell counterfeit versions of Atmus’ products that do not meet the standards of Atmus’ design, development, manufacturing and distribution processes. Such counterfeit products divert sales from genuine products, often are of lower cost and quality and may pose safety risks. If illegal sales of counterfeit products result in adverse product liability or negative consumer experiences, Atmus may be associated with negative publicity resulting from such incidents. Although Atmus proactively monitors the existence of counterfeit products and initiates actions to seize, remove them from sale or destroy, Atmus may not be able to prevent third parties from manufacturing, selling or purporting to sell counterfeit products competing with Atmus’ products, which may negatively impact Atmus’ sales, brand reputation, business, financial condition, results of operations or cash flows.
Atmus’ products are subject to statutory and regulatory requirements that can significantly increase Atmus’ costs and could have a material adverse impact on Atmus’ business, financial condition, results of operations or cash flows.
Atmus’ products are subject to many laws and regulations in the jurisdictions in which Atmus operates. Atmus routinely incurs costs in order to comply with these laws and regulations. Atmus may be adversely impacted by new or changing laws and regulations that affect both its operations and its ability to develop and sell products that meet Atmus’ customers’ requirements. The discovery of noncompliance issues could have a material adverse impact on Atmus’ business, financial condition, results of operations or cash flows.
Developing products to meet more stringent and changing regulatory requirements, with different implementation timelines and requirements, makes developing products efficiently for multiple markets complicated and could result in substantial additional costs that may be difficult to recover in certain markets. The successful development and introduction of new and enhanced products in order to comply with new regulatory requirements are subject to other risks, such as delays in product development, cost overruns and unanticipated technical and manufacturing difficulties.
In addition to these risks, the nature and timing of government implementation and enforcement of increasingly stringent regulatory standards in Atmus’ worldwide markets are unpredictable and subject to change. Any delays in implementation or enforcement could result in a loss of Atmus’ competitive advantage and could have a material adverse impact on Atmus’ business, financial condition, results of operations or cash flows.
Atmus operates its business on a global basis and changes in international, national and regional trade laws, regulations, and policies affecting and/or restricting international trade, including sanctions resulting from Russia’s military operation in Ukraine, could adversely impact the demand for Atmus’ products and Atmus’ competitive position.
Atmus manufactures, sells and services products globally and relies upon a global supply chain to deliver the raw materials, components, systems and parts that Atmus needs to manufacture and service Atmus’ products. Changes in laws, regulations and government policies on foreign trade and investment can affect the demand for Atmus’ products and services, causing customers and end-users to shift preferences toward domestically manufactured or branded products and impact the competitive position of Atmus’ products or prevent Atmus from being able to sell products in certain countries. Atmus’ business benefits from free trade agreements, such as the United States-Mexico-Canada Agreement, the U.S. trade relationships with China, Brazil and France and the Comprehensive Economic Partnership Agreement between India and South Korea. Efforts to withdraw from, or substantially modify such agreements or arrangements, in addition to the implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs (including, but not limited to, additional tariffs on the import of steel or aluminum and imposition of new or retaliatory tariffs against certain countries, including based on developments in U.S.-China, U.S.-Russia and EU-Russia relations), import or export licensing requirements, and exchange controls or new barriers to entry, could limit Atmus’ ability to capitalize on current and future growth opportunities in international markets, impair Atmus’ ability to ship media from Atmus’ plant in South Korea directly to

Atmus’ joint venture partners, impair Atmus’ ability to expand the business by offering new technologies, products, and services, and could adversely impact Atmus’ production costs, customer and end-user demand and Atmus’ relationships with customers and suppliers. Any of these consequences could have a material adverse effect on Atmus’ business, financial condition, results of operations or cash flows.
Embargoes, sanctions and export controls imposed by the U.S. and other governments restricting or prohibiting transactions with certain persons or entities, including financial institutions, to certain countries or regions, or involving certain products, may limit the sales of Atmus’ products. Embargoes, sanctions, and export control laws are changing rapidly for certain geographies, including with respect to China and Russia. In particular, changing U.S. and European export controls and sanctions on China, as well as other restrictions affecting transactions involving China and Chinese parties and Russia and Russian parties, could affect Atmus’ ability to collect receivables, provide aftermarket and warranty support for Atmus’ products, sell products, and otherwise impact Atmus’ reputation and business, any of which could have a material adverse effect on Atmus’ business, financial condition, results of operations or cash flows. Moreover, the enforceability of contracts in China, especially with governmental entities, including state-owned enterprises, is relatively uncertain. If counterparties repudiated Atmus’ contracts or defaulted on their obligations, Atmus might not have adequate remedies. Such uncertainties or inability to enforce Atmus’ contracts could materially and adversely affect Atmus’ business, financial condition, results of operations or cash flows.
Additionally, the ongoing crisis related to Russia’s military operation in Ukraine (the “Russia-Ukraine War”) has resulted in the application of enhanced sanctions against Russia by a number of jurisdictions, including the United States, United Kingdom, and European Union. On March 17, 2022, the Cummins board of directors made the decision to suspend all commercial operations in Russia indefinitely, including Atmus’ operations therein. Additionally, although Atmus seeks to comply with all applicable regulations, these laws and regulations are complex, frequently changing, and increasing in number and there is a risk that Atmus will not be compliant with all relevant regulations at all times. Such potential violations could have material adverse effects on Atmus’ reputation, brand, business, financial condition, results of operations or cash flows.
Unanticipated changes in Atmus’ effective tax rate, the adoption of new tax legislation or exposure to additional income tax liabilities could adversely affect Atmus’ profitability and cash flow. In addition, audits by tax authorities could result in additional tax payments for prior periods.
Atmus is subject to income taxes in the U.S. and numerous international jurisdictions. Atmus’ income tax provision and cash tax liability in the future could be adversely affected by the adoption of new tax legislation, changes in the amounts or composition of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and the discovery of new information in the course of Atmus’ tax return preparation process. Additionally, Atmus may be subject to tax audits. These audits can involve complex issues, which may require an extended period of time to resolve and can be highly judgmental. Tax authorities may disagree with certain tax reporting positions taken by Atmus and, as a result, assess additional taxes against Atmus. Atmus may have to engage in litigation to achieve the results reflected in Atmus’ tax estimates, and such litigation may be time consuming and expensive. Atmus regularly assesses the likely outcomes of any audits in order to determine the appropriateness of Atmus’ tax provision. The amounts ultimately paid upon resolution of these or subsequent tax audits could be materially different from the amounts previously included in Atmus’ income tax provisions and accruals, which could materially and adversely affect Atmus’ business, financial condition, results of operations or cash flows.
Changes in tax law relating to multinational corporations could adversely affect Atmus’ tax position.
The U.S. Congress, government agencies in non-U.S. jurisdictions where Atmus and its affiliates do business, and the Organisation for Economic Co-operation and Development (“OECD”) have recently focused on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The OECD has released several components of its comprehensive plan to create an agreed set of international rules for addressing base erosion and profit shifting. As a result, the tax laws in the United States and other countries in which Atmus does business could change on a prospective or retroactive basis, and any such changes could adversely affect Atmus’ business, financial condition, results of operations or cash flows.
Atmus’ global operations are subject to laws and regulations that impose significant compliance costs and create reputational and legal risk.
Due to the international scope of Atmus’ operations, Atmus is subject to a complex system of commercial regulations around the world. Recent years have seen an increase in the development and enforcement of laws regarding trade compliance, as well as new regulatory requirements regarding privacy and data protection, such as the European Union General Data Protection Regulation. For example, in January 2024, the Tax Administration Service in Mexico amended the customs requirements for transactions between a maquiladora in Mexico shipping its manufactured goods to a domestic Mexican company. To date, maquiladoras in Mexico, including Atmus’ manufacturing facility in San Luis Potosi, have responded by exporting manufactured goods outside of Mexico and then re-importing them back into Mexico for delivery to domestic purchasers, resulting in increased costs for Atmus’ Mexican operations. Atmus’ foreign subsidiaries and affiliates are governed by laws, rules and business practices that differ from those of the U.S. The activities of these entities may not comply with U.S. laws or business practices or Atmus’ Code of Business Conduct. Violations of these laws may result in severe criminal or civil sanctions, could disrupt Atmus’ business and result in an adverse effect on Atmus’ reputation, business, financial condition, results of operations or cash flows. Atmus cannot predict the nature, scope or effect of future regulatory requirements to which Atmus’ operations might be subject or the manner in which existing laws might be administered or interpreted.
Atmus is subject to national and international anti-corruption laws and regulations laws, such as the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act (the “Bribery Act”) and export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), relating to Atmus’ business and Atmus’ employees. As part of Atmus’ business, Atmus deals with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA’s prohibition on providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, the provisions of the Bribery Act extend beyond bribery of foreign public officials and also apply to transactions with individuals that a government does not employ. Some of the international locations in which Atmus operates lack a developed legal system and have higher than normal levels of corruption.
Atmus’ continued expansion outside the United States, including in China, India and developing countries, and Atmus’ development of new partnerships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future. Despite Atmus’ policies, procedures and compliance programs, Atmus’ internal control and compliance systems may not be able to protect it from prohibited acts willfully committed by its employees, agents or business partners that would violate such applicable laws and regulations. Additionally, there can be no assurance that Atmus’ policies and procedures will effectively prevent it from violating these regulations in every transaction in which Atmus may engage or provide a defense to any alleged violation. For example, actions taken by OFAC in response to the Russia-Ukraine War have included the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. Any violation or alleged violation of these laws and regulations, even if prohibited by Atmus’ policies, could result in criminal or civil sanctions, reputational damage or other substantial costs and penalties, any of which could adversely affect Atmus’ business, financial condition, results of operations or cash flows. In particular, Atmus may be held liable for the actions that Atmus’ joint venture partners take inside or outside of the United States, even though Atmus’ partners may not be subject to these laws. Any such improper acts could damage Atmus’ reputation, subject Atmus to civil or criminal judgments, fines or penalties, and could otherwise disrupt Atmus’ business.
Atmus’ operations are also subject to certain antitrust and competition laws in the jurisdictions in which Atmus conducts its business, in particular the United States and Europe. These laws prohibit, among other things, anticompetitive agreements and practices. If any of Atmus’ commercial agreements or practices are found to violate or infringe such laws, Atmus may be subject to civil and other penalties. Atmus may also be subject to third-party claims for damages. Further, agreements that infringe antitrust and competition laws may be void and unenforceable, in whole or in part, or require modification in order to be lawful and enforceable. Accordingly, any violation of these laws could harm Atmus’ reputation and could have a material adverse effect on Atmus’ business, financial condition, results of operations or cash flows.
From time to time, Atmus is subject to litigation or other commercial disputes and other legal and regulatory proceedings relating to its business, including actual or perceived failure to comply with the laws and regulations mentioned above. Due to the inherent uncertainties of any litigation, commercial disputes or other legal or regulatory proceedings, Atmus cannot accurately predict their ultimate outcome, including the outcome of any related appeals. An unfavorable outcome could materially adversely impact Atmus’ business, financial condition, results of operations or cash flows. Furthermore, as required by U.S. GAAP, Atmus establishes reserves based on Atmus’ assessment of contingencies, including contingencies related to legal claims asserted against Atmus. Subsequent developments in legal proceedings may affect Atmus’ assessment and estimates of the loss contingency recorded as a reserve and require Atmus to make payments in excess of Atmus’ reserves, which could have an adverse effect on Atmus’ business, financial condition, results of operations or cash flows.
Atmus may be adversely impacted by the effects of climate change and may incur increased costs and experience other impacts due to climate change.
The scientific consensus indicates that emissions of GHG continue to alter the composition of Earth’s atmosphere in ways that are affecting, and are expected to continue to affect, the global climate. The potential impacts of climate change on Atmus’ customers and end-users, product offerings, operations, facilities and suppliers are accelerating and uncertain, as they will be particular to local, customer-specific circumstances. These potential impacts may include, among other things, rising sea levels and the frequency and severity of weather events as well as customer and end-user product changes either through preference or regulation.
Concerns regarding climate change may lead to additional international, national, regional and local legislative and regulatory responses. For example, proposed SEC rules to enhance disclosures regarding the effects of climate change could increase Atmus’ reporting and compliance costs, and in October 2023, the California Governor signed the Climate-Related Financial Risk and the Climate Corporate Data Accountability Act into law, which impose significant and mandatory climate-related reporting requirements for large companies doing business in the state. Similarly, enhanced mandatory climate reporting requirements came into force in 2019 and again in 2022 in the United Kingdom and broader sustainability reporting requirements (including climate) will apply to certain European Union entities on a staged basis from 2024 and to their non-European Union parent undertakings from 2028. Atmus believes these reporting requirements could increase its reporting and compliance costs. Various stakeholders, including legislators and regulators, shareholders and non-governmental organizations, are continuing to look for ways to reduce GHG emissions, including limits on GHG emissions, bans on future sales of gas-powered vehicles, and measures intended to incentivize GHG reduction such as fuel taxes, carbon taxes and subsidies. As the impact of any future GHG legislative or regulatory requirements on Atmus’ global businesses and products is dependent on the timing, scope and design of the mandates or standards, Atmus is currently unable to predict the potential impact. Moreover, as discussed in “— Risks Related to Atmus’ Business Operations — Evolving customer needs and developing technologies may threaten Atmus’ existing business and growth”, certain consequences of climate change, such as shifts in customer and end-user preferences and the pace and extent to which customers and end-users adopt alternative power, including electrified vehicles, could impact demand for Atmus’ products and could have a material adverse effect on Atmus’ business, financial condition, results of operations or cash flows.
Atmus’ operations are subject to increasingly stringent environmental laws and regulations, and Atmus is also subject to laws requiring cleanup of contaminated property.
Atmus’ plants and operations are subject to increasingly stringent environmental laws and regulations in all of the countries in which Atmus operates, including laws and regulations governing air emissions, wastewater and storm water discharges and the generation, handling, storage, transportation, treatment and disposal of waste materials. While Atmus believes that it is in compliance in all material respects with these environmental laws and regulations, there can be no assurance that Atmus will not be adversely impacted by costs, liabilities or claims with respect to existing or subsequently acquired operations, under either present laws and regulations or those that may be adopted or imposed in the future. Atmus is also subject to laws requiring the cleanup of contaminated property, including laws that impose strict liability for contamination at owned property and for hazardous materials or wastes generated by Atmus’ plants and operations or those of Atmus’ predecessors. If a release of hazardous substances occurs at or from any of Atmus’ (or Atmus’ predecessors’) current or former properties or at a landfill or another location where Atmus or Atmus’ predecessors have disposed of (or arranged for the disposal of) hazardous materials, Atmus may be held liable for the contamination and the amount of such liability could be material. Atmus may become subject to additional evolving regulations related to the cleanup of contaminated property.
Risks Related to Cybersecurity and Information Technology Infrastructure
Atmus’ information technology environment and Atmus’ products are exposed to potential security or data breaches or other disruptions, which may adversely impact Atmus’ operations.
Atmus relies on the capacity, reliability and security of Atmus’ information technology environment and data security infrastructure in connection with various aspects of Atmus’ business activities. Atmus also relies on Atmus’ ability to expand and continually update these technologies and related infrastructure in response to the changing needs of Atmus’ business. As Atmus implements new technologies, they may not perform as expected. Atmus faces the challenge of supporting Atmus’ older technologies and implementing necessary upgrades. In addition, some of these technologies are managed by third-party service providers and are not under Atmus’ direct control. If Atmus experiences a problem with an important technology, including during upgrades and/or new implementations of technologies, the resulting disruptions could have an adverse effect on Atmus’ business and reputation. As customers and end-users adopt and rely on cloud-based digital technologies and services Atmus offers, any disruption of the confidentiality, integrity or availability of those services could have an adverse effect on Atmus’ business and reputation.
Atmus’ operations routinely involve collecting, receiving, storing, processing and transmitting personal, sensitive and other confidential information pertaining to its business, customers, end-users, dealers, suppliers, employees and other sensitive matters. The data handled by Atmus’ technologies is vulnerable to security threats. In addition, Atmus’ products contain interconnected and increasingly complex technologies that monitor and transmit data and these technologies are potentially subject to cyber-attacks and disruption. For example, Atmus has developed the filtration intelligence technology (FIT) system, which embeds sensors and software within the filtration equipment system designed to optimize filtration maintenance and monitor equipment health. In addition, Atmus provides opportunities for remote working to its employees, which may pose additional information technology risks. The impact of a significant information technology event on either Atmus’ information technology environment or its products could negatively affect the performance of Atmus’ products, Atmus’ reputation, and competitive position.
While Atmus continually works to safeguard its information technology environment and mitigate potential risks, there is no assurance that these actions will be sufficient to timely detect or prevent information technology security threats, such as security breaches, computer malware, ransomware attacks and other cyber-attacks, which are increasing in both frequency and sophistication, along with power outages or hardware failures. These threats could result in unauthorized access, use, modification, disclosure, loss or theft of information, including intellectual property, costly investigations, remediation efforts, notification requirements, privacy or data protection-related compliance obligations, legal claims or proceedings, government enforcement actions, civil or criminal penalties, fines, diversion of management attention, operational changes or other response measures, loss of customer confidence in Atmus’ security measures, loss of business partners, and negative publicity that could adversely affect Atmus’ brand, reputation, business, financial condition, results of operations or cash flows. While Atmus expects to obtain cyber insurance coverage that will commence upon the completion of the Exchange Offer, Atmus’ cyber insurance policies may not cover, or may cover only a portion of, any potential claims related to such events or may not be adequate to indemnify Atmus for all or any portion of liabilities that may be imposed or defense costs incurred. Atmus also cannot be certain that it will be able to maintain insurance coverage, on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim.

A number of Atmus’ operations depend on information technology infrastructure and assets that are increasing in complexity, which are undergoing changes as a result of the Separation.
In order to support the new business processes under the terms of Atmus’ transition services agreement with Cummins, Atmus has made significant configuration, process and data changes within many of the information technology systems that Atmus uses. If Atmus’ information technology systems and processes are not sufficient to support its business and financial reporting functions, or if Atmus fails to properly implement its new business processes, manufacturing, shipping, invoicing or other critical operating activities may be interrupted or negatively affected, and Atmus’ financial reporting may be delayed or inaccurate and, as a result, Atmus’ business, financial condition, results of operations or cash flows may be materially adversely affected. Even if Atmus is able to successfully configure and change its systems, all technology systems, even with implementation of security measures, are vulnerable to disability, failures or unauthorized access. If Atmus’ information technology systems were to fail or be breached, this could materially adversely affect Atmus’ reputation and Atmus’ ability to perform critical business functions, and sensitive and confidential data could be compromised.
Risks Related to Finance and Financial Market Conditions
Atmus is subject to foreign currency exchange rate and other related risks.
Atmus conducts operations in many areas of the world involving transactions denominated in a variety of currencies. Atmus is subject to foreign currency exchange rate risk to the extent that Atmus’ costs are denominated in currencies other than those in which Atmus earns revenues. In addition, since Atmus’ financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on Atmus’ business, financial condition, results of operations or cash flows. For example, 41% of Atmus’ net sales in 2023 were denominated in a currency other than the U.S. dollar. Additionally, the appreciation of the U.S. dollar against foreign currencies has had and could continue to have a negative impact on Atmus’ consolidated results of operations due to translation impacts. Although Atmus did see a slightly favorable impact on its results of operations in the second half of 2023, Atmus expects that the overall negative impact may continue in 2024. Cummins has a hedging program to mitigate foreign currency exchange rate risk across its businesses, which included foreign currency exchange rate risk faced by the filtration business. Although Atmus has implemented certain aspects of its own hedging program, it is still evaluating other aspects, such as cash flow hedges, and there can be no assurances that Atmus will be able to establish the same program as Cummins or at similar costs.
Atmus has recorded goodwill as a result of prior acquisitions, and an economic downturn could cause these balances to become impaired, requiring write-downs that would reduce Atmus’ operating income.
Goodwill amounted to approximately $84.7 million as of December 31, 2023. As required under current accounting rules, Atmus assesses goodwill for impairment at least annually and whenever changes in circumstances indicate that the carrying amount may not be recoverable from estimated future cash flows. As of December 31, 2023, management has deemed there is no impairment of Atmus’ recorded goodwill. However, if future operating performance at one or more of Atmus’ operating units were to fall significantly below forecast levels or if market conditions for one or more of Atmus’ acquired businesses were to decline, Atmus could be required to incur a non-cash charge to operating income for impairment. Management will continue to monitor Atmus’ operating results, Atmus’ market capitalization, and the impact of the economy to determine if there is an impairment of goodwill in future periods.
Risks Related to Macroeconomic and Geopolitical Conditions
Political, economic and social uncertainty in geographies where Atmus has significant operations or large offerings of Atmus’ products could significantly change the dynamics of Atmus’ competition, customer and end-user base and product offerings and impact Atmus’ growth opportunities globally.
Atmus’ business is subject to the political, economic and other risks that are inherent in operating in numerous countries, including:

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public health crises, including the spread of a contagious disease, such as COVID-19 and other catastrophic events;

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the difficulty of enforcing agreements and collecting receivables through foreign legal systems;

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trade protection measures and import or export licensing requirements;

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the imposition of taxes on foreign income and tax rates in certain foreign countries that exceed those in the U.S.;

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the imposition of tariffs, exchange controls, sanctions or other restrictions;

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difficulty in staffing and managing widespread operations and the application of foreign labor regulations;

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required compliance with a variety of foreign laws and regulations; and

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changes in general economic and political conditions, including changes in relationship with the U.S., in countries where Atmus operates, particularly in China, India and other emerging markets.

As Atmus continues to operate and grow its business globally, Atmus’ success will depend, in part, on its ability to anticipate and effectively manage these and other related risks. There can be no assurance that the consequences of these and other factors relating to Atmus’ multinational operations will not have a material adverse effect upon Atmus’ business, financial condition, results of operations or cash flows.
In addition, there continues to be significant uncertainty about the future relationships between the U.S. and China, including with respect to trade policies, treaties, government regulations and tariffs.
Atmus currently has significant operations in China, including a joint venture and Atmus’ wholly-owned subsidiary Cummins Filtration China. For the year ended December 31, 2023, total sales in China, including consolidated and non-consolidated sales from Atmus’ joint venture, were approximately $265.1 million, an increase of $32.1 million compared to approximately $233.0 million for the year ended December 31, 2022. In the first half of 2022, the resurgence of COVID-19 in China led to lockdowns in several cities that negatively impacted the economy and Atmus’ end markets. Among the cities impacted by these lockdowns was Shanghai, which resulted in the shutdowns of Atmus’ and Atmus’ China joint ventures’ Shanghai-based facilities, and the results from Atmus’ China operations were adversely impacted in 2023 as a result of general market conditions in China. Equity, royalty and interest income from Atmus’ China joint venture for the year ended December 31, 2023 was $5.9 million, an increase of $0.6 million compared to $5.3 million for the year ended December 31, 2022. In addition, any increased trade barriers or restrictions on global trade, especially trade with China, could adversely impact Atmus’ competitive position, business, financial condition, results of operations or cash flows.
Risks arising from uncertainty in worldwide and regional market and economic conditions may harm Atmus’ business and make it difficult to project long-term performance.
Atmus’ business is sensitive to global macroeconomic conditions. Future macroeconomic downturns may have an adverse effect on Atmus’ business, financial condition, results of operations or cash flows, as well as on Atmus’ distributors, customers, end-users and suppliers, and on activity in many of the industries and markets Atmus serves. Among the economic factors which may have such an effect are: public health crises such as pandemics and epidemics, currency exchange rates, difficulties entering new markets, tariffs and governmental trade and monetary policies, and general economic conditions such as inflation, deflation, interest rates and credit availability.
For example, as a result of the global economic downturn triggered by the COVID-19 pandemic, Atmus experienced a 3.8% decline in net sales during 2020 compared to the previous year. Most economies across the world slowed and, although Atmus saw a recovery in 2021 (16.7% growth in net sales in 2021 compared to 2020), 2022 (8.6% growth in net sales in 2022 compared to 2021) and 2023 (4.2% growth in net sales in 2023 compared to 2022), there is still uncertainty as to whether the recovery will be sustained. If any or all of these major markets that Atmus sells to were to endure a continued slowdown or recession, including as a result of a new outbreak of a global pandemic, other public health crises, economic disruption or otherwise decline, it could have a material adverse effect on Atmus’ business, financial condition, results of operations or cash flows. Additionally, in response to rising rates of inflation, the Federal Reserve Board increased the benchmark federal funds interest rates multiple times during the year ended December 31, 2023. This rate environment and the speed with which it has been occurring, or could occur in the future, could have a material adverse effect on Atmus’ business, financial condition, results of operations or cash flows.
In addition, Atmus faces several risks associated with international business and are subject to global events beyond Atmus’ control, including war, trade disputes, economic sanctions, trade wars and their collateral impacts and other international events. Any of these events could have a material adverse effect on Atmus’ reputation, business, financial condition, results of operations or cash flows. There may be changes to Atmus’ business if there is instability, disruption or destruction in a significant geographic region, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest; and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease.
Risks Related to Atmus’ Relationship with Cummins
As a result of the Separation, Atmus lost Cummins’ reputation, economies of scale, capital base and other resources and may experience difficulty operating as a standalone company.
Atmus’ association with Cummins has contributed to the relationships Atmus has with certain significant customers and suppliers due to the relationship those customers and suppliers had with Cummins. Cummins cooperated in selling Atmus’ products to Cummins’ customers. After the Separation, Atmus may not be able to attract new customers of Cummins, or retain existing customers, without Cummins’ support. If this occurs, it could result in reduced sales of Atmus’ products.
The loss of Cummins’ scale, capital base and financial strength may also prompt suppliers to reprice, modify or terminate their relationships with Atmus, in particular if such suppliers had placed a premium on the Cummins brand or Atmus’ relationship with Cummins. In addition, Cummins’ reduction of its ownership of Atmus could potentially cause some of Atmus’ existing agreements and licenses to be terminated. Atmus cannot predict with certainty the effect that the Separation will have on Atmus’ business, Atmus’ clients, vendors or other persons, or whether Atmus’ Fleetguard brand will experience dilution in the marketplace.
Further, because Atmus has limited experience operating as a standalone company following the Separation, Atmus may encounter difficulties doing so in the future. For example, if Atmus does not accurately estimate the level of resources required to operate as a standalone company, Atmus may need to acquire additional assets and resources, which could be costly, and in connection with the Separation, may also face difficulty in separating certain aspects of Atmus’ business from Cummins, including incurring accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning Atmus’ personnel, costs related to establishing a new brand identity in the marketplace and costs to separate information systems and creating standalone administrative units in Atmus’ business post-separation. Atmus’ business, financial condition, results of operations or cash flows could be materially adversely affected if it has difficulty operating as a standalone company.
Atmus, or Cummins, may fail to perform under various transaction agreements that were executed as part of the Separation or Atmus may fail to have necessary systems and services in place when certain of the transaction agreements expire.
The separation agreement and other agreements entered into in connection with the Separation determined the allocation of assets and liabilities between Cummins and Atmus as a result of the Separation for those respective areas and include certain indemnifications related to liabilities and obligations. The transition services agreement provides for the performance of certain services by Cummins and Atmus for the benefit of the other for a period of time after the IPO. Atmus will rely on Cummins to satisfy Cummins’ performance and payment obligations under these agreements. If Cummins is unable to satisfy its obligations under these agreements, including its indemnification obligations, Atmus could incur operational difficulties or losses. If Atmus does not have in place its own systems and services, or if Atmus does not have agreements with other providers of these services once certain transaction agreements expire, Atmus may not be able to operate its businesses effectively and Atmus’ business, financial condition, results of operations or cash flows could be materially adversely affected. Atmus is in the process of creating its own, or engaging third parties to provide, systems and services to replace many of the systems and services that Cummins currently provides to Atmus. However, Atmus may not be successful in implementing these systems and services or in transitioning data from Cummins’ systems to Atmus. In addition, Atmus has historically received certain informal support from Cummins, including customer relationship management, marketing, communications, technical support, market intelligence and market data, which may not be addressed in Atmus’ transition services agreement. The level of this informal support may be eliminated following the Separation.
Atmus also has established or expanded its own tax, treasury, internal audit, investor relations, corporate governance and listed company compliance and other corporate functions. Atmus has been incurring and expects to continue incurring one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Cummins historically provided Atmus prior to the Separation. Any failure or significant downtime in Atmus’ own financial, administrative or other support systems or in the Cummins financial, administrative or other support systems during the transitional period during which Cummins provides Atmus with support could negatively impact Atmus’ results of operations or prevent Atmus from paying its suppliers and employees, executing business combinations and foreign currency transactions or performing administrative or other services on a timely basis, which could have an adverse effect on Atmus’ business, financial condition, results of operations or cash flows.
In particular, Atmus’ day-to-day business operations rely on its information technology systems. A significant portion of the communications among Atmus’ personnel, customers and suppliers take place on Atmus’ information technology platforms. Atmus expects the separation of information technology systems from Cummins to be complex, time-consuming and costly. There is risk of data loss in the process of transferring information technology. As a result of Atmus’ reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on Atmus’ business, financial condition, results of operations or cash flows.
In addition, Atmus’ historical consolidated financial statements include the attribution of certain assets and liabilities that historically have been held at the Cummins corporate level but which are specifically identifiable or attributable to the businesses transferred to Atmus in connection with the Separation. The value of the assets and liabilities Atmus assumed in connection with the Separation could ultimately be materially different than such attributions, which could have a material adverse effect on Atmus’ business, financial condition, results of operations or cash flows.
After the Exchange Offer, certain of Atmus’ executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Cummins.
A majority of Atmus’ current directors are employees of Cummins. Upon the completion of the Exchange Offer and clean-up spin-off, if applicable, all of Cummins’ affiliated directors will resign from Atmus’ board of directors and two additional independent directors will be appointed. However, one Cummins executive may be appointed to Atmus’ board of directors following the consummation of the Exchange Offer. Any such director, who is an employee of Cummins, will continue to own Cummins Common Stock or equity awards. Additionally, certain of Atmus’ executive officers own Cummins Common Stock or equity awards. The position of such individuals and their ownership of any Cummins equity or equity awards create, or may create the appearance of, conflicts of interest when these individuals are faced with decisions that could have different implications for Cummins than for Atmus.
Cummins and its directors and officers will have limited liability to Atmus or you for breach of fiduciary duty.
Subject to any contractual provision to the contrary, Cummins has no obligation to refrain from engaging in certain actions that may not be in Atmus’ best interests.
Under Atmus’ amended and restated certificate of incorporation, neither Cummins nor any officer or director of Cummins, including Atmus’ directors who are also Cummins employees, except as provided therein, will be liable to Atmus or to Atmus’ shareholders for breach of any fiduciary duty by reason of any of these activities.

Potential indemnification liabilities to Cummins pursuant to the separation agreement could materially and adversely affect Atmus’ businesses, financial condition, results of operations and cash flows.
The separation agreement, among other things, provides for indemnification obligations designed to make Atmus financially responsible for liabilities that may exist relating to Atmus’ business activities, whether incurred prior to or after the Separation. If Atmus is required to indemnify Cummins under the circumstances set forth in the separation agreement, Atmus may be subject to substantial liabilities. Please refer to the section entitled “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins — Separation Agreement.”
In connection with the Separation, Cummins has indemnified Atmus for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure Atmus against the full amount of such liabilities, or that Cummins’ ability to satisfy its indemnification obligation will not be impaired in the future.
Pursuant to the separation agreement and certain other agreements with Cummins, Cummins agreed to indemnify Atmus for certain liabilities as discussed further in “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins — Separation Agreement — Release of Claims and Indemnification.” However, third parties could also seek to hold Atmus responsible for any of the liabilities that Cummins has agreed to retain, and there can be no assurance that the indemnity from Cummins will be sufficient to protect Atmus against the full amount of such liabilities, or that Cummins will be able to fully satisfy its indemnification obligations. In addition, Cummins’ insurance will not necessarily be available to Atmus for liabilities associated with occurrences of indemnified liabilities prior to the IPO, and in any event Cummins’ insurers may deny coverage to Atmus for liabilities associated with certain occurrences of indemnified liabilities prior to the IPO. Moreover, even if Atmus ultimately succeeds in recovering from Cummins or such insurance providers any amounts for which Atmus is held liable, Atmus may be temporarily required to bear these losses. Each of these risks could negatively affect Atmus’ business, financial condition, results of operations or cash flows.
Atmus may have received better terms from unaffiliated third parties than the terms Atmus received in its agreements with Cummins.
The agreements Atmus entered with Cummins in connection with the Separation, including the separation agreement, transition services agreement, employee matters agreement, tax matters agreement, intellectual property license agreement, first-fit supply agreement, aftermarket supply agreement, transitional trademark license agreement and the registration rights agreement, were prepared in the context of Atmus’ separation from Cummins while Atmus was still a wholly-owned subsidiary of Cummins. Accordingly, during the period in which the terms of those agreements were prepared, Atmus did not have an independent board of directors or a management team that was independent of Cummins. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Cummins and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. For more information, please refer to the section entitled “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins — Separation Agreement.”
Risks Related to Atmus’ Capital Structure
Changes in the capital and credit markets may negatively affect Atmus’ ability to access financing to support strategic initiatives.
Disruption of the global financial and credit markets may have an effect on Atmus’ long-term liquidity and financial condition. For example, the closures of Silicon Valley Bank and Signature Bank in March 2023 and their placement into receivership with the Federal Deposit Insurance Corporation created financial institution liquidity risk and concerns. Atmus’ operations, investment opportunities, access to capital and ability to enforce the obligations of counterparties may be adversely affected by disruptions to the banking system and other financial market volatility. There can be no assurance that the cost or availability of future borrowings will not be impacted by future capital market disruptions. Atmus’ term loan agreement and revolving credit facility each contain covenants to maintain certain financial ratios that, under certain circumstances, could restrict Atmus’ ability to incur additional indebtedness, make investments and other restricted payments, create liens and sell assets.
Atmus has substantial indebtedness, consisting of the term loan and the revolving credit facility, and may incur substantial additional debt from time to time, which may impact Atmus’ ability to service all its indebtedness and react to changes in its industry and limit its ability to seek further financing on favorable terms.
Atmus has approximately $600 million of outstanding indebtedness consisting of the term loan and amounts drawn under the revolving credit facility as of December 31, 2023. See “Description of Material Indebtedness of Atmus.”
Atmus’ ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. Atmus may be unable to maintain a level of cash flows from operating activities sufficient to permit Atmus to pay the principal and interest on Atmus’ indebtedness.
If Atmus’ cash flows and capital resources are insufficient to fund its debt service obligations, Atmus could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, alter its dividend policy, seek additional debt or equity capital or restructure or refinance its indebtedness. Atmus may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow Atmus to meet its scheduled debt service obligations. The instruments that will govern Atmus’ indebtedness may restrict its ability to dispose of assets and may restrict the use of proceeds from those dispositions and may also restrict Atmus’ ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Atmus may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.
In addition, Atmus conducts operations through its subsidiaries and joint ventures. Accordingly, repayment of Atmus’ indebtedness will depend on the generation of cash flow by these entities, and their ability to make such cash available to Atmus, by dividend, debt repayment or otherwise. These entities may not have any obligation to pay amounts due on Atmus’ indebtedness or to make funds available for that purpose. These entities may not be able to, or may not be permitted to, make adequate distributions to enable Atmus to make payments in respect of its indebtedness. Each of these entities is a distinct legal entity and, under certain circumstances, legal, tax and contractual restrictions may limit Atmus’ ability to obtain cash from them. In the event that Atmus does not receive distributions from these entities, Atmus may be unable to make required principal and interest payments on its indebtedness.
Atmus’ inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, may materially adversely affect its business, financial condition, results of operations and cash flows and its ability to satisfy its obligations under its indebtedness or pay dividends on its common stock.
Atmus may incur substantial additional debt from time to time, including secured indebtedness, to finance working capital, capital expenditures, research and development, investments or acquisitions or for other purposes. If Atmus does so, the risks related to its high level of debt could intensify. Specifically, Atmus’ high level of debt could have important consequences, including:
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making it more difficult for Atmus to satisfy its obligations with respect to its debt;

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limiting Atmus’ ability to obtain additional financing to fund future working capital, capital expenditures, business development or other general corporate requirements, including dividends;

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increasing Atmus’ vulnerability to general adverse economic and industry conditions;

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exposing Atmus to the risk of increased interest rates as certain of its borrowings are and may in the future be at variable rates of interest;

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limiting Atmus’ flexibility in planning for and reacting to changes in its industry;

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impacting Atmus’ effective tax rate; and

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increasing Atmus cost of borrowing.

Substantially all of Atmus’ assets, subject to certain exceptions, are pledged as security for its term loan and revolving credit facility, and if Atmus defaults on its obligations, Atmus may suffer adverse consequences, including foreclosure on its assets.
In connection with the revolving credit facility and term loan, Atmus signed a pledge and security agreement, whereby all of its assets, subject to certain exceptions, are pledged as collateral to secure borrowings thereunder. If Atmus defaults on its obligations under such facilities, the lenders may have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to their security interests or their superior claim. In such event, Atmus may be forced to sell its investments to raise funds to repay its outstanding borrowings in order to avoid foreclosure and these forced sales may be at times and at prices Atmus would not consider advantageous. Moreover, such deleveraging of Atmus could significantly impair its ability to effectively operate its business in the manner in which Atmus intends to operate. As a result, Atmus could be forced to curtail or cease new investment activities and lower or eliminate any dividends that Atmus may pay to its shareholders in the future.
In addition, if the lenders exercise their right to sell the assets pledged under Atmus’ secured credit facilities, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to Atmus after repayment of the amounts outstanding under such facilities.
Risks Related to Ownership of Atmus Common Stock
The price of Atmus Common Stock may fluctuate substantially during and after the Exchange Offer period, and you could lose all or part of your investment in Atmus Common Stock as a result.
Atmus Common Stock has a limited trading history and there may be wide fluctuations in the market value of Atmus Common Stock during and after the Exchange Offer period as a result of many factors. From its IPO through February 13, 2024, the sales price of Atmus Common Stock as reported by the NYSE has ranged from a low sales price of $18.21 on November 1, 2023 to a high sales price of $25.39 on December 15, 2023. Factors that may cause the market price of Atmus Common Stock to fluctuate, some of which may be beyond Atmus’ control, include:
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Atmus’ quarterly or annual earnings, or those of other companies in Atmus’ industry;

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actual or anticipated fluctuations in Atmus’ operating results;

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changes in earnings estimated by securities analysts or Atmus’ ability to meet those estimates;

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the operating and stock price performance of other comparable companies;

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changes to the regulatory and legal environment in which Atmus operates;

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overall market fluctuations and domestic and worldwide economic conditions; and

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other factors described in these “Risk Factors” and elsewhere in this prospectus.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of Atmus Common Stock. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against Atmus, could result in substantial costs and a diversion of Atmus’ management’s attention and resources.
Atmus has not yet determined whether or the extent to which it will pay any dividends on Atmus Common Stock or the timing or amount of such dividends.
Atmus has not yet determined whether or the extent to which Atmus will pay any dividends on Atmus Common Stock after completion of the Exchange Offer and clean-up spin-off, if applicable. The declaration, amount and payment of any future dividends will be at the discretion of the Atmus board of directors in accordance with applicable law. Atmus’ board of directors may take into account general economic and business conditions, Atmus’ financial condition and operating results, Atmus’ available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by Atmus to its shareholders or by its subsidiaries to Atmus, and such other factors as Atmus’ board of directors may deem relevant. Atmus’ ability to pay dividends will depend on its ongoing ability to generate cash from operations and on its access to the capital markets. Atmus cannot guarantee that it will pay a dividend in the future or continue to pay any dividends if it commences paying dividends.
Applicable laws and regulations, provisions of Atmus’ amended and restated certificate of incorporation and bylaws and certain contractual provisions may discourage takeover attempts and business combinations that shareholders might consider in their best interests.
Applicable laws, provisions of Atmus’ amended and restated certificate of incorporation and bylaws and certain contractual provisions under the separation agreement and its related ancillary agreements that may delay, deter, prevent or render more difficult a takeover attempt that Atmus’ shareholders might consider in their best interests. For example, they may prevent Atmus’ shareholders from receiving the benefit from any premium to the market price of Atmus Common Stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of Atmus Common Stock if they are viewed as discouraging takeover attempts in the future.
Atmus’ amended and restated certificate of incorporation and bylaws provide provisions that are intended to encourage prospective acquirers to negotiate with Atmus’ board of directors and management team, rather than to attempt a hostile takeover, which could deter coercive takeover practices and inadequate takeover bids. These provisions provide for:
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a classified board of directors, with Atmus’ board of directors divided into three classes and with each class serving a staggered three-year term;

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advance notice requirements regarding how Atmus’ shareholders may present proposals or nominate directors for election at shareholder meetings (except for, prior to the successful completion of the Exchange Offer and clean-up spin-off, if applicable, Cummins’ designation of persons for nomination by the board of directors);

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the right of Atmus’ board of directors to issue one or more series of preferred stock with such powers, rights and preferences as the board of directors shall determine;

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after Cummins no longer owns a majority of the outstanding shares of Atmus Common Stock, the inability of shareholders to call special meetings of shareholders and the requirement that all shareholder action be taken at a meeting rather than by written consent;

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after Cummins no longer owns a majority of the outstanding shares of Atmus Common Stock, Atmus directors may removed only for cause and only by a 75% shareholder vote; and

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a 75% shareholder vote requirement to amend the section of Atmus’ amended and restated certificate of incorporation and bylaws related to (i) Atmus’ board of directors, including related to its classified board of directors and the removal of directors only for cause; (ii) Atmus’ shareholders, including related to the inability of shareholders to call special meetings of shareholders and the inability of shareholders to act by written consent; and (iii) the ability of Atmus’ board of directors and Atmus’ shareholders to amend or repeal Atmus’ bylaws.

Under the Tax Matters Agreement, for the two-year period following the Exchange Offer (or, if applicable, the clean-up spin-off), as described in the section entitled “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins — Tax Matters Agreement — Preservation of the Tax-Free Status of Certain Aspects of the Exchange Offer,” Atmus will be subject to certain restrictions, including restrictions on its ability to enter into acquisition, merger, liquidation, sale and stock redemption transactions with respect to its stock. These restrictions may limit Atmus’ ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its shareholders or that might increase the value of its business.

Atmus is also subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder.
These limitations may adversely affect the prevailing market price and market for Atmus Common Stock if they are viewed as limiting the liquidity of Atmus’ stock or discouraging takeover attempts in the future.
The provision of Atmus’ amended and restated certificate of incorporation designating the Court of Chancery in the State of Delaware and the federal district courts for the District of Delaware as the exclusive forums for certain types of lawsuits may have the effect of discouraging lawsuits against Atmus’ directors and officers.
Atmus’ amended and restated certificate of incorporation provides that, unless Atmus consents in writing to the selection of an alternative forum, to the extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of Atmus, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Atmus to Atmus or its shareholders, (iii) any action arising pursuant to any provision of the DGCL, Atmus’ amended and restated certificate of incorporation or Atmus’ bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine. It further provides that, unless Atmus consents in writing to the selection of an alternative forum, to the extent permitted by law, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum clauses described above shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of Atmus Common Stock will be deemed to have notice of, and consented to, the exclusive forum provisions in Atmus’ amended and restated certificate of incorporation.
Although Atmus believes these provisions benefit Atmus by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against Atmus’ directors and officers and may limit a shareholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with Atmus or its directors, officers or employees. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions, in particular with respect to causes of action arising under the Securities Act. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against Atmus, a court could find the choice of forum provisions contained in Atmus’ amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. If so, Atmus may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect its business, financial condition, results of operations or cash flows.
The price of Atmus Common Stock may fluctuate substantially.
You should consider an investment in Atmus Common Stock to be risky and you should invest in Atmus Common Stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of Atmus Common Stock to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:
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Atmus’ announcements or its competitors’ announcements regarding new products, enhancements, significant contracts, acquisitions or strategic investments;

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changes in earnings estimates or recommendations by securities analysts, if any, who cover Atmus Common Stock;

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failure to meet external expectations or management guidance;

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fluctuations in Atmus’ quarterly financial results or the quarterly financial results of companies perceived to be similar to Atmus;

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changes in Atmus’ capital structure or dividend policy, including as a result of the Separation, future issuances of securities, sales of large blocks of common stock by Atmus’ shareholders, including Cummins, or Atmus’ incurrence of additional debt;

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reputational issues;

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changes in general economic and market conditions in or any of the regions in which Atmus conducts its business;

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changes in industry conditions or perceptions;

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changes in applicable laws, rules or regulations and other dynamics; and

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announcements or actions taken by Cummins as Atmus’ principal shareholder prior to the successful completion of the Exchange Offer and clean-up spin-off, if applicable.

In addition, if the market for stocks in Atmus’ industry or related industries, or the stock market in general, experiences a loss of investor confidence, the trading price of Atmus Common Stock could significantly decline for reasons unrelated to Atmus’ business, financial condition, results of operations or cash flows. If any of the foregoing occurs, it could cause Atmus’ stock price to fall and may expose Atmus to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management and could also require Atmus to make substantial payments to satisfy judgments or settle litigation.
Atmus’ historical and pro forma financial information may not necessarily reflect the results that Atmus would have achieved as an independent, publicly traded company or may not be a reliable indicator of its future results.
The historical information about Atmus prior to the Separation in this prospectus refers to its businesses as operated by and integrated with Cummins. Atmus’ historical consolidated financial statements included in this prospectus do not reflect the financial condition, results of operations or cash flows Atmus would have achieved as a standalone company during the periods presented or those it will achieve in the future. This is primarily the result of the following factors:
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Prior to the Separation, Atmus’ business was operated by Cummins as part of its broader corporate organization, rather than as an independent, publicly traded company. Cummins or one of its affiliates performed various corporate functions that are provided on a centralized basis within Cummins, such as expenses for executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations that may be higher or lower than the comparable expenses Atmus would have actually incurred, or will incur in the future, as a standalone company.

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Atmus’ historical and pro forma financial results reflect the direct and indirect costs for the services historically provided by Cummins to Atmus. Following the completion of the IPO, Cummins currently provides some of these services to Atmus on a transitional basis pursuant to the Transition Services Agreement. See “Agreements between Cummins and Atmus and Other Related Person Transactions — Agreements Entered into in Connection with the Separation — Transition Services Agreement.” Atmus’ historical financial information does not reflect Atmus’ obligations under the various transitional agreements Atmus entered into with Cummins in connection with the Separation. At the end of the transitional periods specified in these agreements, Atmus will need to perform these functions itself or hire third parties to perform these functions on its behalf, and these costs may exceed the comparable expenses Atmus has incurred in the past.

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Significant increases have occured in Atmus’ cost structure as a result of the IPO, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act.

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Atmus’ working capital requirements and capital expenditures have historically been satisfied as part of Cummins’ corporate-wide cash management and centralized funding programs, and Atmus’ cost of debt and other capital may differ from the historical amounts reflected in Atmus’ historical consolidated financial statements.

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Atmus’ cost of debt and its capital structure will be different from that reflected in its historical consolidated financial statements.

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The IPO, the Separation and/or the completion of the Exchange Offer and clean-up spin-off, if applicable, may have a material effect on Atmus’ customers and other business relationships, including supplier relationships, and may result in the loss of preferred pricing available by virtue of its reduced relationship with Cummins.

Atmus’ financial condition and future results of operations will be materially different from amounts reflected in its historical consolidated financial statements included elsewhere in this prospectus.
As a result of the Separation, it may be difficult for investors to compare Atmus’ future results to historical results or to evaluate Atmus’ relative performance or trends in its business.
For additional information about the past financial performance of Atmus’ business and the basis of presentation of the historical consolidated financial statements and the unaudited pro forma consolidated financial statements of Atmus’ business included in this prospectus, see “Atmus Filtration Technologies, Inc. Unaudited Pro Forma Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Atmus” and Atmus’ consolidated financial statements included elsewhere in this prospectus.
The pro forma and non-GAAP financial measures included in this prospectus are presented for informational purposes only and may not be an indication of Atmus’ financial condition or results of operations in the future.
The unaudited pro forma consolidated financial statements included in this prospectus are presented for informational purposes only and are not necessarily indicative of what Atmus’ actual financial condition or results of operations would have been had the transactions been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Atmus’ financial condition or results of operations. Accordingly, Atmus’ financial condition and results of operations in the future may not be consistent with, or evident from, such pro forma financial information. The non-GAAP financial measures included in this prospectus, consisting of EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted earnings per share, Free cash flow and Adjusted free cash flow, include information that Atmus uses to evaluate its past performance and liquidity, as applicable, but you should not consider such information in isolation or as an alternative to measures of Atmus’ performance and liquidity, as applicable, determined under U.S. GAAP. For further information regarding such limitations, see “Summary — Selected Historical Consolidated Financial Data for Cummins and Selected Historical Consolidated and Pro Forma Financial Data for Atmus.”
The obligations associated with being an independent, publicly traded company will require significant resources and management attention.
Atmus is subject to reporting and other obligations under the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations of the SEC and the NYSE. As an independent, publicly traded company, Atmus is required to:
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prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and rules;

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have its own board of directors and committees thereof, which comply with federal securities laws and rules and applicable NYSE requirements;

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maintain an internal audit function;

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institute its own financial reporting and disclosure compliance functions;

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establish an investor relations function; and

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establish internal policies, including those relating to trading in Atmus’ securities and disclosure controls and procedures.

These reporting and other obligations place significant demands on Atmus’ management, diverting their time and attention from sales-generating activities to compliance activities, and require increased administrative and operational costs and expenses that Atmus did not incur prior to the IPO, which could adversely affect Atmus’ business, financial condition, results of operations or cash flows.

Risks Related to the Exchange Offer
Your investment will be subject to different risks after the Exchange Offer regardless of whether you elect to participate in the Exchange Offer.
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If you exchange all of your shares of Cummins Common Stock and the Exchange Offer is not oversubscribed, then you will no longer have an ownership interest in Cummins, but instead will directly own only an interest in Atmus. As a result, your investment will be subject exclusively to risks associated with Atmus and not risks associated solely with Cummins.

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If you exchange all of your shares of Cummins Common Stock and the Exchange Offer is oversubscribed, then the offer will be subject to the proration procedures described in this prospectus and, unless your odd-lot tender is not subject to proration, you will own a direct interest in both Cummins and Atmus. As a result, your investment will continue to be subject to risks associated with both Cummins and Atmus, though you may be subject to these risks to a different degree than prior to the Exchange Offer.

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If you exchange some, but not all, of your shares of Cummins Common Stock, then regardless of whether the Exchange Offer is fully subscribed, the number of shares of Cummins Common Stock you own will decrease (unless you otherwise acquire shares of Cummins Common Stock), while the number of shares of Atmus Common Stock you own will increase. As a result, your investment will continue to be subject to risks associated with both Cummins and Atmus, though you may be subject to these risks to a different degree than prior to the Exchange Offer.

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If you do not exchange any of your shares of Cummins Common Stock and the Exchange Offer is fully subscribed, then your ownership interest in Cummins will increase on a percentage basis, while your indirect ownership in Atmus will decrease (unless you otherwise own shares of Atmus Common Stock). As a result, your investment will be subject to risks associated with Cummins and risks associated with Atmus (only to the extent of Cummins’ continued ownership interest in Atmus and unless you otherwise own Atmus Common Stock).

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If you remain a shareholder of Cummins following the completion of the Exchange Offer and Cummins conducts the clean-up spin-off of its remaining interest in Atmus, then you may receive shares of Atmus Common Stock (although you may instead receive only cash in lieu of a fractional share). As a result, your investment may be subject to risks associated with both Cummins and Atmus, though you may be subject to these risks to a different degree than prior to the Exchange Offer.

Regardless of whether you tender your shares of Cummins Common Stock, the shares you hold after the completion of the Exchange Offer and clean-up spin-off, if applicable, will reflect a different investment from the investment you previously held.
The Exchange Offer and related transactions will result in a substantial amount of Atmus Common Stock entering the market, which may adversely affect the market price of Atmus Common Stock.
Immediately prior to the commencement of the Exchange Offer, Cummins owned 67,054,726 shares of Atmus Common Stock, representing approximately 80.5% of outstanding shares of Atmus Common Stock. Assuming the completion of the Exchange Offer and that it is fully subscribed, Cummins will distribute 67,054,726 shares of Atmus Common Stock, and such shares of Atmus Common Stock not held by Atmus’ affiliates will be freely tradable. If the Exchange Offer is not fully subscribed, Cummins intends to make a tax-free distribution to its shareholders of the shares of Atmus Common Stock that were offered but not exchanged in the Exchange Offer through the clean-up spin-off. The distribution of such a large number of shares of Atmus Common Stock in the Exchange Offer and any subsequent spin-off could adversely affect the market price of Atmus Common Stock.
Following the completion of the Exchange Offer and clean-up spin-off, if applicable, the market price of shares of Cummins Common Stock and Atmus Common Stock will fluctuate and the final per share values used in determining the exchange ratio may not be indicative of future trading prices.
The common stock price history for shares of Cummins Common Stock and Atmus Common Stock may not provide investors with a meaningful basis for evaluating an investment in either company’s common stock. Atmus has been a publicly traded company only since May 26, 2023. The prior performance of Cummins Common Stock and Atmus Common Stock may not be indicative of the performance of their common stock after the Exchange Offer and clean-up spin-off, if applicable. In addition, the indicative and final per share values used in determining the exchange ratio may not be indicative of the prices at which Cummins Common Stock and Atmus Common Stock will trade after the Exchange Offer is completed and clean-up spin-off, if applicable.
Tendering Cummins shareholders may receive a reduced premium or may not receive any premium in this Exchange Offer.
The Exchange Offer is designed to permit you to exchange your shares of Cummins Common Stock for shares of Atmus Common Stock at a 7% discount. Stated another way, subject to the limitations described below, for each $100 of your shares of Cummins Common Stock accepted in the Exchange Offer, you will receive approximately $107.53 of Atmus Common Stock based on the Average Cummins Price and the Average Atmus Price.
The number of shares you can receive is, however, subject to an upper limit of 13.3965 shares of Atmus Common Stock for each share of Cummins Common Stock accepted in the Exchange Offer. The upper limit ensures that any unusual or unexpected decrease in the trading price of Atmus Common Stock, relative to the trading price of Cummins Common Stock, would not result in an unduly high number of shares of Atmus Common Stock being exchanged for each share of Cummins Common Stock accepted in the Exchange Offer. As a result, you may receive less than $107.53 of Atmus Common Stock for each $100 of Cummins Common Stock accepted in the Exchange Offer, depending on the Average Cummins Price and the Average Atmus Price. Because of the upper limit, if there is a decrease of sufficient magnitude in the trading price for shares of Atmus Common Stock relative to the trading price of shares of Cummins Common Stock, or if there is an increase of sufficient magnitude in the trading price for shares of Cummins Common Stock relative to the trading price for shares of Atmus Common Stock, you may not receive $107.53 of Atmus Common Stock for each $100 of Cummins Common Stock accepted, and could receive much less. In addition, there is no assurance that you will be able to sell shares of Atmus Common Stock received in the Exchange Offer at prices comparable to the Average Atmus Price.
There may also be circumstances under which you would receive fewer shares of Atmus Common Stock than you would have received if the exchange ratio were determined using the closing prices for shares of Cummins Common Stock and Atmus Common Stock on the expiration date of the Exchange Offer. For example, if the trading price of Cummins Common Stock were to increase during the last two trading days of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 12 and 13, 2024), the Average Cummins Price would likely be lower than the closing price of Cummins Common Stock on the expiration date of the Exchange Offer. As a result, you may receive fewer dollars of Atmus Common Stock for each $100 of Cummins Common Stock than you would otherwise receive if the Average Cummins Price were calculated on the basis of the closing price of shares of Cummins Common Stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. Similarly, if the trading price of Atmus Common Stock were to decrease during the last two days of the Exchange Offer, the Average Atmus Price would likely be higher than the closing price of Atmus Common Stock on the expiration date of the Exchange Offer. This could also result in you receiving fewer dollars of Atmus Common Stock for each $100 of Cummins Common Stock than you would otherwise receive if the Average Atmus Price were calculated on the basis of the closing price of shares of Atmus Common Stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. See “The Exchange Offer — Terms of the Exchange Offer.”
Participating Cummins shareholders will experience some delay in receiving shares of Atmus Common Stock (and cash in lieu of fractional shares of Atmus Common Stock, if any) for shares of Cummins Common Stock that are accepted in the Exchange Offer.
Tendering Cummins shareholders whose shares of Cummins Common Stock have been accepted for exchange will not be able to sell the shares of Atmus Common Stock to be received until the distribution of shares of Atmus Common Stock to individual shareholders has been completed. Consequently, if the market price for shares of Atmus Common Stock should decrease or increase during that period, the relevant shareholder would not be able to stop any losses or recognize any gain by selling the shares of Atmus Common Stock. Similarly, you will not be able to invest cash in lieu of fractional shares of Atmus Common Stock, if any, until the distribution of such cash has been completed, and you will not receive interest payments for this time period.
Market prices for shares of Cummins Common Stock may be impacted by the Exchange Offer.
Investors may purchase shares of Cummins Common Stock in order to participate in the Exchange Offer, which may have the effect of raising market prices for shares of Cummins Common Stock during the pendency of the Exchange Offer. Following the completion of the Exchange Offer, the market prices for shares of Cummins Common Stock may decline because any Exchange Offer-related demand for shares of Cummins Common Stock will cease. In addition, following the completion of the Exchange Offer and clean-up spin-off, if applicable, the market prices for shares of Cummins Common Stock may decline because Cummins will no longer have any ownership interest in Atmus.
If the Exchange Offer is not fully subscribed, Cummins may continue to control Atmus, which could prevent Atmus shareholders from influencing significant decisions.
Depending on the number of shares validly tendered, Cummins may be able to influence the outcome of certain corporate actions requiring the approval of Atmus’ shareholders so long as it owns a significant portion of Atmus Common Stock and may retain certain rights pursuant to the separation agreement. See “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins — Separation Agreement.” In addition, if the Exchange Offer is not fully subscribed, and the clean-up spin-off is not consummated, Cummins may continue to hold more than 50% of the outstanding Atmus Common Stock, and in such event, Atmus would continue to be considered a “controlled company” under NYSE rules. In such case, the typical independence requirements under the NYSE rules would not apply to Atmus.
The Exchange Offer could result in significant tax liability.
Cummins received the Ruling from the IRS substantially to the effect that, among other things, the Exchange Offer, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. While the Ruling is generally binding on the IRS, if any of the facts, assumptions, representations or undertakings that Cummins made to the IRS are, or become, inaccurate, incorrect or incomplete, the continuing validity of the Ruling may be compromised and the Exchange Offer, together with certain related transactions, might not qualify as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. In that event, the consequences described in the Ruling will not apply and Cummins and its shareholders could be subject to significant U.S. federal income tax liability.
In addition, the completion of the Exchange Offer is conditioned on, among other things, the continuing effectiveness and validity of the Ruling and the receipt by Cummins of an opinion of KPMG, to the effect that, among other things, the Exchange Offer, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion of KPMG will address certain issues on which the IRS did not rule, will be based on the law in effect as of the time of the Exchange Offer and the continuing effectiveness and validity of the Ruling, and will rely upon certain assumptions, as well as statements, representations and certain undertakings made by officers of Cummins and Atmus. These assumptions, statements, representations and undertakings are expected to relate to, among other things, Cummins’ business reasons for engaging in the Exchange Offer, the conduct of certain business activities by Cummins and Atmus, and the plans and intentions of Cummins and Atmus to continue conducting those business activities and not to materially modify their ownership or capital structure following the Exchange Offer. If any of those statements, representations or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, if the facts upon which the opinion of KPMG is based are materially different from the facts that exist at the time of the Exchange Offer, or if there is any change in currently applicable law (which may be retroactive), the conclusions reached in such opinion could be adversely affected. In addition, under the Tax Matters Agreement, dated as of May 29, 2023, by and between Atmus and Cummins (the “Tax Matters Agreement”),

Atmus will generally be required to indemnify Cummins against taxes incurred by Cummins as a result of (i) a breach of any representation made by or with respect to Atmus, including those provided in connection with the Ruling and the opinion of KPMG or (ii) Atmus taking or failing to take, as the case may be, certain actions, in each case that result in the Exchange Offer, together with certain related transactions, failing to meet the requirements of a transaction that is tax-free under and Sections 355 and 368(a)(1)(D) of the Code. For more information, please refer to the section entitled “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins — Tax Matters Agreement — Preservation of the Tax-Free Status of Certain Aspects of the Exchange Offer.”
If the Exchange Offer, together with certain related transactions, were determined not to qualify as a transaction that is tax-free under Sections 355 and 368(a)(1)(D) of the Code, each Cummins shareholder who receives shares of Atmus Common Stock in the Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Atmus Common Stock received by the shareholder and the shareholder’s tax basis in the shares of Cummins Common Stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Atmus Common Stock received by the shareholder. In addition, Cummins would generally recognize a gain with respect to the transfer of Atmus Common Stock in the Exchange Offer, as well as with respect to the receipt of certain cash proceeds from Atmus in connection with the Separation.
The Exchange Offer could be taxable to Cummins, but not its shareholders, if Atmus or its shareholders were to engage in certain transactions after the Exchange Offer is completed. In such cases, Atmus would be required to indemnify Cummins for any resulting taxes and related expenses, which amount could be material.
The Exchange Offer could result in significant tax liability for Atmus and tax-related indemnification obligations to Cummins for certain tax liabilities, and Atmus may be affected by significant restrictions, including its ability to engage in certain corporate transactions for a two-year period after the Exchange Offer (or, if applicable, the clean-up spin-off) in order to avoid triggering significant tax-related liabilities.
To preserve tax-free treatment for U.S. federal income tax purposes of the Exchange Offer and certain related transactions, Atmus is restricted from taking any action that prevents the Exchange Offer and certain related transactions from being tax-free for U.S. federal income tax purposes. Under the Tax Matters Agreement, for the two-year period following the Exchange Offer (or, if applicable, the clean-up spin-off), as described in the section entitled “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins — Tax Matters Agreement — Preservation of the Tax-Free Status of Certain Aspects of the Exchange Offer,” Atmus will be subject to certain restrictions, including restrictions on its ability to enter into acquisition, merger, liquidation, sale and stock redemption transactions with respect to its stock. These restrictions may limit Atmus’ ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its shareholders or that might increase the value of its business. These restrictions generally will not limit the acquisition of other businesses by Atmus for cash consideration. In addition, under the Tax Matters Agreement, Atmus may be required to indemnify Cummins against any such tax liabilities as a result of the acquisition of its stock or assets, even if Atmus does not participate in or otherwise facilitate the acquisition. Furthermore, Atmus will be subject to certain restrictions on discontinuing the active conduct of its trade or business, the issuance or sale of stock or other securities (including securities convertible into its stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. Such restrictions may reduce Atmus’ strategic and operating flexibility. See “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins — Tax Matters Agreement.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, including, without limitation, those that are based on current expectations, estimates and projections about the industries in which each of Atmus and Cummins operates and management’s beliefs and assumptions. Forward-looking statements are generally accompanied by words such as “anticipates,” “expects,” “forecasts,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “could,” “should,” “may” or words of similar meaning. Examples of forward-looking statements include, but are not limited to, statements either of Atmus or Cummins makes regarding the outlook for its respective future business and financial performance, such as those contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Atmus” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Cummins Annual Report on Form 10-K for the year ended December 31, 2023, respectively. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which each of Atmus and Cummins refers to as “future factors,” which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some future factors that could cause Atmus’ or Cummins’ results to differ materially from the results discussed in such forward-looking statements are discussed below and shareholders, potential investors and other readers are urged to consider these future factors carefully in evaluating forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof.
See “Risk Factors” herein and “Risk Factors” in the Cummins Annual Report on Form 10-K for the year ended December 31, 2023 for a description of the factors that could impact the outcome of Atmus’ and Cummins’ respective forward-looking statements. Although each of Atmus and Cummins has attempted to identify important risk factors, there may be other risk factors not presently known to Atmus or Cummins or that either of Atmus or Cummins presently believes are not material that could cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. For the reasons described above, each of Atmus and Cummins cautions you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by either of Atmus or Cummins in this prospectus speaks only as of the date thereof. Factors or events that could cause either of Atmus’ or Cummins’ actual results to differ may emerge from time to time, and it is not possible for either of Atmus and Cummins to predict all of them. Neither of Atmus or Cummins undertakes any obligation to publicly update or to revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should be viewed as historical data.

THE TRANSACTION
Background of the Exchange Offer
Separation
In connection with the IPO and the separation of its filtration business into a new, publicly traded company (the “Separation”) on May 29, 2023, Cummins transferred to Atmus substantially all of its filtration business in exchange for (i) 83,297,796 shares of Atmus Common Stock issued by Atmus to Cummins and (ii) $650 million, which consisted primarily of the net proceeds Atmus received from the entry by Atmus into the revolving credit facility and the term loan (each as defined below).
Additionally, in connection with the Separation, Cummins and Atmus entered into the separation agreement and various other agreements for the purpose of effecting the Separation. These agreements provide a framework for Atmus’ relationship with Cummins and govern the various interim and ongoing relationships between Atmus and Cummins that have followed the completion of the IPO. These agreements between Atmus and Cummins are further described in “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins.”
Atmus IPO
On May 30, 2023, the initial public offering of 16,243,070 shares of common stock of Atmus (including the exercise of the underwriters’ option to purchase additional shares in full) at a price of $19.50 per share, which is referred to as the “IPO,” was completed. The total price of shares sold during the IPO was $275.4 million and after giving effect to the Debt Transaction (as defined below), Atmus and its subsidiaries held approximately $110 million in cash and cash equivalents as of the IPO closing. Atmus did not receive any of the net proceeds from the IPO. Immediately following the IPO, there were 83,297,796 shares of Atmus Common Stock outstanding and Cummins retained 67,054,726 shares of Atmus Common Stock, representing an 80.5% ownership interest in Atmus.
Debt Transaction
On September 30, 2022, Atmus entered into the credit agreement, as amended on February 15, 2023, with a syndicate of banks, providing for a five-year $400 million revolving credit facility (the “revolving credit facility”) and a $600 million term loan facility (the “term loan” and collectively with the revolving credit facility, the “Debt Financing”). On May 26, 2023, Atmus borrowed $600 million pursuant to the term loan, and $50 million pursuant to the revolving credit facility, which Atmus refers to, together, as the “Debt Transaction.” As of December 31, 2023, $600 million was outstanding under the term loan and $0 was outstanding under the revolving credit facility.
As described above, Atmus did not retain any of the net proceeds from the Debt Transaction. See “Description of Material Indebtedness of Atmus” for more information on the Debt Transaction.
Reasons for the Exchange Offer
Cummins has decided to commence the Exchange Offer to divest all of Cummins’ remaining ownership interest in its filtration business now owned by Atmus from Cummins’ remaining businesses in a tax-efficient manner, with the goal of enhancing shareholder value and better positioning Cummins to focus on its core businesses.
Cummins believes that the Separation and the Exchange Offer will, among other things, (i) improve Atmus’ strategic and operational flexibility; (ii) increase the focus of Atmus’ management team on Atmus’ business operations; (iii) allow Atmus to adopt the capital structure, investment policy and dividend policy best suited to Atmus’ financial profile and business needs; (iv) provide Atmus with its own equity to use in connection with employee compensation; and (v) enable potential investors to invest directly in Atmus’ business.
Neither Cummins nor Atmus can provide assurances that, following the Exchange Offer, any of these benefits will be realized to the extent anticipated or at all.

The following reasons were considered by Cummins in making the determination to divest all of Cummins’ remaining ownership interest in its filtration business now owned by Atmus from Cummins’ remaining businesses by means of the Exchange Offer:
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The Exchange Offer, like a pro rata spin-off, is a tax-efficient way for Cummins to divest its interest in Atmus.

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The Exchange Offer presents an opportunity for Cummins to quickly repurchase a large number of outstanding shares of Cummins Common Stock without reducing overall cash and financial flexibility.

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Cummins and Atmus have significantly different competitive strengths and operating strategies and operate in different business, and so the Exchange Offer is expected to achieve enhanced management focus on, and improve the alignment of equity incentives for, each business.

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The Exchange Offer provides Cummins’ shareholders with an opportunity to adjust their current Cummins investment between Cummins and Atmus on a tax-free basis for U.S. federal income tax purposes (except with respect to cash received in lieu of a fractional share) and, accordingly, is an efficient means of placing Atmus Common Stock with only those Cummins shareholders who wish to directly own an ownership interest in Atmus.

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The Exchange Offer could present shareholders tendering shares of Cummins Common Stock with an opportunity to acquire shares of Atmus Common Stock at a discount to the then-prevailing market price.

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The Exchange Offer presents more execution risk than a pro rata spin-off of all of Cummins’ remaining interest in Atmus, and may require an extension of the Exchange Offer period and/or a subsequent clean-up spin-off if the Exchange Offer is not fully subscribed.

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The Exchange Offer will cause Cummins to incur certain incremental expenses relating to the Exchange Offer that it would not otherwise incur in connection with a pro rata spin-off of Cummins’ remaining ownership interest in Atmus.

Effects of the Exchange Offer
Upon the completion of the Exchange Offer, assuming it is fully subscribed and assuming Cummins no longer has a controlling financial interest in Atmus, Cummins’ financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Atmus in subsequent periods.
Holders of Cummins Common Stock will be affected by the Exchange Offer as follows:
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Holders who exchange all of their shares of Cummins Common Stock, if the Exchange Offer is not oversubscribed, will no longer have any ownership interest in Cummins but will instead directly have only an ownership interest in Atmus. As a result, their investment will be subject exclusively to benefits and risks associated with Atmus and not benefits and risks associated solely with Cummins.

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Unless their odd-lot tender is not subject to proration, holders who exchange all of their shares of Cummins Common Stock will, if the Exchange Offer is oversubscribed, be subject to proration and will have an ownership interest in both Cummins and Atmus. As a result, their investment will continue to be subject to benefits and risks associated with both Cummins and Atmus, though such holders may be subject to these benefits and risks to a different degree than prior to the Exchange Offer.

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Holders who exchange some, but not all, of their shares of Cummins Common Stock, regardless of whether the Exchange Offer is fully subscribed, will own fewer shares of Cummins Common Stock and more shares of Atmus Common Stock than prior to the Exchange Offer, unless they otherwise acquire Cummins Common Stock. As a result, their investment will continue to be subject to benefits and risks associated with both Cummins and Atmus, though such holders may be subject to these benefits and risks to a different degree than prior to the Exchange Offer.

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Holders who do not exchange any of their shares of Cummins Common Stock in the Exchange Offer will have an increased ownership interest in Cummins, on a percentage basis, and will have their indirect ownership interest in Atmus decrease, unless they otherwise own Atmus Common Stock. As a result, their investment will be subject exclusively to benefits and risks associated with Cummins and not benefits and risks associated with Atmus because Cummins will no longer have an ownership interest in Atmus (unless they otherwise own Atmus Common Stock).
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Holders who remain shareholders of Cummins following the completion of the Exchange Offer may, if Cummins conducts the clean-up spin-off of its remaining ownership interest in Atmus, receive shares of Atmus Common Stock (although such holders may instead receive only cash in lieu of a fractional share). As a result, their investment may be subject to benefits and risks associated with both Cummins and Atmus, though such holders may be subject to these benefits and risks to a different degree than prior to the Exchange Offer.

Atmus’ Equity Capitalization
Atmus had an equity capitalization of 83,297,796 shares of common stock as of January 31, 2024. Cummins owned 67,054,726 shares of Atmus Common Stock, representing approximately 80.5% of the outstanding shares of Atmus Common Stock as of January 31, 2024.
No Appraisal Rights
Appraisal is a statutory remedy under state law available to corporate shareholders who object to extraordinary actions taken by their corporation. This remedy allows dissenting shareholders to require the corporation to repurchase their stock at a price equivalent to its value immediately prior to the extraordinary corporate action. No appraisal rights are available to Cummins shareholders or Atmus shareholders in connection with the Exchange Offer.
Regulatory Approval
Certain acquisitions of Atmus Common Stock under the Exchange Offer may require a premerger notification filing under the Hart-Scott-Rodino Act. If a holder of Cummins Common Stock decides to participate in the Exchange Offer and consequently acquires enough shares of Atmus Common Stock to exceed the $119.5 million threshold provided for in the Hart-Scott-Rodino Act and associated regulations, and if an exemption under the Hart-Scott-Rodino Act or associated regulations does not apply, Cummins and the holder will be required to make filings under the Hart-Scott-Rodino Act and the holder will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any shareholder or shareholders required to make such a filing until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.
Apart from the registration of shares of Atmus Common Stock offered in the Exchange Offer under applicable securities laws and Cummins filing a Schedule TO with the SEC, Cummins does not believe that any other material U.S. federal or state regulatory filings or approvals will be necessary to consummate the Exchange Offer.
Accounting Treatment
The shares of Cummins Common Stock acquired by Cummins in the Exchange Offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the shares of Cummins Common Stock accepted in the Exchange Offer at its expiration. Any difference between the net book value of Atmus attributable to Cummins and the market value of the shares of Cummins Common Stock acquired at that date will be recognized by Cummins as a nontaxable gain on disposal net of any direct and incremental expenses of the Exchange Offer on the disposal of its Atmus Common Stock.
The aggregate market value of Cummins’ investment in 67,054,726 shares of Atmus Common Stock, based on the closing price of shares of Atmus Common Stock on February 13, 2024 of $ 22.35 per share, was approximately $1,498,673,126. Cummins expects to recognize a nontaxable gain upon consummation of the Exchange Offer. The amount of the gain will be dependent upon the final exchange ratio and the value of Cummins Common Stock at the time the Exchange Offer is consummated.
At the completion of the Exchange Offer, assuming it is fully subscribed, Cummins will no longer control Atmus. As a result, upon the completion of the Exchange Offer, assuming it is fully subscribed and assuming Cummins no longer has a controlling financial interest in Atmus, Cummins’ financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Atmus in subsequent periods.
The exchange of shares of Cummins Common Stock for shares of Atmus Common Stock in the Exchange Offer, in and of itself, will not affect the financial condition, results of operations or cash flows of Atmus.
Tax Treatment
See “Material U.S. Federal Income Tax Considerations” for a discussion of the tax treatment of the Exchange Offer.

THE EXCHANGE OFFER
Terms of the Exchange Offer
General
Cummins is offering to exchange up to 67,054,726 shares of Atmus Common Stock which are owned by Cummins for outstanding shares of Cummins Common Stock, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the related letter of transmittal (including the instructions thereto), which are validly tendered by 12:00 midnight, New York City time, at the end of the day on March 13, 2024, unless the Exchange Offer is extended or terminated. The last day on which tenders will be accepted, whether on March 13, 2024 or any later date to which the Exchange Offer is extended, is referred to in this prospectus as the “expiration date.” You may tender all, some or none of your shares of Cummins Common Stock.
The number of shares of Cummins Common Stock that will be accepted if the Exchange Offer is completed will depend on the final exchange ratio and the number of shares of Cummins Common Stock validly tendered and not properly withdrawn. The maximum number of shares of Cummins Common Stock that will be accepted if the Exchange Offer is completed will be equal to the number of shares of Atmus Common Stock held by Cummins divided by the final exchange ratio (which will be subject to the upper limit). Cummins’ obligation to complete the Exchange Offer is subject to important conditions that are described in the section entitled “— Conditions to Completion of the Exchange Offer.”
For each share of Cummins Common Stock that you tender in the Exchange Offer and do not properly withdraw, and that is accepted by Cummins, you will receive a number of shares of Atmus Common Stock at a discount of approximately 7%, subject to an upper limit of 13.3965 shares of Atmus Common Stock per share of Cummins Common Stock. Stated another way, subject to the upper limit described below, for each $100 of Cummins Common Stock accepted in the Exchange Offer, you will receive approximately $107.53 of shares of Atmus Common Stock based on the Average Cummins Price and the Average Atmus Price, as determined by Cummins.
The Average Cummins Price will be equal to the simple arithmetic average of the daily VWAPs of shares of Cummins Common Stock on the NYSE during the Averaging Period, as determined by Cummins, and the Average Atmus Price will be equal to the simple arithmetic average of the daily VWAPs of shares of Atmus Common Stock on the NYSE during the Averaging Period, as determined by Cummins, as more fully described below under “— Pricing Mechanism.”
The daily VWAP for shares of Cummins Common Stock or Atmus Common Stock, as the case may be, will be the volume-weighted average price per share of that stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “CMI UN<Equity>AQR” with respect to Cummins Common Stock and “ATMU UN<Equity>AQR” with respect to Atmus Common Stock (or any other recognized quotation source selected by Cummins in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. Cummins will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final.
For purposes of the Exchange Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m., New York City time, through 12:00 midnight, New York City time.
Upper Limit
The number of shares of Atmus Common Stock that you can receive is subject to an upper limit of 13.3965 shares of Atmus Common Stock for each share of Cummins Common Stock accepted in the Exchange Offer. If the upper limit is in effect, you will receive less than $107.53 of Atmus Common Stock for each $100 of Cummins Common Stock that you tender based on the Average Cummins Price and Average Atmus Price, and you could receive much less. This upper limit represents a 15% discount for shares of Atmus Common Stock based on the closing prices of shares of Cummins Common Stock and Atmus Common Stock on February 13, 2024 (the last trading day immediately preceding the date of the commencement of the Exchange Offer).Cummins set this upper limit to ensure that there would not be an unduly high number of shares of Atmus Common Stock being exchanged for each share of Cummins Common Stock accepted in the Exchange Offer.
Pricing Mechanism
The terms of the Exchange Offer are designed to result in you receiving approximately $107.53 of Atmus Common Stock for each $100 of Cummins Common Stock validly tendered and accepted in the Exchange Offer based on the Average Cummins Price and the Average Atmus Price determined as described above and subject to the upper limit. Regardless of the final exchange ratio, the terms of the Exchange Offer would always result in you receiving approximately $107.53 of Atmus Common Stock for each $100 of Cummins Common Stock, based on the Average Cummins Price and the Average Atmus Price, so long as the upper limit described above is not in effect.
To illustrate, the number of shares of Atmus Common Stock you will receive for shares of Cummins Common Stock validly tendered and accepted in the Exchange Offer, and assuming no proration occurs, will be calculated as:
Number of shares of Atmus Common Stock	=	(a) number of shares of Cummins Common Stock validly tendered by you and accepted by Cummins	multiplied by	(b) the final exchange ratio
The following formula will be used to calculate the final exchange ratio:
Final exchange ratio	= the lesser of:	(a) the Average Cummins Price divided by 93% of the Average Atmus Price	and	(b) 13.3965 (the upper limit)
The Average Cummins Price for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAPs of shares of Cummins Common Stock on the NYSE during the Averaging Period of three consecutive trading days (which, if the Exchange Offer is not extended or terminated, would be March 7, 8 and 11, 2024) ending on and including the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024). The Average Atmus Price for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAPs of shares of Atmus Common Stock on the NYSE during the Averaging Period.
The final exchange ratio, the daily VWAPs used to calculate the final exchange ratio, the Average Cummins Price and the Average Atmus Price will each be rounded to four decimals.
To help illustrate the way these calculations work, below are two examples:
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Example 1: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $254.1345 per share of Cummins Common Stock and $22.2332 per share of Atmus Common Stock, the upper limit of 13.3965 would not apply, and you would receive 12.2908 shares ($254.1345 divided by 93% of $ 22.2332) of Atmus Common Stock for each share of Cummins Common Stock accepted in the Exchange Offer. In this example, the upper limit of 13.3965 shares of Atmus Common Stock for each share of Cummins Common Stock would not apply.

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Example 2: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $254.1345 per share of Cummins Common Stock and $20.0099 per share of Atmus Common Stock, the upper limit of 13.3965 would be in effect and you would only receive 13.3965 shares of Atmus Common Stock for each share of Cummins Common Stock accepted in the Exchange Offer because the upper limit is less than 13.6564 shares ($254.1345 divided by 93% of $20.0099) of Atmus Common Stock for each share of Cummins Common Stock.

A website will be maintained at www.okapivote.com/CumminsAtmusExchange that will provide the daily VWAPs of both Cummins Common Stock and Atmus Common Stock during the Exchange Offer.

You may also contact the information agent at its toll-free number provided on the back cover of this prospectus to obtain this information.
Prior to the Averaging Period, commencing on the third trading day of the Exchange Offer, the website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Cummins Common Stock and Atmus Common Stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Cummins Common Stock and Atmus Common Stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.
During the first two days of the Averaging Period, the website will provide indicative exchange ratios that will be calculated based on the Average Cummins Price and Average Atmus Price, as calculated by Cummins based on data reported by Bloomberg L.P. (or any other recognized quotation source selected by Cummins in its sole discretion if such source is not available or is manifestly erroneous). The website will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Cummins Common Stock and Atmus Common Stock for that first day of the Averaging Period, and (ii) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Cummins Common Stock and Atmus Common Stock for the first and second days of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated on the website each day by 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Cummins Common Stock validly tendered is in effect, will be announced by press release and be available on the website by 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024).
Prior to and during the Averaging Period, the data based on which the daily VWAP is determined will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAPs, as reported by Bloomberg L.P., may be different from other sources or investors’ or other security holders’ own calculations. Cummins will determine the simple arithmetic average of the VWAPs of each, and such determination will be final.
Final Exchange Ratio
The final exchange ratio that shows the number of shares of Atmus Common Stock that you will receive for each share of Cummins Common Stock that you validly tendered and which is accepted in the Exchange Offer, including whether the upper limit on the number of shares of Atmus Common Stock that can be received for each share of Cummins Common Stock validly tendered is in effect, will be announced by press release and available at www.okapivote.com/CumminsAtmusExchange no later than 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024). After that time, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this prospectus.
If a market disruption event occurs with respect to shares of Cummins Common Stock or Atmus Common Stock on any day during the Averaging Period, the simple arithmetic average stock price of Cummins Common Stock and Atmus Common Stock will be determined using the daily VWAPs of shares of Cummins Common Stock and Atmus Common Stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, Cummins decides to extend the Exchange Offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs as specified above, Cummins may terminate the Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the Exchange Offer. See “— Conditions to Completion of the Exchange Offer.”

A “market disruption event” with respect to either Cummins Common Stock or Atmus Common Stock means a suspension, absence or material limitation of trading of such stock on the NYSE for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE as a result of which the reported trading prices for Cummins Common Stock or Atmus Common Stock, as the case may be, during any half-hour trading period during the principal trading session in the NYSE are materially inaccurate, as determined by Cummins in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination: (i) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE; and (ii) limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the SEC of similar scope as determined by Cummins or the exchange agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading.
Since the Exchange Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024) and the final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Cummins Common Stock validly tendered is in effect, will be announced by 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer, you will be able to tender or withdraw your shares of Cummins Common Stock after the final exchange ratio is determined until the Exchange Offer has expired. For more information on tendering and withdrawing your shares, see “— Procedures for Tendering” and “— Withdrawal Rights.”
For the purposes of illustration, the table below indicates the number of shares of Atmus Common Stock that you would receive per one share of Cummins Common Stock accepted in the Exchange Offer, calculated on the basis described under “— Pricing Mechanism” and taking into account the upper limit, assuming a range of simple arithmetic averages of the daily VWAPs of shares of Cummins Common Stock and Atmus Common Stock during the assumed Averaging Period. The first line of the table below shows the indicative Average Cummins Price and the indicative Average Atmus Price and indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on February 13, 2024, based on the daily VWAPs of shares of Cummins Common Stock and Atmus Common Stock on February 9, 12 and 13, 2024. The table also shows the effects of a 10% increase or decrease in either or both the indicative Average Cummins Price and indicative Average Atmus Price based on changes relative to the values as of February 13, 2024.
Cummins Common Stock	Atmus Common Stock	Average Cummins Price	Average Atmus Price	Shares of Atmus Common Stock per share of Cummins Common Stock validly tendered	$ Amount of Atmus Common Stock per $100 of Cummins Common Stock
As of February 13, 2024	As of February 13, 2024	$254.1345	$22.2332	12.2908x	$107.53
Down 10%	Up 10%	$228.7211	$24.4565	10.0561x	$107.53
Down 10%	Unchanged	$228.7211	$22.2332	11.0617x	$107.53
Down 10%	Down 10%	$228.7211	$20.0099	12.2907x	$107.53
Unchanged	Up 10%	$254.1345	$24.4565	11.1734x	$107.53
Unchanged	Down 10%	$254.1345	$20.0099	13.3965x	$105.48(1)
Up 10%	Up 10%	$279.5480	$24.4565	12.2908x	$107.53
Up 10%	Unchanged	$279.5480	$22.2332	13.3965x	$106.55(2)
Up 10%	Down 10%	$279.5480	$20.0099	13.3965x	$95.89(3)

(1)
In this scenario, the upper limit of 13.3965 is in effect. Absent the upper limit, the exchange ratio would have been 13.6564 shares of Atmus Common Stock per share of Cummins Common Stock validly tendered. In this scenario, Cummins would announce that the upper limit on the number of shares of Atmus Common Stock that can be received for each share of Cummins Common Stock validly tendered is in effect no later than 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not further extended or terminated, would be March 13, 2024).

(2)
In this scenario, the upper limit of 13.3965 is in effect. Absent the upper limit, the exchange ratio would have been 13.5198 shares of Atmus Common Stock per share of Cummins Common Stock validly tendered. In this scenario, Cummins would announce that the upper limit on the number of shares of Atmus Common Stock that can be received for each share of Cummins Common Stock validly tendered is in effect no later than 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not further extended or terminated, would be March 13, 2024).

(3)
In this scenario, the upper limit of 13.3965 is in effect. Absent the upper limit, the exchange ratio would have been 15.0220 shares of Atmus Common Stock per share of Cummins Common Stock validly tendered. In this scenario, Cummins would announce that the upper limit on the number of shares of Atmus Common Stock that can be received for each share of Cummins Common Stock validly tendered is in effect no later than 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not further extended or terminated, would be March 13, 2024).

If the trading price of Cummins Common Stock were to increase during the last two trading days of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 12 and 13, 2024), the Average Cummins Price would likely be lower than the closing price of shares of Cummins Common Stock on the expiration date of the Exchange Offer. As a result, you may receive fewer dollars of Atmus Common Stock for each $100 of Cummins Common Stock than you would otherwise receive if the Average Cummins Price were calculated on the basis of the closing price of shares of Cummins Common Stock on the expiration date of the Exchange Offer or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. Similarly, if the trading price of Atmus Common Stock were to decrease during the last two trading days of the Exchange Offer, the Average Atmus Price would likely be higher than the closing price of shares of Atmus Common Stock on the expiration date of the Exchange Offer. This could also result in you receiving fewer dollars of Atmus Common Stock for each $100 of Cummins Common Stock than you would otherwise receive if the Average Atmus Price were calculated on the basis of the closing price of shares of Atmus Common Stock on the expiration date of the Exchange Offer or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer.
The number of shares of Cummins Common Stock accepted by Cummins in the Exchange Offer may be subject to proration. Depending on the number of shares of Cummins Common Stock validly tendered, and not properly withdrawn, and the final exchange ratio, determined as described above, Cummins may have to limit the number of shares of Cummins Common Stock that it accepts in the Exchange Offer through a proration process. Any proration of the number of shares accepted in the Exchange Offer will be determined on the basis of the proration mechanics described below under “— Proration; Odd-Lots.” This prospectus and related documents are being sent to:
•
persons who directly held shares of Cummins Common Stock on February 12, 2024;

•
the plan administrator(s) for, and/or the trustee under, the RSP, on behalf of the participants and their beneficiaries; and

•
brokers, banks and similar persons whose names or the names of whose nominees appear on Cummins’ shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Cummins Common Stock, in each case as of February 12, 2024.

Proration; Odd-Lots
If, as of 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024), Cummins shareholders have validly tendered more shares of Cummins Common Stock than Cummins is able to accept for exchange, Cummins will accept for exchange the shares of Cummins Common Stock validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of shares of Cummins Common Stock to be accepted for exchange bears to the total number of shares of Cummins Common Stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of Cummins Common Stock and subject to any adjustment necessary to ensure the exchange of all shares of Atmus Common Stock offered by Cummins in the Exchange Offer), except for tenders of odd-lots, as described below.
Except as otherwise provided in this section, beneficial holders of less than 100 shares of Cummins Common Stock who validly tender all of their shares will not be subject to proration if the Exchange Offer is oversubscribed. Direct or beneficial holders of more than 100 shares of Cummins Common Stock, and those who own less than 100 shares but do not tender all of their shares, will be subject to proration. In addition, shares held on behalf of participants in the RSP (each of which holds more than 100 shares of Cummins Common Stock) will be subject to proration.
Cummins will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the trading day immediately following the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024). Upon determining the number of shares of Cummins Common Stock validly tendered for exchange, Cummins will announce the final results, including the final proration factor, if any.
Any shares of Cummins Common Stock not accepted for exchange in the Exchange Offer as a result of proration will be returned to the tendering shareholder promptly after the final proration factor is determined in book-entry form to a direct registration account in the name of the registered holder maintained by Cummins’ transfer agent.
Fractional Shares
Fractional shares of Atmus Common Stock will not be distributed in the Exchange Offer. The exchange agent, acting as agent for the Cummins shareholders otherwise entitled to receive fractional shares of Atmus Common Stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of the shareholders. Any proceeds that the exchange agent realizes from that sale will be distributed, less any brokerage commissions or other fees, to each shareholder entitled thereto in accordance with the shareholder’s proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Atmus Common Stock. As a result, shareholders may not receive fractional share proceeds at the same time they receive shares of Atmus Common Stock.
None of Cummins, Atmus, the exchange agent or any of the dealer managers or any other person will guarantee any minimum proceeds from the sale of fractional shares of Atmus Common Stock. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. In addition, a shareholder who receives cash in lieu of a fractional share of Atmus Common Stock will generally recognize capital gain or loss for U.S. federal income tax purposes on the receipt of the cash to the extent that the cash received is greater or less than the tax basis allocated to the fractional share. You are urged to read carefully the discussion in “Material U.S. Federal Income Tax Considerations” and to consult your own tax advisor regarding the consequences to you of the Exchange Offer.
Holders who are tendering shares allocated to their RSP accounts should refer to the special instructions provided to them by or on behalf of the RSP administrator for more information that is specific to the RSP.
Exchange of Shares of Cummins Common Stock
Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is extended or amended, the terms and conditions of the extension or amendment), Cummins will accept for exchange, and will exchange, for shares of Atmus Common Stock owned by Cummins, the shares of Cummins Common Stock validly tendered, and not properly withdrawn, prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024), promptly after the expiration date of the Exchange Offer.
The exchange of shares of Cummins Common Stock validly tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the exchange agent of:
(i)
share certificates representing all validly tendered shares of Cummins Common Stock (other than Direct Registration Shares), in proper form for transfer or with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Cummins Common Stock in the exchange agent’s account at DTC, in each case pursuant to the procedures set forth in the section below entitled “— Procedures for Tendering”;

(ii)
the letter of transmittal for shares of Cummins Common Stock, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message; and

(iii)
any other required documents.

For purposes of the Exchange Offer, Cummins will be deemed to have accepted for exchange, and thereby exchanged, shares of Cummins Common Stock validly tendered and not properly withdrawn if and when Cummins notifies the exchange agent of its acceptance of the tenders of those shares of Cummins Common Stock pursuant to the Exchange Offer.
On or prior to the time of consummation of the Exchange Offer, Cummins will irrevocably deliver to the exchange agent Direct Registration Shares representing all of the shares of Atmus Common Stock owned by it and offered in the Exchange Offer, with irrevocable instructions to hold the shares of Atmus Common Stock in trust for Cummins shareholders whose shares of Cummins Common Stock are being accepted for exchange in the Exchange Offer. Atmus Common Stock and/or cash in lieu of fractional shares will be transferred to Cummins shareholders whose shares of Cummins Common Stock are accepted in the Exchange Offer promptly after the expiration of the Exchange Offer. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.
Return of Shares of Cummins Common Stock
If shares of Cummins Common Stock are delivered and not accepted due to proration or a partial tender, (i) certificated shares of Cummins Common Stock that were delivered will be returned in uncertificated book-entry form to be credited in book-entry form in a direct registration account in the name of the applicable holder maintained by Cummins’ transfer agent, (ii) Direct Registration Shares of Cummins Common Stock that were delivered will be credited back to the applicable account in book-entry form and (iii) shares of Cummins Common Stock held through DTC will be credited back through DTC in book-entry form.
If you validly withdraw your shares of Cummins Common Stock or the Exchange Offer is not completed, (i) certificated shares of Cummins Common Stock that were delivered will be returned; (ii) Direct Registration Shares of Cummins Common Stock that were delivered will be credited back to the applicable account in book-entry form; and (iii) shares of Cummins Common Stock held through DTC will be credited back through DTC in book-entry form.
Procedures for Tendering
Shares Held in Certificated Form.   If you hold certificates representing shares of Cummins Common Stock, you must deliver to the exchange agent at one of its addresses listed on the letter of transmittal a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents, and the certificates representing the shares of Cummins Common Stock validly tendered.

Shares Held in Book-Entry Direct Registration System.   If you hold Direct Registration Shares of Cummins Common Stock, you must deliver to the exchange agent pursuant to one of the methods set forth in the letter of transmittal a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents. Since certificates are not issued for Direct Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent.
Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company, Custodian or Similar Institution.   If you hold shares of Cummins Common Stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your shares of Cummins Common Stock. If that institution holds shares of Cummins Common Stock through DTC, it must notify DTC and cause it to transfer the shares into the exchange agent’s account in accordance with DTC’s procedures. The institution must also ensure that the exchange agent receives an agent’s message from DTC confirming the book-entry transfer of your shares of Cummins Common Stock. A tender by book-entry transfer will be completed upon receipt by the exchange agent of an agent’s message, confirmation of a book-entry transfer into the exchange agent’s account at DTC and any other required documents.
The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of Cummins Common Stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that Cummins may enforce that agreement against the participant.
The exchange agent will establish an account at DTC with respect to the shares of Cummins Common Stock for purposes of the Exchange Offer, and any eligible institution that is a participant in DTC may make book-entry delivery of shares of Cummins Common Stock by causing DTC to transfer such shares into the exchange agent’s account at DTC in accordance with DTC’s procedure for the transfer. Delivery of documents to DTC does not constitute delivery to the exchange agent.
Shares Held in the RSP.   Participants in the RSP should follow the special instructions that are being sent to them by or on behalf of the RSP administrator. Such participants should not use the letter of transmittal to direct the tender of shares of Cummins Common Stock held in these plans, but should instead use the Trustee Direction Form provided to them by or on behalf of the RSP administrator. Such participants may direct the RSP trustee to tender all, some or none of the shares of Cummins Common Stock allocated to their RSP accounts, subject to any limitations set forth in the special instructions provided to them, by the deadline specified in the special instructions sent by or on behalf of the RSP administrator.
General Instructions. Do not send letters of transmittal and certificates representing shares of Cummins Common Stock to Cummins, Atmus, the dealer managers or the information agent.   Letters of transmittal for shares of Cummins Common Stock and certificates representing shares of Cummins Common Stock should be sent to the exchange agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by Cummins.
Whether you tender certificated shares of Cummins Common Stock by delivery of certificates or uncertificated Direct Registration Shares, the exchange agent must receive the letter of transmittal and, if applicable, any certificates representing your shares of Cummins Common Stock pursuant to the method or methods set forth in the letter of transmittal prior to the expiration of the Exchange Offer. Note that for Direct Registration Shares, you do not need to deliver any certificates representing those shares because certificates are not issued for such shares. In the case of a book-entry transfer of shares of Cummins Common Stock through DTC, the exchange agent must receive the agent’s message and confirmation of a book-entry transfer into the exchange agent’s account at DTC prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024).

Letters of transmittal for shares of Cummins Common Stock and certificates representing shares of Cummins Common Stock must be received by the exchange agent on or before the expiration date of the Exchange Offer. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your shares of Cummins Common Stock.
Signature Guarantees.   Signatures on all letters of transmittal for shares of Cummins Common Stock must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being a “U.S. eligible institution”), except in cases in which shares of Cummins Common Stock are validly tendered either (i) by a registered shareholder (which term, for purposes of this document, will include any participant in DTC whose name appears on a security position listing as the owner of shares of Cummins Common Stock) who has not completed the “Special Transfer Instructions” enclosed with the letter of transmittal or (ii) for the account of a U.S. eligible institution.
If the certificates representing shares of Cummins Common Stock or Direct Registration Shares are registered in the name of a person other than the person who signs the letter of transmittal, the letter of transmittal or certificates, as applicable, must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates or as reflected on the letter of transmittal accompanying the tender of Direct Registration Shares without alteration, enlargement or any change whatsoever, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.
Guaranteed Delivery Procedures.   If you wish to tender shares of Cummins Common Stock pursuant to the Exchange Offer but (i) your certificates are not immediately available; (ii) the procedure for book-entry transfer cannot be completed on a timely basis; or (iii) time will not permit all required documents to reach the exchange agent on or before the expiration date of the Exchange Offer, you may still tender your shares of Cummins Common Stock, so long as all of the following conditions are satisfied:
•
you must make your tender by or through a U.S. eligible institution;

•
on or before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer, the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Cummins, in the manner provided below; and

•
by no later than 5:00 p.m., New York City time, on the second NYSE trading day after the date of execution of such notice of guaranteed delivery, the exchange agent must receive (i)(a) share certificates representing all validly tendered shares of Cummins Common Stock (other than Direct Registration Shares), in proper form for transfer or (b) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Cummins Common Stock in the exchange agent’s account at DTC; (ii) a letter of transmittal for shares of Cummins Common Stock, properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message; and (iii) any other required documents.

Registered shareholders (including any participant in DTC whose name appears on a security position listing of DTC as the owner of shares of Cummins Common Stock) may transmit the notice of guaranteed delivery by mail to the exchange agent. If you hold shares of Cummins Common Stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, such institution must submit any notice of guaranteed delivery on your behalf. You must, in all cases, obtain a Medallion guarantee, in the form set forth in the notice of guaranteed delivery.
Effect of Tenders.   A tender of shares of Cummins Common Stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the Exchange Offer as well as your representation and warranty to Cummins that (i) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of Cummins Common Stock); (ii) when the same are accepted for exchange, Cummins will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims; (iii) you have a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act as further explained below; (iv) [reserved]; and (v) for non-U.S. persons: you acknowledge that Cummins has advised you that it has not taken any action under the laws of any country outside the United States to qualify or otherwise facilitate a public offer to exchange Cummins Common Stock or Atmus Common Stock in that country; that there may be restrictions that apply in other countries, including with respect to transactions in Cummins Common Stock or Atmus Common Stock in your home country; that, if you are located outside the United States, your ability to tender Cummins Common Stock in the Exchange Offer will depend on whether there is an exemption available under the laws of your home country that would permit you to participate in the Exchange Offer without the need for Cummins or Atmus to take any action to qualify or otherwise facilitate a public offering in that country or otherwise; and that your participation in the Exchange Offer is made pursuant to and in compliance with the applicable laws in the jurisdiction in which you are resident or from which you are tendering your shares and in a manner that will not require Cummins or Atmus to take any action to qualify or otherwise facilitate a public offering in that country or otherwise; and that Cummins will rely on your representations concerning the legality of your participation in the Exchange Offer in determining to accept any shares that you are tendering for exchange. Cummins has amended the form of Letter of Transmittal to eliminate representation #3 (i.e., that your participation in the Exchange Offer and tender of your shares of Cummins Common Stock complies with Rule 14e-4 and the applicable laws of both the jurisdiction where you received the materials relating to the Exchange Offer and the jurisdiction from which the tender is being made). Persons who have previously completed and delivered a letter of transmittal will not be required to complete and deliver a new letter of transmittal.
It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares of Cummins Common Stock for such person’s own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (a) shares of Cummins Common Stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of Cummins Common Stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise; and (ii) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender of guarantee of a tender on behalf of another person.
The exchange of shares of Cummins Common Stock validly tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the exchange agent of (i)(a) share certificates representing all validly tendered shares of Cummins Common Stock (other than Direct Registration Shares), in proper form for transfer or (b) with respect to shares delivered by book-entry transfer through DTC, confirmation of a book-entry transfer of those shares of Cummins Common Stock in the exchange agent’s account at DTC; (ii) a letter of transmittal for shares of Cummins Common Stock, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry transfer through DTC, an agent’s message; and (iii) any other required documents.
Appointment of Attorneys-in-Fact and Proxies.   By executing a letter of transmittal as set forth above, you irrevocably appoint Cummins’ designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Cummins Common Stock validly tendered and accepted for exchange by Cummins and with respect to any and all other shares of Cummins Common Stock and other securities issued or issuable in respect of the shares of Cummins Common Stock on or after the expiration of the Exchange Offer. That appointment is effective when and only to the extent that Cummins deposits the shares of Atmus Common Stock for the shares of Cummins Common Stock that you have validly tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the validly tendered shares of Cummins Common Stock and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Cummins’ designees will, with respect to the shares of Cummins Common Stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. Cummins reserves the right to require that, in order for shares of Cummins Common Stock to be deemed validly tendered, immediately upon Cummins’ acceptance for exchange of those shares of Cummins Common Stock, Cummins must be able to exercise full voting rights with respect to such shares.

Determination of Validity.   Cummins will determine questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Cummins Common Stock, in Cummins’ sole discretion, provided that Cummins may delegate such power in whole or in part to the exchange agent. Cummins reserves the absolute right to reject any and all tenders of shares of Cummins Common Stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Cummins also reserves the absolute right to waive any of the conditions of the Exchange Offer (other than the conditions relating to the absence of an injunction and the effectiveness of the registration statement for Atmus Common Stock to be distributed in the Exchange Offer), or any defect or irregularity in the tender of any shares of Cummins Common Stock.
No tender of Cummins Common Stock is valid until all defects and irregularities in tenders of Cummins Common Stock have been cured or waived. None of Cummins, Atmus, the dealer managers, the exchange agent, the information agent or any other person, nor any of their directors or officers, is under any duty to give notification of any defects or irregularities in the tender of any Cummins Common Stock or will incur any liability for failure to give any such notification. Cummins’ interpretation of the terms and conditions of the Exchange Offer (including the letter of transmittal and instructions thereto) may be challenged in a court of competent jurisdiction.
Binding Agreement.   The tender of shares of Cummins Common Stock pursuant to any of the procedures described above, together with Cummins’ acceptance for exchange of such shares pursuant to the procedures described above, will constitute a binding agreement between Cummins and you upon the terms of and subject to the conditions to the Exchange Offer.
The method of delivery of share certificates of shares of Cummins Common Stock and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.
Partial Tenders
If you tender fewer than all the shares of Cummins Common Stock evidenced by any share certificate you deliver to the exchange agent, then you must check the box labeled “Partial Tender” and fill in the number of shares that you are tendering in the space provided on the first page of the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part. In those cases, promptly after the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024), the exchange agent will credit the remainder of the shares of Cummins Common Stock that were evidenced by the certificate(s) but not tendered to a Direct Registration Share account in the name of the registered holder maintained by Cummins’ transfer agent, unless otherwise provided in “Special Transfer Instructions” or “Special Delivery Instructions” enclosed with the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part. Unless you indicate otherwise in your letter of transmittal, all Cummins Common Stock represented by share certificates you deliver to the exchange agent will be deemed to have been tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the exchange agent that were previously in certificated form.
Treatment of Shares of Cummins Common Stock Held Under the RSP
Shares of Cummins Common Stock held for the account of participants in the RSP who have a balance in the Cummins Stock Fund and/or the Cummins Employee Stock Ownership Plan (ESOP) Fund are eligible to participate in the Exchange Offer. An RSP participant may direct that all, some or none of the shares of Cummins Common Stock allocated to the Cummins Stock Fund and/or the Cummins Employee Stock Ownership Plan (ESOP) Fund account be exchanged, subject to the RSP’s rules for participating in the Exchange Offer.
The RSP’s rules are different than those described in this prospectus. Holders who are tendering shares allocated to their RSP accounts should refer to the special instructions provided to them by or on behalf of the RSP administrator for information that is specific to the RSP. RSP participants should consult the special instructions together with this prospectus in deciding whether or not to participate in the Exchange Offer with respect to their RSP shares.
Lost or Destroyed Certificates
If your certificate(s) representing shares of Cummins Common Stock have been mutilated, destroyed, lost or stolen and you wish to tender your shares, you will need to follow the procedures for replacement set forth under the section entitled “Lost or Destroyed Certificate(s)” included in the letter of transmittal and the instructions related thereto. You may be required to pay a fee and to post a surety bond for your lost shares of Cummins Common Stock. Upon receipt of the completed applicable letter of transmittal with the required information and, if required, the surety bond payment and the service fee, your shares of Cummins Common Stock will be included in the Exchange Offer, subject to acceptance by Cummins.
Withdrawal Rights
Shares of Cummins Common Stock validly tendered pursuant to the Exchange Offer may be withdrawn at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024) and, unless Cummins has previously accepted them pursuant to the Exchange Offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the Exchange Offer. Once Cummins accepts shares of Cummins Common Stock pursuant to the Exchange Offer, your tender is irrevocable.
For a withdrawal of shares of Cummins Common Stock to be effective, the exchange agent must receive from you a written notice of withdrawal in the form of the notice of withdrawal provided by Cummins, at one of its addresses, respectively, set forth on the back cover of this prospectus, and your notice must include your name and the number of shares of Cummins Common Stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.
If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of Cummins Common Stock must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates.
If shares of Cummins Common Stock have been tendered pursuant to the procedures for book-entry tender through DTC discussed in the section entitled “— Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with the procedures of DTC.
If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.
Cummins will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion. Cummins may delegate such power in whole or in part to the exchange agent. None of Cummins, Atmus, any of the dealer managers, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any such determination may be challenged in a court of competent jurisdiction.
Any shares of Cummins Common Stock validly withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer.

However, you may re-tender withdrawn shares of Cummins Common Stock by following one of the procedures discussed in the section entitled “— Procedures for Tendering” at any time prior to the expiration of the Exchange Offer (or pursuant to the instructions sent to you separately).
If you hold shares of Cummins Common Stock through the RSP, you will be provided with special instructions by or on behalf of the RSP administrator on how to withdraw your tendered shares and you must deliver any required information in a timely manner in order for the tabulator for the RSP to withdraw your election to exchange from the final tabulation. The deadline will be specified in the special instructions provided to you (or, if the Exchange Offer is extended, any new plan participant withdrawal deadline established by the RSP administrator).
Withdrawing Your Shares After the Final Exchange Ratio Has Been Determined
Subject to any extension of the Exchange Offer period, the final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Cummins Common Stock validly tendered is in effect, will be available by 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be March 13, 2024).
If you are a registered shareholder of Cummins Common Stock (which will include persons holding certificated shares or Direct Registration Shares) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024), in the form of the notice of withdrawal provided by Cummins. Medallion guarantees will not be required for such withdrawal notices. If you hold Cummins Common Stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, any notice of withdrawal must be delivered by that institution on your behalf. DTC is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC until that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares, the institution through which your shares are held must deliver a written notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer.
Such notice of withdrawal must be in the form of DTC’s notice of withdrawal and must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the last day of the Exchange Offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.
Except for the withdrawal rights described above, any tender made under the Exchange Offer is irrevocable.
Delivery of Atmus Common Stock; Book-Entry Accounts
Physical certificates representing shares of Atmus Common Stock will not be issued pursuant to the Exchange Offer. Rather than issuing physical certificates for such shares to tendering shareholders, the exchange agent will cause shares of Atmus Common Stock to be credited in book-entry form to direct registered accounts maintained by Atmus’ transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders). Promptly following the crediting of shares to your respective direct registered account, you will receive a statement from Atmus’ transfer agent evidencing your holdings, as well as general information on the book-entry form of ownership.
If shares of Atmus Common Stock are to be issued to a person other than the signer of the letter of transmittal, a check is to be issued in the name of, and/or shares of Cummins Common Stock not tendered or not accepted for exchange in the Exchange Offer are to be issued or returned to, a person other than the signer of the letter of transmittal, or a check is to be mailed to a person other than the signer of the letter of transmittal or to an address other than that shown on the first page of the letter of transmittal, then the information in “Special Transfer Instructions” and “Special Delivery Instructions” enclosed with the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part will need to be completed. Cummins has no obligation pursuant to such instructions to transfer any such shares from the name of the registered holder(s) thereof if Cummins does not accept any such shares for exchange. If no such instructions are given, all such shares not accepted for exchange in the Exchange Offer will be credited in book-entry form to the registered holders in a direct registered account maintained by Cummins’ transfer agent.
With respect to any shares tendered through DTC, a shareholder may request that shares not exchanged be credited to a different account maintained at DTC by providing the appropriate instructions pursuant to DTC’s applicable procedures. If no such instructions are given, all such shares of Cummins Common Stock not accepted will be returned by crediting the same account at DTC as the account from which such shares of Cummins Common Stock were delivered.
Extension; Amendment
Extension or Amendment by Cummins
Cummins expressly reserves the right, in its sole discretion, for any reason, to extend the period of time during which the Exchange Offer is open and thereby delay acceptance for exchange of, and the exchange for, any shares of Cummins Common Stock validly tendered and not properly withdrawn in the Exchange Offer. For example, the Exchange Offer can be extended if any of the conditions to completion of the Exchange Offer described in the next section entitled “— Conditions to Completion of the Exchange Offer” are not satisfied or, where legally permitted, waived prior to the expiration of the Exchange Offer.
Cummins expressly reserves the right, in its sole discretion, at any time and for any reason, to amend the terms of the Exchange Offer in any respect prior to the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be March 13, 2024).
If Cummins materially changes the terms of or information concerning the Exchange Offer, it will extend the Exchange Offer if required by applicable law. Generally speaking, an offer must remain open under SEC rules for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances giving rise to the extension.
As required by applicable law, the Exchange Offer will be extended so that it remains open for a minimum of 10 business days following the applicable announcement if:
•
Cummins changes the method for calculating the number of shares of Atmus Common Stock offered in exchange for each share of Cummins Common Stock; and

•
the Exchange Offer is scheduled to expire within ten business days of announcing any such change.

If Cummins extends the Exchange Offer, is delayed in accepting for exchange any shares of Cummins Common Stock or is unable to accept for exchange any shares of Cummins Common Stock under the Exchange Offer for any reason, then, without affecting Cummins’ rights under the Exchange Offer, the exchange agent may retain on Cummins’ behalf all shares of Cummins Common Stock tendered. These shares of Cummins Common Stock may not be withdrawn except as provided in the section entitled “— Withdrawal Rights.”
Cummins’ reservation of the right to delay acceptance of any shares of Cummins Common Stock is subject to applicable law, which requires that Cummins pay the consideration offered or return the shares of Cummins Common Stock deposited promptly after the termination or withdrawal of the Exchange Offer.
Cummins will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date of the Exchange Offer.

Method of Public Announcement
Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the Exchange Offer be promptly disclosed to shareholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which Cummins may choose to make any public announcement, Cummins assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to Business Newswire.
Conditions to Completion of the Exchange Offer
Cummins will not be required to complete the Exchange Offer and may terminate the Exchange Offer unless at least 33,527,363 shares of Atmus Common Stock would be distributed in exchange for outstanding shares of Cummins Common Stock that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer. This number of shares of Atmus Common Stock represented 50% of the outstanding shares of Atmus Common Stock held by Cummins as of February 13, 2024. In addition, Cummins will not be required to accept shares for exchange and may terminate the Exchange Offer if:
•
any condition or event occurs, or Cummins reasonably expects any condition or event to occur that Cummins reasonably believes would, or would be likely to, cause the Exchange Offer to be taxable to Cummins or its shareholders under U.S. federal income tax laws;

•
the Ruling is withdrawn or otherwise ceases to be effective and/or valid;

•
the opinion of KPMG to the effect that, among other things, the Exchange Offer, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, is not received or is withdrawn or otherwise ceases to be effective;

•
Cummins notifies Atmus that Cummins has received a written proposal for an unsolicited alternative transaction involving Atmus, directly or indirectly, that Cummins’ board of directors reasonably determines, in its good faith judgment, to be in the best interests of its shareholders; or

•
any of the following events occurs, or Cummins reasonably expects any of the following events to occur:

◦
any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

◦
a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

◦
a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity, including an act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the Exchange Offer;

◦
if any of the situations described in the immediately preceding three bullet points exists as of the date of the commencement of the Exchange Offer, the situation deteriorates materially;

◦
an extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 10% in either the Dow Jones Industrial Average or the Standard & Poor’s 500 Index from the closing level established on February 13, 2024;

◦
a material adverse change in the business, prospects, condition (financial or other), results of operations, cash flows or stock price of Atmus, which in Cummins’ reasonable judgment would impair the benefits of the Exchange Offer;

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a material adverse change in the business, prospects, condition (financial or other), results of operations, cash flows or stock price of Cummins, which in Cummins’ reasonable judgment would impair the benefits of the Exchange Offer;

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any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay completion of the Exchange Offer;

◦
any order, stay, judgment or decree is issued by any U.S. federal or state court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Cummins and Atmus and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction shall have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay completion of the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to Cummins or Atmus;

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the registration statement on Form S-4 of which this prospectus is a part shall not have become effective under the Securities Act prior to 5:00 p.m., New York City time, on the expiration date of the Exchange Offer;

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any stop order suspending the effectiveness of the registration statement of which this prospectus forms a part has been issued, or any proceeding for that purpose has been initiated by the SEC and not concluded or withdrawn; or

◦
a market disruption event occurs with respect to Cummins Common Stock or Atmus Common Stock and such market disruption event has, in Cummins’ reasonable judgment, impaired the benefits of the Exchange Offer.

If any of the above events occurs and exists at the scheduled expiration date, Cummins may:
•
terminate the Exchange Offer and promptly return all tendered shares of Cummins Common Stock to tendering shareholders;

•
extend the Exchange Offer and, subject to the withdrawal rights described in “— Withdrawal Rights” above, retain all tendered shares of Cummins Common Stock until the extended Exchange Offer expires;

•
amend the terms of the Exchange Offer; and/or

•
waive the unsatisfied condition (except the conditions relating to the absence of an injunction and the effectiveness of the registration statement for shares of Atmus Common Stock to be distributed in the Exchange Offer) and, subject to any requirement to extend the period of time during which the Exchange Offer is open, complete the Exchange Offer.

These conditions are for the sole benefit of Cummins. Except as described in the immediately preceding bullet point, Cummins may waive any condition in whole or in part at any time in its sole discretion, subject to applicable law. Cummins’ failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted by Cummins at any time. However, all conditions to completion of the Exchange Offer must be satisfied or, where legally permitted, waived by Cummins before the expiration of the Exchange Offer. Any determination by Cummins concerning the conditions described above may be challenged in a court of competent jurisdiction. Atmus has no right to waive any of the conditions to the Exchange Offer.
If a stop order issued by the SEC is in effect with respect to the registration statement of which this prospectus forms a part, Cummins will not accept any shares of Cummins Common Stock tendered and will not exchange shares of Atmus Common Stock for any shares of Cummins Common Stock.
Fees and Expenses
Cummins has retained Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC to act as dealer managers, Okapi Partners LLC to act as the information agent and Broadridge Corporate Issuer Solutions, LLC to act as the exchange agent in connection with the Exchange Offer.
The dealer managers will receive a fee for their respective services and the information agent and the exchange agent each will receive reasonable compensation for their respective services. In addition, each will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

The dealer managers and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Each of the dealer managers and their respective affiliates have in the past provided investment banking services to Cummins and Atmus and their respective affiliates, for which they have received customary compensation. In addition, each of the dealer managers is providing advisory services to Cummins and Atmus in connection with the Separation. In the ordinary course of business, each of the dealer managers is engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of their respective trading and brokerage activities, each of the dealer managers and certain of their respective affiliates may from time to time hold positions of Cummins Common Stock and Atmus Common Stock in their respective proprietary accounts or those of their respective customers, and to the extent they hold shares of Cummins Common Stock in these accounts at the time of the exchange offer, each of the dealer managers and/or certain of their respective affiliates may tender these shares.
Recently, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC served as joint lead book-running managers in the IPO. In addition, certain of the dealer managers or their affiliates currently serve as lenders under Atmus’ and Cummins’ existing credit facilities. Additionally, J.P. Morgan Securities LLC is expected to serve as a joint book-running manager in Cummins’ senior notes offering announced on or about the date hereof.
Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions
Although Cummins may deliver this prospectus to shareholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Cummins Common Stock in any jurisdiction in which such offer, sale or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which shares of Cummins Common Stock are listed.
Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Cummins has not taken any action under those non-U.S. regulations to qualify the Exchange Offer outside the United States but may take steps to facilitate participation of shareholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Cummins Common Stock in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for Cummins or Atmus to take any action to qualify or otherwise facilitate the Exchange Offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.
All tendering shareholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. shareholders, as to the availability of an exemption under their home country laws that would allow them to participate in the Exchange Offer without the need for Cummins or Atmus to take any action to facilitate a public offering in that country or otherwise. Cummins will rely on those representations and, unless the Exchange Offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.
Non-U.S. shareholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Cummins Common Stock or Atmus Common Stock that may apply in their home countries. Cummins and Atmus and the dealer managers cannot provide any assurance about whether such limitations exist.

POTENTIAL ADDITIONAL DISTRIBUTION OF ATMUS COMMON STOCK
Cummins has informed Atmus that, following the completion of the Exchange Offer, in the event that more than the Minimum Amount of shares are validly tendered but not enough shares of Cummins Common Stock are validly tendered to allow Cummins to exchange all of the shares of Atmus Common Stock it is offering in this Exchange Offer, the shares of Atmus Common Stock that were offered but not exchanged in the Exchange Offer will be distributed through the clean-up spin-off. The record date for the clean-up spin-off, if any, will be announced by Cummins. As a result, any remaining shares of Atmus Common Stock offered by Cummins that are not exchanged in the Exchange Offer will be distributed on a pro rata basis to Cummins shareholders whose shares of Cummins Common Stock remain outstanding following the consummation of the Exchange Offer and are holders of record as of the applicable record date. Because the record date for the clean-up spin-off, if any, will occur following the completion of the Exchange Offer, holders of shares of Cummins Common Stock validly tendered and accepted and exchanged in the Exchange Offer will not participate in the clean-up spin-off (unless they otherwise own shares of Cummins Common Stock that were not tendered and accepted for exchange in the Exchange Offer as of the relevant record date).
In such event, Cummins and Atmus, as applicable, will file any documents required by U.S. securities laws in connection with such clean-up spin-off and will not rely on this prospectus or the registration statement of which it forms a part in connection with such distribution.

ATMUS FILTRATION TECHNOLOGIES INC. UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
The unaudited pro forma consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X and has been derived from Atmus’ historical consolidated financial statements included in this prospectus. While the historical consolidated financial statements reflect the past financial results of the consolidated businesses operating within Cummins’ filtration division prior to the Separation, the unaudited pro forma consolidated financial information gives effect to the Separation of that business into an independent, publicly traded company.
Specifically, the pro forma adjustments to reflect the Separation, the Debt Financing and related transactions from and with Cummins including autonomous entity adjustments and transaction accounting adjustments.
The pro forma adjustments, as described below, are based on the available information and assumptions Atmus’ management believes are reasonable; however, such adjustments are subject to change as the costs of operating as a standalone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The unaudited pro forma consolidated financial information includes certain adjustments to give effect to events that are directly attributable to the Separation, the Debt Financing and related transactions.
The unaudited pro forma consolidated statement of operations for the year ended December 31, 2023 presents the pro forma effect of the Separation, the Debt Financing, and the related adjustments described below as if they had been completed on January 1, 2023. The unaudited pro forma consolidated statement of operations does not purport to represent, and is not necessarily indicative of, what the actual results of operations of Atmus would have been had the transactions taken place on January 1, 2023, nor is it indicative of the results of operations of Atmus for any future period.
In addition, for the periods presented in the unaudited pro forma consolidated financial information, the operations of Atmus were conducted and accounted for as part of Cummins. The historical consolidated financial statements and unaudited pro forma consolidated financial information of Atmus have been derived from Cummins’ historical accounting records and reflect certain allocations of expenses. All of the allocations and estimates in such financial statements are based on assumptions that management believes are reasonable.
Autonomous Entity Adjustments
As a standalone public company, Atmus expects to incur incremental recurring costs that could be materially different from the allocations of Cummins costs included within the historical consolidated financial statements. Atmus expects to incur recurring costs associated with being a standalone public company in the following areas:
•
costs to perform financial reporting and regulatory compliance and costs associated with accounting, auditing, tax, legal, information technology, human resources, investor relations, risk management, treasury and other general and administrative related functions;

•
compensation including equity-based awards, and benefits with respect to new and existing positions;

•
insurance premiums for items such as property insurance and directors and officers insurance;

•
license fees and other expenses related to information technology investments; and

•
depreciation and amortization related to information technology infrastructure investments.

Certain of the above costs — specifically accounting activities, financial reporting activities, some legal services, some human resource functions, the use of Cummins’ established information technology systems, and other general and administrative related functions are covered by the transition services agreement (“TSA”) for a period of time. Other costs, such as Atmus’ own board of directors, company specific compensation and insurance plans, and information technology systems, are not covered by the TSA. Atmus has established all of these functions on a standalone basis.

Atmus has made autonomous entity adjustments to reflect:
•
the estimated difference between the corporate allocation included in the historical financial statements and the expected costs of the TSA with Cummins that were in place at the time of the Separation, for the same activities (refer to Note 1 below), as well as the costs that have been formally agreed to, as of the date of this filing (refer to Note 1 below). Actual costs and expenses could be materially different from the TSA.

•
pro forma adjustments are not being made for agreements, other than the TSA, which govern certain aspects of Atmus’ relationship with Cummins following the Separation, as described under “Agreements Between Cummins and Atmus and Other Related Party Transactions” included elsewhere in this prospectus. These agreements detail how matters were separated and will be addressed on a prospective basis but generally do not have operational impacts different than historical practices.

Transaction Accounting Adjustments
Atmus acquired certain assets and assumed liabilities and related expenses associated with the Separation, the Debt Financing and in becoming a standalone public company. Atmus has made pro forma adjustments for these items which have been formally agreed to, and such adjustments are included in the transaction accounting adjustments. Actual costs and expenses could differ from this estimate. These adjustments primarily relate to interest paid on the term loan and revolving credit facility that Atmus entered into prior to the closing of the IPO.
See Note 2 below.
The unaudited pro forma consolidated financial information should be read in conjunction with Atmus’ historical consolidated financial statements and the accompanying notes in the “Index to Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Atmus” included elsewhere in this prospectus. The unaudited pro forma consolidated financial information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

	Year ended December 31, 2023
In millions, except per share amounts	Actual	Autonomous Entity Adjustments	Note	Transaction Accounting Adjustments	Note	Pro Forma
NET SALES	$1,628.1					$1,628.1
Cost of sales	1,195.4	(0.7)	(a)			1,194.7
GROSS MARGIN	432.7	0.7		—		433.4
OPERATING EXPENSES AND INCOME
Selling, general and administrative expenses	174.7	(0.7)	(a), (b)			174.0
Research, development and engineering expenses	42.5					42.5
Equity, royalty and interest income from investees	33.6					33.6
Other operating expenses, net	0.7					0.7
OPERATING INCOME	248.4	1.4		—		249.8
Interest expense	25.8			15.3	(c)	41.1
Other income, net	3.8					3.8
INCOME BEFORE INCOME TAXES	226.4	1.4		(15.3)		212.5
Income tax expense	55.1	(0.3)	(d)	(3.7)	(d)	51.1
NET INCOME	$171.3	$1.7		$(11.6)		$161.4
PER SHARE DATA:
Weighted-average shares for basic EPS	83.3					83.3
Weighted-average shares for diluted EPS	83.4					83.4
Basic earnings per share	$2.06					$1.94
Diluted earnings per share	$2.05					$1.93
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET INCOME
Note 1: Autonomous Entity Adjustments
Adjustments included in the column under the heading “Autonomous Entity Adjustments” represent the following:
(a)
The unaudited pro forma consolidated financial statements have been adjusted to reflect Atmus as an autonomous entity for the full year ended December 31, 2023. In connection with the separation, Atmus entered into a TSA. Pursuant to the TSA, for a period of time after the separation, generally ranging from six to twenty-four months, services will be provided to Atmus, as described above, for pre-determined rates. A favorable adjustment of $4.8 million (of which $0.7 million is included in cost of sales and $4.2 million is included in selling, general and administrative expenses) has been made to the unaudited pro forma consolidated statement of net income for the year ended December 31, 2023 to reflect the difference between specific costs expected to be incurred under the TSA and the corporate allocation from Cummins, related to similar services, that is included in the historical financial statements.

(b)
Atmus has also formally agreed to additional costs that are required to operate as a standalone public company. These formally agreed to costs of approximately $3.5 million for the year ended December 31, 2023 are included in selling, general and administrative expenses, and are primarily associated with IT recurring services and executive leadership compensation adjustments, some of which are outlined in the section entitled “Executive and Director Compensation”.

(d)
Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates in the respective jurisdictions. The effective tax rate of Atmus could be different (either higher or lower) depending on the activities subsequent to the split-off.

Note 2: Transaction Accounting Adjustments
Adjustments included in the column under the heading “Transaction Accounting Adjustments” represent the following:
(c)
An adjustment to interest expense has been reflected within the unaudited pro forma consolidated combined statement of net income, assuming the new debt had been raised as of January 1, 2023. Interest is calculated as the Secured Overnight Financing Rate (SOFR) + a Credit Spread Adjustment plus 1.25%. A 0.125% change in SOFR would have a $0.8 million annual impact on interest expense.

(d)
Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates in the respective jurisdictions. The effective tax rate of Atmus could be different (either higher or lower) depending on activities subsequent to the split-off.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF ATMUS
The discussion and analysis presented below refers to and should be read in conjunction with (i) the historical consolidated financial statements and the accompanying notes and (ii) the unaudited pro forma consolidated financial information and the accompanying notes, each included elsewhere in this prospectus. To the extent that this discussion describes prior performance, the explanations only relate to the described periods, which may not be indicative of Atmus’ future performance. This discussion and analysis contains forward-looking statements and the matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Concerning Forward-looking Statements” for a discussion of certain of the uncertainties, risks and assumptions associated with these statements.
The following is the discussion and analysis of changes in the financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, and the year ended December 31, 2022 compared to the year ended December 31, 2021.
General Overview
Company Overview
Atmus is one of the global leaders of filtration products for on-highway commercial vehicles and off-highway agriculture, construction, mining and power generation vehicles and equipment. Atmus designs and manufactures advanced filtration products, principally under the Fleetguard brand, that provide superior asset protection and enable lower emissions. Atmus estimates that approximately 19% of its net sales in 2023 were generated through first-fit sales to OEMs, where its products are installed as components for new vehicles and equipment. Atmus estimates that approximately 81% of its net sales in 2023 were generated in the aftermarket, where its products are installed as replacement or repair parts, leading to a strong recurring revenue base. Building on its more than 65-year history, Atmus continues to grow and differentiate itself through its global footprint, comprehensive offering of premium products, technology leadership and multi-channel path to market.
Separation from Cummins
In connection with the Separation on May 29, 2023, Cummins transferred to Atmus substantially all of its filtration business in exchange for (i) 83,297,796 shares of Atmus Common Stock issued by Atmus to Cummins and (ii) $650 million, which consisted primarily of the net proceeds Atmus received from the entry by Atmus into the revolving credit facility and the term loan.
Additionally, in connection with the Separation, Cummins and Atmus entered into the separation agreement and various other agreements for the purpose of effecting the Separation. These agreements provide a framework for Atmus’ relationship with Cummins and govern the various interim and ongoing relationships between Atmus and Cummins that have followed the completion of the IPO. These agreements between Atmus and Cummins are further described in “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins.”
On May 30, 2023, the IPO was completed. The total gross proceeds of shares sold during the IPO was $275.4 million and after giving effect to the Debt Financing, Atmus and its subsidiaries held approximately $110 million in cash and cash equivalents as of the completion of the IPO. Atmus did not receive any of the net proceeds from the IPO. Immediately following the IPO, there were 83,297,796 shares of Atmus Common Stock outstanding and Cummins retained 67,054,726 shares of Atmus Common Stock, representing an 80.5% ownership interest in Atmus.
Debt Transaction
On September 30, 2022, Atmus entered into the Debt Financing. On May 26, 2023, Atmus borrowed $600 million pursuant to the term loan, and $50 million pursuant to the revolving credit facility. As of

December 31, 2023, $600 million was outstanding under the term loan and $0 remained outstanding under the revolving credit facility.
As described above, Atmus did not retain any of the net proceeds from the Debt Transaction. See “Description of Material Indebtedness of Atmus” for more information on the Debt Transaction.
Basis of Presentation
For the periods prior to the IPO, the discussion below relates to the financial position and results of operations of a combination of entities under common control that have been “carved out” of Cummins’ historical consolidated financial statements and accounting records. The historical combined financial statements reflect its historical financial position, results of operations and cash flows, in conformity with U.S. GAAP.
For the period subsequent to the IPO, as a standalone public company, Atmus presents its financial statements on a consolidated basis. The Consolidated Financial Statements have been prepared in conformity with U.S. GAAP. Refer to Note 2, Basis of Presentation, to the consolidated financial statements included elsewhere in this report for additional information.
Factors Affecting Atmus’ Performance
Atmus’ financial performance depends, in large part, on varying conditions in the markets Atmus serves. Demand in these markets tends to fluctuate in response to overall economic conditions. Atmus’ revenues may also be impacted by OEM inventory levels, production schedules, commodity prices, work stoppages and supply chain challenges. Economic downturns in markets Atmus serves generally result in reduced sales of its products and can result in price reductions in certain products and/or markets. As a worldwide business, Atmus’ operations are also affected by currency exchange rate changes, political and economic uncertainty, public health crises (epidemics or pandemics) and regulatory matters, including adoption and enforcement of environmental and emission standards in the countries Atmus serves. Some of the more important factors affecting Atmus’ performance are briefly discussed below.
Market demand
Aftermarket demand softened over the second half of 2023 while first-fit demand remained resilient. Atmus has continued to increase prices as a result of significant increases in its cost base in 2022, which has contributed to higher net sales in the year ended December 31, 2023. In 2024, Atmus expects first-fit demand to soften across many of Atmus’ key markets, whereas the aftermarket is expected to recover, particularly in the second half of 2024.
Supply chain constraints
Atmus continues to experience supply chain disruptions, incremental costs and related challenges that unfavorably affect customer demand, its ability to meet customer demand and its production. While overall supply chain conditions have substantially improved from a year ago, they continue to affect inventory and backlog levels throughout Atmus’ supply chain. Atmus’ management team continues to monitor and evaluate all of these factors and the related impacts on Atmus’ business and operations and Atmus is diligently working to minimize any supply chain impacts to its business and to its customers.
Commodity prices, labor, inflation and foreign currency exchange rates
Atmus continues to experience generally high inflation, though it moderated in the second half of 2023. Direct material cost pressures, driven largely by steel, resin and other petrochemical products, have stabilized, but Atmus continues to see impacts from labor and energy. Collectively, Atmus has realized lower material and freight costs, which driven an increase in cost of sales in 2023 and more than offset increases in other costs. To further mitigate these pressures, Atmus instituted pricing actions, which have offset these cost increases throughout 2023.
During 2023, Atmus’ selling, general and administrative expenses increased as a result of costs related to the Separation, inefficiencies due to delays in the execution of the IPO and increased variable compensation costs.

Additionally, the appreciation of the U.S. dollar against foreign currencies has had and could continue to have a negative impact on Atmus’ consolidated results of operations due to translation impacts. Although Atmus did see a slightly favorable impact on its results of operations in the second half of 2023, there can be no assurances that the overall negative impact will not continue in 2024.
Standalone costs
Atmus has incurred, and expects to continue to incur, additional costs associated with becoming a standalone public company. During the year ended December 31, 2023, Atmus incurred approximately $28.6 million of expenses, including $10.8 million within cost of sales and $17.3 million within selling, general and administrative expenses in connection with becoming a standalone public company. Atmus expects to incur additional expenses of approximately $5 million to $15 million in 2024 in connection with becoming a standalone company. In addition, Atmus expects to incur capital expenditures in connection with the Separation of approximately $10 million to $20 million in 2024. These expenses and capital expenditures primarily relate to the establishment of functions previously co-mingled with Cummins, such as information technologies, distribution centers and human resources. These expenses and capital expenditures are expected to be substantially complete by the end of 2024 but some expenses and capital expenditures may potentially be incurred in 2025. The actual amount of the expenses and capital expenditures Atmus will incur as a stand-alone public company may be higher, perhaps significantly, from its current estimates for a number of reasons, including, among others, the final terms Atmus is able to negotiate with service providers, as well as additional costs Atmus may incur that Atmus has not currently anticipated. Additionally, the actual timing of when Atmus incurs these incremental expenses may be different, perhaps significantly, from its current estimates for a number of reasons, including, among others, unforeseen events that may cause delays or interruptions in its plans or its service providers’ ability to provide their services.
Results of Operations
Operating results were as follows (in millions, except per share amounts):
	Years Ended December 31,			Favorable (Unfavorable) 2023 vs. 2022		Favorable (Unfavorable) 2022 vs. 2021
	2023	2022	2021	Amount	%	Amount	%
	(in millions)
NET SALES	$1,628.1	$1,562.1	$1,438.8	$66.0	4.2%	$123.3	8.6%
Cost of sales	1,195.4	1,202.9	1,089.5	7.5	0.6%	(113.4)	(10.4)%
GROSS MARGIN	432.7	359.2	349.3	73.5	20.5%	9.9	2.8%
OPERATING EXPENSES AND INCOME
Selling, general and administrative expenses	174.7	139.7	126.2	(35.0)	(25.1)%	(13.5)	(10.7)%
Research, development and engineering expenses	42.5	38.6	42.0	(3.9)	(10.1)%	3.4	8.1%
Equity, royalty and interest income from investees	33.6	28.0	32.4	5.6	20.0%	(4.4)	(13.6)%
Other operating expense, net	0.7	5.0	—	4.3	86.0%	(5.0)	—%
OPERATING INCOME	248.4	203.9	213.5	44.5	21.8%	(9.6)	(4.5)%
Interest expense	25.8	0.7	0.8	(25.1)	(3585.7)%	0.1	12.5%
Other income, net	3.8	8.8	3.9	(5.0)	(56.8)%	4.9	125.6%
INCOME BEFORE INCOME TAXES	226.4	212.0	216.6	14.4	6.8%	(4.6)	(2.1)%
Income tax expense	55.1	41.6	46.5	(13.5)	(32.5)%	4.9	10.5%
NET INCOME	$171.3	$170.4	$170.1	$0.9	0.5%	$0.3	0.2%
PER SHARE DATA:
Basic earnings per share	$2.06	$2.05	$2.04	$0.01	0.5%	$0.01	0.5%
Diluted earnings per share	$2.05	$2.05	$2.04	$—	—%	$0.01	0.5%

	Years Ended December 31,			Favorable (Unfavorable) 2023 vs. 2022	Favorable (Unfavorable) 2022 vs. 2021
Percent of Net sales	2023	2022	2021	Percentage Points	Percentage Points
Gross margin	26.6%	23.0%	24.3%	3.6%	(1.3)%
Selling, general and administrative expenses	10.7%	8.9%	8.8%	(1.8)%	(0.1)%
Research, development and engineering expenses	2.6%	2.5%	2.9%	(0.1)%	0.4%
2023 vs. 2022
Net Sales
Net sales were $1,628.1 million (which included related party sales of $390.8 million) for the year ended December 31, 2023, an increase of $66.0 million compared to $1,562.1 million (which included related party sales of $344.9 million) for the year ended December 31, 2022. Of the total net sales increase of $66.0 million, $20.1 million was an increase in external sales and $45.9 million was an increase in related party sales. Additionally, sales increased by approximately $102.0 million due to increased pricing, partially offset by lower volumes of $34.2 million and the negative impacts of currency of $1.8 million.
Gross Margin
Gross margin was $432.7 million for the year ended December 31, 2023, an increase of $73.5 million compared to $359.2 million for the year ended December 31, 2022. The increase in gross margin was mainly due to approximately $102.0 million of favorable pricing as described above and approximately $41.0 million of favorable freight and commodities costs, partially offset by $32.1 million of unfavorable manufacturing and other costs, $11.9 million due to lower volumes, $11.1 million of increased variable compensation costs, $9.2 million of one-time separation costs and $5.2 million of unfavorable currency impacts. Gross margin as a percentage of net sales was 26.6% for the year ended December 31, 2023, an increase of 3.6 percentage points compared to 23.0% for the year ended December 31, 2022. The increase in gross margin as a percentage of net sales was primarily due to items noted above.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $174.7 million for the year ended December 31, 2023, an increase of $35.0 million compared to $139.7 million for the year ended December 31, 2022. The increase was primarily driven by $13.5 million of increased variable compensation costs, $9.8 million of one-time separation costs, $6.3 million of higher executive and incentive based compensation and $5.4 million of higher merit and other costs. Selling, general and administrative expenses as a percentage of net sales were 10.7% for the year ended December 31, 2023, an increase of 1.8 percentage points compared to 8.9% for the year ended December 31, 2022. The increase in selling, general and administrative expenses as a percentage of net sales was primarily driven by the items noted above increasing at a higher rate in relation to the increase in net sales.
Research, Development and Engineering Expenses
Research, development and engineering expenses were $42.3 million for the year ended December 31, 2023, an increase of $3.9 million compared to $38.6 million for the year ended December 31, 2022. The increase was primarily due to increased variable compensation costs. Research, development and engineering expenses as a percentage of net sales were 2.6% for the year ended December 31, 2023, an increase of 0.1 percentage points compared to 2.5% for the year ended December 31, 2022. The increase in research, development and engineering expenses as a percentage of net sales was mainly due to the items noted above.
Equity, Royalty and Interest Income From Investees
Equity, royalty and interest income from investees were $33.6 million for the year ended December 31, 2023, an increase of $5.6 million compared to $28.0 million for the year ended December 31, 2022. The increase was primarily due to higher earnings of $4.9 million from its joint ventures in China and India.

Other Operating Expense, Net
Other operating expense, net was $0.7 million for the year ended December 31, 2023, a decrease of $4.3 million compared to $5.0 million for the year ended December 31, 2022. The decrease was primarily due to prior year asset write-offs related to a discontinued program and the establishment of reserves against accounts receivable from Russian customers in 2022 that did not recur.
Interest Expense
Interest expense was $25.8 million for the year ended December 31, 2023, an increase of $25.1 million compared to $0.7 million for the year ended December 31, 2022. The increase was primarily due to the interest on Atmus’ borrowings under the credit agreement in 2023.
Other Income, Net
Other income, net was $3.8 million for the year ended December 31, 2023, a decrease of $5.0 million compared to $8.8 million for the year ended December 31, 2022. The decrease in other income, net was primarily due to the net loss on foreign exchange rate hedging, partially offset by higher interest income as a result of cash balances held in interest-bearing accounts which Atmus did not have prior to the IPO.
Income Tax Expense
In connection with the Separation, Atmus entered into the Tax Matters Agreement with Cummins that, among other things, formalized Atmus’ agreement related to the responsibility for historical tax positions for the period prior to the IPO for jurisdictions where Atmus’ business was included in the consolidated or combined tax returns of Cummins.
Atmus’ effective tax rate for the year ended December 31, 2023 was 24.3%, an increase of 4.7 percentage points compared to 19.6% for the year ended December 31, 2022. The increase in the effective tax rate was driven by a change in the mix of earnings among tax jurisdictions and changes in discrete tax items. Atmus’ effective tax rate differs from the U.S. statutory rate primarily due to differences in rates applicable to foreign subsidiaries, withholding taxes and state income taxes.
2022 vs. 2021
Net Sales
Net sales were $1,562.1 million (which included related party sales of $344.9 million) for 2022, an increase of $123.3 million compared to $1,438.8 million (which included related party sales of $328.6 million) for 2021. Of the total net sales increase of $123.3 million, consisting of $107.0 million in increased external sales and $16.3 million in increased related party sales, approximately $115.9 million was due to increased pricing for OEM and aftermarket products across all major regions Atmus serves due to higher inflationary costs. The unfavorable impacts of foreign currency movements (approximately $37.8 million) were more than offset by increased volume.
Gross Margin
Gross margin was $359.2 million for 2022, an increase of $9.9 million compared to $349.3 million for 2021. The increase in gross margin was mainly due to favorable pricing as described above (approximately $115.9 million) and higher sales volumes, largely offset by increased material costs (approximately $71.6 million), increased supply chain and freight costs (approximately $33.4 million) and the unfavorable impact of changes in foreign exchange rates on cost of sales (approximately $15.0 million). Gross margin as a percentage of net sales was approximately 23.0% for 2022, a decrease of 1.3 percentage points compared to 24.3% for 2021. The decrease in gross margin as a percentage of net sales was primarily due to the high inflationary costs impacting material costs and increased freight costs due to supply chain constraints, which increased at a faster rate than the increase in net sales.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $139.7 million for 2022, an increase of $13.5 million compared to $126.2 million for 2021, primarily due to increased costs related to separation, partially offset by lower variable compensation. Selling, general and administrative expenses as a percentage of net sales was 8.9% for 2022, an increase of 0.1 percentage points compared to 8.8% in 2021. The increase in selling, general and administrative expenses as a percentage of net sales was primarily driven by the costs related to the Separation being higher compared to the increase in net sales.
Research, Development and Engineering Expenses
Research, development and engineering expenses were $38.6 million for 2022, a decrease of $3.4 million compared to $42.0 million in 2021, primarily due to lower corporate allocations of $7.4 million in 2022 compared to $8.9 million in 2021. Research, development and engineering expenses as a percentage of net sales was 2.5% for 2022, a decrease of 0.4 percentage points compared to 2.9% for 2021. The decrease in research, development and engineering expenses was mainly due to net sales increasing at a higher rate than the increase in research, development and engineering expenses and lower corporate allocations.
Equity, Royalty and Interest Income From Investees
Equity, royalty and interest income from investees in 2022 were $28.0 million, a decrease of $4.4 million compared to $32.4 million for 2021, primarily due to lower earnings from its joint venture in China as a result of the COVID-19 response and declining economic conditions, as well as reduced demand in China.
Other Operating (Income) Expense, Net
Other operating (income) expense, net was $5.0 million for 2022, an increase of $5.0 million compared to zero for 2021. The increase was primarily due to asset write-offs, partially offset by gains on asset sales.
Other Income, Net
Other income, net was $8.8 million for 2022, an increase of $4.9 million compared to $3.9 million for 2021. The increase in other income, net was primarily due to an increase in the non-service benefit of Atmus’ defined benefit pension plans as compared to 2021.
Income Tax Expense
Atmus’ effective tax rate for 2022 was 19.6%, a decrease of 1.9 percentage points compared to 21.5% for 2021.
The year ended December 31, 2022 contained unfavorable discrete tax items of $5.4 million, primarily due to $5.2 million of unfavorable changes in tax reserves.
The year ended December 31, 2021 contained unfavorable net discrete tax items of $2.6 million, primarily due to $3.5 million of unfavorable changes in tax reserves, partially offset by $0.9 million of favorable other discrete tax items.
Liquidity and Capital Resources
Atmus’ facilities under its credit agreement provide for $1.0 billion in total availability, which includes the $600 million term loan and the $400 million revolving credit facility. As of December 31, 2023, Atmus had borrowed $600 million on the term loan and $0 on the revolving credit facility. As a result, Atmus had borrowing capacity under its revolving credit facility of $400 million as of December 31, 2023.
Atmus believes that cash from operations and its loan facilities under the credit agreement will continue to provide sufficient liquidity for its working capital needs, planned capital expenditures and future payments of its contractual, tax and benefit plan obligations in both the short and long term. Overall, Atmus does not expect negative effects to its funding sources that would have a material effect on its liquidity. However, if a serious economic or credit market crisis ensues or other adverse developments arise, it could have a material adverse effect on Atmus’ liquidity, business, financial condition, results of operations and cash flows.
Atmus’ most significant ongoing short-term cash requirements relate primarily to funding operations (including expenditures for raw materials, labor, manufacturing and distribution, trade and promotions, advertising and marketing, tax liabilities, benefit plan obligations and lease expenses) as well as periodic expenditures for anticipated capital investments, interest payments on its long-term debt and supporting any future acquisitions, which Atmus is actively pursuing.
Long-term cash requirements primarily relate to funding long-term debt repayments and Atmus’ long-term benefit plan obligations.
Cash Flow
Atmus’ management reviews Atmus’ liquidity needs in determining any and all indebtedness options. Atmus has had the ability to access the capital markets following the IPO, and Atmus continues to generate substantial cash from operating activities and believes that its operating cash flow and other sources of liquidity will be sufficient to allow it to manage its business and give it flexibility to meet its short- and long-term financial commitments. Atmus’ cash flow activity is noted below:
	For the Years Ended December 31,
	2023	2022	2021
	(in millions)
Net cash provided by operating activities	189.0	165.7	209.9
Net cash used in investing activities	(45.8)	(37.5)	(33.4)
Net cash (used in) provided by financing activities	24.8	(128.2)	(176.5)
Operating Cash Flow
Net cash provided by operating activities was $189.0 million for the year ended December 31, 2023, an increase of $23.3 million compared to net cash provided by operating activities of $165.7 million for the year ended December 31, 2022. The increase was driven primarily by lower working capital requirements of $26.1 million and a favorable change in other liabilities of $6.0 million, partially offset by an unfavorable change in income from equity method investees of $8.2 million. During the year ended December 31, 2023, lower working capital requirements resulted in a cash inflow of $11.3 million compared to a cash outflow of $14.8 million for the year ended December 31, 2022, mainly due to higher other accrued expenses, higher trade accounts payable, lower trade and related party receivables and lower inventories, partially offset by lower related party payables.
Net cash provided by operating activities was $165.7 million in 2022, a decrease of $44.2 million compared to $209.9 million in 2021. The overall decrease was driven primarily by higher working capital requirements of $41.9 million and an increase in deferred taxes of $10.0 million, partially offset by favorable changes in other assets and pension liabilities of $9.4 million. The higher working capital requirements were driven by lower related party payables and lower other accrued expenses, partially offset by lower inventories.
Dividends received from Atmus’ unconsolidated equity investees were $19.8 million and $23.1 million for the years ended December 31, 2023 and December 31, 2022, respectively. Dividends are typically paid in the second through the fourth quarters and are included in net cash provided by operating activities.
Investing Cash Flow
Net cash used in investing activities for each year presented was primarily used for capital expenditures. Atmus’ capital expenditures were $45.8 million (of which approximately $9.2 million related to one-time separation costs), $37.5 million and $33.4 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively, corresponding to approximately 2.8%, 2.4% and 2.3% of net sales in 2023, 2022 and 2021, respectively.
Financing Cash Flow
Net cash provided by financing activities for the year ended December 31, 2023 consisted primarily of long-term debt proceeds from Atmus’ borrowings of $650 million under the credit agreement, partially offset by net transfers of $579.5 million to Cummins as part of the Separation and $50.0 million in payments made on its revolving credit facility. Net cash used in financing activities for the years ended December 31, 2022 and December 31, 2021 consisted entirely of transfers to Cummins.
Contractual Obligations
Atmus’ commitments consist of lease obligations for real estate and equipment. For more information regarding Atmus’ lease obligations, see Note 9, Leases, to the consolidated financial statements, which provides a summary of its future minimum lease payments.
Debt
Atmus’ total debt outstanding was $600 million at December 31, 2023. Atmus had no debt outstanding at either December 31, 2022 or December 31, 2021, respectively. At December 31, 2023, the weighted-average term of its outstanding long-term debt was 3.8 years. Refer to Note 12, Debt and Borrowing Arrangements, to the consolidated financial statements for more information on Atmus’ debt and debt covenants.
Non-GAAP Measures
Atmus uses non-GAAP financial information and believes it is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in its underlying operating results and provides additional insight and transparency on how Atmus evaluates its business. Atmus uses non-GAAP financial measures to budget, make operating and strategic decisions and evaluate its performance. Atmus has detailed the non-GAAP adjustments that Atmus makes in its non-GAAP definitions below. Atmus believes the non-GAAP measures should always be considered along with the related U.S. GAAP financial measures. Atmus has provided the reconciliations between the U.S. GAAP and non-GAAP financial measures below, and Atmus also discuss its underlying U.S. GAAP results throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Atmus in this registration statement.
Atmus’ primary non-GAAP financial measures are listed below and reflect how Atmus evaluates its current and prior-year operating results. As new events or circumstances arise, these definitions could change. When its definitions change, Atmus provides the updated definitions and presents the related non-GAAP historical results on a comparable basis.
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“EBITDA” is defined as earnings or losses before interest expense, income taxes, depreciation and amortization and “EBITDA margin” is defined as EBITDA as a percent of net sales. Atmus believes EBITDA and EBITDA margin are useful measures of its operating performance as they assist investors and debt holders in comparing Atmus’ performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. Additionally, Atmus believes these metrics are widely used by investors, securities analysts, ratings agencies and others in its industry in evaluating performance.

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“Adjusted EBITDA” is defined as EBITDA after adding back certain one-time expenses, reflected in cost of sales and selling, general and administrative expenses, including costs associated with becoming a standalone public company and “Adjusted EBITDA margin” is defined as Adjusted EBITDA as a percent of net sales. Atmus believes Adjusted EBITDA and Adjusted EBITDA margin are useful measures of its operating performance as they allow investors and debt holders to compare Atmus’ performance on a consistent basis without regard to one-time costs attributable to its becoming a standalone public company.

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“Adjusted earnings per share” is defined as diluted earnings per share (the most comparable U.S. GAAP financial measure) after adding back certain one-time expenses, reflected in cost of sales and selling, general and administrative expenses, including costs associated with becoming a standalone public company less the related tax impact of the same one-time expenses. Atmus believes Adjusted earnings per share provides improved comparability of underlying operating results.

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“Free cash flow” is defined as cash flows provided by (used for) operating activities less capital expenditures and “Adjusted free cash flow” is defined as Free cash flow after adding back certain one-time capital expenditures, including costs associated with becoming a standalone public company. Atmus believes Free cash flow and Adjusted free cash flow are useful metrics used by management and investors to analyze its ability to service and repay debt and return value to shareholders.

The metrics defined above are not in accordance with, or alternatives for, U.S. GAAP financial measures and may not be consistent with measures used by other companies. The metrics should be considered supplemental data; however, the amounts included in the EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted earnings per share, Free cash flow and Adjusted free cash flow calculations are derived from amounts included in the consolidated statements of net income and cash flows. Atmus does not consider its non-GAAP financial measures as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations are:
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such measures do not reflect Atmus’ cash expenditures, or future requirements for capital expenditures or contractual commitments;

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such measures do not reflect changes in, or cash requirements for, Atmus’ working capital needs;

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such measures do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on Atmus’ debt;

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although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

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other companies in Atmus’ industry may calculate such measures differently than Atmus does, limiting their usefulness as comparative measures.

To properly and prudently evaluate its business, Atmus encourages you to review the consolidated financial statements included elsewhere in this registration statement and not rely on a single financial measure to evaluate its business.
A reconciliation of Net income to EBITDA and Adjusted EBITDA is shown in the table below:
	For the Years Ended December 31,
	2023	2022	2021
	(in millions)
NET INCOME	$171.3	$170.4	$170.1
Plus:
Interest expense	25.8	0.7	0.8
Income tax expense	55.1	41.6	46.5
Depreciation and amortization	21.5	21.6	21.6
EBITDA (non-GAAP)	$273.7	$234.3	$239.0
Plus:
One-time separation costs(a)	$28.6	$9.0	$—
Adjusted EBITDA (non-GAAP)	$302.3	$243.3	$239.0
Net sales	$1,628.1	$1,562.1	$1,438.8
Net income margin	10.5%	10.9%	11.8%
EBITDA margin (non-GAAP)	16.8%	15.0%	16.6%
Adjusted EBITDA margin (non-GAAP)	18.6%	15.6%	16.6%

(a)
Primarily comprised of one-time expenses related to information technology, warehousing and human resources separation costs.

A reconciliation of Diluted earnings per share to Adjusted earnings per share is shown in the table below:
	For the Years Ended December 31,
	2023	2022	2021
	(per share)
Diluted earnings per share	$2.05	$2.05	$2.04
Plus:
One-time separation costs(a)	$0.34	$0.11	$—
Less:
Tax impact of one-time separation costs(a)	$0.08	$0.02	$—
Adjusted earnings per share (non-GAAP)	$2.31	$2.13	$2.04

(a)
Primarily comprised of one-time expenses related to information technology, warehousing and human resources separation costs and the related tax impact of those expenses. The tax impact of one-time separation costs for the years ended December 31, 2023, 2022 and 2021 were $6.9 million, $1.8 million and zero, respectively.

A reconciliation of Net cash provided by operating activities to Free cash flow and Adjusted free cash flow is shown in the table below:
	For the Years Ended December 31,
	2023	2022	2021
	(in millions)
Cash provided by operating activities	$189.0	$165.7	$209.9
Less:
Capital expenditures	$45.8	$37.5	$33.4
Free cash flow (non-GAAP)	$143.2	$128.2	$176.5
Plus:
One-time separation capital expenditures	$9.2	$0.5	$—
Adjusted free cash flow (non-GAAP)	$152.4	$128.7	$176.5
Critical Accounting Policies and Estimates
Atmus prepares its consolidated financial statements in conformity with U.S. GAAP. The preparation of Atmus’ financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates and assumptions. See Note 3, Summary of Significant Accounting Policies, in the notes accompanying Atmus’ financial statements included elsewhere herein for a summary of Atmus’ significant accounting policies, and discussion of recent accounting pronouncements. Atmus believes that the following discussion addresses its most critical accounting policies, which are those that are most important to the portrayal of Atmus’ financial condition and results of operations and require management’s most difficult, subjective and complex judgments.
Revenue Recognition
Atmus sells to customers either through long-term arrangements or standalone purchase orders. Atmus’ long-term arrangements generally do not include committed volumes until underlying purchase orders are issued. Typically, Atmus recognizes revenue on the products it sells at a point in time, in accordance with shipping terms or other contractual arrangements.

The transaction price of a contract could be reduced by variable consideration including aftermarket rebates, volume and growth rebates and sales returns. At the time of sale to a customer, Atmus records an estimate of variable consideration as a reduction from gross sales. Atmus primarily relies on historical experience and anticipated future performance to estimate the variable consideration. Revenue is recognized to the extent that it is probable that a significant reversal of revenue will not occur when the contingency is resolved.
For aftermarket rebates and volume and growth rebates, management estimates are based on the terms of the arrangements with customers, historical payment experience, volume in quantity or mix of purchases of product during a specified time period and expectations for changes in relevant trends in the future. Adjustments to rebate accruals are made as actual usage becomes known in order to properly estimate the amounts necessary to generate consumer demand based on market conditions as of the balance sheet date.
For product returns, some aftermarket customers are permitted to return small amounts of parts and filters each year. An estimate of future returns is accounted for at the time of sale as a reduction in the overall sales revenue based on historical return rates.
Accounting for Income Taxes
Atmus determines its income tax expense using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Atmus recognizes the tax impact of including certain foreign earnings in US taxable income as a period cost. Future tax benefits of net operating loss and credit carryforwards are also recognized as deferred tax assets. Atmus evaluates the recoverability of its deferred tax assets each quarter by assessing the likelihood of future profitability and available tax planning strategies that could be implemented to realize its net deferred tax assets. At December 31, 2023, Atmus recorded net deferred tax assets of $12.8 million. The assets included $5.6 million for the value of net operating loss and credit carryforwards. A valuation allowance of $3.7 million was recorded to reduce the tax assets to the net value management believed was more likely than not to be realized. In the event Atmus’ operating performance deteriorates, future assessments could conclude that a larger valuation allowance will be needed to further reduce the deferred tax assets.
In addition, Atmus operates within multiple taxing jurisdictions and is subject to tax audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. Atmus accrues for the estimated additional tax and interest that may result from tax authorities disputing uncertain tax positions. Atmus believes it made adequate provisions for income taxes for all years that are subject to audit based upon the latest information available. A more complete description of Atmus’ income taxes and the future benefits of its net operating loss and credit carryforwards is disclosed in Note 6, Income Taxes, to its Consolidated Financial Statements included herein.
Market Risk Disclosure
Foreign Currency Exchange Risk
As a result of Atmus’ international business presence, Atmus is exposed to foreign currency exchange rate risks. Atmus transacts business in foreign currencies and, as a result, Atmus’ income and financial condition are exposed to movements in foreign currency exchange rates. This risk is closely monitored and managed through the use of financial derivative instruments. Financial derivatives are used by Atmus expressly for hedging purposes and under no circumstances are they used for speculative purposes. Substantially all of Atmus’ derivative contracts are subject to master netting arrangements which provide the option to settle certain contracts on a net basis when they settle on the same day with the same currency. In addition, these arrangements provide for a net settlement of all contracts with a given counterparty in the event that the arrangement is terminated due to the occurrence of default or a termination event.
To minimize the income volatility resulting from the remeasurement of net monetary assets and liabilities denominated in a currency other than the functional currency, Atmus enters into foreign currency forward contracts, which are considered economic hedges and are not designated as hedges for accounting purposes. The objective is to offset the gain or loss from remeasurement with the gain or loss from the fair market valuation of the forward contract.
The potential gain or loss in the fair value of Atmus’ outstanding foreign currency contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would not have a material impact on the historical financial statements for the years ended December 31, 2023, 2022 and 2021. The sensitivity analysis of the effects of changes in foreign currency exchange rates assumes the notional value to remain constant for the next 12 months. The analysis ignores the impact of foreign exchange movements on Atmus’ competitive position and potential changes in sales levels. Any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items.
Interest Rate Risk
Atmus’ interest rate risk relates primarily to its $600 million term loan facility and its five-year $400 million revolving credit facility. Borrowings under these facilities bear interest at varying rates, depending on the type of loan and, in some cases, the rates of designated benchmarks and the applicable election made by Atmus. Generally, U.S. dollar-denominated loans bear interest at an adjusted term Secured Overnight Financing Rate (“SOFR”) (which includes a 0.10% credit spread adjustment to SOFR) for the applicable interest period plus a rate ranging from 1.125% to 1.75% depending on Atmus’ net leverage ratio. Based on Atmus’ outstanding borrowings at December 31, 2023, a 0.125% change in SOFR would have a $0.8 million annual impact on interest expense. Refer to Note 12, Debt and Borrowing Arrangements, to the Consolidated Financial Statements for further information.

BUSINESS OF ATMUS
Overview
Atmus is one of the global leaders of filtration products for on-highway commercial vehicles and off-highway agriculture, construction, mining and power generation vehicles and equipment. Atmus designs and manufactures advanced filtration products, principally under the Fleetguard brand, that enable lower emissions and provide superior asset protection. Atmus estimates that approximately 19% of Atmus’ net sales in 2023 were generated through first-fit sales to OEMs, where Atmus’ products are installed as components for new vehicles and equipment, and approximately 81% were generated in the aftermarket, where Atmus’ products are installed as replacement or repair parts, leading to a strong recurring revenue base. Building on Atmus’ 65-year history, Atmus continues to grow and differentiate itself through its global footprint, comprehensive offering of premium products, technology leadership and multi-channel path to market.
For the year ended December 31, 2023, Atmus generated $1,628.1 million in net sales, $171.3 million in net income and $302.3 million in adjusted EBITDA. See “Summary — Selected Historical Consolidated Financial Data for Cummins and Selected Historical Consolidated and Pro Forma Financial Data for Atmus.” for a description of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income, the most directly comparable financial measure calculated in accordance with U.S. GAAP.

1
For the year ended December 31, 2023.

Atmus’ Business Strategy
Grow share in first-fit in core markets
Atmus’ organic first-fit growth opportunities are centered on four pillars:
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Grow market share with leading OEMs:   Atmus benefits from deep relationships with leading OEMs. Atmus’ technology innovations, global footprint and preferred brand position it well to grow along with the leading OEMs. As Atmus’ OEM partners continue to grow in share and through consolidation of their respective markets, Atmus will partner with them to grow. This growth with OEMs in turn increases the installed base for its products, which drives recurring aftermarket revenue.

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Support technology transitions with leading OEMs:   Atmus plans to further build on its relationship with OEMs as they transition to alternate fuel technologies, such as hydrogen-powered internal combustion engines, battery electric vehicles and fuel cell electric vehicles. Based on currently available technology and Atmus’ assessment of products being developed, Atmus believes that, although battery-electric vehicles may have lower levels of filtration content than internal combustion engine vehicles, other technologies such as hydrogen-powered internal combustion engines or fuel cell electric vehicles may have similar levels of filtration content as internal combustion engine vehicles. Some of Atmus’ current developments in the zero emissions space include hydrogen water separators, air filtration products, coolants and deionizing water filters. Atmus currently has a number of alternative fuel development programs underway with its existing customer base in the zero emissions space. Atmus is well positioned for the broader transition of technology through its existing relationships with customers.

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Enhanced product content per vehicle:   Atmus has a focus on offering system modules and highly integrated solutions as customers and end-users seek improved filtration performance and quality, which it believes will result in increased first-fit content per vehicle. Atmus is also extending into smart filtration solutions, including embedded sensors, prediction algorithms and data analytics tools.

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Accelerate new product development:   Atmus is accelerating its new product development cycle by continued investment in advanced system level testing capabilities, leveraging in-house 3D printing capabilities, utilizing powerful simulation tools and applying machine learning tools throughout its product development cycle.

Accelerate profitable growth in the aftermarket
Atmus estimates that aftermarket net sales represented approximately 81% of its total net sales in 2023, and has significant opportunity for further growth through these strategic initiatives:
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Expand Atmus’ product portfolio:   Offering a comprehensive product portfolio provides a ‘one-stop shop’ for Atmus’ customers. Atmus offers a wide range of products to ensure product coverage and continues to release new products on a yearly basis. Atmus has launched approximately 300 new products annually, on average, over the last three years. Atmus has a team dedicated to tracking new filter releases and strategically selecting the type and quantity of products to launch each year to ensure optimal product coverage. Recent product launch focus has trended towards more targeted and focused product releases.

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Use analytics to target and capture growth opportunities:   Atmus will continue to develop and enhance analytic tools, including using machine learning and artificial intelligence, to identify cross- sell or up-sell opportunities, and new or underserved customers, and precisely estimate the opportunity for additional sales of its Fleetguard-branded products. Atmus works directly with end-users or through its channel partners to define, track and measure opportunities and conversion rates.

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Expand reach through multi-channel distribution:   It is important that Atmus can reach end-users no matter where they are, or how they choose to purchase Atmus products. Atmus continues to expand its presence with OEM dealers, independent distributors, service centers and retail outlets.

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Invest in product technology advantage to enhance value and protect revenue:   Where Atmus is the first-fit, it increases customer retention on aftermarket opportunities by using advanced technologies and proprietary product designs that drive improved performance and create preference for its products. Where Atmus is not the first-fit, it continues to develop products that meet or exceed the first-fit product, supporting its brand position as premium quality and performance, and leading to high customer loyalty.

Transform Atmus’ supply chain
Atmus is focused on transforming its supply chain to improve customer experience, which is expected to drive growth and reduce overall cost, leading to margin enhancement. Atmus’ strategic initiatives have four pillars:
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Drive services and availability:   Synchronize global planning across the network to focus on on-shelf availability.

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Optimize network:   Invest in its physical footprint to provide superior availability while minimizing material and part movement.

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Transform cost structure:   Optimize supplier management and spend and increase throughput across Atmus’ network of plants and increase automation.

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Invest in capabilities for the future:   Deploy robust processes across the organization from forecasting through customer orders to fulfillment, and invest in critical global systems infrastructure to provide best-in-class functionality.

Expand Atmus’ technology and diversify its distribution channels beyond its core markets
Atmus is focused on building sustainable growth by expanding and diversifying into the industrial filtration market, which includes machinery and equipment, oil and gas, pharmaceuticals, food and beverage and metals and mining. Atmus believes it can leverage its global footprint and existing technical capabilities, including its proprietary filtration media technology, into these markets to open new opportunities for growth. Atmus anticipates achieving this by expanding its focus to include non-engine products that it can sell to its current and new customers within its existing markets by utilizing its global footprint. Atmus is working on developing capabilities, whether organically or through acquisitions or strategic partnerships, to enter new markets with long-term growth prospects which will further diversify its revenue base. To the extent that Atmus considers acquisitions, it will apply a disciplined financial framework in assessing these opportunities.
Atmus’ Global Footprint
Atmus serves end-users globally, with approximately 49% of its net sales in 2023 from outside of the United States and Canada. Atmus believes that it, together with its joint ventures in China and India, has a leading position in its core markets, based on net sales in 2023. Atmus maintains strong global customer relationships, supported by an established salesforce with work locations in over 25 countries as of December 31, 2023. Also, as of December 31, 2023, Atmus operates through 11 distribution centers, 10 manufacturing facilities and five technical facilities plus 10 manufacturing facilities and two technical facilities operated by its joint ventures, giving Atmus presence on six continents.
Atmus’ Premium Products
Atmus offers a full spectrum of filtration solutions that enable lower emissions and provide superior asset protection. Atmus’ filtration products provide comprehensive and differentiated solutions, which allow its end-users to extend service intervals, reduce maintenance costs and increase uptime. Atmus’ products include fuel filters, lube filters, air filters, crankcase ventilation, hydraulic filters and coolants and other chemicals. Atmus’ broad range of products in each of its core markets enables one-stop shopping, which Atmus believes is a key competitive advantage.

Atmus’ Markets
Atmus believes the filtration product market is large and attractive, with estimated total product sales of approximately $80 billion in 2022, of which Atmus believes the total engine products market — consisting of its core markets and the passenger car market — was approximately $32 billion. Within the total engine products market, Atmus estimates that its core markets had a total addressable market of approximately $14 billion in 2022, having grown by approximately 4% compounded annual growth rate (“CAGR”) over the last five-year period ending in 2022. Atmus estimates that the passenger car market, which it does not currently and does not expect in the future to focus on, had a total addressable market of approximately $18 billion in 2022. The balance of the filtration product market is made up of industrial filtration markets, which Atmus estimates had a total addressable market of approximately $48 billion in 2022. Atmus’ strategy includes a focus on expanding into industrial filtration markets in the future; these markets have grown by approximately 7% CAGR over the five-year period ending 2022. Atmus believes that inflation was a significant contributor to market growth during the five-year period ending 2022. Looking ahead, excluding inflationary impact, Atmus expects the industrial filtration markets to grow by approximately 4.5% CAGR and its core markets by approximately 2% CAGR, in each case through the five-year period ending in 2027.
The engine filtration market is impacted by the following key drivers and trends:
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Growth in freight volumes (on-highway) and industrial activity (off-highway):   Atmus believes broader economic growth is a strong indicator for its business. The U.S. Bureau of Transportation Statistics’ Freight Analysis Framework forecasted (as of November 2023) that between 2023 and 2050 U.S. freight volume will increase by approximately 50%, and expected that trucks will remain the predominant freight carrier in the near future. Off-highway activity is correlated with the overall construction industry. Dodge Construction Network predicted (as of November 2023) that the overall U.S. construction industry will rise 7% in 2024 after growth slowed to just 1% in 2023. It is expected that the first half of 2024 will see slower growth compared to the second half of the year. The Construction Industry Databook expects (as of October 2023) U.S. construction output to grow at 5.3% CAGR from 2023 to 2027.

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Growth in emerging markets:   Global growth in core markets is being driven by macro-economic expansion, including the build-out of infrastructure. Asian markets, including India, are currently positioned for high growth. According to the International Monetary Fund (IMF), from 2018 to 2023, gross domestic product in India has grown at a compounded annual growth rate of 4.0%. The growth in India is primarily driven by the increasing demand for transportation as well as emission regulations. The growth in China was depressed in 2022 due to the COVID-19 response and remained constrained in 2023 due to declining economic conditions. China had experienced high growth in the prior years and Atmus expects a partial recovery over the next few years. Gross domestic product in China has grown at a compounded annual growth rate of 4.9% from 2018 to 2023 according to the International Monetary Fund (IMF).

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More stringent emissions standards:   Atmus’ core markets will need to comply with more stringent regulatory standards on emissions driving the requirement for higher quality, increased content and higher priced filtration systems.

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Technology transition:   There is broad based recognition that GHG emissions are driving climate change. Increasingly, Atmus’ customers, governments, and investors are making commitments to reduce their GHG emissions, including pledges to achieve net zero GHG emissions by 2050. While the pace of adoption will vary by region, Atmus’ core markets may be impacted by technology transitions, including transition to battery-electric vehicles, fuel cell electric vehicles and alternate power sources.

Atmus’ Competitive Strengths
Technology leadership and deep industry knowledge enable Atmus to deliver better customer solutions
Atmus combines a culture of innovation with deep-seated experience in its industry to deliver superior filtration solutions for its customers. Atmus’ technical team develops a range of filtration technologies, including filtration media, filter element formation, filtration systems integration and service-related solutions such as remote digital diagnostic and prognostic platforms and analytics. Atmus’ technical team of approximately 350 engineers, scientists and technical specialists are located in five technical centers around the world, with approximately 25% holding advanced technical degrees. Atmus’ team draws on a 65-year history focused on filtration and media technologies. Atmus has a broad IP portfolio with over 1,250 worldwide active or pending patents and patent applications and over 600 worldwide trademark registrations and applications as of December 31, 2023.
Atmus has leveraged this expertise not only to develop its cutting-edge filters, filter systems and filtration media but also to manufacture a large portion of its proprietary filtration media. This allows Atmus to move swiftly from development to application of filtration technologies that protect and enhance the operation of its customer’s equipment and machines. StrataPore, NanoNet, NanoForce, and most recently, NanoNet Plus product families have enabled engines and equipment to meet continually changing emissions and performance requirements.
Atmus’ technical team works closely with Atmus’ customers to develop and apply filtration technologies that help them improve their operations. For example, Atmus helped a key customer and partner in China to be one of the first to extend maintenance intervals on both lube and fuel filtration systems from 20,000 kilometers to 100,000 kilometers. Additionally, Atmus’ NanoNet Plus fuel filtration and fluid control systems have delivered fuel system component protection meeting stringent European and North American requirements while still providing enhanced service intervals, and Atmus’ eRCV product families continue to offer crankcase emissions performance control across European, North American, and China-based customers. Atmus’ technology allows it to deliver performance-enabling and customized filtration solutions for its end-users, which creates long-lasting partnerships with its customers.
Iconic Fleetguard brand with premium products
Atmus believes that Fleetguard is a premium, leading brand that is strongly associated with reliability and strong performance. Atmus offers a full suite of Fleetguard-branded filtration products. With its broad line of high-quality filtration products, Atmus’ Fleetguard brand provides filters for nearly all makes of vehicles and equipment in its core markets, which further enhances Atmus’ availability, visibility and brand recognition. Atmus’ Fleetguard brand is further supported by a competitive warranty that gives Atmus’ customers and end-users high confidence in the performance and durability of its products.
Partnering with leading OEMs
Atmus has a strong history as a supplier to leading OEMs, including Cummins, Daimler, Deere, Doosan, Foton, Komatsu, Paccar/DAF, the Traton Group (Navistar/Scania/MAN), Stellantis and Volvo. Atmus sells both first-fit and aftermarket products to these customers and has been selling to each of them for at least 10 years. These customers in the aggregate accounted for approximately 67% of Atmus’ net sales in 2023 and have consistently accounted for more than 67% of Atmus’ net sales in each of the last five years. Atmus has written agreements with most of its key customers that specify certain purchase parameters, but do not obligate them to specific volumes. Atmus invests in its relationships and utilizes its technical strengths to win first-fit business with these OEMs, which drives Atmus’ installed base, yielding strong recurring revenue streams in the aftermarket. The OEMs also provide Atmus with early insight into technological developments and evolving product requirements within the broader engine and industrial application industry, allowing Atmus to be well positioned as the world shifts towards more complex modular filtration systems and filtration for other power sources.
Cummins is Atmus’ largest customer and accounted for approximately 17.4% of Atmus’ net sales in 2023. This relationship is defined by the first-fit supply agreement and the aftermarket supply agreement. See “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins — First-Fit Supply Agreement” and “Agreements Between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins — Aftermarket Supply Agreement.” These supply agreements will help give Atmus visibility and stability to its future sales within the terms of the agreements. In addition, for 65 years prior to the Separation, Atmus’ sales and technical teams have been embedded with Cummins, allowing Atmus to have a deep understanding of their needs, which enables Atmus to deliver high-quality, high-performance products that deliver value to Cummins.

Atmus partners with Cummins in all regions to win end-user accounts in the aftermarket and create a preference for the Fleetguard brand.
Multi-channel path to diverse global markets
Atmus’ global presence provides a diverse and stable customer base across truck, bus, agriculture, construction, mining and power generation vehicles and equipment markets. Atmus’ current core markets are on-highway and off-highway, representing approximately 60% and 40% of Atmus’ net sales in 2023, respectively.
Atmus estimates that approximately 81% of Atmus’ net sales in 2023 were generated in the aftermarket.
To drive these net sales, Atmus has developed a multi-channel path to global markets that ensures broad product availability and provides end-users with choice and flexibility in purchasing. Atmus distributes its products through a broad range of OEM dealers, independent distributors, and retail outlets, including truck stops.
The dealers of the OEMs are typically the channel preferred by customers in many markets. Atmus’ close relationships with the OEMs and strong first-fit installed base position Atmus well with the OEM dealer network and large fleet customers. For example, the dealers of four of the largest North America on-highway OEMs carry a significant range of Atmus’ products at their dealerships.
In addition, Cummins distributors, independent distributors and retailers enable Atmus to reach a broader end-user market and create additional points of sale or service. Atmus also works directly with major customers of its channel partners (such as large fleets or mining companies), across its end markets, to create strong brand preference, which, in turn, leads to strong demand for its products and generates recurring revenue. Atmus continues to increase geographic coverage within regions to better serve its customers by investing in distribution expansion.
Atmus typically ships directly from its 11 distribution centers (as of December 31, 2023) worldwide to its channel partners, which provides direct connection and detailed understanding of Atmus’ customer and end-user base. Atmus’ comprehensive distribution and market coverage are vital to maintaining its broad reach, global presence and brand recognition.
Comprehensive aftermarket coverage and large installed base
Atmus has a large installed base driven by first-fit relationships with leading OEMs, leading to long product life cycles and a strong stable revenue base. In the last few years Atmus’ business strategy has put increased focus on releasing first-fit OEM parts, which Atmus believes will increase aftermarket retention. Atmus’ large installed base protects against cyclicality in truck sales and creates a long tail of revenue due to the long lifespans of commercial vehicles and equipment, together with the extensive aftermarket service they require throughout their useful lives. For example, the LF670 filter was first installed on trucks in the 1970s and continues to generate an aftermarket revenue stream approximately 50 years post launch. Aftermarket product sales tend to have a higher profit margin, relative to first-fit systems, driving higher operational cash flow and stability throughout the business cycle.
Atmus’ end-user relationships provide critical market intelligence that help drive up-sell and cross-sell opportunities, while providing Atmus direct visibility to market opportunities. Additionally, these end-user relationships enable Atmus to accelerate the launch of a broad range of products where it is not the first-fit.

Scalable global manufacturing operations
Atmus maintains a global manufacturing footprint with highly capable manufacturing facilities in six continents. As of December 31, 2023, Atmus had 10 manufacturing sites for Atmus, and 10 for its joint ventures, allowing it to maintain proximity with its customers and global scale. All of Atmus’ manufacturing facilities that are currently in production have obtained either ISO 9001 or ISO/TS 16949 quality management certifications. Additionally, Atmus’ global warehousing footprint enhances this proximity with 11 distribution centers (as of December 31, 2023) strategically located around the world.
Atmus’ significant volumes allow Atmus to take advantage of economies of scale. Atmus has invested strategically in automation and optimization of core filtration manufacturing processes to deliver cost efficiencies.
Attractive margins and strong operating cash flow generation
Atmus’ business benefits from attractive margins and a track record of strong cash flow generation. Atmus’ high percentage of recurring revenue, relative to other industrial businesses, helps mitigate market cyclicality and revenue volatility. Atmus realized a net income margin of 10.5% and an Adjusted EBITDA margin of 18.6% in 2023. Atmus’ business is resilient, which is evidenced by the fact that, despite the changes in economic conditions due to the COVID-19 pandemic, Atmus’ net sales rebounded with a 16.7% increase in 2021 (as compared to 2020), increased by 8.6% in 2022 (as compared to 2021) and increased by 4.2% in 2023 (as compared to 2022). Atmus generates strong cash flows from operations and has a high cash flow conversion, delivering $564.6 million from 2021 through 2023.
Experienced leadership team with a proven track record of driving growth
Atmus is led by an energized and experienced senior leadership team with extensive industry experience with Cummins and other leading industrial companies. Atmus’ strategic vision and culture are directed by its executive leadership team under the leadership of its Chief Executive Officer, Stephanie J. Disher, its Chief Financial Officer, Jack Kienzler, its Chief People Officer, Renee Swan, its Chief Legal Officer, Toni Y. Hickey and its Vice President, Engine Products, Charles Masters. Stephanie J. Disher joined Cummins in 2013 and has over 20 years of experience in leadership positions, including international assignments in Australia, Asia, and the United States. Most recently, Stephanie J. Disher served as Vice President of Cummins Filtration where she demonstrated a continued track record of strong business performance, innovation and operational excellence. Jack Kienzler joined Cummins in 2014 and has over 14 years of finance experience. He most recently served as the Executive Director of Investor Relations at Cummins, having formerly led the Corporate Development team. Renee Swan joined Atmus in August 2023 and has over 20 years of experience in human resources and talent management. Toni Y. Hickey joined Cummins in 2012 and has over 24 years of experience as an intellectual property lawyer. Charles Masters joined Cummins in 2003 and has over 20 years of experience in global sales and operational leadership roles within Cummins. Atmus’ leadership team has the ability to develop and execute its strategic vision and aims to create long-term shareholder value. Atmus benefits from its team’s industry knowledge and track record of successful product innovation and financial performance. Additionally, members of Atmus’ senior leadership team have strong experience executing and integrating acquisitions and strategic partnerships to drive accelerated growth and improved profitability.
History
Atmus’ business was founded in 1958, beginning with a single filter production line developed by Cummins Engine Company in Seymour, Indiana to meet the high performance requirements of Cummins diesel engines. As early as 1963, Cummins initiated the Fleetguard brand, which is a well-recognized brand in Atmus’ core markets. In 1987, the India Fleetguard joint venture was established and in 1994 a joint venture in China was formed as Cummins continued to enter emerging markets. In 2006, Atmus’ wholly owned subsidiary China Filtration was established, and in 2010, the Korea media facility was opened. In 2016, an India technology facility was opened and Atmus moved to a new corporate headquarters in Nashville.

Supply
The performance of the end-to-end supply chain, extending through to Atmus’ suppliers, is foundational to its ability to meet customers’ expectations and support long-term growth. Atmus is committed to having a robust strategy for how it selects and manages its suppliers to enable a market focused supply chain. This requires Atmus to continuously evaluate and upgrade its supply base, as necessary, as Atmus strives to ensure it is meeting the needs of its customers.
Atmus uses a combination of proactive and reactive methodologies to enhance its understanding of supply base risks, which guide its development of risk monitoring and sourcing strategies. Atmus’ category sourcing strategy process (a process designed to create the most value for the company) supports the review of its long-term needs and guides decisions on what it makes internally and what it purchases externally. For the items Atmus decides to purchase externally, the strategies also identify the suppliers it should partner with long-term to provide the best technology, the lowest total cost and highest supply chain performance. Key suppliers are managed through long-term supply agreements that secure capacity, delivery, quality and ensure cost requirements are met over an extended period.
Other important elements of Atmus’ sourcing strategy include:
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selecting and managing suppliers to comply with its Supplier Code of Conduct; and

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assuring its suppliers comply with its prohibited and restricted materials policy.

Atmus monitors supply chain disruptions and conducts structured supplier risk and resiliency assessments. Atmus increased the frequency of its formal and informal supplier engagement to address potentially impactful supply base constraints and enhanced collaboration to develop specific countermeasures to mitigate risks. Atmus’ global team, located in different regions of the world, uses various approaches to identify and resolve threats to supply continuity.
Supply chain disruptions can impact Atmus’ business as well as its suppliers and customers, resulting in longer lead times in some areas of its business. Orders are typically issued as rolling releases with a specific lead time. When these orders are on backlog, they are often subject to cancellation on reasonable notice without cancellation charges, and therefore are not considered firm. Atmus is working closely with its customers to meet demand and work through backlogs as efficiently as possible.
Materials
The principal materials that Atmus uses directly in manufacturing its products are steel, filter media and petrochemical-based products, including plastic, rubber and adhesives products. In 2023, material costs represented approximately 57% of Atmus’ cost of sales, compared to 61% of Atmus’ cost of sales in 2022.
Customer Concentration
Atmus has thousands of customers around the world and has developed long-standing business relationships with many of them. Cummins is Atmus’ largest customer, accounting for approximately 17% of Atmus’ net sales in 2023 and 19% in 2022 and 2021, respectively. In connection with the Separation, Atmus entered into a first-fit supply agreement and an aftermarket supply agreement with Cummins for Atmus’ first-fit and aftermarket products. These agreements provides for continuation of Atmus’ supply to Cummins for all of its first-fit applications that Atmus currently supports, commitment to first-fit supply for certain upcoming product launches, and continued supply to Cummins of its full line of aftermarket filtration needs. It does not commit a specific volume of filters or related products. The loss of this customer or a significant decline in the production level of Cummins engines that use Atmus’ filters would have an adverse effect on Atmus’ business, financial condition, results of operations or cash flows.
In addition to the agreement Atmus entered into with Cummins, Atmus has long-term agreements with many of its largest customers. Collectively, Atmus’ net sales from its next four top customers, other than Cummins, was approximately 39% of Atmus’ net sales in 2023, 39% in 2022 and 37% in 2021. Excluding Cummins, two other customers, PACCAR and the Traton Group, accounted for more than 10% of Atmus’ net sales in 2023. Atmus’ customer agreements typically contain standard purchase and sale agreement terms covering filter pricing, quality and delivery commitments, as well as engineering product support obligations. The basic nature of Atmus’ agreements with OEM customers is that they are long-term price and operations agreements that provide for the availability of Atmus’ products to each customer through the duration of the respective agreements. Where Atmus has such agreements in place, its customers typically place purchase orders with it pursuant to these agreements. Agreements with most OEMs contain bilateral termination provisions giving either party the right to terminate in the event of a material breach, change of control or insolvency or bankruptcy of the other party.
Intellectual Property
Atmus owns or controls a broad range of intellectual property rights, including a significant number of patents, trademarks, copyrights, trade secrets and other forms of intellectual property rights in the United States and foreign countries. Atmus has a broad IP portfolio with over 1,250 worldwide active or pending patents and patent applications and over 600 worldwide trademark registrations and applications as of December 31, 2023, which were granted and registered over a period of years. Atmus’ leading brand house trademark is Fleetguard. Atmus protects its innovations that arise from research and development through patent filings, as well as through trade secrets. Although these patents, trademarks and trade secrets are generally considered beneficial to Atmus’ operations, Atmus does not believe any patent, group of patents, trademark or trade secret is solely responsible for protecting its products.
Research and Development
In 2023, Atmus continued to invest in future critical technologies and products. Atmus will continue to make investments to develop new technologies and improve its current products to meet increasing and changing emissions and engine performance requirements globally for diesel and hydrocarbon-powered equipment. In addition to building on its core technologies, Atmus is making investments in filtration and separation technologies required and used by electric powered vehicles, hydrogen production and other industrial systems.
Atmus’ research and development programs are focused on product improvements, product extensions, innovations and cost reductions for its customers. Research and development expenditures include salaries, contractor fees, building costs, utilities, testing, technical IT, administrative expenses and allocation of corporate costs and are expensed when incurred. Research and development expenses were $42.3 million, $38.5 million, and $41.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Seasonality
While individual product lines may experience modest seasonal variation in production, there is no material effect on the demand for the majority of Atmus’ products on a quarterly basis.
Competition
Atmus is a leading global participant in the filtration engine products markets. Atmus’ products include fuel filters, lube filters, air filters, crankcase ventilation, hydraulic filters and coolants and other chemicals. Key global participants in this market include MANN+HUMMEL, Donaldson, Parker and MAHLE. The rest of the market is highly fragmented and occupied by various specialized and regional players. Most of the large global players serve both first-fit and aftermarket channels, while smaller, regional players tend to focus on the aftermarket. The filtration market offers a unique multi-channel path to market, and diversification across first-fit, OEM service and aftermarket. The recurring revenue model and mission-critical role of filters drive consistent demand across regions and end markets.
Principal methods of competition in the filtration markets are product quality and performance, price, geographic and application coverage, availability, customer service, ease of doing business and brand reputation. Atmus believes it is a market leader within many of its product lines, including filters in Atmus’ on-highway and off-highway markets, and that its success in the market is due to its technology, its iconic Fleetguard brand, its global footprint, strong customer relationships and the talent within its organization.
Human Capital Resources
As of December 31, 2023, Atmus employed approximately 4,500 persons worldwide. As of December 31, 2023, approximately 53% of Atmus’ employees worldwide were represented by various unions under collective bargaining agreements. Among these collective bargaining agreements, those for the employees in Mexico, Brazil and France are renewed annually after compensation negotiations, while the collective bargaining agreement for the Cookeville, Tennessee plant typically has a four- to five-year term. The collective bargaining agreement for Brazil is in place and active and the compensation negotiations for a new annual term on the collective bargaining agreements for Mexico and France were recently concluded. These collective bargaining agreements have terms that will expire between December 2024 and February 2025. The collective bargaining agreement for the Cookeville, Tennessee plant is expiring at the end of its four year term on February 29, 2024 and negotiations for its renewal started in January 2024.
Throughout Atmus’ 65-year history, Atmus has always recognized that people are the strength of its business and drive its ability to effectively serve its customers and sustain its competitive position. Atmus believes that the composition of its workforce gives it advantages relating to cost and capability when compared to its peers. The global COVID-19 pandemic redefined the way Atmus has traditionally worked and created both new expectations by employees, as well as new ways to work flexibly and seamlessly on a global basis. Atmus is embracing these opportunities as Atmus simplifies its organizational structures and processes, further empowers managers and employees to make decisions and generate positive results, increases employee communication and interaction with senior leadership and enhances a work environment that is inclusive, transparent, agile and team-oriented.
Purpose and Core Values
Atmus is a purpose-driven company. Atmus’ purpose is ‘Creating a better future by protecting what is important.’ Atmus creates and innovates every day. With a forward focus, Atmus never sits still. Atmus realizes the world is bigger than it, and it aspires for a better future for shared humanity. Atmus’ products protect its customers, their equipment and their livelihoods. Atmus protects what’s important to its people, the planet, and its customers.
Atmus’ culture is shaped by its core values:
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Build Trust in every relationship every day.

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Have Courage to speak up, take action and shape the future.

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Be Inclusive by embracing differences and building a community where everyone feels valued.

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Show Caring by engaging with kindness and consideration for the wellbeing of others.

Leadership and Talent Management
The capability of Atmus’ people and their ability to work effectively in agile teams is a primary enabler of Atmus’ success. Atmus strives to create a leadership culture that is authentic, transparent and approachable. By minimizing organizational layers, simplifying its organizational structure and process, Atmus empowers its employees to have an increased impact on its results. Atmus’ leaders are tasked with providing their employees with the support, development and encouragement needed to be successful. Further, Atmus’ leaders connect Atmus’ people and their work to Atmus’ purpose, values, brand promise and strategies. Atmus will continue to invest in leadership development. Atmus will maintain the emphasis that the primary role of leaders at all levels is to focus on people development, supporting the unique needs of each employee in reaching their greatest positive impact at work, in the community and at home.
Atmus’ talent management approach seeks to develop the skills and capabilities of a diverse, global workforce and utilize Atmus’ talent to deliver excellent results. Atmus advances and invests in its people based on strong performance, demonstration of core values in how work is accomplished and the individual motivation to have a larger impact on organization results.
Competitive Pay and Benefits
To attract and retain the best employees, Atmus maintains a positive work environment that is grounded in its core values, a leadership culture that supports the development of its people and competitive pay and benefits.

When designing its base pay compensation ranges, Atmus completes market analyses to maintain pay ranges that are current and related to the work it performs. Atmus also completes annual compensation studies to assess market movement for key skills as well as internal pay equity. Atmus incorporates living wage assessment into its annual compensation reviews to ensure that current and new hires are not below this threshold. Collectively, Atmus’ global wage assessments seek to ensure Atmus is fair, equitable and competitive in its ability to attract and retain the best talent. Everywhere possible, individual performance is the primary path for Atmus’ employees to advance their earning potential. In addition, all employees also participate in annual variable compensation plans that encourage collaboration in the achievement of overall business results.
Atmus’ benefit programs are aligned with Atmus’ values, target market competitiveness and offer flexibility to meet individual needs. Medical benefits include tiered health care costs that are more affordable to junior employees. Also included in Atmus’ offerings are employee assistance programs, vacation time, retirement and savings plans and a variety of paid and unpaid time-off options that seek to address personal needs and important life-events.
Employee Safety and Wellness
Atmus has a health, safety and environment commitment to protect what is important — its people, the planet and its customers. Every day, Atmus is committed to continually improve the health and safety of its work environment, taking action to achieve its goal that nobody gets hurt.
In pursuit of this goal, Atmus embraces a positive safety culture that encourages its employees to recognize potentially unsafe situations, report concerns and work together to remove potential hazards from the work environment before incidents occur. Additionally, Atmus’ Global Health and Safety Policy sets the standard for Atmus’ facilities based on best practices that often exceed regulatory requirements. Atmus manages its sites using the International Standards for Health, Safety and Environment to create a strong framework for risk reduction and continual improvement, with certification to ISO45001 and ISO14001.
Atmus encourages its leaders to promote safety through strategic planning, enforcement and accountability, fostering the right environment, and influencing employees and other stakeholders. Atmus encourages its employees to promote safety through personal accountability, managing risk, and adopting positive behaviors. By employing these safety guidelines, Atmus seeks to achieve its goal of zero serious injury fatalities caused by machinery safety hazards due to the lack of or failure of safety control measures.
Where Atmus identifies a risk, it ensures that improvement actions are shared across the organization to promote a learning-oriented culture where Atmus’ employees are empowered to make their work environment safer and better. Using leading indicators of performance, Atmus recognizes the contribution of individuals and teams to reinforce safe work behaviors in the workplace, homes and communities.
Diversity and Inclusion
Diversity and inclusion at all levels of Atmus are critical to its ability to innovate, win in the marketplace and create sustainable success. Having diverse and inclusive workplaces allows Atmus to attract and retain the best employees to deliver results for its shareholders. Building on a long history that has emphasized diversity and inclusion, Atmus will continue to seek opportunities and invest in processes that attract, develop and retain diverse talent, globally. Atmus will measure outcomes and ensure that all employees can benefit from being a part of Atmus. This starts by assuring that the leadership of Atmus is diverse. At this time, five out of Atmus’ 11 directors are female and four out of its 11 directors are ethnically diverse. Immediately following the successful completion of the Exchange Offer (assuming no Cummins executive will continue on the board of directors), three out of Atmus’ seven directors will be female and two out of its seven directors will be ethnically diverse. In addition, 44% of Atmus’ executive team is female, including its Chief Executive Officer, and 22% is ethnically diverse.
Environmental Sustainability
Atmus is committed to ‘Creating a better future by protecting what is important.’ Atmus believes environmental sustainability is central to what it does and it is dedicated to serving as an environmental steward to proactively enable a cleaner and more sustainable world for its employees, its customers and its communities.

Sustainability is a continuous journey. As part of its journey, Atmus has embedded environmental initiatives across Atmus through its policies and procedures. Atmus establishes annual goals that focus on protecting employees while continuously reducing environmental impacts through pollution prevention, energy efficiency improvements and conservation, and water minimization.
From Atmus’ product portfolio choices to its production development processes, Atmus’ focus is on enabling a cleaner and more sustainable world. For Atmus’ customers and end-users, Atmus continues to deliver technology solutions that enable the adoption of cleaner and more efficient energy sources in their operations. Further, Atmus’ approach to product design enables customers and end-users to extend service intervals thereby reducing resource consumption and GHG emissions. In Atmus’ product development processes, Atmus’ intent is to select design and production strategies that enable energy conservation. This includes initiatives to reduce raw material and energy consumption, such as the selection of recycled materials in Atmus’ media and the use of specialized media in some of Atmus’ products to eliminate the need for curing ovens.
Atmus’ operations and facility management programs consistently look for opportunities to reduce Atmus’ impact. Atmus also voluntarily executes global environmental sustainability initiatives, including:
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Implementing green energy alternatives, including installing solar panels at its San Luis Potosi, Mexico plant and other manufacturing sites.

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Monitoring water consumption at its sites, setting reduction goals, and implementing water sustainability alternatives, including a rainwater harvest program for its desert garden at its San Luis Potosi plant to reduce water use.

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Implementing energy efficiency improvements at its facilities, including boilers in its Cookeville, TN plant, energy efficient air handling upgrades to its plant in Neillsville, WI and the installation of high efficiency LED lighting throughout Atmus’ site in Kilsyth, Australia.

During 2023, Atmus formally engaged its stakeholders, with the assistance of a third-party sustainability consultant, and completed a double materiality assessment. This assessment is a rigorous, industry-aligned process designed to evaluate and prioritize Environmental, Social and Governance topics based on stakeholders’ own goals and objectives both in terms of its implications for the company’s financial value, as well as the company’s impact on the world at large. Atmus is reviewing and considering these results as Atmus further refines its sustainability goals and targets.
Properties
Atmus’ corporate headquarters are located in Nashville, Tennessee. Atmus also has 11 distribution centers (as of December 31, 2023), four of which are currently shared with Cummins while Atmus transitions to standalone sites. Atmus also has global administrative, engineering and research facilities around the world, including in the United States, China and India. Atmus’ manufacturing and distribution activities are located throughout the world and Atmus considers its properties to be suitable for their present purposes, well-maintained and in good operating condition. In 2023, Atmus moved each of its technical facilities in Wuhan, China and Pune, India to new locations with expanded square footage and opened a new manufacturing facility in Mado, South Korea.

Atmus’ headquarters and principal facilities are as follows:
Facility Type	U.S. Facilities	Facilities Outside the U.S.
Headquarters	Tennessee: Nashville (30,500 square feet), leased.
Manufacturing	Wisconsin: Neillsville (166,000 square feet), owned.	Australia: Kilsyth (129,000 square feet), leased.
Brazil: São Paulo (76,000 square feet), leased.
China: Shanghai (109,000 square feet), leased.
Mexico: San Luis Potosi (472,000 square feet), leased.
South Africa: Johannesburg (30,200 square feet), leased.
South Korea: Mado (95,000 square feet), leased (under development); Suwon (64,000 square feet), owned.
Facility Type	U.S. Facilities	Facilities Outside the U.S.
Technology	Wisconsin: Stoughton (59,000 square feet), leased.	China: Wuhan (23,000 square feet), leased.
India: Pune (20,500 square feet), leased.
Manufacturing and technology	Tennessee: Cookeville (385,000 square feet), leased.	France: Quimper (98,000 square feet), owned.
Joint Ventures
Atmus has entered into three joint ventures with business partners, two in India, and one in China. Atmus’ joint ventures operate either manufacturing facilities or manufacturing and technology centers.
Atmus’ manufacturing joint ventures are primarily intended to allow Atmus to increase its market penetration in geographic regions, reduce capital spending, streamline its supply chain management and develop technologies. Atmus’ largest manufacturing joint ventures are based in China and India, and are included in the list below. The results and investments in Atmus’ joint ventures in which Atmus has 50% or less ownership interest that are discussed below are not consolidated in its financial results and are instead included in “Equity, royalty and interest income from investees” and “Investments and advances related to equity method investees” in its consolidated statements of net income and consolidated balance sheets, respectively.
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Fleetguard Filters Private Ltd. (FFPL) is a joint venture with Atmus’ partner, Perfect Sealing Systems Private Ltd., that manufactures and sells industrial filters and coolant for commercial vehicles and generators and operates seven manufacturing facilities throughout India. Atmus directly held 49.491% of the economic interest and 50% of the voting interest during the three-year period ended December 31, 2023.

Atmus previously disclosed that the transactions to implement its IPO, the separation and the split-off would constitute a change in control under the governing documents of FFPL, resulting in the loss of rights to board representation which would effectively result in the loss of the ability to prevent certain significant actions and could result in a reduction or elimination of dividends. Subsequent to the IPO, based on mutual commercial agreement between the parties, FFPL and the joint venture partners have amended the FPPL Articles of Association to, among other matters, eliminate the change in control provision and revise certain economic provisions. Accordingly, Atmus’ representation on the FFPL board of directors will not be effected by the Exchange Offer.

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Filtrum Fibretechnologies Pvt. Ltd. (Filtrum) is a joint venture with Atmus’ joint venture partner, FFPL, and four other individuals (who collectively hold an approximate 25% interest), that manufactures filter media for automotive and industrial applications, and is located in Pune, India. Atmus held a 49.75% economic interest (25% directly and 24.75% indirectly through its proportionate ownership of FFPL’s 50% ownership interest) during the three-year period ended December 31, 2023.

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Shanghai Fleetguard Filter Co, Ltd. (SFG) is a joint venture with Atmus’ partner, Dongfeng Electronic Technology Co. Ltd., that manufactures and distributes various filter and filter spare parts and operates three manufacturing facilities throughout China. Atmus held a 50% indirect ownership share during the three-year period ended December 31, 2023.

Atmus’ joint venture facilities are as follows:
Manufacturing
China:   Wuhan (206,000 square feet), owned
China:   Shiyan (47,000 square feet), owned
India:   Dharwad (157,000 square feet), owned
India:   Hosur (90,000 square feet), owned
India:   Jamshedpur (26,500 square feet), owned, (21,000 square feet), leased
India:   Sitarganj (87,500 square feet), owned
India:   Loni (173,000 square feet), leased
India:   Wadki (63,000 square feet), leased
Manufacturing and technology
China:   Shanghai (148,000 square feet), leased
India:   Nandur (97,000 square feet), owned, (33,000 square feet), leased
Financial information about Atmus’ investments in joint ventures and alliances is incorporated by reference from Note 5, Investments in Equity Investees, to Atmus’ historical consolidated financial statements.
Atmus will continue to evaluate joint venture and partnership opportunities in order to penetrate new markets, develop new products and generate manufacturing and operational efficiencies.
Regulatory Matters
Atmus faces extensive government regulation both within and outside the United States relating to the development, manufacture, marketing, sale and distribution of its products, including regulations relating to data privacy, trade compliance, anti-corruption and anti-bribery. These are not the only regulations with which Atmus must comply. For a description of risks related to the regulations that Atmus is subject to, please refer to the section entitled “Risks Related to Government Regulation.”
Legal Proceedings
Atmus is, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to Atmus. Please refer to Note 14, Commitments and Contingencies, to the consolidated financial statements appearing elsewhere in this prospectus for more information.

MANAGEMENT OF ATMUS
Executive Officers
The following table sets forth information, as of January 31, 2024, regarding the individuals who serve as Atmus’ executive officers, followed by a biography of each executive officer.
Name	Age	Position
Stephanie J. Disher	48	Chief Executive Officer
Jack Kienzler	38	Chief Financial Officer
Renee Swan	43	Chief People Officer
Charles Masters	51	Vice President, Engine Products
Toni Y. Hickey	50	Chief Legal Officer and Corporate Secretary
Stephanie J. Disher currently serves as Atmus’ Chief Executive Officer. Ms. Disher previously served as Vice President of Cummins Filtration Inc. Prior to that role, Ms. Disher served in various leadership roles since joining Cummins in 2013, including as Operations Director and Managing Director for Cummins in the South Pacific region. Ms. Disher holds a bachelor’s degree in Commerce from the University of Western Sydney and a Master of Business Administration from the University of Melbourne.
Jack Kienzler currently serves as Atmus’ Chief Financial Officer. Mr. Kienzler previously oversaw the financial activities of Cummins Filtration Inc. as its Chief Financial Officer. Mr. Kienzler served in various leadership roles since joining Cummins in 2014. Mr. Kienzler holds a Bachelor of Science in Finance and Accounting from Indiana University and a Master of Business Administration from the Indiana University Kelley School of Business.
Renee Swan currently serves as Atmus’ Chief People Officer. Ms. Swan previously served as Vice President of Human Resources for the communication systems segment of L3Harris Technologies, Inc. Ms. Swan has over two decades of experience in human resources disciplines, having spent time with Kennametal, Honeywell International, and Eaton Corporation in progressive human resources responsibilities. Ms. Swan has a Master of Professional Studies in Human Resource Management from Cornell University, a Master of Business Administration degree from Point Park University and a bachelor’s degree in Communications from the University of Pittsburgh.
Charles Masters currently serves as Atmus’ Vice President, Engine Products and previously served as Executive Director of Global Sales and Marketing of Cummins Filtration Inc. Prior to that role, Mr. Masters served in various leadership roles since joining Cummins in 2003, including as General Manager of Eaton Cummins Automated Transmission Technologies from 2018 to 2021 and as President of Cummins Western Canada from 2016 to 2018. Mr. Masters holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from Harvard Business School.
Toni Y. Hickey currently serves as Atmus’ Chief Legal Officer and Corporate Secretary. Ms. Hickey previously served as General Counsel of Cummins Filtration Inc., after serving as Deputy General Counsel and Chief Intellectual Property Counsel for Cummins from May 2015 to August 2021. Ms. Hickey has a Bachelor of Science in Finance and Accounting from the University of Colorado — Boulder, and a Juris Doctorate from Southern Methodist University School of Law.

Directors Prior to the Closing of the Exchange Offer
The following table sets forth information, as of January 31, 2024, regarding the individuals who serve as directors, followed by a biography of each such individual.
Name	Age	Term Expires	Position	Cummins Designee
Stephen Macadam	63	2025	Director and Non-Executive Chairman	No
Sharon Barner	66	2024	Director	Yes
R. Edwin Bennett	62	2025	Director	No
Cristina Burrola	51	2025	Director	Yes
Stephanie J. Disher	48	2026	Director	No
Gretchen Haggerty	68	2024	Director	No
Jane Leipold	63	2024	Director	No
Earl Newsome	61	2026	Director	Yes
Tony Satterthwaite	63	2026	Director	Yes
Mark Smith	56	2024	Director	Yes
Nathan Stoner	47	2026	Director	Yes
Stephen Macadam has served as Atmus’ director since 2022 and became Non-Executive Chairman on July 15, 2022. Mr. Macadam served as Vice Chairman of EnPro Industries, Inc., a diversified manufacturer of industrial products, from August 2019 to February 2020. From April 2008 until his retirement in July 2019, he served as Chief Executive Officer and President of EnPro. From October 2005 to March 2008, he was Chief Executive Officer of BlueLinx Inc., the largest building products distribution company in North America at that time. From August 2001 to September 2005, he served as President and CEO of Consolidated Container Company, LLC. Prior to that position, Mr. Macadam held senior leadership positions at Georgia-Pacific Corporation and was a partner at McKinsey & Company. Mr. Macadam has served as a director of Louisiana-Pacific Corp. (NYSE: LPX) since February 2019, where he is the chair of the compensation committee and a member of the governance and corporate responsibility committee, and he has served as a director of Sleep Number Corporation (NASDAQ: SNBR) since November 2023, where he is the co-chair of the capital allocation committee and a member of the corporate governance committee. From February 2020 until November 2023, Mr. Macadam served as a director of Veritiv Corporation (NYSE: VRTV), where he served as chairman of the board of directors from September 2020 to November 2023. From 2016 until January 2023, Mr. Macadam served as a director of Valvoline Inc. (NYSE: VVV), where he was a member of the compensation committee and the governance and nominating committee. Previously, Mr. Macadam also served as a director of EnPro Industries (NYSE: NPO) from 2008 to February 2020. Mr. Macadam holds a Bachelor of Science in mechanical engineering from the University of Kentucky, a Master of Science in finance from Boston College and a Master of Business Administration from Harvard Business School, where he was a Baker Scholar.
Atmus believes that Mr. Macadam’s significant experience and knowledge in the areas of executive leadership, international operations, mergers and acquisitions, business re-orientation, industrial products manufacturing, product distribution and procurement, and finance and accounting provide him with the qualifications and skills to serve as a member of Atmus’ board of directors. He also brings significant experience gained from service on the board of directors of other publicly-traded companies.
Sharon Barner has served as Atmus’ director since 2022. Ms. Barner is currently Vice President and Chief Administrative Officer of Cummins. She previously served as Vice President, General Counsel and Corporate Secretary of Cummins from 2012 to March 2021. Prior to joining Cummins, from 2009 to 2011, Ms. Barner served as Deputy Under Secretary of Commerce for Intellectual Property and Deputy Director of the United States Patent and Trademark Office, where she was responsible for patent and trademark operations. Ms. Barner spent the majority of her career in private practice, having led the global intellectual property division of a global law firm. Since 2021, Ms. Barner has served as a director of Howmet Aerospace Inc. (NYSE: HWM), where she is a member of the governance and nominating committee. Ms. Barner holds a Bachelor of Science in Psychology from Syracuse University and a Juris Doctorate from the University of Michigan School of Law.
Atmus believes that Ms. Barner’s extensive knowledge of its industry and business, as well as her experience in the legal industry, and experience serving on another publicly listed company board of directors, provide her with the qualifications and skills to serve as a member of Atmus’ Board.
R. Edwin Bennett has served as Atmus’ director since 2022. Mr. Bennett retired from Ernst & Young (“EY”) in September 2021 after a 38-year career as a professional services partner and senior business leader. Mr. Bennett served in many senior leadership roles at EY, most recently as the Vice Chair — Operations and Chief Operating Officer from 2015 through 2021. Prior to that role, Mr. Bennett served as EY’s Deputy Vice Chair and Chief Operating Officer — Consulting Services. Mr. Bennett serves as a strategic advisor to ServiceNow and is a member of its Americas Advisory Council, which is focused on enhancing customer experiences, driving business value and accelerating transformation. Mr. Bennett earned his Bachelor of Science in accounting from the University of Georgia and is a Certified Public Accountant. Mr. Bennett also completed the Executive Leadership Program at the Kellogg School of Management and the Global Executive Leadership Program at Harvard Business School.
Atmus believes that Mr. Bennett’s track record of successfully leading global operations of one of the world’s largest consulting organizations, his deep accounting and cyber acumen and experience advising other public companies qualify him to serve as a member of Atmus’ board of directors.
Cristina Burrola has served as Atmus’ director since 2022. Ms. Burrola is currently Vice President — Latin America Area Business Office (ABO) of Cummins. She previously served as Supply Chain Executive Director for the Latin America ABO, where she managed a regional organization of more than 6,000 employees across 16 countries. Prior to this role, Ms. Burrola served as Corporate Strategy Director for Cummins’ mergers and acquisitions group, where she led the full integration of Cummins in four acquisitions worth $1.2 billion of sales in its Distribution Business. In addition, Ms. Burrola served as Global Engineering Services Director and Global Cost Reduction Director for the Atmus business. Ms. Burrola earned her Master of Business Administration from the Kellogg School of Management at Northwestern University and holds a Master of Science in Engineering from Tecnologico de Monterrey and a Bachelor of Science in Electronics and Industrial Engineering from Tecnologico de Chihuahua in Mexico.
Atmus believes that Ms. Burrola’s extensive global business experience and knowledge of Atmus’ industry provide her with the qualifications and skills to serve as a member of Atmus’ board of directors.
Stephanie J. Disher has served as Atmus’ director since 2022. Ms. Disher’s biography is set forth under the section entitled “Executive Officers.”
Atmus believes that Ms. Disher’s extensive knowledge of its industry and business as well as her leadership experience provide her with the qualifications and skills to serve as a member of Atmus’ board of directors.
Gretchen Haggerty has served as Atmus’ director since 2022. Ms. Haggerty had a 37-year career with United States Steel Corporation (NYSE: X), and its predecessor, USX Corporation, which, in addition to steel production, also managed and supervised energy operations, principally through Marathon Oil Corporation. From March 2003 until her retirement in 2013, she served as Executive Vice President & Chief Financial Officer and also served as Chairman of the U.S. Steel & Carnegie Pension Fund and its Investment Committee. Earlier, she served in various financial executive positions at U.S. Steel Corporation and USX Corporation, beginning in November 1991 when she became Vice President and Treasurer. Ms. Haggerty has served as a director of Teleflex Incorporated (NYSE: TFX), a global provider of medical technology products, since 2016 and currently serves as a member of the audit committee. Ms. Haggerty has also served as a director of Johnson Controls International plc (NYSE: JCI), since March 2018, where she serves as chair of the audit committee. She is a former director of USG Corporation, a leading manufacturer of building materials. Ms. Haggerty earned her Bachelor of Science in Accounting from Case Western Reserve University and her Juris Doctorate from Duquesne University School of Law.
Atmus believes that Ms. Haggerty’s extensive senior leadership experience, deep financial acumen as a chief financial officer, experience serving on the board of directors of multiple international companies, significant knowledge of the global marketplace gained from her business experience and background and experience leading global teams qualify her to serve as a member of Atmus’ board of directors.
Jane Leipold has served as Atmus’ director since 2022. Ms. Leipold is an accomplished global business executive and consultant, with a variety of experiences in engineering, operations and human resources. With over 20 years of human resources leadership experience, Ms. Leipold started a consulting business, JAL Executive HR Consulting, LLC, in 2017, where she provides a wide breadth of executive HR consulting services on an interim or project basis. From 2006 through 2016, Ms. Leipold served as Senior Vice President & Chief Human Resources Officer for TE Connectivity (NYSE: TEL), a publicly traded manufacturer of connectors and sensors. From 2001 through 2006, Ms. Leipold was Vice President of HR at Tyco Electronics, in addition to other roles in the human resources department. Ms. Leipold holds a Bachelor of Science in Quantitative Business Analysis and a Master of Business Administration from Pennsylvania State University.
Atmus believes that Ms. Leipold’s extensive global human resources experience and knowledge of Atmus’ industry provide her with the qualifications and skills to serve as a member of Atmus’ board of directors.
Earl Newsome has served as Atmus’ director since 2022. Mr. Newsome is Vice President and Chief Information Officer of Cummins. Mr. Newsome joined Cummins after five years at Linde, leading the organization as the Americas IT CIO. Mr. Newsome is a skilled strategic leader with over 30 years of global IT leadership experience and a strong vision for leading IT and digital transformations for global companies. Mr. Newsome began his career serving in the U.S. Army after graduating from the United States Military Academy in West Point, New York, with a bachelor’s degree in Computer Science. Following his military service, Mr. Newsome has dedicated his career to leading IT development and initiatives across several industries, including his time as Vice President of Global Shared Services and Chief Technology Officer at The Estée Lauder Companies Inc. Mr. Newsome also led IT transformations and digital innovation for core business growth at TE Connectivity as the Corporate Chief Information Officer and Vice President, Digital.
Atmus believes that Mr. Newsome’s extensive knowledge of IT and cybersecurity, global business experience and knowledge of Atmus’ industry, and experience serving on another publicly listed company board of directors, provide him with the qualifications and skills to serve as a member of Atmus’ board of directors.
Tony Satterthwaite has served as Atmus’ director since 2022. Mr. Satterthwaite has been the Senior Vice President of Cummins since August 2022. Mr. Satterthwaite has held leadership positions within Cummins since 1988, including as President of Power Generation, President of Cummins’ Distribution Business and most recently as Senior Vice President of Cummins. He has served as a director of IDEX Corporation (NYSE: IEX) since 2011, where he is a member of the compensation committee and the nominating and corporate governance committee. Mr. Satterthwaite holds a Bachelor of Science in Civil Engineering from Cornell University and a Master of Business Administration from Stanford University.
Atmus believes that Mr. Satterthwaite’s extensive knowledge of Atmus’ industry and business as well as his leadership experience, and experience serving on another publicly listed company board of directors, provide him with the qualifications and skills to serve as a member of Atmus’ board of directors.
Mark Smith has served as Atmus’ director since 2022. Mr. Smith has been the Vice President and Chief Financial Officer of Cummins since 2019. He previously served in a variety of finance and business strategy roles within Cummins beginning in 1995, including Vice President, Financial Operations and Vice President, Investor Relations. Mr. Smith holds a Bachelor of Arts in Economics from the University of Kent and a Master of Business Administration from the Kellogg School of Management at Northwestern University.
Atmus believes that Mr. Smith’s extensive knowledge of its industry and business as well as his experience as Chief Financial Officer of a publicly traded company, and broad experience in corporate finance provide him with the qualifications and skills to serve as a member of Atmus’ board of directors.
Nathan Stoner has served as Atmus’ director since 2022. Mr. Stoner is Vice President — China Area Business Officer of Cummins, with regional responsibility across Cummins’ business portfolio in China — including Engine, Components, Power Systems, Distribution, and New Power business units.

Prior to his current role, Mr. Stoner served as General Manager of Engine Joint Ventures & Partnerships, General Manager of Power Systems China, Executive Director of Global Corporate Development and the Partnership Director of Dongfeng Motors at Cummins. Prior to working at Cummins, Mr. Stoner worked in a variety of entrepreneurial, general management, and User Experience design (i.e., UX/UI designer) roles. He was the founder and General Manager of Sino Universal Ltd., a design and manufacturing firm located in China, setting up and overseeing all aspects of the company’s production business and facilities. He currently serves on the board of directors of 10 joint venture companies and is also the Chairman of the Board of Trustees for Education for Ethiopia, an EdTech not-for-profit organization. Mr. Stoner received his bachelor’s degrees in Architecture and Mechanical Engineering from Yale University and his Master of Business Administration from Yale School of Management.
Atmus believes that Mr. Stoner’s extensive business experience and knowledge of corporate strategy, including global operations and markets, provide him with the qualifications and skills to serve as a member of Atmus’ board of directors.
Directors After Successful Completion of the Exchange Offer
Immediately upon the successful completion of the Exchange Offer, all Cummins executives are expected to resign from the board of directors and have submitted such conditional resignations. The non-Cummins designated directors will remain, and two additional independent directors will be appointed. However, one Cummins executive may be appointed to Atmus’ board of directors following the consummation of the Exchange Offer. The following table sets forth information, as of the successful completion of the Exchange Offer, regarding the individuals who will serve as directors (assuming no Cummins executive will continue on the board of directors), followed by a biography of each such individual not set forth above:
Name	Age	Term Expires	Position	Cummins Designee
Stephen Macadam	63	2025	Director and Non-Executive Chairman	No
R. Edwin Bennett	62	2025	Director	No
Stephanie J. Disher	48	2026	Director	No
Diego Donoso	56	2026	Director	No
Gretchen Haggerty	68	2024	Director	No
Jane Leipold	63	2024	Director	No
Stuart A. Taylor II	63	2026	Director	No
Diego Donoso retired in April 2023 from Dow Inc. (“Dow”) (NYSE: DOW), an American multinational materials science company. From 2012 until his retirement, Mr. Donoso served as President of Packaging & Specialty Plastics (“P&SP”), one of three operating segments of Dow, which consisted of two integrated global businesses: Hydrocarbons and Packaging and Specialty Plastics. Mr. Donoso began his career with Dow more than 30 years ago when he joined Dow as a trainee in the commercial department in São Paulo, Brazil. Over the next 20 years, Mr. Donoso served in numerous business and commercial leadership positions for Dow’s resins and plastics franchise in both Latin America and Europe. In 2010, Mr. Donoso was appointed President of Dow Japan and Korea based in Tokyo, Japan, and, in 2012, transferred to Dow’s corporate headquarters in Midland, Michigan and was promoted to President of P&SP later that year. Mr. Donoso has served as a director of GrafTech International Ltd. (NYSE: EAF), a manufacturer of graphite electrodes and petroleum coke, since 2023 and currently serves as a member of the audit committee. Mr. Donoso earned his Bachelor of Science in Marketing and International Business from Babson College.
Atmus believes that Mr. Donoso’s significant experience and knowledge in the areas of executive leadership, particularly globally, international operations and finance qualify him to serve as a member of Atmus’ board of directors.
Stuart A. Taylor II is the Chief Executive Officer of The Taylor Group LLC, a private equity firm focused on creating and acquiring businesses. He previously held positions as senior managing director at Bear, Stearns & Co. Inc. (1999-2001), and managing director of CIBC World Markets and head of its Global

Automotive Group and Capital Goods Group (1996-1999). He also served as managing director of the Automotive Industry Group at Bankers Trust (1993-1996), following a 10-year position in corporate finance at Morgan Stanley & Co. Mr. Taylor has served as a director of Wabash National Corporation (NYSE: WNC), a manufacturer of motor vehicle parts, since 2019, where he chairs the finance committee and serves as a member of the audit committee, Ball Corporation (NYSE: BALL), a manufacturer of metal products, since 2019, where he chairs the nominating and corporate governance committee and is a member of the human resources committee, and Hillenbrand Industries Inc., a global industrial company, since 2008, where he chairs the mergers and acquisitions committee and serves on the compensation and management development committee and nominating and corporate governance committee. Mr. Taylor previously served as director of Essendant Inc., formerly known as United Stationers Inc., a wholesale distributor of business products, from 2011 until 2019. Mr. Taylor earned his Bachelor of Arts in History from Yale University and his Master of Business Administration from Harvard University.
Atmus believes that Mr. Taylor’s experience and knowledge in the areas of executive leadership, mergers and acquisitions, developing talent and diversity and inclusion provide him with the qualifications and skills to serve as a member of Atmus’ board of directors. He also brings significant experience gained from service on the board of directors of other publicly-traded companies.
Board of Directors
The board of directors exercises oversight over Atmus’ business and affairs. Atmus’ amended and restated certificate of incorporation and bylaws provide that the number of directors shall be fixed by resolution of Atmus’ board of directors from time to time. Currently, Atmus’ board of directors comprises 11 directors and upon successful completion of the Exchange Offer shall be comprised of seven directors.
Director Independence and Controlled Company Exemption
Prior to the Exchange Offer, Atmus has availed itself of the “controlled company” exemption under the corporate governance rules of the NYSE. Accordingly, Atmus was not required to have a majority of “independent directors” on its board of directors as defined under the rules of the NYSE, nor was it required to have a talent management and compensation committee and corporate governance and nominating committee composed entirely of independent directors. Upon successful completion of the Exchange Offer, Atmus’ board of directors will be majority independent, and the talent management and compensation committee and corporate governance and nominating committee will each be entirely independent.
The “controlled company” exemption did not modify the independence requirements for the audit committee, and Atmus complied with the requirements of the Sarbanes-Oxley Act and the NYSE, which required that its audit committee be composed of at least three members, one of whom has been independent since IPO, a majority of whom will be independent within 90 days of the IPO, and all of whom were independent within one year of the IPO. The audit committee is currently majority independent and upon successful completion of the Exchange Offer will be entirely independent.
Atmus’ board of directors has determined that R. Edwin Bennett, Gretchen Haggerty, Jane Leipold and Stephen Macadam are independent directors, and that Diego Donoso and Stuart Taylor will be independent directors, under the applicable rules of the NYSE. The board of directors will assess on a regular basis, and at least annually, the independence of Atmus’ directors and, based on the recommendation of the governance and nominating committee, will make a determination as to which members are independent.
Board Composition
Atmus’ directors are divided into three classes serving staggered three-year terms. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of shareholders in the year in which their term expires. As a result of this classification of directors (and other than in connection with the successful completion of the Exchange Offer), it generally takes at least two annual meetings of shareholders to effect a change in a majority of the members of Atmus’ board of directors.

Sharon Barner, Gretchen Haggerty, Jane Leipold and Mark Smith currently serve as Class I directors and, if the Exchange Offer (including any clean-up spin-off) is not successfully completed, will serve until Atmus’ annual meeting of shareholders in 2024. R. Edwin Bennett, Cristina Burrola, and Stephen Macadam currently serve as Class II directors and, if the Exchange Offer (including any clean-up spin-off) is not successfully completed, will serve until Atmus’ annual meeting of shareholders in 2025. Stephanie J. Disher, Earl Newsome, Tony Satterthwaite, and Nathan Stoner currently serve as Class III directors and, if the Exchange Offer (including any clean-up spin-off) is not successfully completed, will serve until Atmus’ annual meeting of shareholders in 2026.
Upon successful completion of the Exchange Offer, Atmus’ board of directors will consist of seven directors (assuming no Cummins executive continues on the board of directors) and the three classes of directors will be composed as follows: (i) Gretchen Haggerty and Jane Leipold will serve as Class I directors and will serve until Atmus’ annual meeting of shareholders in 2024; (ii) R. Edwin Bennett and Stephen Macadam will serve as Class II directors and will serve until Atmus’ annual meeting of shareholders in 2025; and (iii) Stephanie J. Disher, Diego Donoso and Stuart A. Taylor II will serve as Class III directors and will serve until Atmus’ annual meeting of shareholders in 2026.
Until the successful completion of the Exchange Offer, Cummins may designate individuals for nomination to Atmus’ board of directors up to a majority of the members of its board of directors, and Cummins may designate the chairperson of Atmus’ board of directors. As long as Cummins owns shares of Atmus Common Stock representing, in the aggregate, at least 10% of the total voting power of the then outstanding shares of Atmus Common Stock, Cummins may designate for nomination by Atmus’ board of directors (or any nominating committee thereof) for election to Atmus’ board of directors up to a proportionate number of designated individuals to Atmus’ board of directors. From and after the successful completion of the Exchange Offer, Atmus’ board of directors may not include more than one director that concurrently serves on the Cummins board of directors or is also a member of Cummins’ senior management team, and such director may represent no more than a minority share of the overall composition of either the Cummins board of directors or Atmus’ board of directors.
No Family Relationships
There are no family relationships among any of Atmus’ directors or executive officers.
Board Leadership Structure
Atmus’ corporate governance principles describe in detail how Atmus’ board of directors must conduct its oversight responsibilities in representing and protecting Atmus’ stakeholders. As stated in the principles, Atmus’ board of directors has the freedom to decide who Atmus’ chair and chief executive officer should be based solely on what it believes is in the best interests of Atmus and its shareholders. Currently, Atmus’ board of directors believes it is in the best interests of Atmus for the roles of Atmus’ chair and chief executive officer to be separate. The board of directors has elected Stephen Macadam to be the Non-Executive Chairman of the board of directors.
Atmus’ board of directors evaluates its policy on whether the roles of Atmus’ chairperson and chief executive officer should be combined on an annual basis. In doing so, Atmus’ board of directors considers the skills, experiences and qualifications of its then-serving directors (including any newly-elected directors), the evolving needs of Atmus, how well Atmus’ leadership structure is functioning and the views of Atmus’ shareholders.
Board Committees
Atmus’ board of directors has a standing audit committee, talent management and compensation committee and nominating and governance committee. Members serve on these committees until their resignations or until otherwise determined by Atmus’ board of directors. Each committee operates under a charter.
The committee charters are described below and are available on Atmus’ website.

Audit Committee.   The primary purposes of Atmus’ audit committee are to assist Atmus’ board of directors’ oversight of:
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the integrity of Atmus’ financial statements and any other financial information which will be provided to the shareholders and others;

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hiring, monitoring and replacing Atmus’ independent auditor;

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the independent auditor’s qualifications and independence;

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the systems of internal control and disclosure controls which management has established;

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the performance of internal and independent audit functions;

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cybersecurity risk monitoring; and

•
Atmus’ compliance with legal and regulatory requirements.

The current members of the audit committee are R. Edwin Bennett, Gretchen Haggerty and Mark Smith. Gretchen Haggerty currently serves as chair of the audit committee. After the successful completion of the Exchange Offer (assuming no Cummins executive continues on the board of directors), the members of the audit committee will be R. Edwin Bennett, Gretchen Haggerty and Diego Donoso, with Gretchen Haggerty continuing to serve as chair of the audit committee. Gretchen Haggerty qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d) of Regulation S-K. Atmus’ board of directors has affirmatively determined that Gretchen Haggerty and R. Edwin Bennett meet the definition of an “independent director,” and that Diego Donoso will meet the definition of an “independent director,” for the purposes of serving on the audit committee under applicable NYSE rules and Rule 10A-3 under the Exchange Act. Atmus intends to comply with the independence requirements for all members of the audit committee within the time periods specified under SEC rules, and upon successful completion of the Exchange Offer, the audit committee will be entirely independent. The audit committee is governed by a charter that complies with the rules of the NYSE.
Talent Management and Compensation Committee (the “TMCC” or the “Atmus TMCC”).   The primary purposes of the Atmus TMCC are to assist Atmus’ board of directors in overseeing Atmus’ management compensation policies and practices, including:
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determining and approving the compensation of Atmus’ executive officers, including Atmus’ CEO;

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oversight of Atmus’ compensation plans, including by reviewing and approving incentive compensation and equity compensation policies and programs;

•
review and oversight of Atmus’ strategies for talent management; and

•
assessing talent management policies, programs and processes, including leadership, development, culture, diversity and inclusion and succession.

The current members of the TMCC are Sharon Barner, Jane Leipold, Stephen Macadam and Tony Satterthwaite. Jane Leipold currently serves as chair of the TMCC. After the successful completion of the Exchange Offer (assuming no Cummins executive continues on the board of directors), the members of the TMCC will be Jane Leipold, Stephen Macadam and Stuart A. Taylor II, with Jane Leipold continuing to serve as chair. Atmus’ board of directors has affirmatively determined that each of Jane Leipold, Stephen Macadam and Stuart A. Taylor II qualify as a “non-employee director,” and that Stuart A. Taylor II will meet the definition of an “independent director,” under Rule 16b-3 of the Exchange Act.
Prior to the Exchange Offer, Atmus availed itself of the “controlled company” exemption under the rules of the NYSE, which exempted Atmus from the requirement that it have a compensation committee composed entirely of independent directors. Upon successful completion of the Exchange Offer, the TMCC will be entirely independent. The TMCC is governed by a charter that complies with the rules of the NYSE.
Governance and Nominating Committee.   The primary purposes of Atmus’ governance and nominating committee are to assist Atmus’ board of directors by:
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identifying qualified individuals to become a member of the board of directors;

•
determining the composition of the board of directors and its committees;

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assessing the annual performance of Atmus’ CEO;

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monitoring a process to assess effectiveness of the board of directors; and

•
developing and implementing Atmus’ corporate governance principles.

The current members of the governance and nominating committee are Sharon Barner, R. Edwin Bennett, Cristina Burrola, Gretchen Haggerty, Jane Leipold, Stephen Macadam, Earl Newsome, Tony Satterthwaite, Mark Smith and Nathan Stoner. Stephen Macadam currently serves as chair of the governance and nominating committee. After the successful completion of the Exchange Offer (assuming no Cummins executive continues on the board of directors), the members of the governance and nominating committee will be R. Edwin Bennett, Diego Donoso, Gretchen Haggerty, Jane Leipold, Stephen Macadam and Stuart A. Taylor II, with Stuart A. Taylor II serving as chair of the governance and nominating committee. Atmus’ board of directors has affirmatively determined that each of R. Edwin Bennett, Gretchen Haggerty, Jane Leipold and Stephen Macadam qualify as “independent,” and that each of Diego Donoso and Stuart A. Taylor II, will qualify as “independent,” under the rules of the NYSE. Prior to the Exchange Offer, Atmus availed itself of the “controlled company” exemption under the rules of the NYSE, which exempted Atmus from the requirement that it have a governance and nominating committee composed entirely of independent directors. Upon successful completion of the Exchange Offer, the governance and nominating committee will be entirely independent. The governance and nominating committee is governed by a charter that complies with the rules of the NYSE.
Risk Oversight
Atmus’ board of directors and its committees have oversight of Atmus’ risk management processes and material enterprise-related risks. Atmus has established an enterprise risk management program that is intended to identify, categorize and analyze the relative severity and likelihood of the various types of material enterprise-related risks to which it is or may be subject. Atmus has established an executive risk council, consisting of its Chief Financial Officer, Chief Legal Officer, Chief People Officer, and Vice President of Engine Products, to review and update its material enterprise-related risks and their mitigation plans. Atmus assigns ownership of its most significant enterprise risks to a member of its leadership team. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable Atmus’ board of directors to understand Atmus’ risk identification, risk management, and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic, and reputational risk.
Atmus’ audit committee is responsible for overseeing Atmus’ risk exposure to information security, cybersecurity and data protection, as well as the steps management has taken to monitor and control such exposures, and regularly provides reports to the board of directors on cybersecurity risk management. Atmus’ audit committee charter was amended in October 2023 to explicitly set forth the audit committee’s responsibility for such oversight through the oversight of (i) Atmus’ global cybersecurity operations function, led by Atmus’ director of global security; (ii) Atmus’ chief information officer; and (iii) Atmus’ senior management information security council, which consists of Atmus’ chief information officer, chief financial officer, chief technology officer, chief legal officer & corporate secretary, vice president of strategy and director of internal audit & enterprise risk management. As part of its oversight of Atmus’ overall enterprise risk management framework, Atmus’ board of directors reviews Atmus’ cybersecurity risk management on at least on an annual basis.
Atmus’ board of directors, audit committee, TMCC, and/or governance and nominating committee receive periodic reports and information directly from Atmus’ senior leaders who have functional responsibility over Atmus’ enterprise risks. Atmus’ board of directors and/or its appropriate committees then review such information, including management’s proposed mitigation strategies and plans, to monitor Atmus’ progress on mitigating the risks.
Board Diversity
One of Atmus’ core values is ‘be inclusive.’ In evaluating candidates for Atmus’ board of directors, Atmus’ governance and nominating committee considers only potential directors who share this value, as well as Atmus’ other core values. Atmus believes that directors with different backgrounds and experiences make its boardroom and Atmus stronger. Although Atmus’ board of directors does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, Atmus’ governance and nominating committee will consider factors including, without limitation, issues of character, integrity, judgment, potential conflicts of interest, other commitments, and diversity, and with respect to diversity, such factors as gender, race, ethnicity, experience, and area of expertise, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors. Additionally, as reflected in its corporate governance principles, Atmus is committed to equal employment opportunities in assembling its board of directors. Atmus’ governance and nominating committee is responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. Atmus believes its board of directors has been effective in assembling a highly-qualified, diverse group of directors, currently consisting of five female directors and four ethnically diverse directors. Immediately after the Exchange Offer (assuming no Cummins executive continues on the board of directors), Atmus’ board of directors will be composed of three female directors and two ethnically diverse directors. Atmus will continue to identify opportunities to enhance its board diversity as it considers future candidates.
Limitations on Liability, Indemnification of Directors and Officers and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of fiduciary duties as directors or officers, as applicable, and Atmus’ amended and restated certificate of incorporation includes such an exculpation provision. Atmus’ amended and restated certificate of incorporation and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as an Atmus director or officer, or for serving at Atmus’ request as a director or officer or another position at another corporation or enterprise, as the case may be. Atmus’ amended and restated certificate of incorporation and bylaws also provide that Atmus must indemnify and advance reasonable expenses to its directors and officers.
The limitation of liability and indemnification provisions in Atmus’ amended and restated certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against Atmus’ directors and officers, even though such an action, if successful, might otherwise benefit Atmus and its shareholders. However, these provisions will not limit or eliminate Atmus’ rights, or those of any shareholder, to seek non-monetary relief, such as injunction or rescission, in the event of a breach of a director’s or officer’s duty of care. The provisions will not alter the liability of directors or officers under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Atmus pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against Atmus or any of its directors, officers or employees for which indemnification is sought.
Code of Business Conduct
Atmus’ code of business conduct is applicable to all of its directors, and officers (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions). A copy of the code of business conduct is available on Atmus’ website located at www.Atmus.com. Any amendments to or waivers from Atmus’ code of business conduct will be disclosed on Atmus’ website promptly following the date of such amendment or waiver.
Corporate Governance Principles
Atmus’ corporate governance principles, adopted by Atmus’ board of directors in accordance with the corporate governance rules of the NYSE, serve as a flexible framework within which Atmus’ board of directors and its committees operate. These principles cover a number of areas, including the role of the board of directors, board composition, director independence, director selection, qualification and election, director compensation, executive sessions, key board responsibilities, CEO evaluation, succession planning, risk management, board leadership and operations, conflicts of interest, annual board assessments, board committees, director orientation and continuing education, board agenda, materials, information and presentations, director access to management and independent advisers and board communication with shareholders and others. A copy of Atmus’ corporate governance principles is available on Atmus’ website.
TMCC Committee Interlocks and Insider Participation
Atmus does not have any interlocking relationships between any member of the Atmus TMCC and any of its executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

EXECUTIVE AND DIRECTOR COMPENSATION OF ATMUS
Compensation Discussion and Analysis
For purposes of this prospectus, Atmus’ executive officers whose compensation is discussed in this Compensation Discussion and Analysis and to whom Atmus refers as Atmus’ Named Executive Officers, or “NEOs,” are:
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Stephanie J. Disher, Chief Executive Officer and a member of Atmus’ board of directors

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Jack Kienzler, Chief Financial Officer

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Renee Swan, Chief People Officer

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Toni Y. Hickey, Chief Legal Officer and Corporate Secretary

•
Charles Masters, Vice President, Engine Products

Prior to the completion of Atmus’ IPO on May 30, 2023, Atmus’ business operated as a segment of Cummins’ components business. In anticipation of the IPO, Cummins initially formed Atmus’ Talent Management and Compensation Committee (the “Atmus TMCC”) and designated an independent chair of the Atmus TMCC. Working with Farient Advisors LLC (“Farient”), Atmus’ and Cummins’ independent compensation advisor, and with Cummins’ Talent Management and Compensation Committee (the “Cummins TMCC”), the Atmus TMCC established Atmus’ executive compensation program and policies to be effective upon the IPO, largely consistent with Cummins’ principles and approach to compensation. Among other matters, the Atmus TMCC ratified the pay packages, including long-term incentive compensation, of the executive officers of Atmus, including the NEOs, to be effective upon the completion of the IPO.
Purposes and Principles of Atmus’ Executive Compensation Program
Atmus’ long-term success depends on its ability to attract, motivate, focus, and retain highly talented individuals committed to Atmus’ vision, strategy and corporate culture. To that end, Atmus’ executive compensation program is designed to link executives’ pay to their individual performance, to Atmus’ annual and long-term performance and to the successful execution of Atmus’ business strategies. Atmus’ salary levels and incentive targets are intended to recognize individual performance and market pay levels. Atmus’ compensation philosophy rewards executives for achieving financial objectives and building long-term value for shareholders and other stakeholders.
Atmus’ executive compensation program is based on four key principles:
Competitive.   Compensation is designed to attract, retain, focus, reward and motivate Atmus’ top leadership. Atmus’ TMCC benchmarks against a defined peer group and survey data generally referencing the market median, as well as the 25th and 75th percentiles, with discretion to set actual compensation based on experience and performance of the individual and size, scope and complexity of the role.
Pay-for-Performance.   Compensation is linked to performance and increasing shareholder value with a balance of risk and reward. Atmus believes the compensation of its leaders should be based on Atmus’ overall financial performance and satisfaction of strategic objectives and a significant portion of their pay should be incentive-based and therefore at risk. The pay mix also balances short and long-term results based on the decision-making horizon of the role.
Alignment with Shareholder Interests.    Equity-based compensation and a stock ownership requirement are a substantial part of the compensation program to link executive compensation with shareholder returns.
Simple & Transparent.    Atmus’ TMCC has designed its program to be transparent to investors and employees alike as well as simple and easy to understand and consistent year over year.
These principles are substantially similar to the principles underlying Cummins’ executive compensation program that applied to the Atmus NEOs in 2022 and in 2023 prior to the IPO.

Compensation Elements to Support Atmus’ Pay-for-Performance Philosophy
The Atmus compensation program is designed to support its pay-for-performance philosophy, which aligns the interests of executives with the interests of shareholders and other stakeholders. The key components of Atmus’ executive compensation program for 2023 were:
Compensation Element	Form of Payment	Performance Metrics	Rationale
Base salary	Cash	Executive’s role and individual performance within the role	Market-based to attract and retain skilled executives. Designed to recognize scope of responsibility, individual performance and experience.
Annual bonus	Cash	Earnings before interest, taxes, depreciation and amortization and certain adjustments (“Adjusted EBITDA”)	Considered to be a significant driver of the value of Atmus’ business and appropriately balancing growth and profitability.
Long-term incentive compensation	Performance shares (“PSUs”) (70%) and Restricted share units (“RSUs”) (30%)	For PSUs, cumulative Adjusted EBITDA over a three-year period and three-year average return on invested capital (“ROIC”), each weighted at 50%	Adjusted EBITDA and ROIC provide an incentive to balance profitable growth and returns to shareholders.
Atmus’ compensation program consisted of base salary, annual bonus and long-term incentive compensation. In light of the IPO, for the 2023 annual bonus, Atmus’ TMCC and Cummins’ TMCC adopted an Atmus-only performance metric based on Atmus’ Adjusted EBITDA for the full duration of the 2023 annual bonus plan for Atmus participants. Cummins’ long-term incentive compensation for the periods 2021 – 2023 and 2022 – 2024 was granted in a combination of performance shares (70%) and performance cash (30%) based on satisfaction of ROIC and cumulative EBITDA, weighted at 80% and 20%, respectively, over the three-year performance period. As discussed below, Cummins’ performance metrics for those awards were frozen as of the Atmus IPO and the awards were converted to Atmus long term incentives for the remaining performance period. For a discussion of the treatment of the Cummins long-term incentive compensation awards outstanding at the time of the IPO, see “Long-Term Incentive Compensation — Cummins Awards for the Performance Periods 2021 – 2023 and 2022 – 2024.”
Target Executive Compensation Aligned with the Market
Atmus’ TMCC reviews its executive compensation levels and programs on a regular basis. For pay levels, post-IPO, Atmus’ TMCC considered survey data for all NEOs and, in addition, peer group data for the CEO and CFO. Specific compensation levels were then determined in accordance with the individual’s performance, capabilities and experience in the role.
For making 2023 post-IPO pay decisions, Atmus’ primary compensation benchmarking sources were manufacturing companies in the Aon Radford Global Compensation Survey and the Willis Towers Watson General Executive Compensation Survey. Atmus also considered data from a Custom Peer Group (described below) regarding pay levels and pay program design, dilution and performance. Atmus believes this approach provides an appropriate representation of the market, and using multiple sources dampens the impact of fluctuations in market data over time.
Atmus’ TMCC reviewed and, for 2023 compensation decisions, adopted an Atmus peer group previously selected by the Cummins TMCC with assistance from its independent compensation consultant,

Farient. The peer group was selected considering (i) companies that trade on the major U.S. stock exchanges and are primarily based in the U.S.; (ii) companies with an industrial machinery focus; (iii) companies with annual revenues of between $400 million and $4 billion; and (iv) companies with a similar customer type mix. Atmus’ compensation peer group for 2023 is comprised of the following companies:
A.O. Smith Corporation (AOS)	Chart Industries, Inc. (GTLS)	CIRCOR International, Inc. (CIR)	Donaldson Company Inc. (DCI)
Enerflex Ltd. (EFXT)	EnPro Industries, Inc. (NPO)	ESCO Technologies Inc. (ESE)	Evoqua Water Technologies Corp. (AQUA)
IDEX Corporation (IEX)	Franklin Electric Co., Inc. (FELE)	Gates Industrial Corporation plc (GTES)	Graco Inc. (GGG)
Watts Water Technologies, Inc. (WTS)	Flowserve Corporation (FLS)	Pentair plc (PNR)	SPX Technologies, Inc. (SPX)
Atmus reviews its peer group on an annual basis subject to the discretion of its executive management and the TMCC.
How Performance Measures and Goals Are Determined
Atmus’ TMCC regularly reviews all elements of its executive compensation program and makes changes as it deems appropriate. Each review includes general comparisons against market data and analysis prepared by Farient, the TMCC’s compensation consultant, including information on market practices in the following areas: (i) pay strategy and positioning; (ii) annual bonus plan design, including performance measures and goals and plan leverage; (iii) long-term incentive plan strategy and design, including the mix of elements, as well as performance measures and goals and plan leverage; (iv) stock ownership guidelines; (v) executive perquisites; and (vi) executive benefits and protection policies, including severance practices for officers, supplemental retirement plans, deferred compensation plans and change in control arrangements.
Atmus’ TMCC establishes performance measures and goals each year for the annual and long-term incentive plans that are designed to help achieve its business objectives and motivate executives.
Atmus’ TMCC has the discretion to adjust performance results that reflect significant transactions (such as acquisitions, divestitures or newly-formed joint ventures) or other unusual items (such as pension plan contributions above required levels, restructuring or significant tax legislation) if such events were not anticipated at the time performance targets were initially established.
Atmus believes the compensation of its most senior executives should be based on Atmus’ overall financial performance and a significant portion of their pay should be incentive-based and therefore at risk.
In 2023, performance-linked components (annual bonus and annual long-term incentive compensation) were 82% of the CEO’s target total direct compensation opportunity and 60% of the average target total direct compensation opportunity for other NEOs. These pay elements were allocated as shown below.
TARGET TOTAL DIRECT COMPENSATION MIX — FISCAL YEAR 2023

Executive Compensation Best Practices
Atmus continually reviews best practices in the area of executive compensation and incorporate those practices in its executive compensation arrangements.
WHAT ATMUS DOES	WHAT ATMUS DOES NOT DO
Set clear financial goals that Atmus believes are challenging yet achievable, meet or exceed competitive standards, and will enhance shareholder value over time	Atmus does not allow backdating or repricing of stock options
Use different measures to ensure Atmus’ executives focus on both annual and longer-term goals	Atmus does not have separate employment contracts with its executive officers
Tie incentive awards for all participants at least in part to overall company performance to reinforce the importance of the company’s success and to encourage collaboration and teamwork	Atmus does not guarantee salary increases, bonuses or equity grants for its executive officers
Encourage executives to focus on the sustained long-term growth of Atmus and promote retention by vesting performance-based awards only at the end of the performance or service period	Atmus will not gross-up excise taxes that may be imposed on payments to its executive officers in connection with a change in control
Cap payouts under Atmus’ short- and long-term incentive compensation plans at 200% of the target awards	Atmus’ perquisites do not constitute a major element of its executive compensation program
Require all incentive awards for senior executives be subject to clawback and cancellation provisions	Atmus does not permit officers or directors to engage in pledging, hedging or similar types of transactions with respect to Atmus Common Stock
Maintain a TMCC that is advised by an outside, independent compensation consultant
Complete an annual assessment of the risk associated with Atmus’ compensation program
Require executive officers and outside directors to maintain prescribed stock ownership levels
Subject Atmus’ executives to double trigger change in control provisions
Compensation Programs
Atmus’ executive compensation program for the NEOs for 2023, both before and after the IPO, was primarily comprised of salary, annual cash bonus and long-term equity awards including conversion of Cummins long-term incentives awards from 2021-23 and 2022-24 performance cycles.
Salary
The pre-IPO 2023 salaries of Atmus’ NEOs were initially approved by their managers, using their prior year’s salary as the initial basis of consideration and taking into account personal performance in the prior year. The Cummins TMCC approved the salary for Stephanie J. Disher, who was an officer of Cummins, also considering the market value of her role.
The Atmus TMCC approved new 2023 annual base salaries for Atmus’ NEOs in their new roles at Atmus, as a public company. These salaries became effective upon the completion of the IPO. Atmus set salaries within the context of the survey and peer group market median, as well as the 25th and 75th percentiles, taking into account individual performance, capability and experience in the role.

Atmus’ NEOs’ salaries for 2023, prior to and following the completion of the IPO (as determined by the Atmus TMCC), are indicated below:
	Annual Salary
Officer	2023 Pre-IPO(1)	2023 Post-IPO
Stephanie J. Disher	$550,000	$800,000
Jack Kienzler	$318,000	$480,000
Renee Swan	—	$400,000
Toni Y. Hickey	$352,083	$416,000
Charles Masters	$339,369	$417,000

(1)
Reflects divisional increases in April 2023.

Annual Bonus
The 2023 annual bonus for Atmus executive officers was designed to link participants’ pay to its annual financial performance. The payout for each participant was calculated using the following formula:
Annual bonus = annual base salary and other eligible compensation for calendar year X each target bonus percentage of salary X a corporate payout factor.
Target awards as a percentage of salary were set such that performance at the target goal level would generate an annual bonus aligned with market data. In anticipation of the IPO, Atmus and the Cummins TMCC adopted an Atmus-exclusive performance metric and goal range for the 2023 annual bonus program for Atmus’ participants based on actual achievement against Atmus’ Adjusted EBITDA goal as Atmus’ sole performance measure.
In connection with the IPO, and the transition of Atmus officers and employees to the Atmus annual incentive plan, the Atmus TMCC approved target bonus opportunities for Atmus’ NEOs in their new roles at Atmus upon the completion of the IPO.
The table below indicates Atmus’ NEOs’ target bonus as a percentage of salary for 2023 and following the completion of the IPO:
	Target Bonus as % of Salary
Officer	2023 Pre-IPO	2023 Post-IPO
Stephanie J. Disher	60%	100%
Jack Kienzler	30%	60%
Renee Swan	—	50%
Toni Y. Hickey	30%	50%
Charles Masters	30%	50%
2023 Annual Bonus Performance Measure
The Atmus Adjusted EBITDA was the sole performance measure for the Atmus 2023 annual bonus plan because the Atmus TMCC and Cummins TMCC believed that it is a significant driver of the value of Atmus’ business, appropriately balances growth and profitability, and is well-understood by plan participants.
Adjusted EBITDA Performance Target For 2023
Setting the target with the appropriate level of difficulty underscores the importance of achieving or exceeding Atmus’ annual operating plan (“AOP”) performance commitment. This approach requires increasingly difficult targets during economic upturns and realistic goals during cyclical downturns.
The Atmus TMCC sought to set a challenging yet realistic goal, incorporating previous performance as well as the forecasted opportunities and economic conditions in the markets. The 2023 Adjusted EBITDA target was set with this philosophy in mind.

The Atmus TMCC set the Adjusted EBITDA target at $270 million, adjusted to exclude certain one-time expenditures. Adjusted EBITDA is defined as EBITDA after adding back certain one-time expenses, reflected in cost of sales and selling, general and administrative expenses, associated with becoming a standalone public company. The target Adjusted EBITDA target was established by Atmus’ TMCC after reviewing the AOP and considering input from Farient.
As shown below, the possible payout factors for 2023 ranged from 10% for threshold performance (85% of the Adjusted EBITDA target) to a maximum of 200% for superior performance (115% of the Adjusted EBITDA target or better). The payout factor changed in increments of 10% for results that fell between threshold and target, or between target and maximum.
	Atmus Adjusted EBITDA Goal	Goal as % of Target	Payout as % of Target(1)
Maximum	$310 million	≥115%	200%
Target	$270 million	100%	100%
Threshold	$230 million	85%	10%
<Threshold	≤$230 million	<85%	0

(1)
Interpolate for performance between discrete points, rounded to the nearest 10% increment

Atmus’ actual Adjusted EBITDA for 2023 was $302 million, resulting in a payout factor of 180% of target. The actual bonus amounts payable to Atmus’ NEOs for 2023 are set forth in the “2023 Summary Compensation Table.” For a reconciliation of non-GAAP performance measures to the most directly comparable financial measures calculated in accordance with U.S. GAAP, see “Summary — Selected Historical Consolidated Financial Data for Cummins and Selected Historical Consolidated and Pro Forma Financial Data for Atmus — Atmus Selected Historical and Pro Forma Financial Data.”
Long-Term Incentive Compensation
Long-Term Incentive Awards For 2023
Atmus’ regular long-term incentive compensation for 2023 following the IPO consisted of PSUs, making up 70% of the target value, and RSUs making up 30% of the target value. PSUs are earned based 50% on Atmus’ cumulative 3-year Adjusted EBITDA and 50% on Atmus’ 3-year average ROIC based on the period from 2023 – 2025. The number of PSUs earned at the threshold level of performance will be 10% of the target PSUs, and the PSUs earned at the maximum level of performance will be 200% of the target PSUs. The RSUs vest on March 1, 2026. The combination of these two long-term incentive vehicles supports Atmus’ pay-for-performance philosophy, provides appropriate incentives for participants to achieve financial targets, and provides strong linkage between the economic interests of participants, including Atmus’ NEOs, and shareholders.
The table below illustrates the payout as a percentage of target for the PSUs.
Payouts as % of Target(1)
Maximum	200%
Target	100%
Threshold	10%
<Threshold	0%

(1)
Interpolated for performance between discrete points.

The Atmus TMCC generally expects to set the target long-term incentive values for officers on average in reference to the median of the market. Grant values are set using a market-based methodology which converts the targeted dollar value of the grants into a number of PSUs and RSUs.

In addition to the regular long-term incentive compensation grants, following completion of the IPO, Atmus made one time “launch grants” in the form of RSUs to select Atmus leaders primarily at the director and above levels, including the NEOs. Consistent with Atmus’ compensation philosophy, the purpose of these grants was to reinforce an ownership stake and retain critical leadership in Atmus’ business. Launch grants vest in equal installments on the third and fourth anniversary of the IPO closing date.
The target long-term incentive values for 2023 and launch grant values for Atmus’ NEOs were as follows:
	2023 Target Long-Term Equity Incentive Value	Launch Grant Value
Stephanie J. Disher	$2,800,000	$3,000,000
Jack Kienzler	$680,000	$600,000
Renee Swan	$350,000	$300,000
Toni Y. Hickey	$350,000	$300,000
Charles Masters	$350,000	$300,000
The number of PSUs and RSUs granted as 2023 regular long term equity incentive compensation grant and launch grants are set forth in the “Grants of Plan-Based Awards for 2023” and “Outstanding Equity Awards at 2023 Year-End” tables.
Cummins Awards for the Performance Periods 2021 – 2023 and 2022 – 2024
As discussed above, Cummins’ long-term incentive compensation for the performance periods 2021 – 2023 and 2022 – 2024 consisted of 70% performance shares and 30% performance cash. Payouts were to be based on satisfaction of targets for ROIC, weighted at 80%, and cumulative EBITDA, weighted at 20%, in each case over a three-year period. In connection with Atmus’ IPO, Cummins’ TMCC froze the payout factors for Atmus’ participants under both the Cummins 2021 – 2023 and 2022 – 2024 long-term incentive compensation plan cycles based on Cummins’ actual achievement of its ROIC and EBITDA goals from the beginning of the respective plan cycle to the time of the completion of the IPO. The actual performance through the IPO resulted in payout factors of 150% of target for the 2021 – 2023 plan cycle and 130% of target for the 2022 – 2024 plan cycle. The Cummins TMCC also prorated the awards through the completion of the IPO. The prorated performance cash will be paid out at the normal time after the end of the original performance cycle. The prorated performance shares for the portion of the performance period prior to the completion of the IPO were converted to time-vesting RSUs relating to Atmus Common Stock that will vest at the completion of the original performance cycle. The remaining target value of the long-term incentives was converted into Atmus stub cycle plans, as described below.
For the post-IPO stub period of the Cummins 2021 – 2023 and 2022 – 2024 long-term incentive compensation plan cycles, Atmus’ TMCC adopted two new long-term incentive stub cycles, running from the completion of the IPO to the end of 2023 and 2024, respectively, consisting of PSUs (70%) and RSUs (30%). The grant date target value of the awards for each of Atmus’ NEOs was approximately equal to the value of the remaining portion of their respective awards under Cummins’ plan cycles that were being replaced. The threshold, target and maximum number of shares subject to the PSUs, and the number of RSUs, granted to each of Atmus’ NEOs for the stub cycles, as well as the grant date fair values of the awards, are shown in the “Grants of Plan-Based Awards for 2023” table.
The Atmus TMCC approved cumulative Adjusted EBITDA as the performance measure to be used for the stub-cycle PSUs because the TMCC believes cumulative Adjusted EBITDA to be a significant driver of value, appropriately balancing growth and profitability, and to be well-understood by those participating in Atmus’ long-term incentive plan. The Atmus TMCC approved the following threshold, target and maximum performance levels and payouts associated with the cumulative Adjusted EBITDA measure for the 2021 – 2023 stub cycle period (July 1, 2023 – December 31, 2023):
	Adjusted EBITDA ($M)	Payout (% Target)
Maximum	≥152	200%
Target	$132	100%
Threshold	$112	10%
<Threshold	<$112	0%
Atmus’ actual Adjusted EBITDA for 2023 for the applicable stub cycle period, and the corresponding payout percentage, were as follows. For a reconciliation of non-GAAP performance measures to the most directly comparable financial measures calculated in accordance with U.S. GAAP, see “Summary — Selected Historical Consolidated Financial Data for Cummins and Selected Historical Consolidated and Pro Forma Financial Data for Atmus — Atmus Selected Historical and Pro Forma Financial Data.”
	Adjusted EBITDA ($M)	Payout (% Target)
Actual	$145	160%
The number of shares earned under the PSUs for the 2021 – 2023 stub cycle by each of Atmus’ NEOs as a result of the performance described above is shown in the “Options Exercised and Stock Vested in 2023” table.
Payout of the PSUs for the 2022 – 2024 stub cycle is based 100% on Atmus’ Adjusted EBITDA for the stub cycle period (July 1, 2023 – December 31, 2024) on the same possible payout factors. The RSUs will vest in the March following the end of the stub cycle to which they relate.
Benefits
During 2023, Atmus’ NEOs participated in a full range of health, welfare and retirement benefits under Cummins’ benefit plans and were covered by the same plans as other exempt employees. Cummins targeted its total benefit package to be at the median of the market.
In addition to these benefits, Cummins’ U.S. officers including Atmus’ CEO (until the separation), participate in a supplemental life insurance and deferred income program that is designed to attract and retain key leadership talent in senior positions. This program provides additional life insurance equal to three times salary while the officer is an active employee, and supplemental retirement payments, which are offset by and coordinated with payments from Cummins’ regular retirement plans.
The supplemental retirement provision “tops up” the pension available from Cummins’ regular pension plans to provide a total benefit based on a percentage of the officer’s highest average consecutive 60-month salary and annual bonus received during the last 10 years of employment. The total replacement formula is 2% for each of the first 20 years and 1% for each of the next 10 years, with a maximum 50% total benefit for most participants. Atmus’ CEO participated in the Cummins supplemental retirement plan during 2023. Atmus did not maintain a supplemental retirement plan in 2023.
Effective as of August 1, 2023, Atmus launched a deferred compensation plan which provides a select group of management or highly compensated employees, including the NEOs, an opportunity to defer compensation to a later date through an unfunded plan. Participants may defer up to 85% of each separate element of cash compensation consisting of salary, annual bonus or long-term incentive compensation payable in cash. Atmus’ deferred compensation plan also provides for a matching credit that will true up any participants whose matching contributions under a tax-qualified 401(k) plan were limited by certain dollar limits applicable to tax-qualified retirement plans.
A majority of Atmus’ employees, including the NEOs, were eligible to participate in Cummins’ employee stock purchase plan during 2023. Under the employee stock purchase plan, each eligible employee may authorize the withholding of 1-15% of base pay each pay period to be used to purchase shares of Cummins Common Stock for the employee’s account on the open market. Cummins makes a matching contribution in an amount sufficient to give employees a 15% discount (increased to 25% as of August 2023) on the purchase price of these shares. None of Atmus’ NEOs participated in the employee stock purchase plan in 2023.
Atmus employees, including the NEOs, transitioned to Atmus sponsored health and welfare benefit plans as of January 1, 2024 and are expected to transition to Atmus sponsored retirement plans upon full separation from Cummins in 2024.
Perquisites
Atmus provides market competitive perquisites that balance cost, employee perceived value and shareholder interest. Perquisites do not constitute a major element of Atmus’ executive compensation program but instead provide simple, consistent, transparent benefits to improve financial, health and emotional well-being. The Atmus TMCC evaluates the use of perquisites as part of Atmus’ overall compensation strategy and seeks to provide a level of perquisites appropriate to Atmus. Atmus provides officers company-paid financial counseling services for estate- and tax-planning advice and tax return preparation, supplemental disability coverage, and executive physical examinations. Prior to IPO, as an officer of Cummins, Atmus’ CEO was eligible to use Cummins’ aircraft for reasonable personal use, following a prescribed approval process. In 2023, none of Atmus’ NEOs made personal use of Cummins’ aircraft.
Role of Atmus’ Chief Executive Officer
The TMCC considers performance and determines the compensation of Atmus’ CEO. For officers below the level of Atmus’ CEO, Atmus’ CEO considers a range of market data at the 25th, 50th, and 75th percentile to understand market pay practices. The Atmus’ CEO considers the individual’s performance and makes recommendations to the Atmus TMCC on each executive’s salary, annual incentive target, and long-term incentive target award. This review is expected to occur at the Atmus TMCC meeting in February of each year to provide the earliest opportunity to review and assess individual and corporate performance for the previous year.
The Atmus TMCC evaluates each officer’s compensation relative to the range of market data regarding compensation for similar positions and considers internal equity and the experience, tenure, potential and performance of each officer and modifies and approves, as appropriate, these recommendations.
Role and Independence of Compensation Consultant
In November of 2022, the Atmus TMCC engaged Farient as its independent compensation consultant. Farient also advises the Atmus TMCC on non-employee director compensation. Other than the services provided to the Atmus TMCC, Farient does not provide any other services to Atmus. The Atmus TMCC oversees the work of the consultant and has final authority to hire or terminate any consultant. The Atmus TMCC maintains a formal process to ensure the independence of any executive compensation advisor engaged by the Atmus TMCC, including consideration of all factors relevant to the advisor’s independence from management, including those factors specified by the NYSE listing rules. The Atmus TMCC assessed the independence of Farient in light of those factors and concluded that Farient is an independent compensation advisor.
The Cummins TMCC engaged Farient to advise on Atmus’ compensation programs prior to the Atmus IPO. The Cummins TMCC has also engaged Farient to advise on Cummins’ compensation programs. The roles of Farient and Cummins’ management in connection with the executive compensation process are similar to Atmus’ approach. Cummins TMCC has assessed the independence of Farient and concluded that the work Farient was doing for Atmus or Cummins, as applicable, did not create a conflict of interest.
Annual Compensation Risk Assessment
In designing Atmus’ executive compensation programs for Atmus as a new public company, Atmus’ TMCC believed that Atmus’ initial public company executive compensation package has a balanced executive compensation program that would not drive excessive financial risk-taking, and that risks arising from Atmus’ compensation policies and practices would not be reasonably likely to have a material adverse effect on Atmus.

At the end of 2023, the TMCC conducted a risk assessment of Atmus’ compensation policies and practice in accordance with its planned annual risk assessment. The TMCC evaluated the levels of risk-taking encouraged by Atmus’ compensation arrangements to determine whether they were appropriate in the context of Atmus’ strategic plan and annual budget, compensation objectives, and overall risk profile. The TMCC also reviewed the robust risk-mitigation features of Atmus’ compensation program, the most significant of which are outlined below.
PAY MIX	PERFORMANCE-BASED MEASUREMENT	TIME HORIZON
The three primary elements of Atmus’ executive compensation program are base salary, annual bonus, and long-term incentive compensation. Atmus references the median of the market for its total compensation package. This approach mitigates the need for executives to take significant risks to earn average competitive compensation and also ensures that the interests of Atmus’ executives are closely aligned with those of its shareholders.	The performance goals (Adjusted EBITDA and/or ROIC) set forth in Atmus’ annual bonus and long-term incentive plans are based upon budgeted levels that are reviewed and approved by the TMCC. Atmus believes these goals are challenging yet attainable at their targeted levels without the need to take inappropriate risks, take actions that would violate Atmus’ code of conduct, or make material changes to its long-term business strategy or operations. Payouts under both incentive plans are capped at 200% of target to make it less likely that executives would pursue outsized short-term achievements at the expense of the long term.	Atmus’ long-term incentive plan awards are based on a three-year performance period, which encourages its employees to focus on the sustained growth of Atmus rather than seeking potentially unsustainable short-term gains.
CLAWBACK POLICY	OTHER RISK MITIGATORS	EXCLUSION OF UNUSUAL ITEMS
Consistent with SEC and NYSE requirements, Atmus has implemented a policy that executive officers are subject to recoupment of incentive-based compensation in the event of a qualifying accounting restatement in accordance with Atmus’ recoupment policy, as described below	Atmus will pay incentive compensation only after its audited financial results are complete and the TMCC has confirmed Atmus’ performance results and the associated incentive awards. Additionally, Atmus has stock ownership requirements for all officers that ensure the interests of its leaders and shareholders are aligned. Atmus also prohibits officers from engaging in forms of hedging or monetization transactions involving the establishment of a short position in its securities and from entering into any arrangement that, directly or indirectly, involves the use of its securities as collateral for a loan.	In measuring financial performance under Atmus’ annual short- and long-term incentive plans, the TMCC has discretion to adjust performance results that reflect significant transactions or other unusual items if such events were not anticipated at the time performance targets were initially established. Atmus believes allowing these exclusions ensures its executives will focus on the merits of proposed transactions for Atmus rather than the effect a proposed action may have on incentive compensation.
As a result of its review, the TMCC reconfirmed that Atmus’ initial public company executive compensation package has a balanced executive compensation program that did not drive excessive financial risk-taking, and that risks arising from Atmus’ compensation policies and practices were not reasonably likely to have a material adverse effect on Atmus.
Compensation Recoupment
Atmus’ incentive compensation awards are subject to its compensation recoupment, or “claw back” policy. During 2023, Atmus modified the policy to comply with the SEC’s recently issued regulations and the implementation of stock exchange listing standards. The policy as modified provides that, if Atmus is required to prepare a qualifying accounting restatement, then, unless an exception applies, Atmus will recover reasonably promptly the excess of (i) the amount of incentive-based compensation received by a person who served as a covered officer at any time during the applicable performance period during the three completed years immediately preceding the date Atmus is required to prepare the accounting restatement over (ii) the amount that would have been received had it been determined based on the restated financials.
The policy also provides that, if any of Atmus’ financial statements are required to be materially restated due to the fraudulent actions of any officer, the Atmus TMCC may direct that the recovery of all or a portion of any award or any past or future compensation other than base salary from the responsible officer with respect to any year for which Atmus’ financial results are adversely affected by such restatement.
The policy also authorizes Atmus to recover, reduce or cancel all or a part of any award or any past or future compensation other than base salary paid or awarded to, or earned by, an officer if the officer engages in certain types of conduct specified in the policy and that conduct has caused, or might reasonably be expected to cause, significant reputational or financial harm to Atmus.
Post-Employment Compensation (other than in connection with a change in control)
The Atmus TMCC adopted a severance policy that was implemented following the completion of the IPO. This policy is designed to be consistent with prevailing market practice and good governance guidelines. The policy covers Atmus’ leadership officers, including the NEOs, and provides for the following benefits upon termination of employment without “cause.”
For Atmus’ Chief Executive Officer	For Other Leadership Officers, including NEOs other than the CEO
Severance equal to two years’ salary, paid monthly over two years, plus a pro-rated annual bonus for the year in which termination occurs, calculated at the actual payout factor and paid at the normal time	Severance equal to one year’s salary, paid monthly over one year, plus a pro-rated actual bonus for the year in which termination occurs, calculated at the actual payout factor and paid at the normal time
Health insurance, outplacement service and financial counseling benefits paid during the continuation severance period	Health insurance, outplacement service and financial counseling benefits paid during the continuation severance period
Unvested equity awards are treated in accordance with the governing plan documents and grant agreements. Under the current agreements, unvested equity awards are forfeited in the event of termination without “cause.”
Post-Employment Compensation (in connection with a change in control)
The Atmus TMCC adopted a change in control severance policy for periods following the IPO. This policy is designed to be consistent with prevailing market practice and good governance guidelines. Atmus’ change in control policy covers Atmus’ leadership officers, including the NEOs, and provides for the following benefits upon termination of employment without “cause” or for “good reason” within the 60 days preceding, or the two years following, a change in control.
For Atmus’ Chief Executive Officer	For Atmus’ NEOs Other Than Its CEO
• Severance equal to three times the sum of annual salary plus the annual target bonus • Health insurance, outplacement service and financial counseling benefits	• Severance equal to two times the sum of annual salary plus the annual target bonus • Health insurance, outplacement service and financial counseling benefits

Unvested equity and performance cash awards are treated in accordance with the governing plan documents and grant agreements. Under the Atmus 2022 Omnibus Incentive Plan (the “Atmus Omnibus Plan”), if the awards would not remain in effect following the change in control, then all unvested awards would become vested (at the target level of achievement, for performance awards) at the time of the change in control. If the awards do continue in effect after the change in control, then the awards would vest in full (at the target level of achievement, for performance awards) if the award holder is terminated without “cause” or for “good reason” within the two years following the change in control.
Atmus does not provide tax gross-ups for excise taxes imposed because of the “golden parachute” excise tax provisions of Code Sections 280G and 4999. Atmus instead provides that, if excise taxes are imposed because of the golden parachute excise tax provisions of Code Sections 280G and 4999, Atmus’ change in control compensation will either be cut back to below the level that would trigger the imposition of the excise taxes, or paid in full and be subject to the excise taxes, whichever results in the better after-tax outcome to the affected person.
Stock Ownership Requirements
The Atmus TMCC believes Atmus’ officers should own a significant amount of Atmus’ stock to further link their economic interests to those of Atmus’ shareholders. The Atmus TMCC adopted ownership guidelines for Atmus’ officers that were implemented upon the completion of the IPO. These guidelines are:
Position	Required Value of Company Stock Ownership
Chief Executive Officer	5 times salary
Chief Financial Officer	3 times salary
Chief People Officer	2 times salary
Chief Legal Officer & Corporate Secretary	2 times salary
VP Engine Products	2 times salary
Shares counting toward the guideline include shares owned outright, regardless of how they are acquired, plus 50% of the value of unvested RSUs. Those subject to a guideline are required to hold the after-tax value of shares earned through Atmus’ compensation programs until the guidelines are met. Compliance with the guidelines is evaluated using the then-current stock price at the time of evaluation multiplied by the number of shares counting toward the guidelines.
Pledging and Hedging Policy
Atmus maintains a policy under which its officers and directors are prohibited from engaging in forms of hedging transactions of any kind with respect to Atmus Common Stock. They are also prohibited from entering into any arrangement that, directly or indirectly, involves the pledge of Atmus’ securities or other use of Atmus’ securities as collateral for a loan.

2023 Summary Compensation Table
The Summary Compensation Table and notes show all compensation paid to or earned by Atmus’ NEOs for 2023, generally under Atmus’ compensation programs and plans following the IPO as discussed above, and for 2023 prior to the IPO and for 2022 generally under Cummins’ compensation programs and plans.
Name and Principal Position	Year	Salary(1)	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5)	All Other Compensation(6)	Total
Stephanie J. Disher Chief Executive Officer	2023	$684,201	$—	$6,542,409		$1,182,371	$325,586	$48,933	$8,783,500
	2022	$392,045	$—	$195,012	—	$189,894	$—	$129,942	$906,893
Jack Kienzler Chief Financial Officer	2023	$408,563	$64,688	$1,419,425		$435,617	$47,899	$70,581	$2,446,772
	2022	$272,541	$63,750	$27,260	—	$86,039	$—	$33,077	$482,667
Renee Swan Chief People Officer(7)	2023	$153,030	$122,640	$1,335,801		$137,727	$—	$7,868	$1,757,066

Toni Y. Hickey Chief Legal Officer and Corporate Secretary	2023	$386,204	$25,796	$767,246		$334,142	$53,611	$63,733	$1,630,733
	2022	$332,031	$50,610	$27,260	—	$93,104	$—	$30,680	$533,685
Charles Masters Vice President, Engine Products	2023	$380,121	$30,877	$805,835		$341,050	$56,739	$18,297	$1,632,919
	2022	$311,098	$30,350	$39,981	—	$96,904	$—	$11,885	$490,218

(1)
Jack Kienzler, Toni Y. Hickey and Charles Masters received supplemental payments from August 1, 2022 through the IPO, representing a portion of the difference between their salaries as in effect as of August 1, 2022, and later after receiving divisional salary increases as in effect as of April 1, 2023, and their anticipated higher salaries in connection with the IPO. The payments were made to recognize the executives’ enhanced scope of responsibilities and contributions. The supplemental payments made through December 31, 2022 are included as eligible earnings for computing the 2022 annual bonuses paid in March 2023. The supplemental payments made from January 1, 2023 through the IPO are included as eligible earnings for computing the 2023 annual bonuses to be paid in 2024. The supplemental payments made in 2023 are included in the bonus column for 2023. In 2022, Toni Y. Hickey also received a one-time bonus of $25,000 in recognition of her leadership in Cummins diversity initiatives. Renee Swan received a one-time sign-on bonus of $122,640, payable in February 2024, for the target value of her prorated annual incentive plan from her previous employer that she forfeited upon resignation.

(2)
The Stock Awards column represents the grant date fair value on the grant date, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, which Atmus refers to as ASC Topic 718, for RSUs and PSUs, as applicable, which in 2023 were made pursuant to the Atmus Omnibus Plan. For 2023, stock awards reflect RSUs and PSUs for the regular 2023 LTIP cycle, launch grants and previously awarded equity grants that were converted in 2023. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value of the PSUs is based upon the probable outcome of the performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Topic 718. PSUs that are part of a regular LTIP cycle are earned based on financial performance over a three-year period, and the shares earned are not restricted after the performance period. The maximum values of the PSUs granted in 2023 at the grant date assuming the highest level of performance conditions are attained are as follows: Stephanie J. Disher — $4,220,825; Jack Kienzler — $1,025,067; Renee Swan — $484,830; Toni Y. Hickey —  $527,620; Charles Masters — $527,620. The value shown for 2022 relates entirely to PSUs under Cummins’ Omnibus Plan which are earned based on Cummins’ financial performance over a three-year period and the shares are not restricted after the performance period. The RSUs and

PSUs granted in 2023 as part of the regular 2023 annual long-term incentive program vest on March 1, 2026. The RSUs granted in 2023 as launch grants will vest in equal installments on the third and fourth anniversaries of the IPO. The RSUs granted in 2023 that resulted from the conversion of Cummins performance shares will vest on the regular payment dates after the end of the applicable performance period, and the RSUs granted in 2023 as part of stub cycle awards vest in March following the end of the stub cycle to which they relate. The separate grant date fair value of each of the respective PSU and RSU grants is shown in the “Grants of Plan-Based Awards for 2023” table below. A breakdown of the grant date fair value of equity awards made in 2023 by type of award is summarized below.
Name of Officer	2023 Annual LTI	2023 Launch Grant	Converted Award (2021 – 23 Stub Cycle)	Converted Award (2022 – 24 Stub Cycle)	Off-Cycle Sign-On Equity	Total
Stephanie J. Disher	$3,014,878	$2,968,465	$243,730	$315,337	$—	$6,542,409
Jack Kienzler	$732,184	$593,702	$49,298	$44,241	$—	$1,419,425
Renee Swan	$346,320	$296,839	$—	$—	$692,641	$1,335,801
Toni Y. Hickey	$376,868	$296,839	$49,298	$44,241	$—	$767,246
Charles Masters	$376,868	$296,839	$67,898	$64,229	$—	$805,835

(3)
As described above under the heading “Long-Term Incentive Compensation,” options are not part of Cummins’ or Atmus long-term incentive compensation programs and accordingly no stock option awards were granted to Atmus’ NEOs in 2022 or 2023.

(4)
Atmus’ annual bonuses are performance based, not discretionary, and are therefore included as Non-Equity Incentive Plan Compensation. The amounts shown in this column for 2023 consist of (i) payments that will be made in 2024 under Atmus’ Annual Bonus Plan for 2023 performance and (ii) payments for the performance cash component of Cummins’ long term incentive compensation program that will be made in 2024 based on Cummins’ 2021 – 2023 performance through the IPO date. The payments for each Named Executive Officer from these sources are:

Name of Officer	Annual Bonus Plan	Performance Cash	Total
Stephanie J. Disher	$1,092,062	$90,309	$1,182,371
Jack Kienzler	$417,555	$18,062	$435,617
Renee Swan	$137,727	—	$137,727
Toni Y. Hickey	$316,080	$18,062	$334,142
Charles Masters	$315,764	$25,286	$341,050

(5)
The 2023 aggregate changes in the actuarial present value of each NEO’s benefit under Cummins’ pension plans and the above market earnings on non-qualified deferred compensation are as follows:

	Stephanie J. Disher	Jack Kienzler	Renee Swan	Toni Y. Hickey	Charles Masters
Cummins Pension Plan A (Qualified)	$14,365	$30,565	$—	$35,584	$44,525
Cummins Excess Benefit Plan (Non-qualified)	$21,002	$17,334	$—	$18,027	$12,214
Supplemental Life Insurance and Deferred Income Program (Non-qualified)	$290,219	$—	$—	$—	$—
Sub-total	$325,586	$47,899	$—	$53,611	$56,739
Above-market earnings on non-qualified deferred compensation	$—	$—	$—	$—	$—
TOTAL	$325,586	$47,899	$—	$53,611	$56,739
The amounts shown in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column and in the table immediately above reflect Atmus’ NEOs’ years of credited service under Cummins’ pension plans. The present value of the benefits depends in part on the interest rate used to discount the future benefits under the pension plan to their present value. “Above market” is defined as the amount of earnings that exceeded 120% of the applicable federal long-term rate.

(6)
The amounts in this column represent the cost of all other compensation provided to the NEOs as set forth in the following tables:

2023 All Other Compensation Table
Name of Officer	Company Contributions under Cummins Retirement Savings Plan	Other(1)	Total
Stephanie J. Disher	$12,050	$36,883	$48,933
Jack Kienzler	$12,050	$58,531	$70,581
Renee Swan	$3,265	$4,603	$7,868
Toni Y. Hickey	$12,050	$51,683	$63,733
Charles Masters	$12,050	$6,247	$18,297

(1)
The amounts disclosed in this column represent the costs of financial counseling, tax preparation assistance, executive physical, and other cash allowances provided as a benefit to the NEOs.

(7)
Renee Swan joined Atmus as Chief People Officer effective August 14, 2023.

Grants of Plan-Based Awards for 2023
Name		Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Stock Awards Number of Shares or	Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Units (#)	Options (#)	Awards (#)	Awards ($)(1)
Stephanie J. Disher	Atmus AIP(1)	—		60,670	606,701	1,213,403
	Atmus Performance Cash Award(2)	6/16/23		N/A	90,308	N/A
	Atmus Performance Cash Award(3)	6/16/23		N/A	64,015	N/A
	Atmus PSUs(4)	6/16/23					158	1,581	3,162				$31,351
	Atmus PSUs(5)	6/16/23					579	5,791	11,582				$114,836
	Atmus PSUs(6)	6/30/23					9,401	94,005	188,010				$2,110,412
	Atmus RSU(7)	6/16/23								20,821			$412,880
	Atmus RSU(8)	6/30/23								40,288			$904,466
	Atmus RSU(9)	8/14/23								126,103			$2,968,465
Jack Kienzler	Atmus AIP(1)	—		23,198	231,975	463,950
	Atmus Performance Cash Award(2)	6/16/23		N/A	18,062	N/A
	Atmus Performance Cash Award(3)	6/16/23		N/A	9,145	N/A
	Atmus PSUs(4)	6/16/23					32	320	640				$6,346
	Atmus PSUs(5)	6/16/23					81	808	1,616				$16,023
	Atmus PSUs(6)	6/30/23					2,283	22,830	45,660				$512,534
	Atmus RSU(7)	6/16/23								3,589			$71,170
	Atmus RSU(8)	6/30/23								9,784			$219,651
	Atmus RSU(9)	8/14/23								25,221			$593,702
Renee Swan	Atmus AIP(1)	—		7,652	76,515	153,030
	Atmus PSUs(6)	8/14/23					1,030	10,298	20,596				$242,415
	Atmus RSU(8)	8/14/23								4,414			$103,906
	Atmus RSU(9)	8/14/23								12,610			$296,839
	Atmus RSU(10)									29,424			$692,641
Toni Y. Hickey	Atmus AIP(1)	—		17,560	175,600	351,200
	Atmus Performance Cash Award(2)	6/16/23		N/A	18,062	N/A
	Atmus Performance Cash Award(3)	6/16/23		N/A	9,145	N/A
	Atmus PSUs(4)	6/16/23					32	320	640				$6,346
	Atmus PSUs(5)	6/16/23					81	808	1,616				$16,023
	Atmus PSUs(6)	6/30/23					1,175	11,751	23,502				$263,810
	Atmus RSU(7)	6/16/23								3,589			$71,170
	Atmus RSU(8)	6/30/23								5,036			$113,058
	Atmus RSU(9)	8/14/23								12,610			$296,839
Charles Masters	Atmus AIP(1)	—		17,542	175,424	350,849
	Atmus Performance Cash Award(2)	6/16/23		N/A	25,286	N/A
	Atmus Performance Cash Award(3)	6/16/23			12,803
	Atmus PSUs(4)	6/16/23					44	440	880				$8,725
	Atmus PSUs(5)	6/16/23					119	1,185	2,370				$23,499
	Atmus PSUs(6)	6/30/23					1,175	11,751	23,502				$263,810
	Atmus RSU(7)	6/16/23								5,038			$99,904
	Atmus RSU(8)	6/30/23								5,036			$113,058
	Atmus RSU(9)	8/14/23								12,610			$296,839

(1)
NEOs participate in Atmus’ annual bonus plan, as described in the Compensation Discussion and Analysis. The payout is calculated based on a formula approved by the Atmus TMCC annually. Each participant is assigned a target award as a percent of salary. For purposes of this plan, Atmus’ performance is measured by adjusted EBITDA as defined by the annual bonus plan. The annual bonus is calculated as follows:

(annual bonus) equals (annual base salary and other eligible compensation paid for calendar year) times (target bonus percentage assigned to each NEO) times (payout factor).
The payout factor could range from zero to 2.0, in increments of 0.1.
(2)
Cash performance award representing cash payout pursuant to the Cummins’ 2021 – 2023 long-term incentive compensation plan cycle based on Cummins’ actual achievement of its ROIC and EBITDA goals from the beginning of the plan cycle to the completion of the IPO. Atmus will pay out the pro-rated performance cash after the end of the original performance cycle.

(3)
Cash performance award representing cash payout pursuant to the Cummins’ 2022 – 2024 long-term incentive compensation plan cycle based on Cummins’ actual achievement of its ROIC and EBITDA goals from the beginning of the plan cycle to the completion of the IPO. Atmus will pay out the pro-rated performance cash after the end of the original performance cycle.

(4)
Atmus granted PSUs for the post-IPO stub period for the Cummins’ 2021 – 2023 long-term incentive compensation plan cycle. The number of PSUs earned for the 2021 – 2023 stub cycle was based 100% on Atmus’ Adjusted EBITDA for the stub cycle period.

(5)
Atmus granted PSUs for the post-IPO stub period for the Cummins’ 2022 – 2024 long-term incentive compensation plan cycle. The number of PSUs earned for the 2022 – 2024 stub cycle will be based 100% on Atmus’ Adjusted EBITDA for the stub cycle period.

(6)
Atmus granted PSUs for the 2023 – 2025 performance period. The number of PSUs earned for the 2023 – 2025 performance cycle will be based 50% on Atmus’ 3-year cumulative Adjusted EBITDA and 50% on Atmus’ 3-year average ROIC.

(7)
Atmus granted RSUs under the Atmus Omnibus Plan relating to Atmus Common Stock, representing a portion of the remaining value of the Cummins long-term incentives for the 2021-23 and 2022-24 performance cycles held by the NEO under the Cummins 2012 Omnibus Incentive Plan (the “Cummins Omnibus Plan”) at the time of Atmus’ IPO. The RSUs will vest on the same schedule as the Cummins long-term incentive awards to which they relate.

(8)
Atmus granted RSUs under the Atmus Omnibus Plan as part of Atmus’ 2023 annual long-term incentive compensation program. Each RSU that vests will be settled with one share of Atmus Common Stock following the vesting date of March 1, 2026.

(9)
Atmus made launch grants of RSUs in connection with its IPO under the Atmus Omnibus Plan that vest in equal installments on the third and fourth anniversaries of the IPO. Each RSU that vests will be settled with one share of Atmus Common Stock.

Outstanding Equity Awards at 2023 Year-End
The Atmus closing stock price of $23.49 and the Cummins closing stock price of $239.57 on December 29, 2023 were used to calculate the values in the table below.
		Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Name	Nature of Award	Exercisable	Unexercisable
Stephanie J. Disher	Cummins Option Award	750(1)		$142.12	5/26/2028
	Cummins Option Award	860(2)		$163.43	5/26/2028
	Cummins Option Award	610(3)		$160.10	4/3/2028
	Atmus RSU Award					20,281(4)	$489,085
	Atmus RSU Award					40,288(5)	$946,365
	Atmus RSU Award					126,103(6)	$2,962,159
	Atmus PSU Award							1,581(7)	$37,138
	Atmus PSU Award							5,791(8)	$136,031
	Atmus PSU Award							94,005(9)	$2,208,177
Jack Kienzler	Cummins Option Award	530(1)		$142.12	5/26/2028
	Cummins RSU Award					17(10)	$4,073
	Atmus RSU Award					3,589(4)	$84,306
	Atmus RSU Award					9,784(5)	$229,826
	Atmus RSU Award					25,221(6)	$592,441
	Atmus PSU Award							320(7)	$7,517
	Atmus PSU Award							808(8)	$18,980
	Atmus PSU Award							22,830(9)	$536,277
Renee Swan	Atmus RSU Award					4,414(5)	$103,685
	Atmus RSU Award					12,610(6)	$296,209
	Atmus RSU Award					29,424(11)	$691,170
	Atmus PSU Award							10,298(9)	$241,900
Toni Y. Hickey	Cummins Option Award	530(1)		$142.12	5/26/2028
	Cummins RSU Award					17(10)	$4,073
	Atmus RSU Award					3,589(4)	$84,306
	Atmus RSU Award					5,036(5)	$118,296
	Atmus RSU Award					12,610(6)	$296,209
	Atmus PSU Award							320(7)	$7,517
	Atmus PSU Award							808(8)	$18,980
	Atmus PSU Award							11,751(9)	$276,031
	Atmus PSU Award

		Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Name	Nature of Award	Exercisable	Unexercisable
Charles Masters	Cummins Option Award	750(1)		$142.12	5/26/2028
	Cummins Option Award	860(2)		$163.43	5/26/2028
	Cummins Option Award	610(3)		$160.10	4/3/2028
	Cummins Option Award	815(12)		$149.72	4/3/2027
	Cummins Option Award	1,550(13)		$109.09	4/4/2026
	Cummins Option Award	720(14)		$136.82	4/2/2025
	Cummins Option Award	100(16)		$134.96	2/10/2025
	Cummins Option Award	350(17)		$149.34	4/2/2024
	Cummins RSU Award					17(10)	$4,073
	Atmus RSU Award					5,038(4)	$118,343
	Atmus RSU Award					5,036(5)	$118,296
	Atmus RSU Award					12,610(6)	$296,209
	Atmus PSU Award							440(7)	$10,336
	Atmus PSU Award							1,185(8)	$27,836
	Atmus PSU Award							11,751(9)	$276,031

(1)
These stock options were granted on April 6, 2020 and vested and became exercisable with respect to all of the underlying shares of Cummins Common Stock on the third anniversary of the grant date, or upon the recipient’s earlier retirement, death, or disability, so long as the recipient is continuously employed by Atmus or a subsidiary until such a date or event.

(2)
These stock options were granted on April 4, 2019 and vested and became exercisable with respect to all of the underlying shares of Cummins Common Stock on the third anniversary of the grant date, or upon the recipient’s earlier retirement, death, or disability, so long as the recipient is continuously employed by Atmus or a subsidiary until such a date or event.

(3)
These stock options were granted on April 3, 2018 and vested and became exercisable with respect to all of the underlying shares of Cummins Common Stock on the third anniversary of the grant date.

(4)
These RSUs were granted on June 16, 2023 under the Atmus Omnibus Plan relating to Atmus Common Stock, representing a portion of the remaining value of the Cummins long-term incentives for the 2021 – 23 and 2022 – 24 performance cycles held by the NEO under the Cummins Omnibus Plan at the time of the IPO. The RSUs will vest on the same schedule as the Cummins long-term incentive awards to which they relate.

(5)
These RSUs were granted on June 30, 2023 (except for Renee Swan, whose RSUs were granted on her hire date of August 14, 2023) under the Atmus Omnibus Plan as part of Atmus’ 2023 annual long-term incentive compensation program and vest on March 15, 2026. Each RSU that vests will be settled with one share of Atmus Common Stock.

(6)
These RSUs were granted on August 14, 2023 under the Atmus Omnibus Plan as off-cycle grants and vest in two equal installments on May 30, 2026 and May 30, 2027. Each RSU that vests will be settled with one share of Atmus Common Stock.

(7)
These PSUs were granted on June 16, 2023 for the 2021 – 2023 stub cycle period representing the remaining value of performance awards granted under the Cummins Omnibus Plan for the performance period 2021 – 2023. The number of PSUs is represented at target. The PSUs earned will be settled in shares in March 2024.
(8)
These PSUs were granted on June 16, 2023 for the 2022 – 2024 stub cycle period representing the remaining value of performance awards granted under the Cummins Omnibus Plan for the performance period 2022 – 2024. The number of PSUs is represented at target. The PSUs earned will be settled in shares in March 2025.

(9)
These PSUs were granted on June 30, 2023 (except for Renee Swan, whose PSUs were granted on her hire date of August 14, 2023) for the 2023 – 2025 performance period. The number of PSUs is represented at target. The performance shares will be awarded in March 2026.

(10)
These RSUs were granted on October 3, 2022 as part of a Cummins broad-based retention grant for employees in select job grades (excluding Cummins officers) and will ratably vest on the first, second, and third anniversary of grant. Any unvested units as of the time of the split-off will convert into Atmus and RSUs and vest on the original schedule.

(11)
These RSUs were granted on August 14, 2023 under the Atmus Omnibus Plan as an off cycle grant as part of employment offer to make up for forfeited equity from resignation from the prior employer and vest in three equal installments on the first, second and third anniversary of date of grant. Each RSU that vests will be settled with one share of Atmus Common Stock.

(12)
These stock options were granted on April 3, 2017 and vested and became exercisable with respect to all of the underlying shares of Cummins Common Stock on the third anniversary of the grant date.

(13)
These stock options were granted on April 4, 2016 and vested and became exercisable with respect to all of the underlying shares of Cummins Common Stock on the third anniversary of the grant date.

(14)
These stock options were granted on April 2, 2015 and vested and became exercisable with respect to all of the underlying shares of Cummins Common Stock on the third anniversary of the grant date.

(15)
These stock options were granted on February 10, 2014 and were fully vested upon grant.

(16)
These stock options were granted on April 2, 2014 and vested and became exercisable with respect to all of the underlying shares of Cummins Common Stock on the third anniversary of the grant date.

Option Exercises and Stock Vested During 2023
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Stephanie J. Disher	—	—	144(3)	35,886.(4)
Jack Kienzler	—	—	99(3)	24,672(4)
			8(5)	1,791(6)
Renee Swan	—	—	—	—
Toni Y. Hickey	—	—	99(3)	24,672(4)
			8(5)	1,791(6)
Charles Masters	—	—	144(3)	35,886(4)
			8(5)	1,791(6)

(1)
Represents the gross number of shares acquired upon exercise of vested Cummins options without taking into account any shares that may be withheld to cover option exercise price or applicable tax obligations.

(2)
Represents the value of exercised Cummins options calculated by multiplying (i) the number of shares of Cummins Common Stock to which the exercise of the option related, by (ii) the difference between the per share unadjusted closing price of Cummins Common Stock on the NYSE on the date of exercise and the exercise price of the options.

(3)
Target awards of Cummins performance shares were granted in April 2020 to be earned in a multiple ranging from zero to two times the target award, based on Cummins’ performance during 2020 – 2022.

These performance shares were earned and became vested on March 1, 2023. The number of shares disclosed represents the gross number of shares acquired upon vesting without taking into account any shares that may be withheld to cover applicable tax obligations.
(4)
The value realized on vesting for the Cummins performance shares was calculated using the unadjusted closing price of Cummins Common Stock on March 1, 2023 ($249.21).

(5)
Represents the gross number of Cummins shares acquired upon partial vesting of Cummins RSUs granted on October 3, 2022 without taking into account any shares that may be withheld to cover applicable tax obligations.

(6)
The value realized on vesting for the Cummins restricted share units was calculated using the unadjusted closing price of Cummins Common Stock on October 3, 2023 ($223.90).

Pension Benefits for 2023
Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Stephanie J. Disher	Cummins Pension Plan (Qualified)	10	$32,481	$—
	Excess Benefit Retirement Plan (Non-qualified)	10	$38,213	$—
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	10	$646,302	$—
Jack Kienzler	Cummins Pension Plan (Qualified)	10	$107,396	$—
	Excess Benefit Retirement Plan (Non-qualified)	10	$18,952	$—
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	10	$—	$—
Renee Swan	Cummins Pension Plan (Qualified)	0	$—	$—
	Excess Benefit Retirement Plan (Non-qualified)	0	$—	$—
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	0	$—	$—
Toni Y. Hickey	Cummins Pension Plan (Qualified)	11	$179,047	$—
	Excess Benefit Retirement Plan (Non-qualified)	11	$63,472	$—
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	11	$—	$—
Charles Masters	Cummins Pension Plan (Qualified)	20	$280,479	$—
	Excess Benefit Retirement Plan (Non-qualified)	20	$25,671	$—
	Supplemental Life Insurance and Deferred Income Plan (Non-qualified)	20	$—	$—
2023 Nonqualified Deferred Compensation
None of Atmus’ NEOs have participated in any non-qualified deferred compensation plans prior to December 31, 2023.
Potential Payments Upon Termination or Change of Control as of 2023 Year-End
The following section provides information relating to payments and other benefits to which Atmus’ NEOs may become entitled upon a qualifying termination of employment or change of control of Atmus.
Potential Payments Upon Termination of Employment Not in Connection With a Change of Control
The following narrative and tables summarize arrangements under which payments may be made to Atmus’ NEOs in the event of a termination of employment other than in connection with a change of control.

Severance Policy
As previously disclosed, the Atmus TMCC adopted a severance policy that was implemented following the completion of the IPO. This policy is designed to be consistent with prevailing market practice and good governance guidelines. The policy covers Atmus’ leadership officers, including the NEOs, and provides the following benefits to Atmus’ NEOs upon termination of employment without “cause” other than in connection with a change of control:
For Atmus’ Chief Executive Officer	For Other Leadership Officers, including NEOs other than the CEO

•
Severance equal to two years’ salary, paid monthly over two years, plus a pro-rated annual bonus for the year in which termination occurs, calculated at the actual payout factor and paid at the normal time

•
Severance equal to one year’s salary, paid monthly over one year, plus a pro-rated actual bonus for the year in which termination occurs, calculated at the actual payout factor and paid at the normal time

• Health insurance, outplacement service and financial counseling benefits paid during the salary continuation period	• Health insurance, outplacement service and financial counseling benefits paid during the salary continuation period
“Cause” is defined for this purpose generally as (1) a material violation of the provisions of certain agreements or an applicable code of ethics or other policy; (2) gross negligence or willful misconduct, or refusal to perform duties and responsibilities; (3) conduct that brings, or is reasonably likely to bring, Atmus or an affiliate negative publicity or cause financial or reputational harm; (4) an act of dishonesty or disloyalty involving Atmus or an affiliate; (5) violation of any law in connection with employment or service; (6) breach of a fiduciary duty; (7) embezzlement, misappropriation or fraud; or (8) conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony or a crime that constitutes a misdemeanor involving moral turpitude.
Long-Term Incentive Awards
As described elsewhere in this prospectus, Atmus has granted to its NEOs awards of PSUs and RSUs that generally require continued employment or service for vesting to occur, subject to limited exceptions. These exceptions are described below.
Retirement
Upon a qualifying retirement, an award holder’s PSUs and RSUs will generally be prorated based on the number of months of active service in the vesting or performance period, and the prorated PSUs will be earned following the end of the performance period using the actual payout factor.
A qualifying retirement is defined for this purpose generally as (1) retirement at any age with at least 30 years of credited service, (2) retirement at age 55 or older with at least five years of credited service or (3) retirement at age 65 regardless of the number of years of credited service. None of Atmus’ NEOs was eligible for a qualifying retirement as of December 31, 2023.
Death or Disability
Upon the award holder’s death or disability prior to vesting, PSUs and RSUs will generally be prorated based on the number of months of active service in the performance period, and the prorated PSUs will be earned using a payout factor determined by the timing of the death or disability in the performance period:
Death or Disability Occurring During:	Payout Factor
Year 1 of Performance Period	Target
Year 2 of Performance Period	Year 1 PSUs’ payout factor will be based on actual performance results for year 1; the payout factor for the remaining portion of the pro rata PSUs will be target
Year 3 of Performance Period	Actual payout factor for the full performance period

As an exception to the general pro rata treatment, Atmus RSUs granted in replacement of Cummins’ long-term incentive awards in connection with the IPO will vest in full on death or disability. “Disability” is defined for this purpose as eligibility for benefits under Atmus’ long-term disability plan.
Payments and other benefits to each of Atmus’ NEOs under the arrangements described above, assuming that the triggering event occurred on December 31, 2023 and that the value of Atmus’ Common Stock was $23.49, the closing price on the last day of 2023, are estimated in the table below. Only payments or other benefits that would be accelerated or otherwise enhanced as a result of the triggering event are included in the table below. Awards that would be forfeited or not paid upon the triggering event, or that were already fully vested as of December 31, 2023, are either not included in the table below or are shown as having no value in connection with the triggering event. All awards from the 2021-23 stub cycle grants have been excluded from the following tables because they were granted in replacement of awards that related to a performance period that ended on December 31, 2023. None of the NEOs are eligible for retirement as of December 31, 2023 and the Qualifying Retirement column has been omitted in the tables below.
Stephanie J. Disher	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Death	Disability
Severance	$—	$1,600,000	$—	$—	$—
Annual Bonus	—	$800,000	—	—	—
Health Insurance Continuation	—	$30,576	—	—	—
Outplacement	—	$10,620	—	—	—
Financial Counseling	—	$30,000	—	—	—
Accelerated or Continued Vesting of Long-Term Incentive Awards:(1)	—	—	—	—	—
PSUs for 2022 – 2024 Stub Cycle(2)	—	—	—	$90,687	$90,687
PSUs for 2023 – 2025 Cycle(3)	—	—	—	$736,059	$736,059
Performance Cash for 2022 – 2024 Stub Cycle	—	—	—	$64,015	$64,015
RSU Launch Grants	—	—	—	$2,962,159	$2,962,159
RSUs for 2023 – 2025 Cycle	—	—	—	$315,455	$315,455
RSUs in Replacement of Outstanding Cummins 2022 – 2024 Cycle Performance Shares	—	—	—	$237,507	$237,507
Aggregate Payments and Benefits	$—	$2,471,196	$—	$4,405,883	$4,405,883

(1)
Since the entire 2021 – 2023 award cycle was completed as of the assumed December 31, 2023 date of the termination, all active participants would have been entitled to the payment at the normal time in March 2024. Since there would be no special acceleration, no amounts for these PSUs are shown on the tables.

(2)
Since the termination event is assumed to occur on December 31, 2023, which was the end of the second year of the 2022 – 2024 award cycle, for purposes of this table, two-thirds of the target awards for the 2022 – 2024 award cycle, assuming a payout factor of 1.0, is shown as payable under a qualifying retirement, death, and disability. In the event of an actual termination, the actual payout factor would be applied for all periods on a qualifying retirement and for completed years on death and disability.

(3)
Since the termination event is assumed to occur on December 31, 2023, which was the end of the first year of the 2023 – 2025 award cycle, for purposes of this table, one-third of the target awards for the 2023 – 2025 award cycle, assuming a payout factor of 1.0, is shown as payable under a qualifying retirement, death, and disability. In the event of an actual termination, the actual payout factor would be applied for all periods on a qualifying retirement and for completed years on death and disability.

Jack Kienzler	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Death	Disability
Severance	$—	$480,000	$—	$—	$—
Annual Bonus	—	$288,000	—	—	—
Health Insurance Continuation	—	$15,288	—	—	—
Outplacement	—	$5,310	—	—	—
Financial Counseling	—	$15,000	—	—	—
Accelerated or Continued Vesting of Long-Term Incentive Awards:(1)	—	—	—	—
PSUs for 2022 – 2024 Stub Cycle(2)	—	—	—	$12,653	$12,653
PSUs for 2023 – 2025 Cycle(3)	—	—	—	$178,759	$178,759
Performance Cash for 2022 – 2024 Stub Cycle	—	—	—	$9,145	$9,145
RSU 2022 Cares Award	—	—	—	$4,073	$4,073
RSU Launch Grants	—	—	—	$592,441	$592,441
RSUs for 2023 – 2025 Cycle	—	—	—	$76,609	$76,609
RSUs in Replacement of Outstanding Cummins 2022 – 2024 Cycle Performance Shares	—	—	—	$33,426	$33,426
Aggregate Payments and Benefits	$—	$803,598	$—	$907,106	$907,106

(1)
Since the entire 2021 – 2023 award cycle was completed as of the assumed December 31, 2023 date of the termination, all active participants would have been entitled to the payment at the normal time in March 2024. Since there would be no special acceleration, no amounts for these PSUs are shown on the tables.

(2)
Since the termination event is assumed to occur on December 31, 2023, which was the end of the second year of the 2022 – 2024 award cycle, for purposes of this table, two-thirds of the target awards for the 2022 – 2024 award cycle, assuming a payout factor of 1.0, is shown as payable under a qualifying retirement, death, and disability. In the event of an actual termination, the actual payout factor would be applied for all periods on a qualifying retirement and for completed years on death and disability.

(3)
Since the termination event is assumed to occur on December 31, 2023, which was the end of the first year of the 2023 – 2025 award cycle, for purposes of this table, one-third of the target awards for the 2023 – 2025 award cycle, assuming a payout factor of 1.0, is shown as payable under a qualifying retirement, death, and disability. In the event of an actual termination, the actual payout factor would be applied for all periods on a qualifying retirement and for completed years on death and disability.

Renee Swan	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Death	Disability
Severance	$—	$400,000	$—	$—	$—
Annual Bonus	—	$200,000	—	—	—
Health Insurance Continuation	—	$15,288	—	—	—
Outplacement	—	$5,310	—	—	—
Financial Counseling	—	$15,000	—	—	—
Accelerated or Continued Vesting of Long-Term Incentive Awards:(1)	—	—	—	—	—
PSUs for 2022 – 2024 Stub Cycle(2)	—	—	—	—	—
PSUs for 2023 – 2025 Cycle(3)	—	—	—	$80,633	$80,633
Performance Cash for 2022 – 2024 Stub Cycle	—	—	—	—
RSU 2023 Sign-On Grant	—	—	—	$175,992	$175,992
RSU Launch Grants	—	—	—	$296,209	$296,209
RSUs for 2023 – 2025 Cycle	—	—	—	$14,401	$14,401
RSUs in Replacement of Outstanding Cummins 2022 – 2024 Cycle Performance Shares	—	—	—	—	—
Aggregate Payments and Benefits	$—	$635,598	$—	$567,235	$567,235

(1)
Since the entire 2021 – 2023 award cycle was completed as of the assumed December 31, 2023 date of the termination, all active participants would have been entitled to the payment at the normal time in March 2024. Since there would be no special acceleration, no amounts for these PSUs are shown on the tables.

(2)
Since the termination event is assumed to occur on December 31, 2023, which was the end of the second year of the 2022 – 2024 award cycle, for purposes of this table, two-thirds of the target awards for the 2022 – 2024 award cycle, assuming a payout factor of 1.0, is shown as payable under a qualifying retirement, death, and disability. In the event of an actual termination, the actual payout factor would be applied for all periods on a qualifying retirement and for completed years on death and disability.

(3)
Since the termination event is assumed to occur on December 31, 2023, which was the end of the first year of the 2023 – 2025 award cycle, for purposes of this table, one-third of the target awards for the 2023 – 2025 award cycle, assuming a payout factor of 1.0, is shown as payable under a qualifying retirement, death, and disability. In the event of an actual termination, the actual payout factor would be applied for all periods on a qualifying retirement and for completed years on death and disability.

Toni Y. Hickey	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Death	Disability
Severance	$—	$416,000	$—	$—	$—
Annual Bonus	—	$208,000	—	—	—
Health Insurance Continuation	—	$15,288	—	—	—
Outplacement	—	$5,310	—	—	—
Financial Counseling	—	$15,000	—	—	—
Accelerated or Continued Vesting of Long-Term Incentive Awards:(1)	—	—	—	—	—
PSUs for 2022 – 2024 Stub Cycle(2)	—	—	—	$12,653	$12,653
PSUs for 2023 – 2025 Cycle(3)	—	—	—	$92,010	$92,010
Performance Cash for 2022 – 2024 Stub Cycle	—	—	—	$9,145	$9,145
RSU 2022 Cares Award	—	—	—	$4,073	$4,073
RSU Launch Grants	—	—	—	$296,209	$296,209
RSUs for 2023 – 2025 Cycle	—	—	—	$39,432	$39,432
RSUs in Replacement of Outstanding Cummins 2022 – 2024 Cycle Performance Shares	—	—	—	$33,426	$33,426
Aggregate Payments and Benefits	$—	$659,598	$—	$486,948	$486,948

(1)
Since the entire 2021 – 2023 award cycle was completed as of the assumed December 31, 2023 date of the termination, all active participants would have been entitled to the payment at the normal time in March 2024. Since there would be no special acceleration, no amounts for these PSUs are shown on the tables.

(2)
Since the termination event is assumed to occur on December 31, 2023, which was the end of the second year of the 2022 – 2024 award cycle, for purposes of this table, two-thirds of the target awards for the 2022 – 2024 award cycle, assuming a payout factor of 1.0, is shown as payable under a qualifying retirement, death, and disability. In the event of an actual termination, the actual payout factor would be applied for all periods on a qualifying retirement and for completed years on death and disability.

(3)
Since the termination event is assumed to occur on December 31, 2023, which was the end of the first year of the 2023 – 2025 award cycle, for purposes of this table, one-third of the target awards for the 2023 – 2025 award cycle, assuming a payout factor of 1.0, is shown as payable under a qualifying retirement, death, and disability. In the event of an actual termination, the actual payout factor would be applied for all periods on a qualifying retirement and for completed years on death and disability.

Charles Masters	Voluntary Termination	Involuntary Not-for-Cause Termination	Termination for Cause	Death	Disability
Severance	$—	$417,000	$—	$—	$—
Annual Bonus	—	$208,500	—	—	—
Health Insurance Continuation	—	$15,288	—	—	—
Outplacement	—	$5,310	—	—	—
Financial Counseling	—	$15,000	—	—	—
Accelerated or Continued Vesting of Long-Term Incentive Awards:(1)	—	—	—	—	—
PSUs for 2022 – 2024 Stub Cycle(2)	—	—	—	$18,557	$18,557
PSUs for 2023 – 2025 Cycle(3)	—	—	—	$92,010	$92,010
Performance Cash for 2022 – 2024 Stub Cycle	—	—	—	$12,803	$12,803
RSU 2022 Cares Award	—	—	—	$4,073	$4,073
RSU Launch Grants	—	—	—	$296,209	$296,209
RSUs for 2023 – 2025 Cycle	—	—	—	$39,432	$39,432
RSUs in Replacement of Outstanding Cummins 2022 – 2024 Cycle Performance Shares	—	—	—	$48,248	$48,248
Aggregate Payments and Benefits	$—	$661,098	$—	$511,332	$511,332

(1)
Since the entire 2021 – 2023 award cycle was completed as of the assumed December 31, 2023 date of the termination, all active participants would have been entitled to the payment at the normal time in March 2024. Since there would be no special acceleration, no amounts for these PSUs are shown on the tables.

(2)
Since the termination event is assumed to occur on December 31, 2023, which was the end of the second year of the 2022 – 2024 award cycle, for purposes of this table, two-thirds of the target awards for the 2022 – 2024 award cycle, assuming a payout factor of 1.0, is shown as payable under a qualifying retirement, death, and disability. In the event of an actual termination, the actual payout factor would be applied for all periods on a qualifying retirement and for completed years on death and disability.

(3)
Since the termination event is assumed to occur on December 31, 2023, which was the end of the first year of the 2023 – 2025 award cycle, for purposes of this table, one-third of the target awards for the 2023 – 2025 award cycle, assuming a payout factor of 1.0, is shown as payable under a qualifying retirement, death, and disability. In the event of an actual termination, the actual payout factor would be applied for all periods on a qualifying retirement and for completed years on death and disability.

Potential Payments Upon Change of Control or a Termination of Employment in Connection With a Change of Control
The following narrative and tables summarize the arrangements under which payments may be made to Atmus’ NEOs in the event of a termination of employment in connection with a change of control.
Change of Control Severance Policy
As previously disclosed, Atmus has adopted a change of control severance policy following the IPO that is designed to be consistent with prevailing market practice and good governance guidelines.
Atmus’ change of control severance policy covers Atmus leadership officers, including Atmus’ NEOs, and provides for the following benefits upon termination of employment without “cause” or for “good reason” within the 60 days preceding, or the two years following, the change of control.

For Atmus’ Chief Executive Officer	For Atmus’ NEOs Other Than the CEO
• Severance equal to three times the sum of annual salary plus the annual target bonus	• Severance equal to two times the sum of annual salary plus the annual target bonus
• Health insurance, outplacement service and financial counseling benefits	• Health insurance, outplacement service and financial counseling benefits
“Cause” is defined for this purpose generally as (1) willful and continued failure to perform substantially the executive’s duties (other than any such failure resulting from incapacity due to physical or mental illness), or (2) conviction of a felony.
“Good reason” is defined for this purpose generally as (1) the assignment of duties inconsistent with the executive’s position, authority, duties or responsibilities, or any other action by Atmus that results in a diminution in such position, authority, duties or responsibilities, excluding certain actions that are remedied promptly after receipt of notice, (2) a required relocation of the principal place of work to a location that would substantially increase the commute or requirement to travel to a substantially greater extent than prior to the change of control, (3) a reduction in salary or participation level or opportunity in any bonus or other incentive compensation plan or program, or (4) Atmus’ material breach of any provision of the change of control severance policy.
“Change of control” is defined for this purpose generally as (1) the consummation of (a) certain mergers or similar forms of corporate transactions, or (b) certain dispositions of all or substantially all of Atmus’ assets, unless there is more than 50% continuity in ownership following the transaction, (2) approval by Atmus’ shareholders of any plan or proposal for the complete liquidation or dissolution of Atmus, (3) certain persons becoming the beneficial owners of 25% or more of the combined voting power of Atmus’ outstanding securities, (4) certain changes in the majority of Atmus’ incumbent directors during a period of two years (excluding any changes that are not approved by a majority of the incumbent directors) or (5) any other event that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act.
Long-Term Incentive Awards
As described elsewhere in this registration statement, Atmus has granted to its NEOs awards of PSUs and RSUs. Upon a change of control, these awards would be treated in accordance with the governing plan documents and grant agreements. Under the current plan document, if the awards would not be continued, assumed or replaced with the same type of award with similar terms and conditions, then all outstanding awards would be cancelled in exchange for a cash payment equal to the value of the vested and unvested awards (at the target level of achievement, for performance awards) at the time of the change of control. If the awards are continued, assumed or replaced, then the awards would vest in full (at the target level of achievement, for performance awards) only if the award holder is terminated without “cause” or for “good reason” within the 24 months following the change of control.
The purposes of these benefits are to encourage Atmus’ key executives to concentrate on taking actions that are in the best interests of Atmus’ shareholders without regard to whether such actions may ultimately have an adverse impact on their job security, and to enable key executives to provide objective advice on any potential change of control without undue concern for their personal financial situations.
Atmus does not provide tax gross-ups for excise taxes imposed because of the “golden parachute” excise tax provisions of Code Sections 280G and 4999. Atmus instead provides that, if excise taxes are imposed because of the golden parachute excise tax provisions of Code Sections 280G and 4999, change of control compensation will either be cut back to below the level that would trigger the imposition of the excise taxes, or paid in full and be subject to the excise taxes, whichever results in the better after-tax outcome to the affected person.
Payments and other benefits to each of Atmus’ NEOs under these arrangements, assuming that the triggering events occurred on December 31, 2023 and that the value of Atmus’ common stock was $23.49, the closing price on the last trading day of 2023, are estimated in the table below. Only payments or other benefits that would be accelerated or otherwise enhanced as a result of the triggering event are included. Awards that would be forfeited or not paid upon the triggering event, or that were already fully vested as of

December 31, 2023, are either not included in the table below or are shown as having no value in connection with the triggering event. Amounts actually received, should any of the triggering events occur, may vary.
The following table sets forth the payments that would have been paid to Atmus’ NEOs in the event their employment was terminated on December 31, 2023, in connection with a change of control:
Payments	Stephanie J. Disher	Jack Kienzler	Renee Swan	Toni Y. Hickey	Charles Masters
Severance	$4,800,000	$1,536,000	$1,200,000	$1,248,000	$1,251,000
Unvested Stock Option Spread	$—	$—	$—	$—	$—
Unvested Restricted Stock	$4,146,032	$859,766	$1,091,064	$452,004	$466,826
Unvested Performance Cash Plan	$64,015	$9,145	$—	$9,145	$12,803
Unvested Performance Share Plan	$2,344,208	$555,257	$241,900	$295,011	$303,867
Retirement Benefit Payment	$1,223,656	$—	$—	$—	$—
Health Insurance	$45,864	$30,576	$30,576	$30,576	$30,576
Outplacement Service	$15,930	$10,620	$10,620	$10,620	$10,620
Financial Counseling Benefit	$45,000	$30,000	$30,000	$30,000	$30,000
Reduction due to Best Net of Taxes Provision	$—	$—	$—	$(248,931)	$—
Aggregate Payments	$12,684,705	$3,031,364	$2,604,160	$1,826,424	$2,105,691
CEO Pay Ratio
As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations of the Exchange Act implementing Section 953(b), the ratio of the compensation of Atmus’ CEO compared to the compensation of Atmus’ median employee in 2023 is set forth below.
Ms. Disher’s compensation (as reported in the Summary Compensation Table) for 2023 was 206 times the similarly calculated compensation of Atmus’ median employee. The compensation amounts used to calculate the ratio are as follows:
2023 Annual Total Compensation
S. Disher	$8,783,500
Median Employee	$42,729
To identify Atmus’ median employee, Atmus began by reviewing the 2023 annual base salary and hourly wages plus target variable compensation (target total cash compensation) of all Atmus employees globally, including all full-time and part-time employees who were on Atmus’ payroll as of December 31, 2023. Approximately 36% of the headcount is located in the U.S. Atmus used the annual base salaries or hourly wages including those of permanent employees who had been employed by Atmus for less than the full year. Atmus converted the annual target total cash compensation of all employees to United States dollars to aid in the identification of the median employee. Atmus selected the median employee from among a group of employees with the same target total cash compensation. For 2023, the CEO pay ratio includes the value of the CEO’s one-time launch grant with a grant date fair value of $2,968,465 and the converted long-term incentive awards from the 2021 – 23 and 2022 – 24 cycles with a grant date fair value of $713,390. Excluding the grant date fair values of the one-time launch grant and the converted long-term incentives awards from the 2021 – 23 and 2022 – 24 cycles would reduce the 2023 CEO pay to $5,101,646 and reduce the CEO pay ratio to 119 times the median employee.
While Atmus designs its compensation programs to reflect the local market practices in each country in which it operates, Atmus strives to reference, on average, market median pay for all employees globally, having taken into consideration the 25th and 75th percentiles as well.
Director Compensation for 2023
Directors who are employed by Atmus or Cummins (or any of their respective affiliates) are not eligible to receive compensation for their service on Atmus’ board of directors.

Following the IPO during 2023, Atmus’ regular compensation arrangements for the independent members of Atmus’ board of directors consisted of the following:
•
An annual retainer fee of $90,000 in cash, paid quarterly in arrears; and

•
An annual equity award of RSUs having a target value equal to $120,000, granted annually with a one-year vesting period. The target value of this annual equity award of RSUs will increase to $140,000 effective in May 2024.

For 2023, the chair of Atmus’ board of directors also received an additional annual retainer of $100,000 in cash, the chair of Atmus’ audit committee and the chair of the Atmus talent management and compensation committee received an additional annual retainer of $15,000 in cash and the chair of Atmus’ governance and nominating committee also received an additional annual retainer of $10,000 in cash. The annual retainer for the chair of Atmus’ audit committee will increase to $20,000 effective in May 2024. For 2023, Atmus compensated its directors under an interim compensation program during the prior-IPO period through May 2023, and under a 2023 post-IPO transition period commencing in June 2023. Atmus expects the transition period to continue until May 2024. Under the post-IPO interim compensation program, Atmus pays the at-large retainer in monthly installments rather than on a quarterly basis, in the case of the cash retainer and equity retainer, and the Chair Fees on an annual basis. Atmus expects its regular annual compensation cycle to begin in May 2024 with Atmus’ annual shareholder’s meeting. In 2023, Atmus launched a deferred compensation plan for the board of directors, under which Directors could elect to defer up to 100% of cash fees and up to 100% of stock compensation effective January 1, 2024.
The following table provides information about the compensation of Atmus’ non-employee directors for 2023:
Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total
Stephen Macadam	$200,000	$208,127	$408,127
R. Edwin Bennett	$90,000	$183,164	$273,164
Gretchen Haggerty	$105,000	$208,127	$313,127
Jane Leipold	$105,000	$208,127	$313,127

(1)
Fees Earned or Paid in Cash in 2023 were as follows:

Director	Board Retainer	Board Chair Director Fee	Committee Chaired	Committee Chair Fees	Total
Stephen Macadam	$90,000	$100,000	Nominating & Corporate Governance	$10,000	$200,000
R. Edwin Bennett	$90,000	$—		$—	$90,000
Gretchen Haggerty	$90,000	$—	Audit Committee	$15,000	$105,000
Jane Leipold	$90,000	$—	TMCC Committee	$15,000	$105,000

(2)
The Stock Awards column represents the aggregate grant date fair value of RSUs granted to the directors for their service in 2023, computed in accordance with ASC Topic 718. The grant date fair value differs from the $10,000 per month target value of the awards because the number of RSUs granted was determined using a 20-day average of the closing price of Atmus Common Stock. Stock awards include the value of Cummins RSUs that were granted monthly prior to IPO from July 2022 through May 2023, which were subsequently converted to Atmus RSUs on June 2, 2024 after completion of IPO and vest according to the original schedule. Stock awards, as summarized in the table below, include the value of Cummins RSUs that were granted monthly prior to IPO from July 2022 through May 2023 (except commencing September 2022 for R. Edwin Bennett), which were subsequently converted to Atmus RSUs on June 2, 2023 after completion of IPO and vest according to the original schedule.

Director	RSUs grant on August 14, 2023	Fair value on grant date	Conversion of CMI RSUs received from July 2022 through May 2023 to Atmus RSUs on June 2, 2023	Fair value on grant date
Stephen Macadam	4,624	$108,849	4,844	$99,278
R. Edwin Bennett	4,624	$108,849	3,626	$74,315
Gretchen Haggerty	4,624	$108,849	4,844	$99,278
Jane Leipold	4,624	$108,849	4,844	$99,278

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CUMMINS AND ATMUS
Cummins Common Stock Ownership by 5% Beneficial Owners, Directors and Executive Officers
The following table sets forth information with respect to the beneficial ownership of Cummins Common Stock as of February 1, 2024 by:
•
Each current director of Cummins;

•
Each executive officer of Cummins;

•
All directors and executive officers of Cummins as a group; and

•
Any person or group who is known by Cummins to beneficially own more than 5% of the outstanding shares of Cummins Common Stock based on Cummins’ review of the reports regarding ownership filed with the SEC.

Beneficial ownership is determined in accordance with the rules of the SEC and includes any shares over which a person exercises sole or shared voting or investment power. Under these rules, beneficial ownership also includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days of February 1, 2024 through the exercise of any stock option or other right. Shares subject to stock options or other rights are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these stock option or other rights, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the address of each beneficial owner is Cummins Inc., 301 East Market Street, Indianapolis, Indiana 46204.
Name	Amount and Nature of Beneficial Ownership(1)	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	17,754,995	12.53%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	11,524,411	8.1%
Sharon Barner	56,402(4)	*
Gary L. Belske	1,625	*
Robert J. Bernhard	17,809	*
Marvin Boakye	0	*
Bruno V. Di Leo	8,819	*
Stephen B. Dobbs	12,963	*
David W. Fisher	506	*
Carla A. Harris	2,231	*
N. Thomas Linebarger	760,282(5)	*
Thomas J. Lynch	10,421	*
William I. Miller	56,907(6)	*
Georgia R. Nelson	23,136	*
Kimberly A. Nelson	4,172(7)	*
Karen H. Quintos	6,367(8)	*
Jennifer W. Rumsey	74,897(9)	*
Tony L. Satterthwaite	187,235(10)	*
Mark A. Smith	75,663(11)	*
John H. Stone	0	*
All directors and executive officers as a group, a total of 31 persons	758,994(12)	*

*
Less than 1%.

(1)
Except as otherwise indicated, the voting and investment powers of the shares listed are held solely by the reported owner.

(2)
The source of this information is a Schedule 13G/A filed February 13, 2024 with the SEC disclosing beneficial ownership of Cummins Common Stock by The Vanguard Group and its related companies. The Vanguard Group and its related companies stated in their Schedule 13G/A that they have sole dispositive power for 17,149,769 shares, shared dispositive power for 605,226 shares, sole voting power for none of the shares and shared voting power for 175,582 shares.

(3)
The source of this information is a Schedule 13G/A filed January 25, 2024 with the SEC disclosing beneficial ownership of Cummins Common Stock by BlackRock, Inc. and its related companies. BlackRock, Inc. and its related companies stated in their Schedule 13G/A that they have sole dispositive power for all of the shares and sole voting power for 10,240,207 shares.

(4)
Includes 38,528 shares that may be purchased upon the exercise of vested stock options within 60 days of February 1, 2024.

(5)
Includes 240 shares held by Mr. Linebarger’s spouse, 9,158 shares owned by Mr. Linebarger’s 401(k) plan, 10,808 shares owned by Trust, 43,859 shares owned by Mr. Linebarger’s children and 578,930 shares that may be purchased upon the exercise of vested stock options within 60 days of February 1, 2024.

(6)
Includes 167 shares owned by Mr. Miller’s child.

(7)
Includes 82 shares held by Ms. Nelson’s spouse, 600 shares owned by the 2013 Family Trust and 400 shares owned by Ms. Nelson’s spouse via the 2015 Family Trust.

(8)
Includes 928 shares held by Trust.

(9)
Includes 1,482 shares held by Ms. Rumsey’s 401(k) plan, 11,373 shares held by Trust and 59,675 shares that may be purchased upon the exercise of vested stock options within 60 days of February 1, 2024.

(10)
Includes 2,404 shares held by Mr. Satterthwaite’s 401(k) plan and 111,090 shares that may be purchased upon the exercise of vested stock options within 60 days of February 1, 2024.

(11)
Includes 61,540 shares that may be purchased upon the exercise of vested stock options within 60 days of February 1, 2024.

(12)
Includes 429,803 shares that may be purchased upon the exercise of vested stock options within 60 days of February 1, 2024.

Atmus Common Stock Ownership by 5% Beneficial Owners, Directors and Executive Officers
The following table sets forth information with respect to the beneficial ownership of Atmus Common Stock as of February 1, 2024 by:
•
Each current director of Atmus;

•
Each executive officer of Atmus;

•
All directors and executive officers of Atmus as a group; and

•
Any person or group who is known by Atmus to beneficially own more than 5% of the outstanding shares of Atmus Common Stock based on Atmus’ review of the reports regarding ownership filed with the SEC.

Beneficial ownership is determined in accordance with the rules of the SEC and includes any shares over which a person exercises sole or shared voting or investment power. Under these rules, beneficial ownership also includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days of February 1, 2024 through the exercise of any stock option or other right. Shares subject to stock options or other rights are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these stock option or other rights, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Unless otherwise indicated, the address for each holder listed below is c/o Atmus Filtration Technologies Inc., 26 Century Boulevard Nashville, Tennessee 37214.

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Cummins Inc.	67,054,726(2)	80.5%
Stephanie J. Disher	187,212	*
Jack Kienzler	38,594	*
Renee Swan	46,448	*
Toni Y. Hickey	21,235	*
Charles Masters	22,864	*
Stephen Macadam	19,268	*
Sharon Barner		*
R. Edwin Bennett	8,250	*
Cristina Burrola		*
Diego Donoso		*
Gretchen Haggerty	9,468	*
Jane Leipold	9,468	*
Earl Newsome		*
Tony Satterthwaite		*
Mark Smith		*
Nathan Stoner		*
Stuart A. Taylor II		*
All directors and executive officers as a group, a total of 18 persons	362,807	*

*
Less than 1%.

(1)
Except as otherwise indicated, the voting and investment powers of the shares listed are held solely by the reported owner.

(2)
The address of Cummins is Cummins Inc., 500 Jackson Street, P.O. Box 3005, Columbus, Indiana 47202

AGREEMENTS BETWEEN CUMMINS AND ATMUS AND OTHER RELATED
PARTY TRANSACTIONS
Relationship between Atmus and Cummins
Atmus and Cummins operate separately, each as a public company. Atmus entered into a separation agreement with Cummins in connection with the Separation. Atmus also entered into various other agreements to effect the Separation and provide a framework for Atmus’ relationship with Cummins after the separation, including an employee matters agreement, an intellectual property license agreement, a registration rights agreement, a first-fit supply agreement, an aftermarket supply agreement, a tax matters agreement, a data sharing agreement, a royalty sharing agreement, a transition services agreement and a transitional trademark license agreement. These agreements provide for the allocation between Atmus and Cummins of Cummins’ assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the Separation and govern certain relationships between Atmus and Cummins after the Separation.
The following summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements which are filed as exhibits to the registration statement (other than the data sharing agreement and royalty sharing agreement, each of which is not material in amount or significance, and the filter kit supply agreement which will not be entered into until after completion of the Exchange Offer) of which this prospectus forms a part.
Atmus’ related party sales to Cummins were $282.5 million, $302.2 million and $266.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. For further information regarding Atmus’ historical related party transactions with Cummins, see Note 16, Relationship with Parent and Related Parties, to the historical consolidated financial statements included elsewhere in this prospectus.
Separation Agreement
Atmus entered into a separation agreement with Cummins prior to the consummation of the IPO. The separation agreement sets forth Atmus’ agreements with Cummins regarding the principal actions taken in connection with the Separation. It also sets forth other agreements that govern certain aspects of Atmus’ relationship with Cummins following the Separation.
Transfer of Assets and Assumption of Liabilities
The separation agreement identified assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Cummins and Atmus as part of the Separation, and described when and how these transfers, assumptions and assignments were to occur, though many of the transfers, assumptions and assignments had already occurred prior to the parties’ entering into the separation agreement. The separation agreement provides for those transfers of assets and assumptions of liabilities that were necessary in connection with the Separation so that Atmus and Cummins retained the assets necessary to operate Atmus’ and Cummins’ respective businesses and retained or assumed the liabilities allocated in accordance with the Separation. The separation agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Atmus and Cummins. In particular, the separation agreement provided that, subject to the terms and conditions contained in the separation agreement:
•
“Atmus Assets” (as defined in the separation agreement), including, but not limited to, the equity interests of Atmus’ subsidiaries, assets reflected on Atmus’ balance sheet and assets exclusively relating to Atmus’ business, were retained by or transferred to Atmus or one of Atmus’ subsidiaries, except for certain exceptions in the separation agreement or one of the other agreements described below;

•
“Atmus Liabilities” (as defined in the separation agreement), including, but not limited to, the following, which were retained by or transferred to Atmus or one of Atmus’ subsidiaries:

◦
all of the liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent related to, arising out of or resulting from Atmus’ business;

◦
any and all “Atmus Environmental Liabilities” (as defined in the separation agreement);

◦
liabilities (whether accrued, contingent or otherwise) reflected on Atmus’ balance sheet;

◦
liabilities (whether accrued, contingent or otherwise) relating to, arising out of, or resulting from, whether prior to, at or after the Separation, any infringement, misappropriation or other violation of any intellectual property of any other person related to the conduct of Atmus’ business;

◦
any product liability claims or other claims of third parties to the extent relating to, arising out of or resulting from any product developed, manufactured, marketed, distributed, leased or sold by Atmus’ business;

◦
liabilities relating to, arising out of, or resulting from any indebtedness of any subsidiary of Atmus or any indebtedness secured exclusively by any of Atmus’ assets;

◦
liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC, to the extent relating to the IPO or filed or furnished by Atmus from and after the closing of the IPO; and

◦
all assets and liabilities (whether accrued, contingent or otherwise) of Cummins were retained by or transferred to Cummins or one of its subsidiaries (other than Atmus or one of Atmus’ subsidiaries), except as set forth in the separation agreement or one of the other agreements described below and except for certain exceptions in the separation agreement or one of the other agreements described below that would have resulted in Atmus retaining or assuming certain other specified liabilities.

Except to the extent expressly addressed in the separation agreement or an ancillary agreement, the allocation of liabilities with respect to taxes is solely covered by the tax matters agreement described below.
Except as expressly set forth in the separation agreement or any other transaction agreement, all assets were transferred on an “as-is, where-is” basis, and the respective transferees bore the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals were not obtained and that any requirements of laws or judgments were not complied with.
Information in this prospectus with respect to the assets and liabilities of the parties following the Separation is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. Certain of the liabilities and obligations assumed by one party or for which one party has an indemnification obligation under the separation agreement and the other agreements relating to the Separation are, and may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.
Non-Compete
Atmus and Cummins agreed to certain non-compete terms, consistent with historical practices, that limit Cummins and its wholly-owned and controlled affiliates from designing, developing, manufacturing or selling competing products for a period ending at the earlier of five years from the Separation, the expiration or termination of either the first-fit supply agreement or aftermarket supply agreement, or a change of control event. However, Cummins is able to re-sell the products it purchases from Atmus. Notwithstanding Cummins’ non-compete obligations under the separation agreement, Cummins has the ability to engage in certain sourcing activities permitted under the first-fit and aftermarket supply agreements. For a discussion of those activities, see “— First-Fit Supply Agreement” and “— Aftermarket Supply Agreement.”
Cash Adjustments
As consideration for the filtration business Cummins contributed to Atmus in connection with the Separation, Cummins received shares of Atmus Common Stock, the net proceeds of the term loan debt financing that Atmus entered into prior to the closing of the IPO and the additional cash proceeds that Atmus received prior to the closing of the IPO. See “Description of Material Indebtedness of Atmus.”
Further Assurances; Separation of Guarantees
To the extent that any transfers of assets or assumptions of liabilities contemplated by the separation agreement were not consummated on or prior to the date of the IPO, the parties agreed to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party agreed to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement and other transaction agreements. Additionally, Atmus and Cummins agreed to use commercially reasonable efforts to remove Atmus and Atmus’ subsidiaries as a guarantor of liabilities (including surety bonds) retained by Cummins and its subsidiaries and to remove Cummins and its subsidiaries as a guarantor of liabilities (including surety bonds) assumed by Atmus.
Shared Contracts
Certain shared contracts were assigned or amended to facilitate the Separation. If such contracts were not assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract for a specified period of time after the Separation is complete.
Release of Claims and Indemnification
Except as otherwise provided in the separation agreement or any ancillary agreement, each party released and forever discharged the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Separation.
The releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Separation pursuant to the separation agreement or any other transaction agreement. These releases are subject to certain exceptions set forth in the separation agreement.
The separation agreement provides for cross-indemnities that, except as otherwise provided in the separation agreement, were principally designed to place financial responsibility for the obligations and liabilities allocated to Atmus under the separation agreement with Atmus and financial responsibility for the obligations and liabilities allocated to Cummins under the separation agreement.
Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:
•
the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the separation agreement, including liabilities for the operation of the indemnifying party’s business, whether prior to, at, or after the IPO;

•
the assets the indemnifying party assumed or retained pursuant to the separation agreement;

•
any breach by the indemnifying party of any provision of the separation agreement or any other transaction agreement unless such other agreement expressly provides for separate indemnification therein; and

•
any untrue statement or alleged untrue statement of a material fact contained in any document filed with the SEC, or any omission or alleged omission to state a material fact required to be stated in any document filed with the SEC after the IPO and to the extent such statement or omission was made based on information provided by the indemnifying party.

Each party’s aforementioned indemnification obligations are subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The separation agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes is governed by the tax matters agreement except to the extent expressly addressed in the separation agreement or an ancillary agreement. Generally speaking, except as otherwise set forth in any other transaction agreement, absent fraud or willful misconduct by an indemnifying party, these indemnification provisions are the sole and exclusive remedy of an indemnitee for any monetary or compensatory damages or losses resulting from any breach of the separation agreement or any transaction agreement.
Legal Matters
Except as otherwise set forth in the separation agreement or any other transaction agreement (or as otherwise described above), each party to the separation agreement assumed the liability for, and control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such legal matters.
Insurance
Following the Separation, Atmus has been responsible for obtaining and maintaining at Atmus’ cost its own insurance coverage. Additionally, with respect to certain claims arising prior to the Separation, Atmus may, at the sole discretion of Cummins, seek coverage under Cummins’ third-party insurance policies to the extent that coverage may be available thereunder.
Subsequent Distribution or Dispositions
Cummins has sole discretion in effecting any subsequent distribution of Atmus’ shares through a spin-off or split-off or effecting any further dispositions of shares of Atmus Common Stock after the IPO through one or more public offerings or private sales. Atmus is required to cooperate with Cummins to effect any subsequent distribution or dispositions. See “Potential Additional Distribution of Atmus Common Stock.”
Board and Committee Representation
For so long as Cummins beneficially owns a majority of the total combined voting power of the outstanding shares of Atmus Common Stock, Cummins is entitled to designate a majority of Atmus’ directors (including the chairperson of Atmus’ board of directors), and Atmus is required to use reasonable best efforts to take advantage of any “controlled company” exemption (including related to director independence) under applicable stock exchange rules.
For so long as Cummins beneficially owns less than a majority but at least 10% of the total combined voting power of the outstanding shares of Atmus Common Stock, Cummins is entitled to designate a number of directors in proportion to the percentage of total voting power beneficially owned by Cummins. However, each Cummins designee that is an “overlapping director,” as described further below, is required to undertake in writing to submit his or her resignation from the Atmus board of directors, on the date when Cummins beneficially owns less than a majority of the total combined voting power of outstanding shares of Atmus Common Stock, with such resignations taking effect on such date. Each Cummins designee has submitted such conditional resignation in writing to the Atmus board of directors. However, one Cummins executive may be appointed to Atmus’ board of directors following the consummation of the Exchange Offer, provided that no more than one “overlapping director” (as described below) may serve on Atmus’ board of directors from and after the date when Cummins beneficially owns less than a majority of the total combined voting power of outstanding shares of Atmus Common Stock.
Further, for so long as Cummins beneficially owns less than a majority but at least 10% of the total combined voting power of the outstanding shares of Atmus Common Stock, Cummins is obligated to instruct the number of designees that constitute “excess directors” relative to Cummins’ then proportional entitlement to designate directors to resign or else cooperate with Atmus to expand the size of the board to align the number of Cummins designees with such proportional entitlement if an excess Cummins designee otherwise does not comply with such instruction.
On the date when Cummins beneficially owns less than 10% of the total combined voting power of outstanding shares of Atmus Common Stock, each Cummins designee not previously required to resign is required to undertake in writing to submit his or her resignation from the Atmus board of directors, with such resignations taking effect on the date that the board accepts such resignations.
From and after the date that Cummins beneficially owns less than a majority of the total combined voting power of the outstanding shares of Atmus Common Stock, (i) in no event will Atmus’ board of directors include more than one so-called overlapping director, and (ii) to the extent there is such a director, such director will represent no more than a minority share of the overall composition of either the Cummins board of directors or the Atmus board of directors. An “overlapping director” is any director that (i) concurrently serves on the Atmus board of directors and the Cummins board of directors or (ii) concurrently serves on the Atmus board of directors and is a member of the senior management team of Cummins.
Committee Representation
For so long as Cummins beneficially owns a majority of the total combined voting power of the outstanding shares of Atmus Common Stock, any committee of the board of directors must be comprised of directors at least a majority of which are Cummins designees. For so long as Cummins beneficially owns less than a majority but at least 10% of the total combined voting power of the outstanding shares of Atmus Common Stock, any committee of the board of directors must include at least one Cummins designee. The Cummins designees on any committee of the board of directors must comply with the applicable director independence requirements under applicable law, after taking into account any “controlled company” exemption under the stock exchange rules to the extent applicable.
Financial Reporting Covenants
Atmus has agreed to comply with certain covenants relating to Atmus’ financial reporting for so long as Cummins is required to consolidate Atmus’ results of operations and financial position or to account for its investment in Atmus under the equity method of accounting. These covenants include:
•
delivery or supply of monthly, quarterly and annual financial information and annual budgets and financial projections to Cummins;

•
conformity with Cummins’ financial presentation and accounting policies;

•
disclosure of information about Atmus’ financial controls to Cummins;

•
provision to Cummins of access to Atmus’ auditors and certain books and records related to internal accounting controls or operations; and

•
cooperation with Cummins to the extent requested by Cummins in the preparation of Cummins’ public filings and press releases.

Additional Covenants
Atmus has agreed to comply with the following additional covenants, among others, for so long as Cummins beneficially owns a majority of the total combined voting power of the outstanding shares of Atmus Common Stock:
•
without Cummins’ prior written consent, Atmus may not take any action that would restrict Cummins’ ability to transfer its shares of Atmus Common Stock or limit the rights of Cummins as a shareholder of Atmus in a manner not applicable to Atmus’ shareholders generally;

•
without Cummins’ prior written consent, Atmus may not issue any of Atmus’ shares (but may issue up to 7,496,802 shares of Atmus Common Stock in connection with equity awards granted pursuant to the Atmus Omnibus Plan) provided that no issuance of shares of Atmus Common Stock may result in Cummins beneficially owning less than a majority of the outstanding shares of Atmus Common Stock or less than 80% of the total combined voting power of the outstanding shares of Atmus Common Stock;

•
to the extent that Cummins is a party to any contracts that provide that certain actions or inactions of Cummins’ affiliates may result in Cummins being in breach of such contracts, Atmus may not take any actions that reasonably could result in Cummins being in breach of such contracts; and

•
Atmus is required to take certain actions to comply with anti-corruption laws (including to maintain an appropriate compliance and ethics program).

In addition, prior to the date on which Cummins ceases to beneficially own a majority of the outstanding shares of Atmus Common Stock, Atmus is required to consistently implement and maintain Cummins’ business practices and standards in accordance with Cummins’ policies and procedures (but may apply materiality thresholds lower than those contained in Cummins’ policies and procedures). In such period, Atmus is also prohibited from incurring debt other than the debt financing incurred in connection with the closing of the IPO and such other unsecured and uncommitted lines of credit made available to Atmus at such time.
No Hire and No Solicitation
Subject to customary exceptions, neither Atmus nor Cummins will, without the consent of the other party, hire or retain an employee of the other party or its subsidiaries during the period from and after the completion of the IPO until the date on which Cummins no longer beneficially owns a majority of the outstanding shares of Atmus Common Stock, and from and after the completion of the IPO until 12 months after the date on which Cummins no longer beneficially owns a majority of the outstanding shares of Atmus Common Stock neither Atmus nor Cummins will, without the consent of the other party, recruit or solicit an employee of the other party or its subsidiaries for such period.
Dispute Resolution
If a dispute arises between Atmus and Cummins under the separation agreement, the general counsels of the parties and such other representatives as the parties may designate will negotiate for a reasonable period of time (not to exceed 60 days from the time of a written notice of such dispute is delivered) to resolve disputes. If the parties are unable to resolve the dispute in this manner, then, unless otherwise agreed by the parties, the dispute will be resolved through confidential mediation in a forum agreed upon by the general counsels of the parties. If the parties are unable to resolve the dispute within 60 days following selection of a mediator, then either party will be entitled to pursue such remedies as may be available to it at law or equity otherwise in accordance with the separation agreement.
Term/Termination
The separation agreement continues unless terminated by the mutual consent of Atmus and Cummins, although certain rights and obligations may terminate upon a reduction in Cummins’ ownership of the outstanding Atmus Common Stock.
Treatment of Intercompany Loans and Advances
Upon completion of the Separation, all loans and advances between Cummins or any subsidiary of Cummins (other than Atmus and Atmus’ subsidiaries), on the one hand, and Atmus or any of Atmus’ subsidiaries, on the other hand, were terminated, other than certain loans and advances that were scheduled to the separation agreement to remain outstanding following the Separation. All such remaining loans or advances are expected to be settled, terminated or otherwise canceled prior to the consummation of the Exchange Offer.
Other Matters Governed by the Separation Agreement
Other matters governed by the separation agreement include, confidentiality, privilege, witness services, access to and provision of records, treatment of outstanding guarantees and similar credit support, environmental matters and data privacy and security.
Transition Services Agreement
Atmus and Cummins entered into a TSA that became effective upon the Separation, pursuant to which Cummins and its subsidiaries and Atmus and Atmus’ subsidiaries provide to each other various services. The charges for the transition services generally allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services, generally without profit.
The TSA will terminate on the expiration of the term of the last service provided under it, unless earlier terminated by the parties, provided that no service term will extend beyond the earlier of 24 months after Cummins ceases to beneficially own at least a majority of the voting power of Atmus Common Stock or 30 months after the closing of the IPO. If no term period is provided for a specified service, then such service is to terminate on the 24-month anniversary of the closing of the IPO, otherwise subject to the terms therein. The recipient for a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period equal to 30 days. The parties may mutually agree to extend individual services before the original term, subject to the limitations set forth above.
Atmus does not expect the net costs associated with the TSA to be materially different than the historical costs that have been allocated to Atmus related to these same services.
Tax Matters Agreement
Allocation of taxes
In connection with the Separation, Atmus and Cummins entered into the Tax Matters Agreement that governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, except with respect to certain transaction taxes triggered by the Separation which were borne by Cummins, under the agreement, Atmus is responsible for any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments) (i) imposed with respect to tax returns that include only Atmus and/or any of Atmus’ subsidiaries for any periods or portions thereof and (ii) imposed with respect to tax returns filed on a consolidated, combined, unitary or similar basis that include both Atmus and/or any of Atmus’ subsidiaries, on the one hand, and Cummins or any of its subsidiaries, on the other hand, to the extent such taxes are attributable to Atmus’ businesses for any periods or portions thereof after the closing of the IPO. Neither party’s obligations under the agreement is limited in amount or subject to any cap. The agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement provides for cooperation and information sharing with respect to tax matters.
Cummins is generally responsible for preparing and filing any tax return that includes Cummins or any of its subsidiaries, including those that also include Atmus and/or any of Atmus’ subsidiaries. Atmus is generally responsible for preparing and filing any tax returns that include only Atmus and/or any of Atmus’ subsidiaries.
The party responsible for preparing and filing any tax return generally has primary authority to control tax contests related to any such tax return. Atmus generally has exclusive authority to control tax contests with respect to tax returns that include only Atmus and/or any of Atmus’ subsidiaries. Following the IPO, Atmus and Atmus’ subsidiaries will be included in the U.S. federal consolidated tax returns of which Cummins is the parent until the closing of the taxable year which includes the Exchange Offer (or, if applicable, the clean-up spin-off).
Preservation of the Tax-Free Status of Certain Aspects of the Separation and Exchange Offer
Atmus and Cummins intend for the Exchange Offer, together with certain related transactions, to qualify as a transaction that is tax-free to Cummins and Cummins’ shareholders under Sections 355 and 368(a)(1)(D) of the Code.
Cummins (i) received the Ruling from the IRS substantially to the effect that, among other things, the Exchange Offer, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and (ii) expects to obtain an opinion from KPMG to the effect that, among other things, the Exchange Offer, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under

Sections 355 and 368(a)(1)(D) of the Code. In connection with the continuing effectiveness and validity of the Ruling and the opinion of KPMG, Atmus and Cummins have made and will make certain representations regarding the past and future conduct of their respective businesses and certain other matters.
Pursuant to the Tax Matters Agreement, Atmus also agreed to certain covenants that contain restrictions intended to preserve the tax-free status of the Separation and the Exchange Offer. Atmus may take certain actions prohibited by these covenants only if Atmus obtains and provides to Cummins an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case reasonably satisfactory to Cummins, to the effect that such action would not jeopardize the tax-free status of these transactions, or if Atmus obtains prior written consent of Cummins, in its sole and absolute discretion, waiving such requirement. Atmus is barred from taking any action, or failing to take any action, where such action or failure to act adversely affects or could reasonably be expected to adversely affect the tax-free status of these transactions, for all relevant time periods.
Employee Matters Agreement
Atmus and Cummins entered into an employee matters agreement that governs Atmus’ and Cummins’ compensation and employee benefit obligations with respect to Atmus’ employees and other service providers of each company, and generally allocates liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs. The employee matters agreement provides for the treatment of outstanding Cummins equity awards and long-term cash awards held by Atmus’ employees upon completion of the Exchange Offer, as described in further detail in the section entitled “Executive and Director Compensation — Compensation Discussion and Analysis,” and also provides for certain other incentive arrangements.
The employee matters agreement provides that, following the Separation (or a designated plan transition date following the Separation, as applicable), Atmus’ employees generally no longer “actively” participate in benefit plans sponsored or maintained by Cummins and commenced participation in Atmus’ benefit plans, which are generally similar to the existing Cummins benefit plans.
The employee matters agreement also sets forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information and the duplication or acceleration of benefits.
First-Fit Supply Agreement
Historically, Cummins has purchased Atmus’ products to incorporate into its engines for first-fit production.
Prior to the IPO, Atmus and Cummins entered into a first-fit supply agreement pursuant to which Cummins will continue to purchase all first-fit filtration products that it currently purchases from Atmus for a term of five years, and new products currently under development for a term of five years beginning from the start of production of such products, provided production begins within the initial five-year term of the agreement. As part of Cummins’ retained business after the closing of the IPO, Cummins and its affiliates have the right to use, market, distribute or sell the first-fit products it purchases from Atmus or, to the extent first-fit products are awarded to alternative suppliers after the IPO, such alternative suppliers, to its customers.
Cummins is limited from designing, developing, manufacturing or selling competing products in accordance with the non-compete terms under the separation agreement and the exclusivity provisions of the first-fit supply agreement. Nevertheless, Cummins may engage in limited activities necessary and incidental to facilitating the sourcing or purchase of products from alternative suppliers, including without limitation, providing specifications, related drawings, and other documentation, exchanging and testing prototypes, performing product validation and quality testing, participating in design sessions and tooling discussions, requesting quotes to understand associated costs, and negotiating contractual arrangements necessary to source non-awarded products. Further, subject to, and to the extent permitted by, the terms of the non-compete provision in the separation agreement, during the initial five-year term of the first-fit agreement, Cummins is not otherwise permitted to engage in the design, development or manufacturing of non-awarded programs or products without reliance on Atmus or alternative suppliers for the manufacturing, development or design of such products.
Cummins may terminate exclusivity with respect to a particular product if losses during the immediate 24 months period preceding the date of a product claim reach the liability limit under the first-fit supply agreement. Upon termination of exclusivity for a particular product, Atmus’ supply of such product, and only such product, would become non-exclusive and Cummins would be able to procure such product from an alternative supplier. All other terms and conditions of the first-fit supply agreement may remain in place, and Atmus would be able to continue to offer to Cummins such products through the same pricing and terms of the agreement on a non-exclusive basis.
Under the terms of the first-fit supply agreement, Atmus is also a Cummins preferred supplier and has a strategic partner relationship with Cummins that allows Atmus to receive significant benefits, including but not limited to: assigned executive sponsors from Cummins that will support Atmus’ transition as an independent external supplier, joint collaboration sessions among engineering, procurement and commercial teams to assess opportunities associated with future programs, and inclusion in quote requests for new product offerings.
Aftermarket Supply Agreement
Cummins has also purchased Atmus’ products from Atmus for re-sale in the aftermarket, where it may sell Atmus’ products to Atmus’ direct or indirect customers.
Prior to the IPO, Atmus and Cummins entered into an aftermarket supply agreement pursuant to which Cummins will continue to purchase all aftermarket filtration products that it currently purchases from Atmus for a term of five years. This aftermarket supply agreement provides for continuation of Atmus’ supply of aftermarket filtration products.
Atmus is the exclusive supplier of aftermarket products used in connection with the awarded first-fit programs under the first-fit supply agreement. If a program is not awarded to Atmus under the first-fit supply agreement, then Cummins is permitted to engage in corresponding aftermarket sourcing from alternative suppliers. Cummins is limited from designing, developing, manufacturing or selling competing products in accordance with the non-compete terms of the separation agreement and the exclusivity provisions of the aftermarket supply agreement. Specifically, Cummins may procure aftermarket products from alternative suppliers for a limited time if Atmus fails to meet certain delivery performance requirements or if Atmus does not offer a product or similar product for sale. To the extent Cummins is permitted to obtain supply of aftermarket products from suppliers other than Atmus under the aftermarket supply agreement, Cummins is permitted to engage in alternative sourcing conduct comparable to what is permitted under the first-fit supply agreement for alternative sourcing. As part of Cummins’ retained business after the IPO, Cummins and its affiliates have the right to use, market, distribute or sell the aftermarket products they purchase from Atmus or, to the extent permitted to be purchased from alternative suppliers after the IPO, such alternative suppliers, to their customers.
Cummins may terminate exclusivity with respect to a particular product if losses during the immediate 24 months period preceding the date of a product claim reach the liability limit under the aftermarket supply agreement. Upon termination of exclusivity for a particular product, Atmus’ supply of such product, and only such product, would become non-exclusive and Cummins would be able to procure such product from an alternative supplier. All other terms and conditions of the aftermarket supply agreement may remain in place, and Atmus would be able to continue to offer to Cummins such products through the same pricing and terms of the agreement on a non-exclusive basis.
Filter Kit Supply Agreement
Historically, Atmus has purchased certain filter kit products from Cummins’ emissions solutions business for distribution and sale by Atmus to customers. Atmus and Cummins intend to enter into a filter kit supply agreement after the Exchange Offer pursuant to which Atmus would continue purchasing such filter kit products from Cummins.
Intellectual Property License Agreement
Prior to the IPO, Atmus and Cummins entered into an intellectual property license agreement that enable worldwide, non-exclusive, non-transferable (except in certain circumstances), non-sublicensable (except in certain circumstances), royalty-free, fully paid-up, perpetual (for as long as enforceable rights in the applicable intellectual property exist) and irrevocable cross-licensing of intellectual property owned by Cummins and Atmus.
Data Sharing Agreement
Cummins and Atmus entered into a data sharing agreement after the Separation, pursuant to which the parties share certain telematics and other proprietary and non-proprietary data in order to evaluate the performance of the engine and filtration system associated with Cummins’ products, including engines and gensets. The data sharing agreement established each party’s use of shared telematics data for the purpose of measuring, evaluating and improving product and service quality. Fees under this agreement are consistent with industry practices.
Atmus and Cummins intend to enter into an amendment to the data sharing agreement, pursuant to which (i) Cummins and Cummins’ subsidiaries would license their customer data to Atmus and Atmus’ subsidiaries and (ii) Atmus and Atmus’ subsidiaries would license their customer data to Cummins and Cummins’ subsidiaries through customer telematics services agreements. Such customer data would be used for certain research, development and innovation purposes, as well as providing products to Cummins’ and Cummins’ subsidiaries’ and Atmus’ and Atmus’ subsidiaries’ respective customers. The amended data sharing agreement would terminate upon (i) Cummins no longer maintaining Cummins’ telematics gateway infrastructure, (ii) negotiation of a subsequent amended data sharing agreement or (iii) Atmus and Cummins mutually agreeing in writing to terminate the amended data sharing agreement after a period of no less than five years. Atmus’ right to collect, process, and/or analyze customer data ingested directly from the customer through Atmus’ own separate telematics services agreements would survive the termination of the amended data sharing agreement.
Atmus does not expect the net costs associated with the amended data sharing agreement to be materially different than the historical costs that have been allocated to Atmus related to these same licenses.
Transitional Trademark License Agreement
Pursuant to the transitional trademark license agreement, Cummins granted to Atmus a personal, non-exclusive, non-sublicensable (except in certain circumstances), non-assignable, royalty-free, fully paid-up license to use certain licensed trademarks for an initial period of 36 months after the date on which Cummins ceases to beneficially own a majority, in the aggregate, of the total voting power of Atmus Common Stock.
Registration Rights Agreement
Prior to the IPO, Atmus entered into a registration rights agreement with Cummins, pursuant to which Atmus agreed that, upon the request of Cummins, Atmus was to use its reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of Atmus Common Stock retained by Cummins following the IPO.
Demand registration
Cummins is able to request registration under the Securities Act of all or any portion of Atmus Common Stock covered by the agreement, and Atmus is obligated to register such shares as requested by Cummins, subject to limitations on minimum offering size and certain other limited exceptions. Atmus is not required to honor any of these demand registrations if Atmus has effected a registration within the preceding 60 days, other than a shelf registration. Cummins is able to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration. Cummins is entitled to an unlimited number of demand registrations provided that Atmus is not obligated to conduct more than three demand registrations or underwritten offerings in a 12-month period.
Piggyback registration
If Atmus at any time intends to file on Atmus’ behalf, or on behalf of any of Atmus’ other security holders, a registration statement in connection with a public offering of any of Atmus’ securities on a form and in a manner that would permit the registration for offer and sale of Atmus Common Stock held by Cummins, Cummins has the right to include its shares of Atmus Common Stock in that offering.
Registration expenses
Cummins or any other holder under the registration rights agreement is generally responsible for all reasonable, documented and out-of-pocket expenses incurred and paid by Atmus in connection with the performance of Atmus’ obligations under the registration rights provisions in the registration rights agreement. Cummins or any other holder, as applicable, is responsible for any applicable underwriting discounts or commissions and any stock transfer taxes. Atmus is responsible for Atmus’ own internal fees and expenses in connection with the performance of Atmus’ obligations under the registration rights agreement.
Indemnification
Generally, the registration rights agreement contains indemnification and contribution provisions by Atmus for the benefit of Cummins and, in limited situations, by Cummins for the benefit of Atmus, with respect to the information provided by Cummins included in any registration statement, prospectus or related document.
Transfer
If Cummins transfers shares of Atmus Common Stock covered by the registration rights agreement, it will be able to transfer the benefits of the registration rights agreement to transferees of at least 20% of the number of Atmus Common Stock beneficially owned by Cummins, provided that each transferee agrees to be bound by the terms of the registration rights agreement.
Term
The registration rights agreement will remain in effect with respect to any shares covered by the agreement until:
•
such shares have been sold pursuant to an effective registration statement under the Securities Act;

•
such shares have been sold to the public pursuant to Rule 144 under the Securities Act;

•
such shares may be sold to the public pursuant to Rule 144 under the Securities Act without being subject to the volume restrictions in such rule; or

•
such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the registration rights agreement.

Royalty Sharing Agreement
Atmus and Cummins entered into a royalty sharing agreement at the time of the Separation and IPO that provides that Cummins will pay Atmus a portion of royalty amounts due to Cummins pursuant to an existing trademark license and endorsement agreement with a third-party, under which Atmus has certain rights relating to trademarks licensed by Cummins, until the earlier of December 31, 2024 or termination of the trademark license and endorsement agreement.
Procedures for Approval of Related Party Transactions
Atmus has adopted a written policy on related party transactions. Except for the filter kit supply agreement and the amended data sharing agreement, which were entered into or amended or are contemplated to be entered into after the IPO, this policy was not in effect when Atmus entered into the transactions described above. Each of the agreements between Atmus and Cummins and its subsidiaries that were entered into prior to the completion of the IPO, and any transactions contemplated thereby, were deemed to be approved and not subject to the terms of such policy. Under this written related party transactions policy, the governance and nominating committee of the board of directors is required to review and if appropriate approve all related party transactions, prior to consummation whenever practicable. If advance approval of a related party transaction is not practicable under the circumstances or if Atmus’ management becomes aware of a related party transaction that has not been previously approved or ratified, the transaction is submitted to the governance and nominating committee at the governance and nominating committee’s next meeting. The governance and nominating committee is required to review and consider all relevant information available to it about each related party transaction, and a transaction is considered approved or ratified under the policy if the governance and nominating committee authorizes it according to the terms of the policy after full disclosure of the related party’s interests in the transaction. Related party transactions of an ongoing nature are reviewed annually by the governance and nominating committee. The definition of “related party transactions” for purposes of the policy covers the transactions that are required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act.
A copy of Atmus’ related party transaction approval policy is available on Atmus’ website.

DESCRIPTION OF MATERIAL INDEBTEDNESS OF ATMUS
On September 30, 2022, Atmus entered into a credit agreement with Cummins and a syndicate of banks, providing for a five-year $400 million revolving credit facility and a $600 million term loan facility. The credit agreement also allows Atmus to request the incremental commitments on either the revolving credit facility or the term loan of up to $250 million, subject to certain conditions and adjustments. The revolving credit facility and term loan will mature on September 30, 2027. The parties entered into an amendment to the credit agreement on February 15, 2023 to, among other matters, amend certain fee arrangements. The following summary of the credit agreement, as amended, is qualified in its entirety by reference to the full text of the credit agreement and Amendment No. 1 which are filed as exhibits to the registration statement of which this prospectus forms a part.
Cummins initially guaranteed all borrowings and other obligations under the credit agreement.
Upon the satisfaction of certain collateral and guarantee requirements under the credit agreement on or prior to the date of the IPO, Cummins’ guarantee terminated automatically and immediately. Atmus, Atmus’ wholly-owned subsidiary, Cummins Filtration Inc. and certain other U.S. subsidiaries entered into a pledge and security agreement to pledge all of Atmus’ assets, subject to certain exceptions, as collateral for and provide guarantees of the obligations under the credit agreement.
Borrowings under the credit agreement bear interest at varying rates. For all borrowings under the credit agreement, Atmus may choose among the following interest rates: (i) solely in the case of U.S. dollar-denominated loans, an interest rate equal to the highest of (a) the prime rate in effect from time to time, (b) the federal funds effective rate in effect from time to time plus 0.5%, (c) adjusted term SOFR for a one-month interest period plus 1.00%, and (d) 1.00%, in each case plus a rate ranging from 0.125% to 0.750% depending on Atmus’ net leverage ratio; (ii) an interest rate equal to (a) solely in the case of U.S. dollar-denominated loans, adjusted term SOFR or (b) solely in the case of euro-denominated loans, EURIBOR, as applicable, in each case for the applicable interest period plus a rate ranging from 1.125% to 1.750% depending on Atmus’ net leverage ratio (the “Applicable Rate”); or (iii) an interest rate equal to (a) solely in the case of U.S. dollar-denominated loans, adjusted daily SOFR or (b) solely in the case of pound sterling-denominated loans, adjusted SONIA, as applicable, in each case plus the Applicable Rate.
Additionally, Atmus pays a quarterly commitment fee based on the actual daily amount of the available revolving credit facility commitment. Atmus paid an upfront fee on the credit agreement closing date on the aggregate principal amount of the revolving credit facility commitments outstanding on the credit agreement closing date and the term loans funded on the credit agreement closing date. Atmus also paid a ticking fee on the IPO closing date and the amount of such ticking fee subsequently ceased to accrue.
The term loan is subject to amortization payments, payable by the applicable borrowers in quarterly installments after the credit agreement closing date as follows: 0.0% at the end of each of the first four full fiscal quarters, 2.5% at the end of each of the fifth through eighth full fiscal quarters, and 5.0% at the end of the ninth fiscal quarters and each fiscal quarter occurring thereafter.
Atmus may voluntarily prepay loans and/or reduce the revolving credit facility commitments under the credit agreement, in whole or in part, without premium or penalty, subject to certain minimum amounts and increments and the payment of customary breakage costs. Mandatory prepayments are required under the credit agreement for certain dispositions and casualty events, the net proceeds of which in each case exceed $15 million in the applicable fiscal year, subject to a customary reinvestment exception.
The credit agreement contains customary covenants concerning, among other things, investments, dispositions of assets, indebtedness, liens on assets, and dividends and other distributions. The credit agreement also contains financial covenants requiring (i) Atmus’ net leverage ratio, determined as of the end of each fiscal quarter, not to exceed 4.00 to 1.00 (or, at Atmus’ election and subject to certain conditions, 4.50 to 1.00 for the period in which such election is made and the next succeeding three testing periods) and (ii) Atmus’ interest coverage ratio, determined as of the end of each fiscal quarter, to be at least 3.00 to 1.00. As of December 31, 2023, Atmus was in compliance with all of its covenants under the credit agreement.

The credit agreement also contains customary events of default. If an event of default occurs and is continuing, the lenders may, among other things, terminate their obligations under the credit agreement and require Atmus to repay all amounts thereunder. In addition, in the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization, the lenders’ obligations under the credit agreement will automatically terminate and all amounts outstanding under the credit agreement will automatically become due and payable.

DESCRIPTION OF CAPITAL STOCK OF ATMUS
The following is a summary of Atmus’ capital stock and important provisions of Atmus’ amended and restated certificate of incorporation and bylaws. This summary does not purport to be complete and is subject to and qualified in its entirety by Atmus’ amended and restated certificate of incorporation and bylaws and by the provisions of applicable law.
Authorized Capitalization
Atmus’ authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, no par value. Following the completion of the IPO, 83,297,796 shares of Atmus Common Stock and no shares of Atmus preferred stock were issued and outstanding. Atmus has reserved 7,496,802 shares of Atmus Common Stock for issuance under the Atmus Omnibus Plan. See “Executive and Director Compensation — Compensation Discussion and Analysis — Long-Term Incentive Compensation.”
Common Stock
Holders of Atmus Common Stock are entitled to the rights set forth below.
Voting Rights
Each outstanding share of Atmus Common Stock is entitled to one vote on all matters submitted to a vote of Atmus’ shareholders. Directors will be elected by a plurality of the votes entitled to be cast. Atmus’ shareholders do not have cumulative voting rights. The affirmative vote of holders of at least 75% of the total voting power of the outstanding shares of all classes of Atmus’ capital stock is required to amend the sections of Atmus’ amended and restated certificate of incorporation and bylaws related to (i) Atmus’ board of directors, including related to Atmus’ classified board of directors and the removal of directors only for cause; (ii) Atmus’ shareholders, including related to the inability of shareholders to call special meetings of shareholders and the inability of shareholders to act by written consent; (iii) the ability of Atmus’ board of directors and Atmus’ shareholders to amend or repeal Atmus’ bylaws.
Except as otherwise provided in Atmus’ amended and restated certificate of incorporation or as required by law, all matters to be voted on by Atmus’ shareholders (other than matters relating to the election of directors and the matters referenced above) will be approved if votes cast in favor of the matter exceed the votes cast opposing the matter at a meeting at which a majority of the outstanding shares entitled to vote on such matter is represented in person or by proxy.
Dividend Rights
Holders of Atmus Common Stock will share equally in any dividend declared by Atmus’ board of directors, subject to the rights of the holders of any outstanding Atmus preferred stock.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of Atmus’ affairs, holders of Atmus Common Stock will be entitled to share ratably in Atmus’ assets that are legally available for distribution to shareholders. If Atmus has any preferred stock outstanding at such time, holders of the Atmus preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, Atmus must pay the applicable distribution to the holders of Atmus’ preferred stock before Atmus may pay distributions to the holders of Atmus Common Stock.
Registration Rights
Cummins is entitled to certain rights relating to the registration of Atmus’ shares of common stock pursuant to a registration rights agreement. See “Agreements between Cummins and Atmus and Other Related Party Transactions — Relationship between Atmus and Cummins — Registration Rights Agreement.”

Other Rights
Atmus’ shareholders have no preemptive or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.
Preferred Stock
Atmus’ board of directors is authorized to provide for one or more series of preferred stock and to fix the terms of such preferred stock, including the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preferences and to fix the number of shares to be included in any such series without any further vote or action by Atmus’ shareholders. Any Atmus preferred stock so issued may rank senior to Atmus Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of Atmus preferred stock may have class or series voting rights. The issuance of Atmus preferred stock may have the effect of delaying, deferring or preventing a change in control of Atmus without further action by the shareholders and may adversely affect the voting and other rights of the holders of Atmus Common Stock. Atmus’ board of directors has not authorized the issuance of any shares of Atmus preferred stock, and Atmus has no agreements or plans for the issuance of any shares of its preferred stock.
Anti-Takeover Effects of Various Provisions of Delaware Law and Atmus’ Amended and Restated Certificate of Incorporation and Atmus’ Bylaws
Provisions of the DGCL and Atmus’ amended and restated certificate of incorporation and bylaws could make it more difficult to acquire Atmus by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that board of directors may consider inadequate and to encourage persons seeking to acquire control of Atmus to first negotiate with the Atmus board of directors. Atmus believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute
Atmus is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years following the time the person became an interested shareholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; (ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested shareholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested shareholder. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. Generally, an “interested shareholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested shareholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Atmus board of directors, including discouraging attempts that might result in a premium over the market price for the shares of Atmus Common Stock held by Atmus’ shareholders.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. Atmus has not elected to “opt out” of Section 203. However, Cummins and its affiliates have been approved by Atmus’ board of directors as an interested shareholder (as defined in Section 203 of the DGCL) and therefore are not subject to Section 203. For so long as Cummins beneficially owns a majority of the total combined voting power of the outstanding shares of Atmus Common Stock, and therefore has the ability to designate a majority of Atmus’ board of directors, directors designated by Cummins to serve on Atmus’ board of directors would have the ability to pre-approve other parties, including potential transferees of Cummins’ shares of Atmus Common Stock, so that Section 203 would not apply to such other parties.
Classified Board
Atmus’ amended and restated certificate of incorporation and bylaws provide that Atmus’ board of directors is divided into three classes. The directors designated as Class I directors have terms expiring at the first annual meeting of shareholders following the IPO, which will be held in 2024. The directors designated as Class II directors have terms expiring at the following year’s annual meeting of shareholders, which will be held in 2025, and the directors designated as Class III directors have terms expiring at the following year’s annual meeting of shareholders, which will be held in 2026. Directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Under these classified board provisions, it would take at least two elections of directors for any individual or group to gain control of Atmus’ board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Atmus.
Removal of Directors
Atmus’ amended and restated certificate of incorporation and bylaws provide that Atmus’ shareholders may remove Atmus’ directors only for cause, by an affirmative vote of at least 75% of the total voting power of outstanding shares of all classes of Atmus’ capital stock entitled to vote thereon, after Cummins no longer owns a majority of the outstanding shares of Atmus Common Stock. Until such time as Cummins ceases to beneficially own a majority of the total voting power of the outstanding shares of Atmus Common Stock, any director or Atmus’ entire board of directors may be removed from office at any time, with or without cause, by an affirmative vote of a majority of the total voting power of the outstanding shares of all classes of Atmus’ capital stock.
Amendments to Amended and Restated Certificate of Incorporation and Bylaws
Atmus’ amended and restated certificate of incorporation and bylaws provide that, from and after such time as Cummins ceases to beneficially own a majority of Atmus’ outstanding common stock, the sections of Atmus’ amended and restated certificate of incorporation and bylaws that relate to (i) Atmus’ board of directors, including related to Atmus’ classified board of directors and the removal of directors only for cause; (ii) Atmus’ shareholders, including related to the inability of shareholders to call special meetings of shareholders and the inability of shareholders to act by written consent; and (iii) the ability of Atmus’ board of directors and Atmus’ shareholders to amend or repeal Atmus’ bylaws may only be amended by the affirmative vote of holders of at least 75% of the total voting power of the outstanding shares of all classes of Atmus’ capital stock then entitled to vote thereon.
Size of Board and Vacancies
Atmus’ bylaws provide that the size of Atmus’ board of directors will be fixed by resolution of Atmus’ board of directors from time to time. Currently, Atmus’ board of directors has fixed its size at 11 directors. Immediately after the successful completion of the Exchange Offer (assuming no Cummins executive continues on the board of directors), Atmus’ board of directors’ size will be established at seven directors. Until such time as Cummins ceases to beneficially own a majority of the total voting power of the outstanding shares of Atmus Common Stock, a majority of shareholders or a majority of directors then in office who are employees of Cummins can fill newly-created directorships or vacancies on Atmus’ board of directors.

Thereafter, any vacancies created in Atmus’ board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Atmus’ board of directors will hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation or removal.
Special Shareholder Meetings
Atmus’ amended and restated certificate of incorporation and bylaws provide that special meetings of the shareholders may be called at any time by Atmus’ board of directors or the chair of Atmus’ board of directors.
Atmus’ amended and restated certificate of incorporation and bylaws also provide that, until such time as Cummins ceases to beneficially own a majority of the total voting power of the outstanding shares of Atmus Common Stock, Atmus’ shareholders holding a majority of the outstanding shares of Atmus Common Stock may call a special meeting. Atmus’ amended and restated certificate of incorporation and bylaws further provide that, from and after such time as Cummins ceases to beneficially own a majority of the total voting power of the outstanding shares of Atmus Common Stock, the ability of Atmus’ shareholders to call a special meeting is denied.
Shareholder Action by Written Consent
Atmus’ amended and restated certificate of incorporation provides that, until such time as Cummins ceases to beneficially own a majority of the total voting power of the outstanding shares of Atmus Common Stock, Atmus’ shareholders holding the minimum number of votes that would be necessary to take action at a meeting may act by written consent. Atmus’ amended and restated certificate of incorporation, from and after such time as Cummins ceases to beneficially own a majority of the total voting power of the outstanding shares of Atmus Common Stock, expressly eliminates the right of Atmus’ shareholders to act by written consent. From and after such time, shareholder action must take place at the annual or a special meeting of Atmus’ shareholders.
Requirements for Advance Notification of Shareholder Nominations and Proposals
Atmus’ bylaws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors as well as minimum qualification requirements for shareholders making the proposals or nominations. Additionally, Atmus’ bylaws require that candidates for election as director disclose their qualifications and make certain representations.
No Cumulative Voting
The DGCL provides that shareholders are denied the right to cumulate votes in the election of directors unless Atmus’ certificate of incorporation provides otherwise. Atmus’ amended and restated certificate of incorporation does not provide for cumulative voting.
Undesignated Preferred Stock
The authority that Atmus’ board of directors possesses to issue Atmus preferred stock could potentially be used to discourage attempts by third parties to obtain control of Atmus through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Atmus’ board of directors may be able to issue Atmus preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Limitations on Liability, Indemnification of Officers and Directors and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their shareholders for monetary damages for breaches of their respective fiduciary duties as directors or officers, and Atmus’ amended and restated certificate of incorporation includes such an exculpation provision. Atmus’ amended and restated certificate of incorporation and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as an Atmus director or officer, or for serving at Atmus’ request as a director or officer or another position at another corporation or enterprise, as the case may be. Atmus’ amended and restated certificate of incorporation and bylaws also provide that Atmus must indemnify and advance reasonable expenses to its directors and officers.
The limitation of liability and indemnification provisions in Atmus’ amended and restated certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against Atmus’ directors and officers, even though such an action, if successful, might otherwise benefit Atmus and Atmus’ shareholders. However, these provisions do not limit or eliminate Atmus’ rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s or officer’s duty of care. The provisions do not alter the liability of directors or officers under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Atmus pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against Atmus or any of Atmus’ directors, officers or employees for which indemnification is sought.
Exclusive Forum
Unless Atmus otherwise consents in writing, to the extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on Atmus’ behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of Atmus’ directors, officers, employees to Atmus or Atmus’ shareholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, Atmus’ amended and restated certificate of incorporation or bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware. In addition, to the extent permitted by law, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act.
Transfer Agent and Registrar
The transfer agent and registrar for Atmus Common Stock is Broadridge Corporate Issuer Solutions, LLC, Lake Success, New York.

COMPARISON OF SHAREHOLDER RIGHTS OF CUMMINS AND ATMUS
Cummins is an Indiana corporation subject to the Indiana Business Corporation Law (“IBCL”) while Atmus is a Delaware corporation subject to the Delaware General Corporation Law (“DGCL”). Upon completion of the Exchange Offer, Cummins shareholders who exchange their shares of Cummins Common Stock for shares of Atmus Common Stock will become shareholders of Atmus. These holders’ rights will be governed by Delaware law and will be governed by Atmus’ amended and restated certificate of incorporation and bylaws. Differences in the rights of a shareholder of Cummins from those of a shareholder of Atmus arise principally from differences between the provisions of the constitutive documents of each of Cummins and Atmus, as well as from differences between the relevant sections of the IBCL and the DGCL.
The following is a summary of certain important differences between the rights of Cummins shareholders and the rights of Atmus shareholders. Unless the context otherwise requires or unless expressly indicated, it is assumed throughout this prospectus, including this summary, that the Exchange Offer is fully subscribed and that all shares of Atmus Common Stock held by Cummins are distributed pursuant to the Exchange Offer.
This summary is not a complete statement of the differences between the rights of the shareholders of Cummins and the rights of the shareholders of Atmus or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to Cummins’ and Atmus’ constitutive documents (as such documents may be amended), which you should read together with the relevant provisions of the IBCL and the DGCL. Copies of the documents referred to in this summary may be obtained as described under the section titled “Where You Can Find More Information About Cummins and Atmus” beginning on page viii of this prospectus.
Authorized Capital Structure and Liquidation Rights of Cummins and Atmus
Class of Security	Authorized	Issued and Outstanding	Liquidation Preference
Cummins:(1)
Cummins Common Stock, par value $2.50 per share	500,000,000 shares	141,856,847 shares	None
Cummins preference stock, no par value	1,000,000 shares	0 shares	Full amount per share determined by the board of directors for the relevant series of preference stock, plus accrued and unpaid dividends, subject to the rights of holders of Cummins preferred stock
Cummins preferred stock, no par value	1,000,000 shares	0 shares	Full amount per share determined by the board for the relevant series of preferred stock, plus accrued and unpaid dividends
Atmus:(2)
Atmus Common Stock, par value $0.0001 per share	2,000,000,000 shares	83,297,796 shares	None
Atmus preferred stock, no par value	100,000,000 shares	0 shares	Not applicable

(1)
As of January 31, 2024

(2)
As of January 31, 2024

	Cummins	Atmus
Voting Rights
Each record holder of Cummins Common Stock is entitled to one vote for each validly issued outstanding share at all shareholders’ meetings on all matter submitted to a vote of the shareholders. The holders of Cummins Common Stock do not have cumulative voting rights in the election of directors. The holders of Cummins preferred stock (if and when ever issued) and the holders of Cummins preference stock (if and when ever issued) are (i) each entitled to elect two directors to Cummins’ board of directors upon default in the payment of six quarterly dividends on any series of such class (such rights to cease once the related arrears in dividend are declared and paid, or declared and set apart) and (ii) have voting rights with respect to amendments of Cummins’ restated articles of incorporation affecting certain of their rights and in the case of certain mergers, consolidations and dispositions of substantially all of Cummins’ assets.
Generally, any matter brought before any meeting of the shareholders, other than the election of directors, shall be decided by the affirmative vote of the holders of a majority of the votes cast at the meeting of the shareholders, provided that a quorum exists as to such matter at such meeting.

Each outstanding share of Atmus Common Stock is entitled to one vote on all matters submitted to a vote of its shareholders. Directors will be elected by a plurality of the votes entitled to be cast. Atmus shareholders do not have cumulative voting rights. The affirmative vote of holders of at least 75% of the total voting power of the outstanding shares of all classes of Atmus’ capital stock is required to amend the sections of Atmus’ amended and restated certificate of incorporation and bylaws related to (i) its board of directors, including related to its classified board and the removal of directors only for cause; (ii) its shareholders, including related to the inability of shareholders to call special meetings of shareholders and the inability of shareholders to act by written consent; (iii) the ability its board of directors and its shareholders to amend or repeal its bylaws.
Except as otherwise provided in Atmus’ amended and restated certificate of incorporation or as required by law, all matters to be voted on by its shareholders (other than matters relating to the election of directors and the matters referenced above) will be approved if votes cast in favor of the matter exceed the votes cast opposing the matter at a meeting at which a majority of the outstanding shares entitled to vote on such matter is represented in person or by proxy.

Election of Directors	Directors of Cummins’ board will be elected by a majority of the votes cast at any meeting for the election of directors, provided that a quorum is present. The holders of Cummins Common Stock do not have cumulative voting rights	Directors of Atmus’ board will be elected by a plurality of the votes entitled to be cast at any meeting for the election of directors, provided that a quorum is present. Atmus shareholders do not have cumulative voting rights.
Rights of Holders of Preferred Stock	Cummins’ restated articles of incorporation provide that Cummins’ board of directors is authorized to establish the designation, relative rights, preferences, qualifications and limitations of any series of preferred stock of Cummins.	Atmus’ amended and restated certificate of incorporation provides that the Atmus Board is authorized to establish the designation, relative rights, preferences, qualifications and limitations of any series of preferred stock of Atmus.

	Cummins	Atmus
Number and Classification of Board of Directors; Term
Cummins’ bylaws provide that the number of directors of Cummins shall be fixed from time to time by resolution of the Cummins board. Currently, the Cummins board consists of 12 directors.
Under the IBCL, a corporation with a class of voting shares registered under Section 12 of the Exchange Act must have a classified board of directors unless the corporation adopts a bylaw expressly electing not to be governed by such provision within 30 days after the corporation’s voting shares are registered under Section 12 of the Exchange Act.
Cummins’ has elected not to be subject to the classified board requirement; however, the IBCL permits such election to be rescinded by subsequent action of Cummins’ board.
Cummins has elected to not have more than one class of directors for its board and its directors have no staggered terms.
Each director is elected for a term that expires at the next annual meeting of the shareholders following such director’s election. Any director not elected by a majority of the votes cast must submit their resignation.

Atmus’ amended and restated certificate of incorporation and bylaws provide that the number of directors of Atmus shall be fixed from time to time solely by resolution of the majority of the whole board. Following the successful completion of the Exchange Offer, the Atmus board will consist of seven directors.
The directors are divided into three classes, designated Class I, Class II and Class III. Each class consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire board.
The directors of each class are elected for a three-year term until their respective successors have been duly elected and qualified.

Director Eligibility and Mandatory Retirement	No person of 74 years of age or above may be elected a director of the Cummins board, provided that any director who attains the age of 74 years of age during their term of office is eligible to remain a director for the duration of the term but is not eligible for re-election.	No person of 74 years of age or above may be elected a director of the Atmus board, provided that any director who attains the age of 74 years of age during their term of office is eligible to remain a director for the duration of the term but is not eligible for re-election.
Removal of Directors	A director or the entire Cummins board may be removed from office, with or without cause, only at a meeting of the shareholders called expressly for that purpose, by the affirmative vote of the holders of outstanding Cummins Common Stock representing at least a majority of all the votes then entitled to vote thereon.	A director or the entire Atmus board may be removed from office at any time, but only for cause and only by the affirmative vote of the shareholders possessing at least 75% of the total voting power of Atmus stock entitled to vote thereon.
Vacancies on the Board of Directors	Any vacancy occurring in the Cummins board, from whatever cause arising,	Any vacancy occurring in the Atmus board from whatever cause arising,

	Cummins	Atmus
	including an increase in the number of directors, shall be filled by selection of a successor by a majority vote of the remaining directors (although less than a quorum) until the next annual meeting of the shareholders.	including an increase in the number of directors, shall be filled by selection of a successor by a majority vote of the remaining directors (although less than a quorum) until the expiration of the term of office of the director who he or she replaced.
Record Date
The record date for Cummins shareholders entitled to notice of or to vote at any shareholders’ meeting is determined by the Cummins board but may not be more than 70 days before the date of such meeting.
In the absence of such determination, the record date is the day next preceding the date on which notice is given, or, if notice is waived, on the date next preceding the day on which the meeting is held.
A determination of shareholders of record entitled to notice of or to vote at a shareholders’ meeting is effective for any adjournment of the meeting, unless the board fixes a new record date, which it must do if the meeting is adjourned to a new date more than 120 days after the date fixed for the original meeting.

The record date for Atmus shareholders entitled to notice of or to vote at any shareholders’ meeting is determined by the Atmus board but may not be more than 60 days nor less than 10 days before the date of such meeting.
In the absence of such determination, the record date is the day next preceding the date on which notice is given, or, if notice is waived, on the date next preceding the day on which the meeting is held.
A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Atmus board may fix a new record date for the determination of shareholders entitled to notice of or to vote at the adjourned meeting.

Notice of Shareholder / Shareholder Meetings
Notice of a shareholders’ meeting must be mailed or delivered via electronic transmission by the Secretary of Cummins to shareholders of record entitled to notice of or to vote at such meeting, stating (i) the date, time and place of any meeting of the shareholders; (ii) the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting; and (iii) in the case of a special meeting, the purpose or purposes for which such meeting is called.
The notice of any meeting must be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder entitled to vote at such meeting as of the record date for determining the shareholders entitled to notice of the meeting.

Notice of a shareholders’ meeting must be mailed or delivered via electronic transmission by the Secretary of Atmus to the shareholders of record entitled to notice or vote at such meeting, stating (i) the date, time and place of any meeting of the shareholders; (ii) the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting; (iii) the record date for determining the shareholders entitled to vote at the meeting (if such date is different from the record date for shareholders entitled to notice of the meeting); and (iv) in the case of a special meeting, the purpose or purposes for which such meeting is called.
The notice of any meeting must be given not less than 10 nor more than 60 days before the date of the meeting to each

	Cummins	Atmus
shareholder entitled to vote at such meeting as of the record date for determining the shareholders entitled to notice of the meeting.
Special Meetings	A special meeting of the shareholders may be called (i) at any time by the Cummins board or the chairperson of the board or (ii) by the Secretary of Cummins upon written request to the Secretary by one or more eligible holders of Cummins Common Stock representing not less than 10% of the voting power of all outstanding shares of capital stock of Cummins.
Subject to the rights of the holders of preferred stock, a special meeting of the shareholders, for any purpose or purposes, may be called by the Secretary of Atmus upon a written request delivered to the Secretary by (i) the Atmus board pursuant to a resolution adopted by a majority of the board or (ii) the chair of the Atmus board.
The ability of the shareholders to call a special meeting of shareholders is specifically denied.

Shareholder Action by Written Consent	Any action required or permitted to be taken by the holders of Cummins Common Stock that may be effected at an annual meeting or special meeting may also be effected by unanimous written consent of the shareholders.	Any action required or permitted to be taken by the shareholders of Atmus must be effected at a duly called annual or special meeting of the shareholders and may not be effected by written consent of shareholders.
Quorum and Adjournment
A majority of the votes entitled to be cast on a matter, represented in person or by proxy, constitutes a quorum for action on the matter. Action may be taken at a shareholders’ meeting only on matters with respect to which a quorum exists.
Any meeting of the shareholders, including annual and special meetings and any adjournments thereof, may be adjourned to a later date although less than a quorum is present. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

A majority of the votes entitled to be cast on a matter, represented in person or by proxy, constitutes a quorum for action on the matter. Action may be taken at a shareholders’ meeting only on matters with respect to which a quorum exists.
Any meeting of shareholders, including annual and special meetings and any adjournments thereof, may be adjourned to a later date although less than a quorum is present. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

Advance Notice Procedures for a Shareholder Proposal or Director Nomination	A shareholder of record entitled to vote at an annual meeting may request business to be brought before such meeting, and a shareholder of record entitled to vote in the election of directors may make a nomination of a person for election as a director, in each	A shareholder of record entitled to vote at an annual meeting may request business to be brought before such meeting, and a shareholder of record entitled to vote in the election of directors may make a nomination of a person for election as a director, in each

	Cummins	Atmus
	case, by providing written notice in proper form and with proper content as set forth in Cummins’ bylaws to the secretary of Cummins not later than 90 days (except in the case of director nominations, not less than one-hundred 160 days) prior to the date included in the first notice of such meeting given to shareholders, or the “originally scheduled date”; provided, that if the originally scheduled date is before the one-year anniversary of the date first set forth in Cummins’ first mailed proxy materials for the prior year’s annual meeting, such notice to be timely must be so received not later than the close of business on the 10th day following the day of the first public disclosure of the originally scheduled date of such meeting.	case, by providing written notice in proper form and with proper content as set forth in Atmus’ bylaws to the secretary of Atmus not less than 90 nor more than 120 days (except in the case of director nominations, not less than 150 days) prior to the one year anniversary of the prior year’s annual meeting, provided that if the date of the current year’s annual meeting has changed by more than 30 days before or more than 70 days after the one year anniversary of the prior year’s annual meeting, such shareholder’s notice to be timely must be so received not earlier than the close of business on the 120th day prior to the current year’s annual meeting and not later than the close of business on the later of (i) the 90th day prior to the current year’s annual meeting and (ii) the 10th day following the day on which the first public disclosure of the date of the current year’s annual meeting.
Proxy Access	Cummins’ bylaws include proxy access provisions that permit a shareholder, or a group of up to 20 shareholders, owning three percent or more of outstanding shares of Cummins’ Common Stock continuously for at least three years to nominate and include in Cummins’ annual meeting proxy materials a number of director nominees up to the greater of (i) two, or (ii) 25% of the total number of Cummins directors, provided that the shareholder(s) and nominee(s) satisfy the requirements specified in Cummins’ bylaws. Written notice of the nomination(s) must be submitted to the Secretary of Cummins at its principal offices no less than 120 days nor more than 150 days prior to the date on which Cummins first made available to its shareholders its proxy materials for the prior year’s annual meeting of shareholders.	Neither Atmus’ amended and restated certificate of incorporation nor Atmus’ bylaws include any proxy access provisions.

	Cummins	Atmus
Amendment of Articles of Incorporation / Certificate of Incorporation
Under the IBCL, Cummins’ restated articles of incorporation may be amended, subject to certain exceptions, upon a resolution of the board of directors recommending such amendment to the shareholders (unless the board determines that it should not make a recommendation and communicates the basis for its determination to the shareholders) and the approval of:
•
a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenter’s rights, and

•
by a majority of the votes cast at a meeting where a quorum is present with respect to every other voting group entitled to vote on the amendment.

The IBCL specifies that holders of a class of shares are entitled to vote as a separate voting group if the proposed amendment would have certain effects on such class, including, but not limited to, an increase or decrease of the number of authorized shares of such class, an exchange or reclassification of all or part of the shares of such class into shares of another class, a change in the designations, rights, preferences or limitations of all or part of the shares of such class, or a change the shares of all or part of such class into a different number of shares of the same class.
In certain limited instances, the board of directors may amend the articles of incorporation.
Cummins’ restated articles of incorporation provides that Cummins reserves the right to supplement, amend, or repeal any provision contained in its restated articles of incorporation, in the manner prescribed by statute, and all rights conferred upon shareholders in its restated articles of incorporation are granted subject to such reservation.

Under the DGCL, Atmus’ amended and restated certificate of incorporation may be amended upon a resolution of the board of directors and, subject to certain exceptions, approved by:
•
the holders of a majority of the outstanding shares entitled to vote; and

•
a majority of the outstanding shares of each class entitled to a class vote if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preference, or special rights of the shares of such class so as to affect them adversely; provided, that if the amendment would alter or change the powers, preferences or special rights of one or more series of a class so as to affect them adversely, but will not so affect the entire class, then only the shares of the series so affected will be considered a separate class for purposes of the vote.

The affirmative vote of shareholders possessing at least 75% of the total voting power of the outstanding shares of all classes of Atmus capital stock entitled to vote thereon, considered for this purpose as one class, is required to amend Articles V (Board of Directors), VI (Shareholders), VIII (By-Laws of the Corporation) and Section 9.2 (Amendment and Repeal) of Atmus’ amended and restated certificate of incorporation.

	Cummins	Atmus
Amendment of Bylaws	Cummins’ bylaws may be amended or repealed and its provisions may be waived by either (i) the affirmative vote of a majority of the number of Cummins directors at the time or (ii) the affirmative vote, at a meeting of the shareholders, of at least a majority of the votes entitled to be cast by the holders of the outstanding shares of all classes of Cummins capital stock entitled to vote generally in the election of directors, voting as a single voting group, except as otherwise required by Cummins’ restated articles of incorporation or by the IBCL.	Atmus’ bylaws may be amended or repealed by the Atmus board by the affirmative vote of a majority of the entire number of directors without any action on the part of the shareholders. Atmus shareholders also have power to adopt, amend or repeal the bylaws of Atmus, with the affirmative vote of shareholders possessing at least 75% of the total voting power of the outstanding shares of all classes of Atmus capital stock entitled to vote thereon.
Business Opportunities
The IBCL states that a director’s taking advantage, directly or indirectly, of a business opportunity may not be the subject of equitable relief or give rise to an award of damages or other sanctions against the director, in a proceeding by or in the right of the corporation on the ground that the opportunity should have first been offered to the corporation, if one of the following applies:
•
the opportunity and all material facts concerning the opportunity then known to the director were disclosed to or known by the board of directors or a committee of the board of directors before the director became legally obligated regarding the opportunity and the board of directors or a committee of the board of directors disclaimed the corporation’s interest in the opportunity.

•
the opportunity and all material facts concerning the opportunity then known to the director were disclosed to or known by the shareholders entitled to vote before the director became legally obligated regarding the opportunity and the shareholders disclaimed the corporation’s interest in the opportunity.

Cummins’ restated articles of incorporation and bylaws are silent on business opportunities.

The DGCL provides that a corporation can renounce, in its certificate of incorporation or by action of its board, any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes of categories of business opportunities that are presented to the corporation or one or more of its offices, directors or shareholders.
Except as otherwise agreed in writing between Atmus and Cummins, for so long as Cummins (a) beneficially owns shares of capital stock representing, in the aggregate, at least 10% of the total voting power of the outstanding shares of all classes of capital stock of Atmus or (b) otherwise has one or more directors, officers or employees serving as a director, officer or employee of Atmus, in the event that a director, officer or employee of the Corporation who is also a director, officer or employee of Cummins acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both Atmus and Cummins, such director, officer or employee shall to the fullest extent permitted by the DGCL have fully satisfied and fulfilled his or her fiduciary duty, if any, with respect to such corporate opportunity regardless of whether such opportunity is presented to Atmus, and Atmus to the

	Cummins	Atmus
fullest extent permitted by the DGCL renounces any interest or expectancy in such corporate opportunity and waives any claim that such corporate opportunity should have been presented to Atmus or any affiliates. The foregoing policy, and the action of any director, officer or employee of Cummins, Atmus or any affiliates taken in accordance with, or in reliance upon, the foregoing policy or in entering into or performing any agreement, transaction or the arrangement is deemed and presumed to be fair to Atmus.
Limitation of Liability of Directors and Officers	The IBCL provides that a director is not liable for any action taken as a director, or any failure to take any action, regardless of the nature of the alleged breach of duty, including alleged breaches of the duty of care, the duty of loyalty, and the duty of good faith, unless: (i) the director has breached or failed to perform the duties of the director’s office (a) in good faith; (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner the directors reasonably believe to be in the best interests of the corporation; and (ii) the breach or failure to perform constitutes willful misconduct or recklessness.
The DGCL provides that a corporation may limit or eliminate a director’s or officer’s personal liability for monetary damages to the corporation or its shareholders for breach of fiduciary duty as a director or officer, except for liability for: (i) any breach of the director’s or officer’s duty of loyalty to such corporation or its shareholders; (ii) acts or omissions of a director or officer not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) willful or negligent violation by a director of provisions of Delaware law governing payment of dividends and stock purchases or redemptions; (iv) any transaction from which the director or officer derived an improper personal benefit; or (v) liability of an officer in any action by or in the right of the corporation.
Atmus’ amended and restated certificate of incorporation and bylaws include provisions that limit, to the fullest extent allowable under the DGCL, the personal liability of directors and officers for monetary damages for actions taken as an Atmus director or officer, or for serving at Atmus’ request as a director or officer or another position at another corporation or enterprise, as the case may be.

Indemnification of Directors and Officers	Cummins’ bylaws provide that Cummins shall, to the fullest extent permitted by the IBCL, (i) indemnify	Atmus’ amended and restated certificate of incorporation and bylaws provide that Atmus shall, to the fullest extent

	Cummins	Atmus

any person who is or was a director or officer of Cummins (and the heirs and legal representatives thereof) against expenses (including attorneys’ fees), judgments, fines, and penalties and amounts paid in settlement resulting from any action, suit or proceeding threatened or brought against such person by reason of such person’s serving in such position or serving another enterprise in any capacity at the request of Cummins and (ii) pay for or reimburse the reasonable expenses incurred by such person in advance of the final disposition of the action, suit or proceeding.
Additionally, Cummins may, in its sole discretion, provide for indemnification of any person in accordance with the IBCL.
If a claim for indemnification pursuant to Cummins’ bylaws is not paid in full by Cummins within 90 days after a written request therefor has been received by Cummins, the claimant may at any time thereafter bring suit against Cummins to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled also to be paid the expense of prosecuting such claim.

permitted by the DGCL, (i) indemnify any person who is or was a director or officer of Atmus (and the heirs and legal representatives thereof) against expenses (including attorneys’ fees), judgments, fines, and penalties and amounts paid in settlement resulting from any action, suit or proceeding threatened or brought against such person by reason of such person’s serving in such position or serving another enterprise in any capacity at the request of Atmus and (ii) pay for or reimburse the reasonable expenses incurred by such person in advance of the final disposition of the action, suit or proceeding.
Additionally, Atmus may, in its sole discretion, provide for indemnification of any person in accordance with the DGCL.
Atmus has entered into indemnification agreements with its independent directors, which require Atmus to indemnify such directors to the fullest extent permitted under the DGCL and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Exclusive Forum	Neither Cummins’ restated articles of incorporation nor Cummins’ bylaws include any exclusive forum provisions.	Atmus’ amended and restated certificate of incorporation includes exclusive forum provisions, pursuant to which, unless Atmus otherwise consents in writing, the sole and exclusive forum for (i) any derivative action or proceeding brought on Atmus’ behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of Atmus’ directors, officers, employees to Atmus or Atmus’ shareholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, Atmus’ amended and restated certificate of incorporation or bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have

	Cummins	Atmus
jurisdiction, the federal district court for the district of Delaware. Nothing in Atmus’ amended and restated certificate of incorporation or bylaws precludes shareholders that assert claims under the applicable securities laws from bringing such claims in state or federal courts, subject to applicable law. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
Shareholder / Shareholder Rights Plans	Cummins does not currently have a shareholder rights plan in effect.	Atmus does not currently have a shareholder rights plan in effect.
Shareholder / Shareholder Inspection Rights; Shareholder / Shareholder Lists
Under the IBCL, a shareholder or his or her agent or attorney has a right to inspect and copy during regular business hours at the corporation’s principal office, upon at least five business days’ written demand, the corporation’s articles of incorporation and all amendments to them currently in effect, its bylaws and all amendments to them currently in effect, all resolutions adopted by its board of directors with respect to one or more classes or series of shares and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding, minutes of all shareholders’ meetings, and records of all actions taken by shareholders without a meeting, for the past three years, written communications to shareholders generally within the past three years, including the financial statements furnished for the past three years under the IBCL, a list of the names and business addresses of its current directors and officers, and its most recent biennial report delivered to the secretary of state.
If the corporation refuses to permit such inspection or fails to reply to the request within a reasonable time of the demand, the shareholder may apply to the circuit or superior court of the
Under the DGCL, a shareholder or his or her agent has a right to inspect the corporation’s stock ledger, a list of its shareholders and its other books and records during the usual hours of business upon written demand stating a proper purpose (which must be reasonably related to such person’s interest as a shareholder). If the corporation refuses to permit such inspection or fails to reply to the request within five business days of the demand, the shareholder may apply to the Court of Chancery for an order to compel such inspection.

	Cummins	Atmus

county where the corporation’s principal office (or, if none in Indiana, its registered office) is located for an order to compel such inspection at the corporation’s expense.
A shareholder or his or her agent or attorney also has a right to inspect and copy, during regular business hours at the corporation’s principal office, the corporation’s record of shareholders, accounting records, and excerpts from meeting minutes and its other books and records during regular hours of business upon written demand stating a proper purpose (which must be reasonably related to such person’s interest as a shareholder and described with reasonable particularity) at a reasonable location specified by the corporation and with at least five business days written notice.
If the corporation does not allow within a reasonable time of the demand the shareholder to inspect and copy any such records, the shareholder may apply to the circuit or superior court of the county where the corporation’s principal office (or, if none in Indiana, its registered office) is located for an order to compel such inspection.

Appraisal Rights and Dissenters’ Rights	Under the IBCL, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions: (i) consummation of a plan of merger to which the corporation is a party if: (a) shareholder approval is required for the merger by the IBCL or the articles of incorporation; and (b) the shareholder is entitled to vote on the merger; (ii) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan; (iii) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the regular course of business, if the shareholder is entitled to vote on the	Under the DGCL, a shareholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Court of Chancery of the State of Delaware in the event of certain mergers and consolidations. However, shareholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of shareholders entitled to vote at the meeting of shareholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to shareholders of the surviving corporation if the merger did not require the vote of the shareholders of the surviving corporation.

	Cummins	Atmus

sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale; (iv) the approval of a control share acquisition; (v) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or (vi) election to become a benefit corporation.
Appraisal rights under the IBCL do not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of the shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were a covered security under the IBCL or the Securities Act (such as the Cummins Common Stock).
Notwithstanding the foregoing, appraisal rights are available if shareholders are required by the terms of the merger agreement to accept for their shares anything other than (i) shares of stock of the surviving corporation; (ii) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders; (iii) cash instead of fractional shares; or (iv) any combination of clauses (i) – (iii). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.
Control Share Acquisition
Cummins’ bylaws indicate that the control share acquisition provisions of the IBCL shall not apply to control share acquisitions of the shares of Cummins. However, Cummins’ bylaws may be amended at any time by the Cummins board without a shareholder vote.
The IBCL provides that, unless an “issuing public corporation” provides an exemption in its articles of incorporation or bylaws, any person who makes a “control share acquisition” may not vote the shares acquired in that acquisition, except to the extent voting rights relating to those shares are granted by a resolution approved by a vote of disinterested shareholders. An issuing public corporation is defined as an Indiana corporation that has:
•
100 or more shareholders;

Delaware has not adopted a control share acquisition statute for corporations, and Atmus does not have control share acquisition provisions in effect.

Cummins	Atmus

•
its principal place of business or principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of more than $1,000,000; and

•
either:

◦
more than 10% of its shareholders resident in Indiana;

◦
more than 10% of its shares owned of record or beneficially by Indiana residents; or

◦
1,000 shareholders resident in Indiana.

A “control share acquisition” is defined as the acquisition by a person of, or the power to direct the voting of, shares representing between one-fifth and one-third, between one-third and one-half, or one-half or more of an issuing public corporation’s voting power in the election of directors, either within a 90 day period or pursuant to a plan to make a control share acquisition of ownership. The acquiring person may request, and the issuing public corporation must call, a special shareholders’ meeting to restore or approve voting rights after the acquiring person delivers to the issuing public corporation a statement describing the acquisition or proposed acquisition, which is referred to as an acquiring person statement, and an undertaking to pay the expenses relating to the meeting. If no request is made, the voting rights to be accorded the shares acquired in the control share acquisition will be presented to the next special or annual meeting of the shareholders. Shares acquired in a control share acquisition in which no acquiring person statement has been filed may be redeemed by the issuing public corporation at their fair value, if authorized in a corporation’s articles of incorporation or bylaws before a control share acquisition has occurred. Unless otherwise provided in a corporation’s articles of incorporation or bylaws, if shares acquired in a control share acquisition are given full

	Cummins	Atmus
voting rights and the acquiring person has acquired shares representing a majority or more of the issuing public corporation’s voting power, then the other shareholders will be entitled to dissenters’ rights of appraisal. If shares acquired in a control share acquisition are not given full voting rights after a special shareholders’ meeting to restore or approve voting rights, the control shares may be redeemed.
Anti-Takeover Provisions and Shareholder / Shareholder Protections
In taking or declining to take any action or in making any recommendation to a corporation’s shareholders with respect to any matter, the IBCL provides that directors of Indiana corporations, in their discretion, may consider both the short-term and long-term interests of the corporation, taking into account and weighing, as the directors deem appropriate, the effects of such action or inaction on the corporation’s shareholders and other constituencies as well as certain interests described in the IBCL and any other factors the directors consider relevant.
The IBCL specifically provides that the application of specified judicial decisions in Delaware or in other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of the business judgement rule under that section.
The DGCL does not contain a “constituencies” statute; however, under Delaware case law, the board may consider both the short-term and long-term interests of the corporation in taking or declining to take action or make any recommendation to shareholders.
Under the business combinations provision of the IBCL, any shareholder who acquires a 10% or greater ownership position in an Indiana corporation with a class of voting shares registered under Section 12 of the Exchange Act (and that has not opted out of this provision) is prohibited for a period of five years from completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of such
Under the DGCL, a corporation (that has not opted out of this provision) is prohibited from engaging in any business combination with an interested shareholder or any entity for a period of three years from the date on which the shareholder first becomes an interested shareholder if the transaction is caused by the interested shareholder. There is an exception to the three year waiting period requirement if:
•
prior to the shareholder becoming an interested shareholder, the board of directors approves the business

Cummins	Atmus

10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination.
Cummins has not opted out of the business combinations provision of the IBCL. An election not to be subject to such provision would require an amendment to Cummins’ restated articles of incorporation (such amendment approved by a majority of shareholders), which would become effective 18 months after its passage and apply only to share acquisitions occurring after its effective date.

combination or the transaction in which the shareholder became an interested shareholder;
•
upon the consummation of the transaction in which the shareholder became an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

•
the business combination is approved by the board of directors and by the affirmative vote of at least 66 2∕3% of the outstanding shares of stock entitled to vote not owned by the interested shareholder at a meeting of shareholders.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers with an aggregate market value of at least 10% of the assets of the corporation. The DGCL defines the term “interested shareholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) at least 15% of the outstanding shares of stock entitled to vote. A corporation can expressly elect not to be governed by the DGCL’s business combination provisions in its certificate of incorporation or bylaws.
Atmus has not elected to opt out of the business combination provisions of the DGCL. Such an election would require an amendment to Atmus’ amended and restated certificate of incorporation or bylaws (such amendment approved by a majority of outstanding voting shares), which would become effective 18 months after its passage and apply only to share acquisitions occurring after its effective date.
Under the provisions of Atmus’ amended and restated certificate of incorporation and bylaws establishing Atmus’ classified board, it would take at least two elections of directors for any individual or group to gain control of

Cummins	Atmus
Atmus’ board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a proxy contest, making a tender offer or otherwise attempting to gain control of Atmus’ board of directors or Atmus.

SHARES ELIGIBLE FOR FUTURE SALE
Shares of Atmus Common Stock distributed to Cummins shareholders pursuant to the Exchange Offer will be freely transferable, except for shares of Atmus Common Stock received by persons who may be deemed to be “affiliates” of Atmus under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Atmus. The directors and principal executive officers of Atmus, as well as any significant shareholders of Atmus, will be affiliates. Affiliates of Atmus may sell their shares of Atmus Common Stock only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following are the material U.S. federal income tax considerations relevant to the Exchange Offer to U.S. Holders (as defined below) of Cummins Common Stock that exchange shares of Cummins Common Stock for shares of Atmus Common Stock pursuant thereto. Holders of Cummins Common Stock that who are not U.S. Holders should consult their tax advisors to determine the particular tax consequences to them of the Exchange Offer. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Cummins Common Stock that is for U.S. federal income tax purposes:
•
a citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.
This discussion is based on the Code, final, temporary and proposed Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions and interpretations of the foregoing, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is for general purposes only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities, tax-qualified retirement plans, “qualified foreign pension funds” (and entities all of the interests of which are held by qualified foreign pension funds), dealers in securities or currencies, traders in securities that elect mark-to-market treatment, entities that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and partners or beneficial owners therein), “controlled foreign corporations,” “passive foreign investment companies,” persons that have a “functional currency” other than the U.S. dollar, corporations that accumulate earnings to avoid U.S. federal income tax, accrual method taxpayers who are required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment. In addition, this summary does not address any aspect of any state, local or foreign taxes or any U.S. federal tax laws other than U.S. federal income tax laws.
You are urged to consult your own tax advisor concerning the application of U.S. federal income tax laws to your particular situation, as well as the application of any state, local, foreign income and other tax laws and tax treaties.
HOLDERS OF CUMMINS COMMON STOCK CONSIDERING THE EXCHANGE OFFER ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND APPLICABLE TAX TREATIES.
The IRS Ruling
In connection with the Separation, Cummins received the Ruling from the IRS substantially to the effect that, among other things, the Exchange Offer, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. While the Ruling is generally binding on the IRS, if any of the facts, assumptions, representations or undertakings that Cummins made to the IRS are, or become, inaccurate, incorrect or incomplete, the validity of the Ruling may be compromised and the Exchange Offer, together with certain related transactions, might not qualify as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. In that event, the consequences described in the Ruling will not apply and Cummins and its shareholders could be subject to significant U.S. federal income tax liability. Under some circumstances, the Tax Matters Agreement would require Atmus to indemnify Cummins for such tax liability.
Opinion of KPMG
The completion of the Exchange Offer is conditioned on, among other things, the continuing effectiveness and validity of the Ruling and receipt by Cummins of an opinion of KPMG to the effect that, among other things, the Exchange Offer, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion of KPMG will address certain issues on which the IRS does not rule; however, the opinion is not binding on the IRS, will be based on the law in effect as of the time of the Exchange Offer and the continuing validity of the Ruling, and will rely upon certain assumptions, as well as statements, representations and certain undertakings made by officers of Cummins and Atmus. These assumptions, statements, representations and undertakings are expected to relate to, among other things, Cummins’ business reasons for engaging in the Exchange Offer, the conduct of certain business activities by Cummins and Atmus, and the plans and intentions of Cummins and Atmus to continue conducting those business activities and not to materially modify their ownership or capital structure following the Exchange Offer. If any of those statements, representations or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, if the facts upon which the continuing effectiveness and validity of the Ruling or the opinion of KPMG is based are materially different from the facts that exist at the time of the Exchange Offer, or if there is any change in currently applicable law (which may be retroactive), the conclusions reached in such Ruling or opinion could be adversely affected.
Treatment of the Exchange Offer
Assuming that the Exchange Offer, together with certain related transactions, qualifies as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general:
•
the Exchange Offer will not result in the recognition of income, gain or loss to Cummins or Atmus;

•
no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of Cummins Common Stock as a result of the exchange of Cummins Common Stock for Atmus Common Stock in the Exchange Offer (other than cash in lieu of fractional shares of Atmus Common Stock);

•
the tax basis of the shares of Atmus Common Stock, including any fractional share deemed received, of a holder of Cummins Common Stock who exchanges Cummins Common Stock for Atmus Common Stock in the Exchange Offer will be, immediately after the Exchange Offer, the same as the tax basis of the shares of Cummins Common Stock exchanged therefor;

•
each U.S. Holder’s holding period in the Atmus Common Stock received in the Exchange Offer will include the holding period of the Cummins Common Stock exchanged therefor; and

•
a U.S. Holder of Cummins Common Stock that receives cash in lieu of a fractional share of Atmus Common Stock will recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, determined as described above, and such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such fractional share is more than one year as of the closing date of the Exchange Offer.

U.S. Holders who have acquired different blocks of Cummins Common Stock at different times or at different prices should consult their tax advisors regarding the allocation of their tax basis among, and the holding period of, the shares of Atmus Common Stock received in exchange for such blocks of Cummins Common Stock.
If the Exchange Offer, together with certain related transactions, does not qualify as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, each U.S. Holder who receives shares of Atmus Common Stock in the Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Atmus Common Stock received by the U.S. Holder and its tax basis in the shares of Cummins Common Stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of Atmus Common Stock received by the U.S. Holder. In the event that this Exchange Offer is undersubscribed and Cummins consummates a pro rata distribution of Atmus Common Stock to Cummins shareholders or if Cummins determines not to consummate the Exchange Offer and makes only a pro rata distribution of Atmus Common Stock to Cummins shareholders, and if such pro rata distribution, together with certain related transactions, does not qualify as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, then such distribution may be treated as a taxable dividend to U.S. Holders of Cummins Common Stock.
Even if the Exchange Offer, together with certain related transactions, were otherwise to qualify as tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, the Exchange Offer will be taxable to Cummins (but not to holders of Cummins Common Stock) under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of Cummins or Atmus is acquired as part of a plan or series of related transactions that includes the Exchange Offer. If Section 355(e) applies as a result of such an acquisition, Cummins would recognize taxable gain as described above, in “Risk Factors — Risks Related to the Exchange Offer — The Exchange Offer could result in significant tax liability,” but the Exchange Offer would generally be tax-free to U.S. Holders. Under some circumstances, the Tax Matters Agreement would require Atmus to indemnify Cummins for the tax liability associated with such taxable gain.
Informational Reporting and Backup Withholding
U.S. Treasury regulations require certain U.S. Holders who are “significant distributees” (generally, a U.S. Holder of Cummins Common Stock that owns at least five percent of all outstanding Cummins Common Stock (by vote or value) immediately before the distribution) and who receive Atmus Common Stock pursuant to the distribution to attach to their U.S. federal income tax return for the taxable year in which the Exchange Offer occurs a detailed statement setting forth certain information with respect to the transaction. U.S. Holders of Cummins Common Stock should consult their tax advisors to determine whether they are significant distributees required to provide the foregoing statement and retain permanent records of such information.
In addition, a withholding agent may be required to report the payments of cash to a U.S. Holder of Cummins Common Stock in lieu of fractional shares of Atmus Common Stock in the Exchange Offer on an IRS Form 1099, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding, unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number on a properly completed IRS Form W-9 and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.
THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH HOLDER OF CUMMINS COMMON STOCK CONSIDERING THE EXCHANGE OFFER IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS AND TREATIES.

LEGAL MATTERS
Certain legal matters, including the validity of the shares of Atmus Common Stock being offered herein, will be passed upon by Baker & McKenzie LLP, New York, New York. KPMG LLP will issue an opinion to Cummins regarding certain tax matters. The validity of the shares of Atmus Common Stock being offered in connection with this Exchange Offer will be passed upon for the dealer managers by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
The financial statements of Atmus Filtration Technologies Inc. as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Cummins Inc. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS OF ATMUS

Management’s Report to Shareholders
Management’s Report on Internal Control over Financial Reporting
As a public company, Atmus will be required to maintain internal control over financial reporting and to evaluate and determine the effectiveness of its internal control over financial reporting. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Beginning with Atmus’ annual report on Form 10-K as of and for the year ending December 31, 2024, Atmus will be required to provide a management report on internal control over financial reporting, as well as an attestation of Atmus’ independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Atmus Filtration Technologies Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Atmus Filtration Technologies Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of net income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue Recognition
As described in Note 3 to the consolidated financial statements, the Company sells to customers either through long-term arrangements or standalone purchase orders. The Company’s long-term arrangements generally do not include committed volumes until underlying purchase orders are issued. Typically, revenue is recognized on the products the Company sells at a point in time, in accordance with shipping terms or other contractual arrangements. For the year ended December 31, 2023, the Company’s net sales were $1,628.1 million.
The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is the high degree of auditor effort in performing procedures related to the Company’s revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) evaluating revenue recognized during the year for a sample of revenue transactions by obtaining and inspecting source documents, including purchase orders, invoices, shipping documentation, and subsequent cash receipts, where applicable and (ii) conforming a sample of outstanding customer invoice balances as of year-end and obtaining and inspecting source documents, including subsequent cash receipts or shipping documentation, for confirmations not returned.
/s/ PricewaterhouseCoopers LLP
Nashville, Tennessee
February 14, 2024
We have served as the Company’s auditor since 2021.

ATMUS FILTRATION TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF NET INCOME
(in millions of U.S. dollars, except per share data)
	For the Years Ended December 31,
	2023	2022	2021
NET SALES(a)	$1,628.1	$1,562.1	$1,438.8
Cost of sales	1,195.4	1,202.9	1,089.5
GROSS MARGIN	432.7	359.2	349.3
OPERATING EXPENSES AND INCOME
Selling, general and administrative expenses	174.7	139.7	126.2
Research, development and engineering expenses	42.5	38.6	42.0
Equity, royalty and interest income from investees	33.6	28.0	32.4
Other operating expense, net	0.7	5.0	—
OPERATING INCOME	248.4	203.9	213.5
Interest expense	25.8	0.7	0.8
Other income, net	3.8	8.8	3.9
INCOME BEFORE INCOME TAXES	226.4	212.0	216.6
Income tax expense	55.1	41.6	46.5
NET INCOME	$171.3	$170.4	$170.1
PER SHARE DATA:
Weighted-average shares for basic EPS	83.3	83.3	83.3
Weighted-average shares for diluted EPS	83.4	83.3	83.3
Basic earnings per share	$2.06	$2.05	$2.04
Diluted earnings per share	$2.05	$2.05	$2.04

(a)
Includes sales to related parties of $390.8 million, $344.9 million and $328.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

ATMUS FILTRATION TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)
	For the Years Ended December 31,
	2023	2022	2021
NET INCOME	$171.3	$170.4	$170.1
Other comprehensive loss, net of tax
Change in pension and other postretirement defined benefit plans	(1.0)	2.4	0.7
Foreign currency translation adjustments	0.6	(16.6)	(12.0)
Total other comprehensive loss, net of tax	$(0.4)	$(14.2)	$(11.3)
COMPREHENSIVE INCOME	$170.9	$156.2	$158.8

ATMUS FILTRATION TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars, except share data)
	December 31, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	$168.0	$—
Accounts and notes receivable, net
Trade and other receivables	184.5	174.2
Related party receivables	62.3	61.8
Inventories	250.0	245.0
Prepaid expenses and other current assets	28.2	19.3
Total current assets	693.0	500.3
Property, plant and equipment, net	174.6	148.4
Investments and advances related to equity method investees	84.8	77.0
Goodwill	84.7	84.7
Other assets	51.5	57.0
TOTAL ASSETS	$1,088.6	$867.4
LIABILITIES
Accounts payable	$174.2	$145.9
Related party payables	62.4	82.0
Accrued compensation, benefits and retirement costs	41.8	18.2
Current portion of accrued product warranty	5.4	5.9
Current maturities of long-term debt	7.5	—
Other accrued expenses	83.7	79.0
Total current liabilities	375.0	331.0
Long-term debt	592.5	—
Accrued product warranty	8.6	9.6
Other liabilities	31.8	71.2
TOTAL LIABILITIES	1,007.9	411.8
Commitments and contingencies (Note 14)
EQUITY
Common stock, $0.0001 par value (2,000,000,000 shares authorized and 83,297,796 shares issued and outstanding as of December 31, 2023)	$—	$—
Net parent investment	—	511.4
Additional paid-in capital	49.7	—
Retained earnings	87.2	—
Accumulated other comprehensive loss	(56.2)	(55.8)
TOTAL EQUITY	80.7	455.6
TOTAL LIABILITIES AND EQUITY	$1,088.6	$867.4

ATMUS FILTRATION TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S. dollars)
	For the Years Ended December,
	2023	2022	2021
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income	$171.3	$170.4	$170.1
Adjustments to reconcile net income to operating cash flows:
Depreciation and amortization	21.5	21.6	21.6
Deferred income taxes	(10.0)	(12.7)	(2.7)
Equity in income of investees, net of dividends	(7.8)	0.4	(2.8)
Foreign currency remeasurement and transaction exposure	(4.5)	(1.9)	(5.8)
Changes in current assets and liabilities:
Trade and other receivables	(9.4)	(15.6)	0.2
Related party receivables	(0.7)	(2.7)	(8.0)
Inventories	(4.3)	(9.7)	(43.5)
Prepaid expenses and other current assets	(8.9)	(6.1)	10.2
Accounts payable	24.1	12.6	20.5
Related party payables	(19.7)	5.9	28.3
Other accrued expenses	30.2	0.8	19.4
Changes in other liabilities	0.3	(5.7)	3.4
Other, net	6.9	8.4	(1.0)
Net cash provided by operating activities	189.0	165.7	209.9
CASH USED IN INVESTING ACTIVITIES
Capital expenditures	(45.8)	(37.5)	(33.4)
Net cash used in investing activities	(45.8)	(37.5)	(33.4)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Long-term debt proceeds	650.0	—	—
Payments on long-term debt	(50.0)	—	—
Net transfers to Parent	(579.5)	(128.2)	(176.5)
Other, net	4.3	—	—
Net cash provided by (used in) financing activities	24.8	(128.2)	(176.5)
Net increase in cash and cash equivalents	168.0	—	—
Cash and cash equivalents at beginning of period	—	—	—
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$168.0	$—	$—
SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Non-cash settlements with Parent	$29.4	$—	$—
Non-cash Capital expenditures	$(1.5)	$(4.1)	$(1.5)

ATMUS FILTRATION TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions of U.S. dollars)
	Common Stock	Net Parent Investment	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance December 31, 2020	$—	$475.6	$—	$—	$(30.3)	$445.3
Net income	—	170.1	—	—	—	170.1
Other comprehensive loss, net of tax	—	—	—	—	(11.3)	(11.3)
Share-based awards	—	—	—	—	—	—
Net transfers to Parent	—	(176.5)	—	—	—	(176.5)
Balance December 31, 2021	$—	$469.2	$—	$—	$(41.6)	$427.6
Net income	$—	$170.4	$—	$—	$—	$170.4
Other comprehensive loss, net of tax	—	—	—	—	(14.2)	(14.2)
Share-based awards	—	—	—	—	—	—
Net transfers to Parent	—	(128.2)	—	—	—	(128.2)
Balance December 31, 2022	$—	$511.4	$—	$—	$(55.8)	$455.6
Net income	$—	$84.1	$—	$87.2	$—	$171.3
Other comprehensive loss, net of tax	—	—	—	—	(0.4)	(0.4)
Share-based awards	—	—	4.3	—	—	4.3
Net transfers (to) from Parent	—	(595.5)	45.4	—	—	(550.1)
Balance December 31, 2023	$—	$—	$49.7	$87.2	$(56.2)	$80.7

ATMUS FILTRATION TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1.   DESCRIPTION OF THE BUSINESS
Atmus Filtration Technologies Inc. (“Atmus” or the “Company”) develops, designs, manufactures and sells filters, coolant and chemical products. Atmus offers products for first fit and aftermarket applications, including air filters, fuel filters, fuel water separators, lube filters, hydraulic filters, coolants, fuel additives and other filtration systems to original equipment manufacturers, dealers/distributors and end-users. Atmus supports a wide customer base in a diverse range of markets, including on-highway and off-highway segments such as oil and gas, agriculture, mining, construction, power generation, marine and industrial markets. The Company produces and sells globally recognized Fleetguard branded products in over 140 countries, including countries in North America, Europe, South America, Asia, Australia and Africa. Fleetguard branded products are available through distribution centers worldwide.
Separation
In April 2022, Cummins Inc. (“Cummins” or the “Parent”) announced its intention to separate its filtration business (the “Filtration Business”) into a standalone publicly traded company (the “Separation”). In preparation for separation from Cummins, Atmus, as its predecessor in interest, was incorporated as a wholly-owned subsidiary of Cummins in Delaware on April 1, 2022 in connection with the planned Separation. Prior to the completion of Atmus’ initial public offering (the “IPO”), Cummins completed, in all material respects, the transfer of the assets and liabilities of the Filtration Business to Atmus and its subsidiaries as detailed in the separation agreement Atmus entered into with Cummins.
Atmus’ Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission (“Commission”) on May 16, 2023, was declared effective on May 25, 2023, and Atmus’ common shares began trading on the New York Stock Exchange under the symbol “ATMU” on May 26, 2023. On May 30, 2023, the IPO was completed through the sale on behalf of certain commercial paper holders of Cummins of 16,243,070 shares of common stock, including the underwriters’ full exercise of their 30-day option to purchase 2,118,661 shares to cover over-allotments. None of the proceeds of the IPO were for the benefit of Atmus. As of the closing of the IPO, Cummins owned, and continues to own, approximately 80.5% of the outstanding shares of Atmus common stock.
Atmus Debt Agreement
On September 30, 2022, and as amended on February 15, 2023, Atmus entered into a $1.0 billion credit agreement (“Credit Agreement”) with Cummins and a syndicate of banks, providing for a $600 million term loan facility (the “term loan”) and a $400 million revolving credit facility (the “revolving credit facility”), in anticipation of the Separation. Borrowings under the Credit Agreement did not become available until the IPO occurred. The facilities covered by the Credit Agreement will mature on September 30, 2027.
Upon completion of the IPO, Atmus borrowed $650 million, consisting of proceeds of the term loan and amounts drawn under the revolving credit facility, and paid such amounts to Cummins in partial consideration for the Separation.
NOTE 2.   BASIS OF PRESENTATION
As Atmus became a publicly traded company upon the IPO, its financial statements are now presented on a consolidated basis. In preparation for the IPO, the Company’s historical consolidated financial statements were prepared on a standalone basis, which reflected a combination of entities under common control that had been “carved out” of and derived from the historical consolidated financial statements and accounting records of Cummins.
The financial statements for all periods presented, including the historical results of the Company prior to May 26, 2023, are now referred to as “Consolidated Financial Statements”, and have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP). All intercompany balances and transactions are eliminated in consolidation.

Periods Prior to the IPO
Prior to the IPO, Atmus, previously the Filtration Business of Cummins, functioned as part of the larger group of businesses controlled by Cummins and accordingly, utilized centralized functions of Cummins, such as facilities and information technology, to support its operations. A portion of the shared service costs were historically allocated to the Filtration Business. Cummins also performed certain corporate functions for the Filtration Business and the related corporate expenses were allocated from Cummins. These allocated costs primarily related to certain governance and corporate functions, including finance, human resources, investor relations, legal, tax, treasury and certain other costs. Where it was possible to specifically attribute such expenses to activities of the Filtration Business, these amounts were charged or credited directly to the Filtration Business without allocation or apportionment. Allocation of other such expenses was based on a reasonable reflection of the utilization of the service provided or benefit received by the Filtration Business for the periods presented prior to the Separation, on a consistent basis, such as a relative percentage of headcount and third-party sales. The aggregate costs allocated for these functions to the Filtration Business are included within the Consolidated Statements of Net Income for the periods presented prior to the Separation.
Management believes these cost allocations were a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Filtration Business during the period prior to the IPO, though the allocations may not be indicative of the actual costs that would have been incurred had the Filtration Business operated as a standalone public company. Actual costs that may have been incurred if the Filtration Business had been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by the Filtration Business employees, and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.
Historically, Atmus’ cash was transferred to Cummins on a daily basis. This arrangement was not reflective of the manner in which Atmus would have been able to finance its operations had it been a standalone business separate from Cummins during each of the periods presented.
Cummins’ debt and related interest expense were not allocated to Atmus for any of the periods presented since Atmus was not the legal obligor of the debt and Cummins’ borrowings were not directly attributable to Atmus.
As the separate legal entities that made up the Filtration Business were not historically held by a single legal entity, Cummins’ net investment in this business (“Net Parent Investment”) was presented in lieu of a controlling interest’s equity in the Consolidated Financial Statements.
For the Filtration Business, transactions with Cummins affiliates were included in the Consolidated Statements of Net Income and related balances were reflected as related party receivables and related party payables. Other balances between the Filtration Business and Cummins were considered to be effectively settled in the Consolidated Financial Statements at the time the transactions were recorded.
As of the IPO Date
In connection with the Separation, Atmus entered into various agreements with Cummins, including a separation agreement. In the separation agreement, there were certain assets and liabilities identified in the schedules, including leases and unrecognized tax liabilities, which were retained by Cummins and were reflected as Net Parent Investment in the Company’s Consolidated Financial Statements, and those that were transferred to the Company, including additional pension assets, other compensation obligations and certain other assets and liabilities, which were transferred to the Company through Net Parent Investment in the Company’s Consolidated Financial Statements. These various agreements comprehensively provide a framework for Atmus’ relationship with Cummins and govern various interim and ongoing relationships between Atmus and Cummins post IPO.
As part of the Separation, Net Parent Investment was reclassified as Additional Paid-in Capital.

Periods Post IPO
Following the IPO, certain services continue to be provided by Cummins under a transition services agreement. The Company incurred certain costs in its establishment as a standalone public company and expects to incur ongoing additional costs associated with operating as an independent, publicly traded company.
As a standalone entity, the Company will file tax returns on its own behalf, and tax balances and effective income tax rates may differ from the amounts reported in the historical periods. Atmus currently files a consolidated Federal income tax return and returns in certain other jurisdictions with Cummins. Following a full separation from Cummins, Atmus will file tax returns in those jurisdictions on its own behalf.
Post IPO, Retained earnings began to accumulate and the balance reflected on the Consolidated Balance Sheets reflects earnings for the period May 26, 2023 through December 31, 2023.
NOTE 3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Investments in Equity Investees
Atmus uses the equity method to account for its investments in joint ventures, affiliated companies and alliances in which Atmus has the ability to exercise significant influence, generally represented by equity ownership or partnership equity of at least 20 percent but not more than 50 percent. Generally, under the equity method, original investments in these entities are recorded at cost and subsequently adjusted by Atmus’ share of equity in income or losses after the date of acquisition. Equity in income or losses of each investee is recorded according to Atmus’ level of ownership; if losses accumulate, Atmus records its share of losses until its investment has been fully depleted. If Atmus’ investment has been fully depleted, Atmus recognizes additional losses only when it is the primary funding source. Atmus eliminates (to the extent of its ownership percentage) in its Consolidated Financial Statements the profit in inventory held by its equity method investees that has not yet been sold to a third-party. Dividends received from equity method investees reduce the amount of its investment when received and do not impact its earnings. Atmus’ investments are classified as “Investments and advances related to equity method investees” in its Consolidated Balance Sheets. Atmus’ share of the results from joint ventures, affiliated companies and alliances is reported in its Consolidated Statements of Net Income as “Equity, royalty and interest income from investees” and is reported net of all applicable income taxes. Atmus’ foreign equity investees are presented net of applicable foreign income taxes in its Consolidated Statements of Net Income. See Note 5, Investments in Equity Investees, for additional information.
Use of Estimates in the Preparation of the Consolidated Financial Statements
Preparation of financial statements requires management to make estimates and assumptions that affect reported amounts presented and disclosed in Atmus’ Consolidated Financial Statements. Significant estimates and assumptions in these Consolidated Financial Statements require the exercise of judgement and are used for, but not limited to, estimates of future cash flows and other assumptions associated with goodwill and long-lived asset impairment tests, useful lives for depreciation and amortization, warranty programs, restructuring costs, income taxes, deferred tax valuation allowances, contingencies and allowances for doubtful accounts. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.
Revenue From Contracts with Customers
Revenue Recognition Sales of Products
Atmus sells to customers either through long-term arrangements or standalone purchase orders. Atmus’ long-term arrangements generally do not include committed volumes until underlying purchase orders are issued. Typically, Atmus recognizes revenue on the products it sells at a point in time, in accordance with shipping terms or other contractual arrangements. All related shipping and handling costs are accrued at the time the related performance obligation has been satisfied.

Atmus’ sales arrangements may include the collection of sales and other similar taxes that are then remitted to the related taxing authority. Atmus has elected to present the amounts collected for these taxes net of the related tax expense rather than presenting them as additional revenue.
Atmus grants credit limits and terms to customers based upon traditional practices and competitive conditions. Typical terms vary by market, but payments are generally due in 60 days or less from invoicing for most of Atmus’ product sales.
Sales Incentives
Atmus provides various sales incentives to both Atmus’ distribution network and OEM customers. These programs are designed to promote the sale of Atmus’ products or encourage the usage of Atmus’ products by OEM customers. When there is uncertainty surrounding these sales incentives, Atmus may reduce the amount of revenue Atmus recognizes under a contract through an incentive accrual. When the uncertainty has been resolved the accrual will be adjusted accordingly. Sales incentives primarily fall into three categories:
•
Aftermarket rebates;

•
Volume and growth rebates; and

•
Marketing Development Fund (“MDF”).

For aftermarket rebates, Atmus provides incentives to promote sales to certain dealers and end-markets. These rebates are typically paid on a quarterly, or more frequent, basis. At the time of the sale, Atmus considers the expected amount of these rebates when determining the overall transaction price. Estimates are adjusted at the end of each month or quarter based sales and historical experience.
For volume and growth rebates, Atmus provides certain customers with rebate opportunities for attaining specified volumes during a particular quarter or year. Atmus considers the expected amount of these rebates at the time of the original sale as it determines the sales revenue. Atmus updates its assessment of the amount of rebates that will be earned on a monthly or quarterly basis based on its best estimate of the volume levels the customer will reach during the measurement period.
For MDF’s, these are funds to support Atmus’ customers primarily for business development, marketing and advertising programs, promotional items jointly developed, dealer incentives and partnering programs. Depending on the agreement, the funds are accrued for and paid on a quarterly basis, annual basis, or as agreed with those customers receiving these funds.
Sales Returns
The initial determination of the sales revenue may also be impacted by product returns. Rights of return do not exist for the majority of Atmus’ sales other than for quality issues. Atmus does offer certain return rights in its aftermarket business, where some aftermarket customers are permitted to return a small amount of filters each year. An estimate of future returns is accounted for at the time of sale as a reduction in the overall sales revenue based on historical return rates.
Foreign Currency Transactions and Translation
Atmus translates assets and liabilities of foreign entities to U.S. dollars, where the local currency is the functional currency, at month-end exchange rates. Atmus translates income and expenses to U.S. dollars using weighted-average exchange rates. Atmus records adjustments resulting from translation in a separate component of accumulated other comprehensive loss and include the adjustments in net income only upon sale, loss of controlling financial interest or liquidation of the underlying foreign investment.
Foreign currency transaction gains and losses are included in net income. For foreign entities where the U.S. dollar is the functional currency, including those operating in highly inflationary economies when applicable, Atmus remeasures non-monetary balances and the related income statement amounts using historical exchange rates. Atmus includes the resulting gains and losses in net income, including the effect of derivatives in its Consolidated Statements of Net Income, which combined with transaction gains (losses) amounted to $(3.3) million, $0.3 million and $0.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Income Tax Accounting
Atmus determines its income tax expense using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax benefits of net operating loss and credit carryforwards are also recognized as deferred tax assets. Atmus evaluates the recoverability of its deferred tax assets each quarter by assessing the likelihood of future profitability and available tax planning strategies that could be implemented to realize Atmus’ net deferred tax assets. A valuation allowance is recorded to reduce the tax assets to the net value management believes is more likely than not to be realized. In the event Atmus’ operating performance deteriorates, future assessments could conclude that a larger valuation allowance will be needed to further reduce the deferred tax assets. In addition, Atmus operates within multiple taxing jurisdictions and are subject to tax audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. Atmus accrues for the estimated additional tax and interest that may result from tax authorities disputing uncertain tax positions. Atmus believes it made adequate provisions for income taxes for all years that are subject to audit based upon the latest information available.
Atmus’ income tax provision was prepared following the separate return method, which applies Accounting Standards Codification (“ASC”) 740 to the standalone financial statements of each member of the combined group as if the group member were a separate and standalone enterprise. Due to this treatment, tax transactions included in the Consolidated Financial Statements of the Parent may not be included in the separated Consolidated Financial Statements of the Company. Similarly, there may be certain tax attributes within the Consolidated Financial Statements of the Company that would not be found in the Consolidated Financial Statements and tax returns of the Parent. Examples of such items include net operating losses, tax credits carry forwards and valuation allowances, which may exist in the standalone financial statements but not in the Parent’s Consolidated Financial Statements.
Furthermore, the Consolidated Financial Statements do not reflect any amounts due to or due from the Parent for income tax related matters as these matters are settled at the end of each year.
A more complete description of Atmus’ income taxes and the future benefits of its net operating loss and credit carryforwards is disclosed in Note 6, Income Taxes.
Russian Operations
On March 17, 2022, Cummins’ Board of Directors decided to indefinitely suspend its operations in Russia due to the ongoing conflict in Ukraine. As a result of the suspension of operations, Atmus evaluated the recoverability of assets in Russia and assessed other liabilities that may have been incurred. Atmus has experienced, and expect to continue to experience, an inability to collect customer receivables. Atmus also determined that it has some inventory items that were designated specifically for Russia that will not be able to be used elsewhere.
As a result of this suspension, approximately $1.7 million of accounts receivable were reserved for and $0.6 million of inventory was written off in 2022. As of December 31, 2023, the accounts receivable reserves for Atmus’ Russia operations were $1.5 million and no inventory was written off during the year. The associated expense is recorded within Other operating expense, net and Cost of sales, respectively, in the Consolidated Statements of Net Income.
Cash and Cash Equivalents
Cash and cash equivalents consist of bank checking accounts and money market accounts. Atmus considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.

Accounts Receivable and Allowance for Doubtful Accounts
Trade accounts receivable represent amounts billed to customers and not yet collected or amounts that have been earned but may not be billed until the passage of time and are recorded when the right to consideration becomes unconditional. Trade accounts receivable are recorded at the invoiced amount, which approximates net realizable value and generally do not bear interest. The allowance for doubtful accounts is Atmus’ best estimate of the amount of expected credit losses in its existing accounts receivable. Atmus determines the allowance based on its historical collection experience and by performing an analysis of its accounts receivable in light of the current economic environment. This estimate of expected losses reflects those losses expected to occur over the contractual life of the receivable. Atmus reviews its allowance for doubtful accounts at least quarterly, and more frequently as needed. In addition, when necessary, Atmus provides an allowance for the full amount of specific accounts deemed to be uncollectible. Account balances are charged off against the allowance in the period in which it determines that it is probable the receivable will not be recovered. The allowance for doubtful accounts balances were $2.9 million and $2.4 million at December 31, 2023 and 2022, respectively; the increase was principally driven by Russia as described above. Bad debt write-offs were not material during the three years ended December 31, 2023.
Inventories
Atmus’ inventories are stated at the lower of cost or net realizable value. As of December 31, 2023 and 2022, approximately 32.1% and 34.4%, respectively, of its inventories were valued using the last-in, first-out (LIFO) cost method. The cost of other inventories is generally valued using the first-in, first-out (FIFO) cost method. Atmus’ inventories include estimates for adjustments related to annual physical inventory results and for inventory cost changes under the LIFO cost method. Due to significant movements of partially-manufactured components and parts between manufacturing plants, Atmus does not internally measure, nor do its accounting systems provide, a meaningful segregation between raw materials and work-in-process. See Note 7, Inventories, for additional information.
Property, Plant and Equipment
Atmus records property, plant and equipment at cost, inclusive of finance lease assets, with the adoption of ASC 842. Atmus depreciates the cost of the majority of its property, plant and equipment using the straight-line method with depreciable lives ranging from 20 to 40 years for buildings and 3 to 15 years for machinery, equipment and fixtures. Finance lease asset amortization is recorded in depreciation expense. Atmus expenses normal maintenance and repair costs as incurred. Depreciation expense totaled $21.5 million, $20.7 million and $21.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. See Note 8, Property, Plant and Equipment and Note 9, Leases, for additional information.
Impairment of Long-Lived Assets
Atmus reviews its long-lived assets for possible impairment whenever events or circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Atmus assesses the recoverability of the carrying value of the long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment of a long-lived asset or asset group exists when the expected future pre-tax cash flows (undiscounted and without interest charges) estimated to be generated by the asset or asset group is less than its carrying value. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between the estimated fair value and carrying value of the asset or asset group. Assumptions and estimates used to estimate cash flows in the evaluation of impairment and the fair values used to determine the impairment are subject to a degree of judgment and complexity. Any changes to the assumptions and estimates resulting from changes in actual results or market conditions from those anticipated may affect the carrying value of long-lived assets and could result in a future impairment charge.
Leases
Atmus determines if an arrangement contains a lease in whole or in part at the inception of the contract. Right-of-use (“ROU”) assets represent its right to use an underlying asset for the lease term while lease liabilities represent its obligation to make lease payments arising from the lease. All leases greater than 12 months result in the recognition of a ROU asset and a liability at the lease commencement date based on the present value of the lease payments over the lease term. As most of Atmus’ leases do not provide the information required to determine the implicit rate, Atmus uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. This rate is determined considering factors such as the lease term, Atmus’ credit standing and the economic environment of the location of the lease. Atmus uses the implicit rate when readily determinable.
Atmus’ lease terms include all non-cancelable periods and may include options to extend (or to not terminate) the lease when it is reasonably certain that Atmus will exercise that option. Leases that have a term of 12 months or less at the commencement date are expensed on a straight-line basis over the lease term and do not result in the recognition of an asset or a liability.
Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense for finance leases is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis, but interest expense on the liability is recognized utilizing the interest method that results in more expense during the early years of the lease. Atmus has lease agreements with lease and non-lease components, primarily related to real estate, vehicle and information technology (“IT”) assets. For vehicle and real estate leases, Atmus accounts for the lease and non-lease components as a single lease component. For IT leases, Atmus allocates the payment between the lease and non-lease components based on the relative value of each component. See Note 9, Leases, for additional information.
Goodwill
Atmus has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it is necessary to perform an annual quantitative goodwill impairment test. Atmus has elected this option for Atmus’ reporting unit. In addition, the carrying value of goodwill must be tested for impairment on an interim basis in certain circumstances where impairment may be indicated.
When Atmus is required or opt to perform the quantitative impairment test, the fair value of its reporting unit is estimated with either the market approach or the income approach using a discounted cash flow model. Atmus’ income approach method uses a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return.
The discounted cash flow model requires Atmus to make projections of revenue, gross margin, operating expenses, working capital investment and fixed asset additions for Atmus’ reporting unit over a multi-year period. Additionally, management must estimate a weighted-average cost of capital, which reflects a market rate, for Atmus’ reporting unit for use as a discount rate. The discounted cash flows are compared to the carrying value of the reporting unit and, if less than the carrying value, the difference is recorded as a goodwill impairment loss. In addition, Atmus also performs a sensitivity analysis to determine how much its forecasts can fluctuate before the fair value of a reporting unit would be lower than its carrying amount.
Atmus performs the required procedures as of the end of its fiscal third quarter.
Changes in Atmus’ projections or estimates, a deterioration of its operating results and the related cash flow effect or a significant increase in the discount rate could decrease the estimated fair value of its reporting unit and result in a future impairment of goodwill. See Note 10, Goodwill, for additional information.
Warranty
Atmus estimates and records a liability for standard warranty programs at the time its products are sold. Atmus’ estimates are based on historical experience and reflect management’s best estimates of expected costs at the time products are sold and subsequent adjustment to those expected costs when actual costs differ. As a result of the uncertainty surrounding the nature and frequency of product campaigns, the liability for such campaigns is recorded when Atmus commits to a recall action or when a recall becomes probable and estimable, which generally occurs when it is announced. Atmus reviews and assesses the liability for these programs on a quarterly basis. See Note 11, Product Warranty Liability, for additional information.

Research and Development
Atmus’ research and development programs are focused on product improvements, product extensions, innovations and cost reductions for its customers. Research and development expenditures include salaries, contractor fees, building costs, utilities, testing, technical IT, administrative expenses and allocation of corporate costs and are expensed, net of contract reimbursements, when incurred. Research and development expenses were $42.3 million, $38.5 million and $41.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Related Party Transactions
In accordance with the provisions of various joint venture agreements, Atmus may purchase products and components from its joint ventures, sell products and components to its joint ventures and its joint ventures may sell products and components to unrelated parties. Joint venture transfer prices may differ from normal selling prices. Certain joint venture agreements transfer product at cost, some transfer product on a cost-plus basis, and others transfer product at market value. Atmus also may purchase products and components from other Cummins’ owned entities and sell products to other Cummins’ owned entities. These purchases and sales take place on terms resulting in margins within a reasonable range of market rates. See Note 16, Relationship with Parent and Related Parties, for additional information.
Segment Information
Atmus operates its business as one operating segment and also one reportable segment based on the manner in which Atmus reviews and evaluates operating performance. The operating results are regularly reviewed by Atmus’ chief operating decision maker on a consolidated basis. The chief operating decision maker is Atmus’ Chief Executive Officer.
Stock-Based Compensation
Atmus maintains a share-based compensation plan, which authorizes the granting of various equity-based incentives, including restricted stock units (“RSU”s) and performance share units (“PSU”s). Stock compensation expense is generally amortized on a straight line basis over the service period during which awards are expected to vest, generally three years.
RSUs are typically granted to selected management employees on an annual basis and vest over three years. Dividend equivalents are paid during the vesting period. The fair value of Atmus’ RSUs and other stock-based awards is measured at the market price of its Common Stock on the grant date.
PSUs vest based on varying performance, market and service conditions. The fair value of Atmus’ PSUs is measured at the market price of Atmus’ Common Stock on the grant date. The final award may equal 0 – 200 percent of the target grant, based on Atmus’ actual performance during the vesting period.
Forfeitures are estimated on the grant date for all of Atmus’ stock-based compensation awards.
Pensions and other Postretirement Benefits
Atmus and its Parent provide a range of benefits, including pensions, postretirement and post-employment benefits to eligible current and former employees, of which certain of Atmus’ employees participate. For purposes of Atmus’ Consolidated Financial Statements, participation in Cummins plans is being treated as a multiemployer plan. Accordingly, the benefit obligations, plan assets and accumulated other comprehensive income (loss) amounts are not shown in the Consolidated Balance Sheets for these plans. Atmus plans that have been transferred as part of the transaction, however, are treated as single-employer plans. See Note 13, Pensions and Other Postretirement Benefits, for more information.
Net Parent Investment
Net Parent Investment represents Atmus’ Parent’s historical investment in Atmus, its accumulated net earnings after taxes and the net effect of transactions with and allocations from its Parent prior to the IPO.

Net Parent Investment in the Consolidated Balance Sheets represents Cummins’ net investment in Atmus and is presented in lieu of shareholders’ equity. The Consolidated Statements of Changes in Net Parent Investment include net cash transfers between Cummins and Atmus pursuant to the centralized cash management and other treasury-related functions performed by Cummins. The Net Parent Investment account includes the settlement and net effect of transactions with and corporate allocations from Cummins including administrative expenses such as corporate finance, accounting and field shared services, information services, human resources, marketing, corporate office and other services.
In the separation agreement, there were certain assets and liabilities which were retained by Cummins and were reflected as Net Parent Investment in the Company’s Consolidated Financial Statements, and those that were transferred to the Company through Net Parent Investment in the Company’s Consolidated Financial Statements.
The net effect of other assets and liabilities and related income and expenses recorded at the corporate level and pushed down to Atmus are also included in Net Parent Investment.
All transactions reflected in Net Parent Investment in the accompanying Consolidated Balance Sheets have been considered cash receipts and payments for purposes of the Consolidated Statements of Cash Flows and are reflected in financing activities in the accompanying Consolidated Statements of Cash Flows with the exception of certain non-cash items related to an unrecognized tax liability for FIN48 reserves and leased assets and related depreciation, which were retained by Cummins upon completion of Atmus’ IPO. These items have been included as supplemental information to the Consolidated Statements of Cash Flows.
Recent Accounting Pronouncements Net Yet Adopted
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker (“CODM”). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements. Atmus expect this ASU to only impact Atmus’ disclosures with no impacts to Atmus’ results of operations, cash flows and financial condition.
Income Taxes (Topic 740): Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU No. 2023-09: Income Taxes (Topic 740): Improvements to Income Tax Disclosures that requires entities to disclose additional information about federal, state, and foreign income taxes primarily related to the income tax rate reconciliation and income taxes paid. The new standard also eliminates certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. The guidance is effective for Atmus’ fiscal year ending December 31, 2025, with early adoption permitted. The guidance does not affect recognition or measurement in Atmus’ consolidated financial statements. Atmus expects this ASU to only impact its disclosures with no impacts to Atmus’ results of operations, cash flows and financial condition.
NOTE 4:   REVENUE FROM CONTRACTS WITH CUSTOMERS
Disaggregation of Revenue
Revenue by Geographic Area
The table below presents Atmus’ consolidated sales by geographic area. Net sales attributed to geographic areas were based on the location of the customer.

	Years ended December 31,
In millions	2023	2022	2021
United States	$746.5	$720.5	$619.6
Other international	881.6	841.6	819.2
Total net sales	$1,628.1	$1,562.1	$1,438.8
Revenue by Product Category
The table below presents Atmus’ consolidated sales by product category.
	Years ended December 31,
In millions	2023	2022	2021
Fuel	$705.2	$674.7	$612.6
Lube	305.4	306.9	278.7
Air	282.4	267.8	242.9
Other	335.1	312.7	304.6
Total net sales	$1,628.1	$1,562.1	$1,438.8
Revenue by Major Customer
Related party sales to Cummins represented 17.4% of net sales in 2023 ($282.5 million), 19.3% of net sales in 2022 ($302.2 million) and 18.5% of net sales in 2021 ($266.8 million). For the years ended December 31, 2023, 2022 and 2021, two external customers, PACCAR and the Traton Group, each represented greater than 10% of Atmus’ annual net sales. These customers represented 15.6% and 11.8% of net sales in 2023, 16.2% and 12.0% of net sales in 2022 and 15.1% and 11.7% of net sales in 2021. No other customers exceeded 10% of net sales in the three years presented.
NOTE 5:   INVESTMENTS IN EQUITY INVESTEES
Investments and advances related to equity method investees and Atmus’ ownership percentages were as follows:
	Ownership Percentage	December 31,
In millions		2023	2022
Shanghai Fleetguard Filter Co. Ltd.	50.0%	$24.9	$23.9
Fleetguard Filters Pvt. Ltd.	49.5%	$58.0	$51.4
Filtrum Fibretechnologies Pvt. Ltd.	49.7%	$1.9	$1.7
Investments and advances related to equity method investees		$84.8	$77.0
Dividends received from Atmus’ unconsolidated equity investees were $19.8 million, $23.1 million and $24.0 million in 2023, 2022 and 2021, respectively.
Equity, royalty and interest income from investees, net of applicable taxes, was as follows:
	Years ended December 31,
In millions	2023	2022	2021
Shanghai Fleetguard Filter Co. Ltd.	$5.9	$5.3	$10.2
Fleetguard Filters Pvt. Ltd.	$21.5	$17.1	$16.4
Filtrum Fibretechnologies Pvt. Ltd.	$0.2	$0.3	$0.2
Atmus share of net income	$27.6	$22.7	$26.8
Royalty and interest income	$6.0	$5.3	$5.6
Equity, royalty and interest income from investees	$33.6	$28.0	$32.4

Atmus’ joint ventures are primarily intended to allow Atmus to increase its market penetration in geographic regions, reduce capital spending, streamline Atmus’ supply chain management and develop technologies. The results and investments in Atmus’ joint ventures in which Atmus has 50 percent or less ownership are included in “Equity, royalty and interest income from investees” and “Investments and advances related to equity method investees” in its Consolidated Statements of Net Income and Consolidated Balance Sheets, respectively.
•
Shanghai Fleetguard Filter Co. Ltd. — Shanghai Fleetguard Filter Co. Ltd. is a limited liability company (Sinoforeign joint venture) incorporated in Shanghai of the People’s Republic of China on April 27, 1994 by Dongfeng Motor Parts and Components Group Co., Ltd. and Cummins (China) Investment Co. with 50% partnership. Shanghai Fleetguard Filter Co. Ltd.’s approved scope of business operations includes the manufacture and sales of various filters and filter spare parts for diesel engines, trucks, buses, mining, excavators and other construction equipment to customers in China and exports to Atmus. Shanghai Fleetguard Filter Co. Ltd. has three manufacturing sites, Shanghai, Wuhan and Shiyan, with Shanghai being the primary location.

•
Fleetguard Filters Pvt. Ltd. — Fleetguard Filters Pvt. Ltd. is a limited company incorporated in 1987 by Perfect Sealing Systems Private Limited (India) and Cummins Filtration Inc. (USA) which set a benchmark by providing premium filtration solutions for both on and off-highway applications from Air, Lube, Fuel, Hydraulic and Water Filtration to Coolants & Chemicals. They focus on supplies to first fit and aftermarket customers in India and exports to Atmus. The Head Office of Fleetguard Filters Pvt. Ltd. is located at Baner, in Pune, Maharashtra, India and has seven manufacturing plants in different states of India — Dharwad in Karnataka, Hosur in Tamil Nadu, Jamshedpur in Jharkhand, Nandur, Wadki and Loni Khalbhor in Maharashtra, and Sitarganj in Uttarakhand.

Equity Investee Financial Summary
Summary financial information for Atmus’ equity investees was as follows:
	Years ended December 31,
In millions	2023	2022	2021
Net sales	435.2	392.5	429.7
Gross margin	170.0	136.3	98.8
Net income	56.2	38.4	53.9
Atmus share of net income	27.6	22.7	26.8
Royalty and interest income	6.0	5.3	5.6
Total equity, royalty and interest income from investees	33.6	28.0	32.4
Current assets	182.5	157.9	186.0
Non-current assets	87.4	82.0	84.1
Current liabilities	(89.1)	(75.9)	(88.0)
Non-current liabilities	(4.7)	(7.3)	(5.3)
Net assets	176.1	156.7	176.8
Atmus share of net assets	85.7	78.9	88.1
NOTE 6:   INCOME TAXES
The following table summarizes income before income taxes:
	Years ended December 31,
In millions	2023	2022	2021
U.S. income(1)	$136.3	$69.1	$71.9
Foreign income(1)	90.1	142.9	144.7
Income before income taxes	$226.4	$212.0	$216.6

(1)
The change in the mix of earnings between U.S. and foreign operations from 2022 to 2023 primarily relates to a legal entity restructuring implemented in anticipation of the IPO and the Separation.

Income tax expense (benefit) consisted of the following:
	Years ended December 31,
In millions	2023	2022	2021
Current
U.S. federal and state	$38.4	$28.6	$15.5
Foreign	26.7	25.7	33.7
Total current income tax expense	65.1	54.3	49.2
Deferred
U.S. federal and state	(10.4)	(11.4)	1.6
Foreign	0.4	(1.3)	(4.3)
Total deferred income tax expense (benefit)	(10.0)	(12.7)	(2.7)
Income tax expense	$55.1	$41.6	$46.5
Total income taxes paid were approximately $41.3 million, $20.3 million and $17.6 million in 2023, 2022 and 2021, respectively.
A reconciliation of the statutory U.S. federal income tax rate to the effective tax rate was as follows:
	Years ended December 31,
	2023	2022	2021
Statutory U.S. federal income tax rate	21.0%	21.0%	21.0%
State income tax, net of federal effect	1.4%	0.9%	1.0%
Differences in rates and taxability of foreign subsidiaries and joint ventures	3.9%	(2.6)%	(1.2)%
Research tax credits	(1.3)%	(0.6)%	(1.1)%
Foreign derived intangible income	(1.7)%	(1.3)%	(1.2)%
Valuation allowance	—%	(0.4)%	0.7%
Uncertain tax positions	0.1%	2.5%	1.6%
Other, net	0.9%	0.1%	0.7%
Effective tax rate	24.3%	19.6%	21.5%
Atmus’ effective tax rate for 2023 was 24.3 percent compared to 19.6 percent for 2022 and 21.5 percent for 2021. The increase in Atmus’ effective tax rate was primarily due to changes in the mix of Atmus’ income before income taxes between the U.S. and foreign countries.
At December 31, 2023, $129.9 million of non-U.S. earnings are considered indefinitely reinvested in operations outside the U.S. for which deferred taxes have not been provided. Determination of the related deferred tax liability, if any, is not practicable because of the complexities associated with the hypothetical calculation.
Carryforward tax benefits and the tax effect of temporary differences between financial and tax reporting that give rise to net deferred tax assets (liabilities) were as follows:

	December 31,
In millions	2023	2022
Deferred tax assets
Foreign carryforward benefits	$5.6	$18.6
Accrued expenses	14.3	15.5
Warranty expenses	2.5	3.5
Lease liabilities	2.7	4.1
Research and development capitalization	15.6	—
Other	5.1	12.3
Gross deferred tax assets	45.8	54.0
Valuation allowance	(3.7)	(16.4)
Total deferred tax assets	42.1	37.6
Deferred tax liabilities
Property, plant and equipment	7.8	8.0
Unremitted income of foreign subsidiaries and joint ventures	13.9	12.4
Employee benefit plans	0.7	1.2
Lease assets	3.2	4.0
Other	3.7	5.0
Total deferred tax liabilities	29.3	30.6
Net deferred tax assets	$12.8	$7.0
Atmus’ foreign carryforward benefits as of December 31, 2023 may be carried forward indefinitely, subject to certain utilization limitations.
A valuation allowance is recorded to reduce the gross deferred tax assets to an amount Atmus believes is more likely than not to be realized. The valuation allowance is primarily attributable to the uncertainty regarding the realization of foreign net operating loss carryforward benefits.
A reconciliation of the valuation allowance for the years ended December 31, 2023, 2022 and 2021 was as follows:
	Years ended December 31,
In millions	2023	2022	2021
Balance at beginning of year	$16.4	$17.6	$16.0
Additions charged to tax expense	0.1	0.4	2.1
Valuation allowance reversal	—	(1.6)	(0.5)
Other(1)	(12.8)	—	—
Balance at end of year	$3.7	$16.4	$17.6

(1)
Pursuant to the Separation Agreement, includes certain assets and liabilities, including deferred tax assets, and corresponding valuation allowances which were retained by Cummins. In addition, includes impact of currency changes and the expiration of net operating losses for which a full valuation allowance was recorded.

Atmus’ Consolidated Balance Sheets contain the following tax related items:

	December 31,
In millions	2023	2022
Prepaid expenses and other current assets
Refundable income taxes	$2.0	$0.8
Other assets
Deferred income tax assets	$14.2	$14.3
Other accrued expenses
Income tax payable	$10.3	$6.0
Other liabilities
One-time transition tax	$—	$0.7
Deferred income tax liabilities	$1.4	$7.3
A reconciliation of unrecognized tax benefits for the years ended December 31, 2023, 2022 and 2021 was as follows:
	December 31,
In millions	2023	2022	2021
Balance at beginning of year	$22.2	$19.0	$16.6
Additions to current year tax positions	0.2	3.2	2.4
Additions to prior years’ tax positions	—	—	—
Reductions to prior years’ tax positions(1)	(22.2)	—	—
Balance at end of year	$0.2	$22.2	$19.0

(1)
Pursuant to the Separation Agreement, includes certain assets and liabilities, including contingency reserves which were retained by Cummins

The total amount of unrecognized tax benefits in 2023, 2022 and 2021, if recognized, would favorably impact the effective tax rate in future periods.
Atmus has accrued interest expense related to the unrecognized tax benefits of zero, $7.0 million and $5.0 million as of December 31, 2023, 2022 and 2021, respectively. Atmus recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.
Audit outcomes and the timing of audit settlements are subject to significant uncertainty. Although Atmus believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on its earnings. Conversely, if these issues are resolved favorably in the future, the related provision would be reduced, thus having a positive impact on earnings.
As a result of Atmus’ global operations, Atmus files income tax returns in various jurisdictions including U.S. federal, state and foreign jurisdictions. Atmus is routinely subject to examination by taxing authorities throughout the world, including Australia, Belgium, Brazil, Canada, China, France, India, Mexico, the U.K. and the U.S. With few exceptions, Atmus’ U.S. federal, major state and foreign jurisdictions are no longer subject to income tax assessments for years before 2019.
NOTE 7:   INVENTORIES
Inventories are stated at the lower of cost or net realizable value. Inventories included the following:

	December 31,
In millions	2023	2022
Finished products	$179.2	$195.9
Work-in-process and raw materials	101.1	92.4
Inventories at FIFO cost	280.3	288.3
Excess of FIFO over LIFO	(30.3)	(43.3)
Total inventories	$250.0	$245.0
NOTE 8:   PROPERTY, PLANT AND EQUIPMENT
Details of Atmus’ property, plant and equipment balance were as follows:
	December 31,
In millions	2023	2022
Land and buildings	$69.9	$68.7
Machinery, equipment and fixtures	320.8	304.1
Construction in process	57.3	35.4
Property, plant and equipment, gross	448.0	408.2
Less: Accumulated depreciation	(273.4)	(259.8)
Property, plant and equipment, net	$174.6	$148.4
NOTE 9:   LEASES
Atmus’ lease portfolio consists primarily of real estate and equipment leases. Atmus’ real estate leases primarily consist of land, office, distribution, warehousing and manufacturing facilities. These leases typically range in term from 2 to 50 years and may contain renewal options for periods up to 10 years at Atmus’ discretion. Atmus’ equipment lease portfolio consists primarily of vehicles, fork trucks and IT equipment. These leases typically range in term from two years to three years and may contain renewal options. Atmus’ leases generally do not contain variable lease payments other than (1) certain foreign real estate leases which have payments indexed to inflation and (2) certain real estate executory costs (such as taxes, insurance and maintenance), which are paid based on actual expenses incurred by the lessor during the year. Atmus’ leases generally do not include residual value guarantees.
Atmus’ operating lease cost was $10.5 million, $10.7 million, and $10.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. Atmus’ finance lease cost, short-term lease cost and variable lease cost were immaterial for the years ended December 31, 2023, 2022 and 2021.
Supplemental balance sheet information related to leases:
	December 31,
In millions	2023	2022	Balance Sheet Location
Assets
Operating	$24.8	$32.4	Other assets
Finance(1)	$0.7	$0.6	Property, plant and equipment, net
Total lease assets	$25.5	$33.0
Liabilities
Current
Operating	$7.1	$9.0	Other accrued expenses
Finance	$0.3	$0.4	Other accrued expenses
Long-term

	December 31,
In millions	2023	2022	Balance Sheet Location
Operating	$18.5	$23.2	Other liabilities
Finance	$0.5	$0.7	Other liabilities
Total lease liabilities	$26.4	$33.3

(1)
Finance lease assets were recorded net of accumulated amortization of $0.9 million and $1.3 million at December 31, 2023 and 2022.

Supplemental cash flow and other information related to leases:
	Years ended December 31,
In millions	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$8.8	$9.4	$9.4
Right-of-use assets obtained in exchange for lease obligations
Operating leases	$11.8	$7.4	$14.7
Finance leases	$0.2	$0.8	$1.0
Additional information related to leases:
	December 31,
	2023	2022
Weighted-average remaining lease term (in years)
Operating leases	4.2	3.8
Finance leases	3.2	3.6
Weighted-average discount rate
Operating leases	4.9%	3.4%
Finance leases	2.2%	1.5%
Following is a summary of the future minimum lease payments due to finance and operating leases with terms of more than one year at lease commencement at December 31, 2023, together with the net present value of the minimum payments:
In millions	Finance Leases	Operating Leases
2024	$0.4	$8.1
2025	0.2	6.8
2026	0.1	6.0
2027	0.1	3.6
2028	0.1	2.0
After 2028	—	2.1
Total minimum lease payments	0.9	28.6
Interest	(0.1)	(3.0)
Present value of net minimum lease payments	$0.8	$25.6
NOTE 10:   GOODWILL
Goodwill is not amortized but it is subject to impairment testing at the reporting unit on an annual basis, or more often if events or circumstances indicate there may be impairment. Atmus performs a goodwill impairment evaluation for its reporting unit annually. There was no impairment of goodwill during the periods covered by these Consolidated Financial Statements.
NOTE 11:   PRODUCT WARRANTY LIABILITY
A tabular reconciliation of the product warranty liability, including accrued product campaigns, was as follows:
	December 31,
In millions	2023	2022	2021
Balance, beginning of year	$15.5	$23.9	$23.2
Provision for base warranties issued	8.6	1.6	5.9
Payments made during period	(6.0)	(7.0)	(7.6)
Changes in estimates for pre-existing product warranties	(4.0)	(2.6)	2.2
Foreign currency translation and other	(0.1)	(0.4)	0.2
Balance, end of year	$14.0	$15.5	$23.9
Warranty liabilities on Atmus’ Consolidated Balance Sheets were as follows:
	December 31,
In millions	2023	2022
Current portion	$5.4	$5.9
Long-term portion	8.6	9.6
Total	$14.0	$15.5
Fuel Heater Campaign Accrual
Quality issues were identified with a particular application of a fuel heater which primarily impacted one customer, resulting in a recall campaign. A total of $24.2 million was accrued for this campaign during 2020 and 2019. The remaining accrual balance at December 31, 2023 was $3.0 million.
NOTE 12.   DEBT AND BORROWING ARRANGEMENTS
Atmus entered into the Credit Agreement with Cummins and a syndicate of banks, providing for a term loan and a revolving credit facility, in anticipation of the Separation. Borrowings under the Credit Agreement did not become available under the Credit Agreement until the IPO occurred. The facilities covered by the Credit Agreement will mature on September 30, 2027.
Upon completion of the IPO, Atmus borrowed $650 million under the Credit Agreement, consisting of proceeds of the term loan and amounts drawn under the revolving credit facility, and paid such amounts to Cummins in partial consideration for the Separation.
Borrowings under the Credit Agreement bear interest at varying rates, depending on the type of loan and, in some cases, the rates of designated benchmarks and the applicable election made. Generally, U.S. dollar-denominated loans bear interest at an adjusted term Secured Overnight Financing Rate (“SOFR”) (which includes a 0.10 percent credit spread adjustment to SOFR) for the applicable interest period plus a rate ranging from 1.125 percent to 1.75 percent depending on Atmus’ net leverage ratio. As of December 31, 2023, $600 million has been drawn on the term loan and no amount was drawn on the revolving credit facility. These amounts are included within Long-term debt and Current maturities of long-term debt on the Balance Sheet. As of December 31, 2023, Atmus’ fair value of Long-term debt was approximately $594 million, which was derived from Level 2 input measures.
Atmus’ credit lines available as of December 31, 2023 and December 31, 2022 include:

	As of December 31, 2023		As of December 31, 2022
	Facility Amount	Borrowed Amount	Facility Amount	Borrowed Amount
	(in millions)
Credit facilities:
Term loan September 30, 2027(1)	600.0	600.0	—	—
Revolving credit facility September 30, 2027(1)	400.0	—	—	—

(1)
Atmus maintains a term loan facility and a revolving credit facility as part of the Credit Agreement. The Credit Agreement includes financial covenants that Atmus maintain certain net leverage, secured net leverage and interest coverage ratios. At December 31, 2023, Atmus complied with all financial covenants. The Credit Agreement also contains customary representations, events of default and covenants, including restrictions on the level of borrowing.

Over the next five years, aggregate principal maturities of Atmus’ long-term debt are (in millions):
2024	2025	2026	2027	2028	Thereafter	Total
$7.5	$22.5	$30.0	$540.0	$—	$—	$600.0
NOTE 13:   PENSIONS AND OTHER POSTRETIREMENT BENEFITS
Pension Plans
Multiemployer Plans with Cummins
Cummins offers various retirement benefits (“Cummins Plans”) to its eligible employees which includes eligible employees of Atmus, both in the U.S. and foreign countries. Since Cummins provides these benefits to eligible employees and retirees of Atmus, the costs to participating employees of Atmus in these plans are reflected in the Consolidated Financial Statements, while the related assets and liabilities are retained by Cummins.
The total Cummins defined benefit pension plan service costs allocated to Atmus were $5.7 million, $5.8 million and $6.8 million in 2023, 2022 and 2021, respectively. These costs are reflected in the Consolidated Financial Statements as a component of Cost of sales, Research, development and engineering expenses and Selling, general and administrative expenses. The non-service benefit allocated to Atmus was $3.4 million, $3.4 million and $2.7 million in 2023, 2022 and 2021, respectively. The non-service benefit is reflected as a component of Other income, net.
The following is a listing of significant defined benefit pension plans sponsored by Cummins in which eligible Atmus employees and retirees participate:
Country	Name of Defined Benefit Plan(s)
Mexico	Pension Plan, Seniority Premium, Termination Indemnity(a)
United Kingdom	Cummins UK Pension Plan
United States	The Cummins Pension Plan
Cummins Inc. Excess Benefit Retirement Plan
Cummins Inc. Postretirement Health Care and Life Insurance Plans
Atmus Plans
Atmus has defined benefit pension plans, which provide retirement benefits to eligible participants and are collectively referred to as the “Atmus Plans.” The plans’ benefits are primarily based on employee earnings and credited service.

Plans in two countries, Belgium and Mexico, were newly established in 2022. Prior to the establishment of the plans in Belgium and Mexico, Filtration employees’ participated in the Cummins’ plans.
The total Atmus Plans’ defined benefit pension plan expenses were $0.9 million in 2023, $2.0 million in 2022 and $0.8 million in 2021. Service costs allocated to Atmus were $0.6 million in 2023, $1.5 million in 2022 and $0.6 million in 2021. These costs are reflected in the Consolidated Financial Statements as a component of Cost of sales, Research, development and engineering expenses and Selling, general and administrative expenses. The non-service costs allocated to Atmus were immaterial for each of the years ended December 31, 2023, 2022 and 2021. These non-service costs are reflected as a component of Other income, net.
The total Atmus Plans’ defined benefit pension plan liabilities were $9.6 million and $7.3 million as of December 31, 2023 and 2022, respectively. These liabilities are reflected in the Consolidated Financial Statements as a component of Other liabilities.
The following is a listing of significant Atmus Plans:
Country	Name of Defined Benefit Plan(s)
Belgium	Reglement Plannen Leven en Overligden
France	Indemnité de Départ en Retraite
Germany	ersorgungsordnung von October 1979
Japan	Employee Retirement Allowance Plan
Mexico	Pension Plan, Seniority Premium, Termination Indemnity(a)

(a)
New plans have been established in Mexico, but for a period of time, certain Atmus employees will continue to participate in the Cummins’ plans until they are transferred into the new Atmus plans.

NOTE 14:   COMMITMENTS AND CONTINGENCIES
Legal Proceedings
The Company is subject to lawsuits and claims arising out of the ordinary course of its business. The Company does not have any currently pending claims or litigation that the Company believes, individually or in the aggregate, will have a material adverse effect on its financial position, results of operations, cash flows, liquidity or capital resources. Atmus carries various forms of commercial, property and casualty, product liability and other forms of insurance. Where Atmus has not obtained its own insurance policies, it will continue to be covered under Cummins’ insurance policies while Atmus continues to be majority owned by Cummins; however, such insurance may not be applicable or adequate to cover the costs associated with a judgment against Atmus with respect to these lawsuits, claims and proceedings. While the Company believes it has established adequate accruals for Atmus’ expected future liability with respect to pending lawsuits, claims and proceedings, where the nature and extent of any such liability can be reasonably estimated based upon presently available information, there can be no assurance that the final resolution of any existing or future lawsuits, claims or proceedings will not have a material adverse effect on Atmus’ business, financial condition, results of operations or cash flows.
Indemnifications
Periodically, Atmus enters various contractual arrangements where it agrees to indemnify a third-party against certain types of losses. Atmus regularly evaluates the probability of having to incur costs associated with these indemnities and accrue for expected losses that are probable. Because the indemnifications are not related to specified known liabilities, and due to their uncertain nature, Atmus is unable to estimate the maximum amount of the potential loss associated with these indemnifications.

NOTE 15:   ACCUMULATED OTHER COMPREHENSIVE LOSS
Following are the changes in accumulated other comprehensive income (loss) by component:
	For the Years Ended December 31,
	2023	2022	2021
	(in millions)
Currency translation adjustments:
Balance at beginning of period	$(56.7)	$(40.1)	$(28.1)
Currency translation adjustments	$0.6	$(16.6)	$(12.0)
Other comprehensive income (loss), net	$0.6	$(16.6)	$(12.0)
Balance at end of period	$(56.1)	$(56.7)	$(40.1)
Pensions and other benefit plans:
Balance at beginning of period	$0.9	$(1.5)	$(2.2)
Change in pensions and other benefit plans	$(1.5)	$3.1	$1.0
Tax benefit (expense)	$0.5	$(0.7)	$(0.3)
Other comprehensive (loss) income, net	$(1.0)	$2.4	$0.7
Balance at end of period	$(0.1)	$0.9	$(1.5)
Accumulated other comprehensive loss:
Balance at beginning of period	$(55.8)	$(41.6)	$(30.3)
Total other comprehensive loss, net	$(0.4)	$(14.2)	$(11.3)
Balance at end of period	$(56.2)	$(55.8)	$(41.6)
NOTE 16:   RELATIONSHIP WITH PARENT AND RELATED PARTIES
As described in Note 1, Description of the Business, prior to the IPO, Atmus had been managed and operated in the normal course of business with other subsidiaries of Cummins. Accordingly, certain shared costs prior to the IPO have been allocated to Atmus and reflected as expenses in the Consolidated Financial Statements. Management of Cummins and Atmus consider the allocation methodologies used to be reasonable and appropriate reflections of historical expenses of Cummins attributable to Atmus for purposes of the Consolidated Financial Statements; however, the expenses reflected in the Consolidated Financial Statements may not be indicative of the actual expenses that would have been incurred during the periods presented if Atmus historically operated as a separate, stand-alone entity. In addition, the expenses reflected in the Consolidated Financial Statements may not be indicative of expenses that will be incurred in the future by Atmus.
The Company entered into the separation agreement and transition services agreement with Cummins, among other transaction agreements, all of which will govern the parties relationship following the IPO. This includes services provided by Cummins to the Company for a fixed term on a service-by-service basis. Atmus will pay Cummins mutually agreed-upon fees for the services provided under the transition services agreement.
Corporate Costs/Allocations
The Consolidated Financial Statements include corporate costs incurred by Cummins for services that were provided to or on behalf of Atmus for the period prior to IPO. Such costs represent shared services and infrastructure provided by Cummins, including administrative, finance, human resources, information technology, legal, and other corporate and infrastructure services.
The corporate costs reflected in the Consolidated Financial Statements consist of direct charges to the business and indirect allocations to Atmus. The costs that were directly charged to Atmus, such as the shared services for finance provided by Cummins Business Services, were primarily determined based on actual usage.
Indirect allocations are related to shared services and infrastructure provided by Cummins that would benefit Atmus but have not been directly charged to Atmus in a manner discussed above. These corporate costs were allocated to Atmus using methods management believes are consistent and reasonable. The primary allocation factor is third-party revenue; however, other relevant metrics are also utilized based on the nature of the underlying activities. For example, headcount is used as the allocation driver to allocate the human resource departmental costs.
The expenses allocated and directly charged reflect all expenses that Cummins incurred on behalf of the Company. The expenses reflected in the Consolidated Financial Statements may not be indicative of the actual expenses that would have been incurred during the period presented if Atmus historically operated as a separate, stand-alone entity. All corporate charges and allocations have been deemed paid by Atmus to Cummins in the period in which the cost was recognized in the Consolidated Statements of Income.
Prior to the separation Cummins used a centralized approach to cash management and financing of its operations, including Atmus’ operations. Accordingly, Atmus transferred all of its cash to Cummins to be utilized in the central cash management program and as a result do not have cash allocated to Atmus in the consolidated financial statements in 2022 and 2021.
Total corporate costs allocated to Atmus were $13.7 million, $45.0 million and $54.3 million for the years ended December 31, 2023, 2022 and 2021, respectively. Allocated corporate costs are included in Net sales, Cost of sales, Selling, general and administrative expenses, Research, development and engineering expenses and Other income, net. Post IPO, Atmus has and will continue to incur its own corporate costs associated with being a standalone publicly traded company.
Related Party Balances
Atmus had trade receivables of $37.9 million and $52.0 million for products sold to, and accounts payable of $54.8 million and $57.6 million for products and services purchased in the ordinary course from Cummins as of December 31, 2023 and December 31, 2022, respectively. Atmus’ sales to Cummins were $282.5 million, $302.2 million and $266.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.
NOTE 17:   STOCK-BASED COMPENSATION
Under the Atmus 2022 Omnibus Incentive Plan, Atmus is authorized to issue a maximum of $7.5 million shares of common stock to Atmus employees and non-employee directors.
Restricted Stock Units and Performance Share Units
Atmus recorded compensation expense related to RSUs and PSUs of $5.5 million during the year ended December 31, 2023 and zero during the years ended December 31, 2022 and 2021, respectively. The unamortized compensation expense related to Atmus RSUs and PSUs was $16.1 million and is expected to be recognized over a weighted-average period of 2.4 years.
Atmus’ RSU and PSU activity is reflected below:
	Number of Shares	Grant Date	Weighted-Average Fair Value Per Share	Weighted-Average Aggregate Fair Value
Balance at January 1, 2023	—		$—
Granted	763,480	Various	28.34	$21.6 million
Vested	—		—
Forfeited	—		—
Balance at December 31, 2023	763,480		28.34
NOTE 18:   EARNINGS PER SHARE
Basic net earnings per share (“EPS”) is computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net EPS is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options and other stock incentive plans.
Basic and diluted EPS were calculated as follows:
	For the Years Ended December 31,
	2023	2022	2021
	(in millions, except per share data)
Net income	$171.3	$170.4	$170.1
Weighted-average shares for basic EPS	83.3	83.3	83.3
Plus incremental shares from assumed conversions of long-term incentive plan shares	0.1	—	—
Weighted-average shares for diluted EPS	83.4	83.3	83.3
Basic earnings per share	2.06	2.05	2.04
Diluted earnings per share	$2.05	$2.05	$2.04
Basic and diluted EPS for the years ended December 31, 2022 and 2021 were calculated using the shares of common stock that were issued and outstanding as of the completion of the IPO. For the periods prior to the IPO, it is assumed that there were no dilutive equity instruments as there were no equity awards of Atmus outstanding prior to the IPO. Post IPO, there were no anti-dilutive shares.
NOTE 19.   SUPPLEMENTAL BALANCE SHEET DATA
Other assets included the following:
	December 31, 2023	December 31, 2022
	(in millions)
Operating lease assets(1)	$24.8	$32.4
Deferred income taxes	14.2	14.3
Long-term receivables	3.1	3.1
Other	9.4	7.2
Other assets	$51.5	$57.0
Other accrued expenses included the following:
	December 31, 2023	December 31, 2022
	(in millions)
Marketing accruals	$42.6	$47.3
Other taxes payables	12.7	7.5
Income taxes payable	10.3	6.0
Current portion of operating lease liabilities(1)	7.1	9.0
Current portion of finance lease liabilities	0.3	0.4
Other	10.7	8.8
Other accrued expenses	$83.7	$79.0

Other liabilities included the following:
	December 31, 2023	December 31, 2022
	(in millions)
Long-term portion of operating lease liabilities(1)	$18.5	$23.2
Deferred income taxes	1.4	7.3
Long-term income taxes(1)	0.2	29.8
Other long-term liabilities	11.7	10.9
Other liabilities	$31.8	$71.2

(1)
Balances at December 31, 2022 included an unrecognized tax liability for FIN48 reserves and leased assets and related depreciation, which have been retained by Cummins upon completion of Atmus’ IPO and are no longer included on Atmus’ Consolidated Balance Sheets at December 31, 2023. See Note 1, Description of the Business, and in Note 2, Basis of Presentation for more information.

Okapi Partners LLC
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In the U.S., including Puerto Rico, and Canada, please call (toll-free): +1-877-279-2311
All other areas, please call: +1-917-484-4425
Email: info@okapipartners.com
Questions and requests for assistance may be directed to the information agent at its address, telephone numbers and email address listed above. Additional copies of this prospectus, the letter of transmittal and other tender offer materials may be obtained from the information agent as set forth above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.
THE EXCHANGE AGENT FOR THIS EXCHANGE OFFER IS:
If using UPS, FedEx or Courier:	If using USPS Service:
Broadridge Corporate Issuer Solutions, LLC	Broadridge Corporate Issuer Solutions, LLC
Broadridge, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717	Broadridge, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0718
THE DEALER MANAGERS FOR THIS EXCHANGE OFFER ARE:
Goldman Sachs & Co. LLCJ.P. Morgan